CIBC

For what matters.

CLIENTS WHAT MATTERS BRANCHES ADVICE RETAIL GROWTH 140 YEARS CREDIT CARDS SAVINGS PERFORMANCE LEADERSHIP INVESTMENT ADVICE ACCESS AND CHOICE EMPLOYEES MORTGAGES LENDING & ABMS CANADIANS SHAREHOLDERS SUPPORT FOR BUSINESSES WHOLESALE PROGRESS MOBILE BANKING RETIREMENT BANKING

"At CIBC, our employees work every day to help our clients achieve what matters most to them. And for over 140 years, we have been there for Canadians, helping them buy their first homes, helping them grow their businesses, and providing them with retirement advice.

2010 ANNUAL REPORT

CLIENTS
WHAT MATTERS
BRANCHES

CIBC
For what matters.

RETAIL
GROWTH
CREDIT CARDS
ADVICE
140 YEARS
SAVINGS
PERFORMANCE
LEADERSHIP
INVESTMENT ADVICE
ACCESS AND CHOICE
EMPLOYEES
MORTGAGES
LENDING
CANADIANS
SHAREHOLDERS

"At CIBC, our employees work every day to help our clients achieve what matters most to them. And for over 140 years, we have been there for Canadians, helping them buy their first homes, helping them grow their businesses, and providing them with retirement advice.

Gerry McCaughey, *President and Chief Executive Officer, CIBC*

2010 Performance
Vision
–	To be the leader in client relationships
Mission
–	Help our clients achieve what matters to them

–	Create an environment where all employees can excel

–	Make a real difference in our communities

–	Generate strong total returns for shareholders
Values
–	Trust, Teamwork, Accountability
Clients
–	Opened, relocated or expanded 35 branches

–	First major bank in Canada to launch a mobile banking App for iPhone

–	Canada’s largest dual issuer of credit cards

–	Launched first debit card in Canada to offer Visa Debit features

–	#1 on the TSX in terms of volume and value of trades executed

–	Led or co-led several notable investment banking deals

–	Added new clients and expanded existing relationships in our corporate lending group

–	Invested in our brand campaign, highlighting how CIBC has helped clients achieve what matters to them
CIBC is a leading Canadian-based financial institution with a market capitalization of $30.7 billion and a Tier 1 capital ratio of 13.9%. We have two major businesses – CIBC Retail Markets and Wholesale Banking –focused in Canada and around the world. We provide a full suite of financial products and services to 11 million clients. By investing in our businesses, our clients, our people and our communities, we will deliver consistent and sustainable earnings to our shareholders.

Employees
–	Employee Commitment Index increased for the fifth consecutive year

–	Recognized as Best Employer for New Canadians for the third consecutive year

–	Launched new leadership development program

–	Promoted the diversity and inclusion within our workforce through eight employee Affinity networks with more than 3,500 members

–	Introduced a new theme, Think Differently, to support CIBC’s 18th Annual Diversity Month
Communities
–	Contributed close to $34 million to communities across Canada

–	The Canadian Breast Cancer Foundation CIBC Run for the Cure raised $33 million

–	Celebrated 25th anniversary of CIBC Miracle Day, raising $3.5 million

–	Proud broadcast sponsor of the 2010 FIFA World Cup

–	Contributed $7.2 million to the 2009 United Way campaign

Revenue	Net income	Diluted earnings per share	Return on equity
($ billions)	($ billions)	($)	(%)

CIBC’s financial performance in 2010 supported
an industry-leading total shareholder return of 32.4%.

Chair of the Board’s Letter
Charles Sirois
Chair of the Board
Another dynamic year for financial services
2010 marked another dynamic year in the financial services sector as regulators balanced the need to support the economic recovery with efforts to mitigate global financial risk.
     In this changing environment, your Board has been resolute in its commitment to maintaining strong governance principles.
     Over the last year, the Board has focused on further strengthening CIBC’s governance systems, board renewal and board effectiveness, while enhancing risk management oversight. We also spent more time on our stakeholder engagement framework, talent management and executive compensation. In 2010, GovernanceMetrics International awarded CIBC a global rating of 10.0, which is the highest rating assigned by this organization, and placed CIBC in the top 1% of all companies ranked for best-in-class corporate governance standards.
Stakeholder engagement – an integral part of our investor relations program
Maintaining an ongoing dialogue with investors is a priority of your Board. Our framework for stakeholder engagement has kept the Board current on the views of our stakeholders while managing increased stakeholder requirements. Although we have always had direct discussions with shareholders, our formalized process and enhanced focus in this area have allowed us to be more proactive.

     Our emphasis on effective stakeholder engagement extends beyond the meetings we have with investors to our overall communication strategy. In 2010, we were honoured to have received a Governance Gavel Award from the Canadian Coalition for Good Governance in recognition of our proxy circular disclosure about CIBC’s approach to executive compensation.
Strategy and risk – a Board enriched process
Corporate strategy, and its successful execution, is a key determinant of shareholder value. Although strategy is management’s responsibility, your Board continues to be an active participant in CIBC’s evolving process for strategic planning, as well as CIBC’s process for measuring progress against the strategic priorities set by management and approved by the Board.
     The independent insights from our experienced directors bring a balanced and value-added perspective to this process. In addition, your Board has been actively engaged in educational sessions focused on understanding the impact of the changing environment on themes that are critical to CIBC’s strategy.
     As part of CIBC’s financial and strategic planning process, the Board’s Risk Management Committee has approved refinements to CIBC’s risk appetite to maintain a strong alignment between risk and business strategy. The changes recognize CIBC’s goal to be a lower-risk Canadian bank with a view to growing judiciously in select businesses where we have strong competitive capabilities and market opportunities.
     We continue to view our risk appetite statement as an important tool to support a risk culture across the organization that is aligned with CIBC’s strategic imperative of consistent and sustainable performance.
Executive compensation and talent management
With the support of the Management Resources and Compensation Committee, CIBC has further developed talent management and renewed its talent strategy. This strategy focuses on enhancing succession planning among employees at all levels, as well as organizational effectiveness and leadership development.
     Executive compensation continues to be a key area of focus with the objective of aligning CIBC’s executive compensation program with CIBC’s strategy and emerging best practices in the marketplace. Following the redesign of our senior executive team compensation program in 2009, we introduced changes in 2010 that covered our broader executive population. These changes, which include the greater use of performance vesting criteria and equity deferrals, will be described in CIBC’s 2011 Management Proxy Circular that will be available in March.
Looking forward
At our upcoming Annual Shareholder Meeting, Jalynn Bennett will be retiring from our Board. Jalynn has served as a CIBC director since 1994, bringing financial expertise and governance insights to her various roles on all of CIBC’s Board committees. As Chair of the Corporate Governance Committee from 2003 to 2010, Jalynn was instrumental in establishing our annual review of Board performance and director competencies as well as our Board renewal process. I wish to thank Jalynn for her contributions over many years of valuable service on our Board.
     In all, 2010 has been a productive year for your Board and one of progress for CIBC. I would like to recognize Gerry, his management team and all employees at CIBC for their continued efforts on behalf of CIBC’s clients and shareholders this past year. I would also like to thank my fellow directors for their continued support.

Chief Executive Officer’s Letter
Gerry McCaughey
President and
Chief Executive Officer
2010 was a good year for CIBC and our stakeholders
Faced with economic and industry conditions that improved from 2009 but remained challenging, CIBC reported solid financial results and progress against our strategic priorities.
     Driven by revenue growth and lower loan losses, net income grew to $2.5 billion and cash diluted earnings per share(1) increased to $5.95. Return on equity was strong at 19.4%. And while investing in our core businesses, we maintained industry competitive measures of productivity and industry leading capital ratios.
     Our financial performance in 2010 and strong position heading into 2011 reflect CIBC’s focus on achieving and maintaining market leadership in our core businesses, growing in select areas where we have proven capabilities and supporting our growth with strong fundamentals.
Growth and progress in Retail Markets
CIBC Retail Markets reported net income in 2010 of $2.2 billion, up from $1.9 billion in 2009. This result reflects an effective balance of growth and risk. Higher revenue in all three of our main business segments – personal banking, business banking and wealth management – and lower loan losses were the key contributors to the 16% growth in profitability.

Our retail business made significant investments and delivered notable achievements in 2010
–	As part of our overall focus on the client experience and making it easier for our clients to do their banking with us, we opened, relocated or expanded 35 branches, while continuing our targeted approach to extending evening, Saturday and Sunday hours in our branches;

–	We were the first Canadian bank to launch a mobile banking App for iPhone and followed with other smartphone innovations that have enabled our clients “on the go” to perform many of their day-to-day banking transactions anywhere, anytime at www.cibc.mobi;

–	Our acquisition of a MasterCard portfolio from Citi Cards Canada Inc. enhanced our market leadership in credit cards and makes CIBC the largest dual issuer of Visa and MasterCard in Canada;

–	Our acquisition of full ownership of CIT Business Credit Canada Inc. gives us a market leadership position in asset-based lending in Canada and, combined with other initiatives, positions CIBC for growth in business banking;

–	We launched several new products for our clients, including the CIBC eAdvantage Savings Account; the first Visa Debit card in Canada with the CIBC Advantage Card; and announced lower trading fees for our discount brokerage clients who have $100,000 in business with CIBC;

–	We invested in new technology and tools to help our network of more than 3,000 advisors across Canada better serve client needs; and

–	We continued to invest in our national television brand advertising campaign throughout 2010 that featured CIBC employees and their commitment to providing value to our clients every day.
Heading into 2011, our retail franchise is well positioned for growth. We are among market leaders in Canada in key products such as mortgage lending, deposits and credit cards, and have expanded the second largest combined branch and ABM network in the country.
Earnings stability and risk-controlled performance in Wholesale Banking
Wholesale Banking reported net income of $342 million in 2010, compared to a loss of $472 million in 2009. These numbers include the results of our structured credit run-off business, which improved from a loss of $684 million in 2009 to a loss of $161 million in 2010.
     As a result of reduced levels of activity across the industry, earnings in our core Wholesale Banking business were down from 2009, but continued to exhibit the greater consistency and risk control that emerged in 2009 following the refocusing of our Wholesale Banking activities.

Our Wholesale Banking business is well positioned for earnings growth as industry conditions improve:
–	We continue to hold market leading positions in Canada in key areas such as equity trading, equity underwriting, debt underwriting and M&A;

–	In corporate lending, we have added new clients and expanded existing relationships that have contributed to revenue growth. Our corporate lending group is partnering closely with our business banking group in CIBC Retail Markets to grow CIBC’s small business, commercial and corporate client relationships in support of our strategic objective of achieving a market leadership position in these segments over the next 3 to 5 years; and

–	Several significant technology investments have been completed or are at advanced stages, which will further our client service and risk management capabilities and support our growth plans across our sales, trading, advisory and lending businesses.
While investing in our core Wholesale Banking strategy, we continued to actively manage and reduce our structured credit run-off business. In 2010, we reduced notional exposures by $17 billion through sales and terminations of underlyings, as well as settlements with financial guarantors. Our remaining portfolio of primarily collateralized loan obligations and corporate debt has experienced minimal defaults in the underlying collateral and continues to benefit from significant levels of subordination.
Strong fundamentals
While continuing to invest in our core businesses, we have strengthened the foundation of the bank:
–	CIBC’s balance sheet is strong and competitive with an industry leading Tier 1 capital ratio of 13.9%, a funding profile that is well diversified by term, product and market, significant improvements in credit quality during 2010, and Value-at-Risk levels at the low end of the industry;

–	While growing our revenue, we have managed our expenses to maintain our non-interest expense to revenue ratio at our strategic objective of industry median among the major banks in Canada; and

–	Our risk management group has provided strong independent oversight while working together with our businesses to support their growth objectives.
In 2010, the Basel Committee on Banking Supervision announced new regulatory capital and liquidity standards for global banks. Canada’s regulator, the Office of the Superintendent of Financial Institutions (OSFI), will be confirming the specific application of these standards for Canadian banks. With our strong Tier 1 capital ratio, a Tangible common equity ratio(1) that we have strengthened from 7.6% to 9.9% over the course of 2010, and a strong liquidity profile, CIBC is well positioned to meet the emerging standards and proposed implementation timelines while continuing to invest in our future.

Strategic imperative
Underpinning our activities at CIBC is the importance of our strategic imperative of consistent and sustainable performance over the long term.
     In my 2009 letter, I spoke about the need for CIBC to be strong through the full economic cycle by operating at full capacity where we are strongest. This is why our Canada first strategy is the right one for CIBC, and has strengthened CIBC over the past two years.
Summary
2010 was a good year for CIBC and our stakeholders:
–	For our investors, we delivered a total shareholder return of 32.4%, which led the major Canadian banks;

–	For our 11 million clients, we made significant investments and innovations so that we can continue to deliver what matters most;

–	For our employees, we enhanced our focus on leadership development and talent management and generated strong commitment from the success of our national television brand advertising campaign featuring CIBC employees and what they do on behalf of our clients every day;

–	For our communities, we continued to make a lasting impact with events such as the Canadian Breast Cancer Foundation CIBC Run for the Cure, CIBC Miracle Day, and the many other charitable activities that CIBC and our employees are committed to.
In closing, I want to thank each of our more than 42,000 employees for their contribution over the past year. The leadership, professionalism and commitment you demonstrate in serving our clients, shareholders and communities is the key to our ongoing success.
     I also want to recognize Ron Lalonde, a member of my senior executive team, who is retiring in December 2010. Ron will be missed by everyone who has had the pleasure of working with him during his long and successful career at CIBC.

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.

Senior Executive Team

Gerry McCaughey	Sonia Baxendale	Michael Capatides	Ron Lalonde
President and	President	Chief Administrative Officer	Senior Executive Vice-President
Chief Executive Officer	CIBC Retail Markets	and General Counsel	CIBC
CIBC		Administration
Performance against objectives

	Medium-term objectives	2010 results
Earnings per share (EPS) growth	Diluted EPS growth of 5%–10% per annum, on average, over the next 3–5 years	2010 EPS of $5.87 compared with 2009 EPS of $2.65

Return on equity (ROE)	Return on average common equity of 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity)	ROE: 19.4%

Capital strength	Tier 1 capital ratio target of 8.5% Total capital ratio target of 11.5%	Tier 1 capital ratio: 13.9% Total capital ratio: 17.8%

Business mix	At least 75% retail (as measured by economic capital(1))	74%/26% retail/wholesale (as measured by economic capital(1))

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances (loan loss ratio) on a managed basis(1) between 50 and 65 basis points through the business cycle	Loan loss ratio on a managed basis(1): 56 basis points

Productivity	Achieve a median ranking within our industry group, in terms of our non-interest expense to total revenue (cash efficiency ratio, taxable equivalent basis (TEB)(1))	Cash efficiency ratio, TEB(1): 57.6%

Dividend payout ratio	40%–50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions)	Dividend payout ratio: 59.1%

Total shareholder return	Outperform the S&P/TSX Composite Banks index (dividends reinvested) on a rolling five-year basis	Five years ended October 31, 2010: CIBC – 36.6% Index – 50.2%

A constituent of the Dow Jones Sustainability World Index for nine consecutive years, and a member of the Dow Jones Sustainability North American Index since its inception in 2005	Listed on the FTSE4Good Index since its inception in 2001	A member of the Jantzi Social Index since its inception in 2000

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.

Richard Nesbitt	Richard Venn	David Williamson	Tom Woods
Chairman and	Senior Executive Vice-President	Chief Financial Officer	Chief Risk Officer
Chief Executive Officer	CIBC	Finance	Risk Management
Wholesale Banking
Non-financial performance

	Objectives		Accomplishments
Clients	Help our clients achieve what matters to them	•	Provided greater access and choice to clients with:
			-	35 branches opened or expanded across Canada
			-	Launch of first mobile banking App for iPhone by a major Canadian bank
		•	Introduced new product innovations, including:
			-	CIBC Advantage Card – offering Visa Debit
			-	CIBC EverydayPlus Chequing Account and CIBC eAdvantage Savings Account

Employees	Create an environment where all employees can excel	•	Increased our Employee Commitment Index for the fifth consecutive year
		•	Selected as one of Canada’s Best Employers for New Canadians for the third consecutive year
		•	Invested approximately $56 million in training and development

Community	Make a real difference in our communities	•	Invested close to $34 million to support communities across Canada
		•	Helped raise more than $33 million for the Canadian Breast Cancer Foundation CIBC Run for the Cure
		•	Raised $3.5 million on the 25th anniversary of CIBC Miracle Day in 2009
		•	Contributed $7.2 million to the 2009 United Way campaign

Environment	Demonstrate environmental responsibility in all activities	•	Increased the use of Forest Stewardship Council (FSC) certified paper stock to 84%
		•	Converted more than 11,000 employee accounts through CIBC’s “Go Paperless” campaign

Governance	Be a leader in governance practices	•	Received a Governance Gavel Award from the Canadian Coalition for Good Governance in recognition of our proxy circular disclosure about CIBC’s approach to executive compensation
		•	Ranked in the top 1% of all companies rated by GovernanceMetrics International for best-in-class corporate governance standards
		•	Named one of the Best 50 Corporate Citizens for 2010 by Corporate Knights
		•	Recognized as one of Canada’s 50 Most Socially Responsible Corporations by Jantzi-Sustainalytics and Maclean’s

CIBC Retail Markets
CIBC Retail Markets’ objective is to be the primary financial institution for our clients; consolidating their business with us by delivering what matters most — excellent service, strong financial advice and competitive products.

CIBC Retail Markets
CIBC Retail Markets’ objective is to be the primary financial institution for our clients; consolidating their business with us by delivering what matters most – excellent service, strong financial advice and competitive products.
     CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a range of financial products, services and advice to nearly 11 million clients in Canada and the Caribbean, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean.
     Our objective is to be the primary financial institution for our clients, consolidating their business with us by delivering what matters most – excellent service, strong financial advice and competitive products.
     The strength of our retail franchise is evident in our market leadership in key areas where CIBC Retail Markets currently holds #1, #2 or #3 market positions in six of our eight product categories.
Personal Banking
2010 Highlights
–	CIBC ranks #1 in credit cards outstandings, #2 in mortgages and #3 in deposits

–	Delivered 5% growth in funds managed

–	Acquired a $2.0 billion MasterCard portfolio to become largest dual credit card issuer in Canada

–	First bank in Canada to launch a mobile banking App for iPhone

–	Opened or expanded 35 branches across Canada

–	Introduced CIBC Advantage Card – the first Visa Debit card in Canada, as well as CIBC eAdvantage Savings Account and CIBC EverydayPlus Chequing Account
Business Banking
2010 Highlights
–	CIBC ranks #3 in deposits and #4 in lending

–	Grew funds managed by 6%

–	New leadership and renewed focus on business banking

–	Acquired 100% of asset-based lending business

–	Only major bank in Canada to offer unlimited day-to-day transactions for small business through the CIBC Unlimited Business Operating Account
Wealth Management
2010 Highlights
–	CIBC ranks #2 in managed solutions and full service brokerage

–	Record long-term net sales growth

–	Strong fund performance

–	Announced new low pricing for CIBC Investor’s Edge online brokerage clients

–	Strong investment fund offering providing clients with significant choice

–	Growth in high net worth client base
Operating highlights

Wealth management
Revenue	Net income	Funds managed	assets under administration
($ billions)	($ billions)	($ billions)	($ billions)

Executing our CIBC Retail Markets strategy
Investing for growth
CIBC had a strong year investing in the growth of our retail businesses in 2010.
We acquired a $2.0 billion MasterCard portfolio from Citi Cards Canada Inc. to become the largest dual issuer of Visa and MasterCard products in Canada. Acquiring this portfolio complements our well-established leadership position in the premium cards market and further strengthens our market position in the broader mass credit card market.
In addition, we acquired 100% of CIT Business Credit Canada Inc. to enhance our position in asset-based lending. This will contribute to our objective of growing our business banking activities in Canada and increasing our market position in this important business segment.
Advice that’s right for our clients
Providing strong advice is the foundation of CIBC’s retail strategy and a key differentiator for CIBC in the market. Our more than 3,000 advisors offer a broad range of advisory solutions to meet our clients’ diverse financial needs.
We’ve helped more than 2.3 million clients prepare for their future since the launch of the CIBC Financial HealthCheck, which helps clients determine where they are today, what their financial goals are and how to achieve them.

CIBC was the first bank in	Announced new	CIBC is the only major
Canada to launch a mobile	competitive pricing	bank in Canada to offer
banking App for iPhone for	structure for CIBC Investor’s	unlimited day-to-day
clients on the go	Edge online brokerage	transactions for small
business owners

Enhancing access and choice
for our clients
We have also focused our investments in delivering greater access and choice to our clients in how, when and where they do their banking.
This year, we opened or expanded 35 branches across Canada completing our five-year, strategic branch investment program to build, relocate or expand 70 branches more than a year ahead of schedule.
CIBC clients have access to close to 1,100 branches in communities from coast-to-coast. CIBC has more than 3,000 advisors to provide our clients with our industry leading advice — at hours that are convenient to them. Over 40% of our branches are open Saturdays and we offer 7 days-a-week banking at almost 50 locations.
CIBC was the first bank in Canada to launch a mobile banking App for iPhone, as well as offering mobile banking to BlackBerry and other smartphone users. There is a strong demand in Canada for these services, and CIBC is the clear leader in delivering innovative mobile banking solutions.
CIBC clients can bank on the go with CIBC Mobile Banking for iPhone, BlackBerry and other smartphones.
No matter how our clients choose to bank with us, we are focused on ensuring they continue to have an excellent client experience, whether it is through:
–	Our online banking channel, which has been named The Best Consumer Internet Bank in Canada for three straight years
–	The second largest ABM network in Canada, which we continue to upgrade and replace with faster machines and enhanced security features
–	Our telephone banking channel, where we proactively make two million phone calls to clients annually to ensure we are meeting their financial needs
Going forward, we will continue to invest in our capabilities to meet client needs by enabling new and more convenient ways to bank.

Building the CIBC brand
In addition, we have been investing in our brand. We launched a highly successful national brand campaign demonstrating how CIBC has helped clients achieve what matters to them in their business and personal lives for more than 140 years. We have featured more than 55 employees from across Canada in our brand campaign who represent the passion and commitment that more than 42,000 employees bring to our clients each day.
The brand campaign is just one component of the significant investments we have made in our brand over the past year. Others include:
–	CIBC’s exclusive financial services broadcast sponsorship of the 2010 FIFA World Cup. CIBC’s sponsorship included a two-month national tour, branch events, street celebrations and extensive broadcast, print and online advertising. Following this success, CIBC has entered into a sponsorship agreement for the 2014 FIFA World Cup Brazil

–	We will sponsor the International Indian Film Academy Weekend and Awards Toronto 2011, the first time these celebrations are being held in North America

–	The introduction of a quarterly CIBC National Client Appreciation Day — a further example of our commitment to enhancing the experience for our clients by setting aside a special day each quarter to say “Thank You” for their loyalty and business

–	CIBC’s highly successful SWITCH campaign giving Canadians compelling reasons to switch more of their business to CIBC

–	Our title sponsorship since 1997 of one of Canada’s premier fundraising events — The Canadian Breast Cancer Foundation CIBC Run for the Cure — which raised $33 million this year to support breast cancer research
Overall, each of these strategic investments is helping us demonstrate to our clients that we are committed to helping them achieve what matters.

A young couple came to me for advice on a mortgage for
their first home. With so many different types of mortgages
out there, my clients weren’t sure which one was
right for them. I helped them choose the mortgage that fit
their lifestyle, their budget and their goals.
— Stacey Laughington, Financial Services Representative, CIBC
Product innovations
In 2010, CIBC Launched innovative new products like the CIBC Advantage Card — the first Visa Debit card in Canada to offer clients all the benefits of their current debit card along with vastly expanded acceptance for online purchases and international point of sale debit transactions.
We announced an innovative new pricing structure for CIBC Investor’s Edge online investors. At $6.95 per trade for any client with more than $100,000 in business with CIBC, this new pricing offer gives online investors one of the most competitive trading prices available today in Canada.
To further strengthen our savings account line-up, we offer the CIBC eAdvantage Savings Account and the Renaissance High Interest Savings Account which provide clients with the opportunity to earn high interest and maximize their savings.
We remain leaders in the credit card marketplace in Canada. Our leading CIBC Aerogold Visa premium credit cards were recognized as the top airline travel card by rewardscanada.ca for the second year in a row.
For our business clients, we provide an expanded suite of credit solutions with asset-based lending, and we are the only major bank in Canada to offer unlimited day-to-day transactions for small business owners through the CIBC Unlimited Business Operating Account.
FirstCaribbean
2010 Highlights
CIBC has an extensive banking presence in the Caribbean through FirstCaribbean International Bank.
FirstCaribbean was the first financial services institution in the Caribbean to launch mobile banking regionally. Further competitive innovations include the introduction of the market leading Visa Debit card that can be used throughout the Caribbean and overseas. In addition, an enhanced, more user-friendly client website was launched, including online applications for products.
FirstCaribbean introduced CIBC Axiom Portfolios mutual fund family to the region and also launched a new suite of products for small business owners, including deposit products, revolving business credit cards and lines of credit.

Wholesale Banking
Wholesale Banking’s objective is to be the premier client-focused wholesale bank based in Canada by bringing Canadian capital markets products to Canada and the rest of the world and also by bringing the world to Canada.

CIBC Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world, through its two business segments – corporate and investment banking and capital markets.
     Our goal is to be the premier client-focused wholesale bank based in Canada by bringing Canadian capital markets products to Canada and the rest of the world, and bringing the world to Canada. We are committed to delivering excellent advice, service and value to our clients and consistent, sustainable returns to our shareholders. We work closely with all CIBC businesses to ensure our clients benefit from the scale of the CIBC franchise, the breadth of business and product offerings and the strength of our brand.
     Wholesale Banking’s strategy is aligned with CIBC’s strategic imperative of delivering consistent, sustainable performance. Our client-focused strategy positions us well to achieve a #1, #2 or #3 position in our key business categories.
Operating highlights

Revenue	Net income (loss)	Economic capital(1)	Value at Risk (VaR)
($ millions)	($ millions)	($ billions)	($ millions)

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.

Executing our Wholesale Banking strategy
In 2010, we focused on delivering continued earnings stability and excellent service and value to our clients through what remained a cautious business and economic environment. Throughout 2010, our Wholesale Banking business continued to demonstrate market leadership in serving our core Canadian clients by:
–	Maintaining our strong position in mergers and acquisitions and improving our market position in syndicated lending

–	Increasing authorized loan commitments by 14.6%

–	Continuing our leadership position in equity trading, underwriting, debt capital markets and structured products

–	Identifying lending, foreign exchange, securitization and electronic trading as other core areas of opportunity within Wholesale Banking where we have capacity, industry leading capabilities and supportive market conditions for growth

–	Strengthening our competitive position with large asset managers and expanding our equity trading client base
Corporate and investment banking
The corporate credit products group made significant progress in strengthening and expanding our lending capability. We were sole lead arranger and sole bookrunner for a $1.0 billion corporate revolver for Enerplus and the co-lead and joint bookrunner for a $2.3 billion corporate revolver for Penn West Energy Trust.
     Investment banking had a strong year of involvement in many deals and served as joint bookrunner for a $287 million bought deal secondary offering for Dollarama Inc. and joint bookrunner for Cameco Corporation’s $908 million bought secondary offering of Centerra Gold Inc. common shares. In addition, we acted as financial advisors to the directors of Red Back Mining in regard to its combination with Kinross Gold and to the Encana board in regard to its division into two distinct independent energy companies.

In 2010, capital markets sales and cash equities continued to build upon its presence as a leader in providing clients with industry leading service and execution. We maintained a leadership position in both equity trading and underwriting, ranking #1 overall in equity trading volume and value across all markets for the second consecutive year.
     We continued to expand our equity research with a focus on the energy, mining and materials, and financial services sectors, and our equity trading professionals were recognized by clients as key contributors to their investment knowledge.
     Capital markets trading delivered another strong year within the corporate and government bond markets. CIBC was joint bookrunner for a 10-year, $1.0 billion bond offering for TELUS Corporation, a $700 million offering of senior notes for Husky Energy and a US$1.5 billion, five-year global bond offering from the Province of British Columbia, its largest ever US$-denominated offering. CIBC also led a $6.0 billion bond offering for Canada Housing Trust No.1.
     Having built earnings stability over the last two years, we are now focused on strategic opportunities to generate risk-controlled growth in a number of key areas by:
–	Building on our client-focused approach to broaden their business relationships with CIBC

–	Continuing to expand our corporate lending products and capabilities

–	Differentiating our product offering by enhancing our electronic delivery channels

–	Pursuing growth opportunities in our foreign exchange trading and sales
Wholesale Banking industry recognition
CIBC is already a well-established leader in many of the key Wholesale Banking markets it serves.
     In 2010, we were named Canada House of the Year for our leadership in retail notes investment products by Structured Products Magazine. Starmine and The Globe and Mail recognized CIBC with nine honours in the stock picking and earnings estimation categories –making CIBC their most honoured broker. A Canada Housing Trust No. 1 bond offering led by CIBC was named The Canadian Dollar Deal of the Year by Euromoney. In this year’s Global Custodian Prime Brokerage Survey, CIBC was commended in all categories, and ranked #1 in multi-prime brokerage among Canadian Prime Brokers.

Governance
At the heart of CIBC’s governance structure is an experienced, independent Board of Directors that is committed to upholding strong governance principles, creating a culture of engagement and transparency, and leading in governance best practices.

Sustaining excellence in governance
CIBC believes that embracing strong governance is the foundation to delivering against its strategic imperative of consistent and sustainable performance over the long term. The Board of Directors (the Board) employs a comprehensive, integrated governance framework as the basis for its oversight responsibilities of the management of the business and affairs of CIBC.
CIBC’s integrated governance framework
The framework guides the Board and management in fulfilling their obligations to CIBC and its stakeholders. The Board reviews the effectiveness of the governance structure annually and is committed to evolving its structure to ensure it serves as the keystone for sustaining excellence in governance in the future.
     This framework includes a capable and qualified Board with diverse backgrounds and skills; a collaborative and constructive relationship between the Board and senior management; and a robust set of governance and control policies and procedures.
Continually evolving governance practices
As part of its ongoing review, the Board regularly assesses and enhances its governance practices and principles to confirm that we continue to meet regulatory requirements and that we remain at the forefront of governance best practices. CIBC posts these practices and principles on our corporate website at www.cibc.com.
     The Statement of Corporate Governance Practices describes our comprehensive governance framework, states CIBC’s vision and details the Board’s responsibilities. This document describes the Board’s policy on board composition, director nomination and tenure, board independence and education, as well as director and executive compensation and management succession.
     The Board and management of CIBC recognize the importance of consistent and timely communication with CIBC’s stakeholders. The CIBC Disclosure Policy explains CIBC’s disclosure philosophy and practices for disclosing material information to the market, and outlines roles and responsibilities of various individuals and groups at CIBC relating to the release of material information. The Policy is intended to minimize the risk of unauthorized, inconsistent or selective disclosure.
Fostering a culture of integrity and accountability
In accordance with our commitment to nurture a governance culture of integrity and personal accountability, CIBC has policies on personal conduct for directors, employees and contractors intended to foster a strong ethical culture and to protect our clients, our employees and CIBC.
     The CIBC Code of Ethics for Directors applies to all members of CIBC’s Board of Directors. The principles in this Code require a consistent and high standard of ethical conduct for all directors. The principles are intended to protect the business interests of CIBC, maintain CIBC’s reputation for integrity and foster compliance with applicable legal and regulatory obligations. Directors are required to certify their compliance with the Code each year.
     The CIBC Code of Conduct promotes ethical decision-making for all employees and supports behaviour that is consistent with CIBC’s core values of Trust, Teamwork and Accountability. All employees are required to complete annual certification and testing on the CIBC Code of Conduct to ensure they understand its requirements.
     All CIBC employees are encouraged to come forward with any concerns. In keeping with our commitment to open and honest communications, employees are expected to report any irregular business activity or behaviour that could place CIBC’s integrity or reputation at risk. Concerns can be reported in confidence and anonymity to any CIBC executive, director or through the confidential CIBC Ethics Hotline. Employees who report suspected contraventions in good faith are protected from retaliation or adverse employment action.

Meeting and exceeding compliance requirements
As a Canadian public company with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), CIBC has in place a system of corporate governance practices that meets or exceeds all applicable regulatory requirements. A summary of significant differences between the corporate governance practices of CIBC and those required of U.S. domestic companies under the NYSE listing standards is available at www.cibc.com.
Committed to ongoing Board renewal
We recognize the importance of having a complement of board skills, experience and competencies. Using our competency matrix, we annually assess the individual skills across the Board to ensure we have the appropriate balance of qualifications and skills to effectively address CIBC’s evolving needs.
     The Board has four committees which, as part of its overall responsibilities, assist in carrying out its duties and enhance governance:
•	Audit Committee (AC)

•	Corporate Governance Committee (CGC)

•	Management Resources and Compensation Committee (MRCC)

•	Risk Management Committee (RMC)
Supported by an effective committee structure
The Board has worked hard to align its governance and risk management philosophies and structure to support our broader long-term strategic imperative of consistent and sustainable performance over the long term.
     To support the senior team on the governance and control activities of CIBC, four management committees have been established:
•	Capital & Risk Committee

•	Disclosure Committee

•	Reputation & Legal Risk Committee

•	Governance and Control Committee
The Board committee mandates are outlined in greater detail in the Management Proxy Circular and are available at www.cibc.com.
     Directors’ committee membership is indicated following their name in the Board of Directors list below:
Board of Directors
Charles Sirois C.M., O.Q. (1997)
Chair of the Board
CIBC
Chairman and Chief Executive Officer
Telesystem Ltd.
(Montreal, Quebec, Canada)
Brent S. Belzberg (2005)
(CGC, MRCC)
Senior Managing Partner
Torquest Partners
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
(AC)
Corporate Director
(Toronto, Ontario, Canada)
Gary F. Colter (2003)
(CGC, MRCC)
President
CRS Inc.
(Mississauga, Ontario, Canada)
Dominic D’Alessandro (2010)
(RMC)
Past President and Chief Executive Officer
Manulife Financial Corporation
(Toronto, Ontario, Canada)
Patrick D. Daniel (2009)
(RMC)
President and Chief Executive Officer
Enbridge Inc.
(Calgary, Alberta, Canada)
Luc Desjardins (2009)
(MRCC)
Equity Partner
The Sterling Group, LP
(Montreal, Quebec, Canada)
Hon. Gordon D. Giffin (2001)
(MRCC)
Senior Partner
McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Linda S. Hasenfratz (2004)
(MRCC)
Chief Executive Officer
Linamar Corporation
(Guelph, Ontario, Canada)
Nicholas D. Le Pan (2008)
(CGC, RMC)
Consultant
(Ottawa, Ontario, Canada)
Hon. John P. Manley P.C., O.C. (2005)
(AC, CGC)
President and Chief Executive Officer
Canadian Council of Chief Executives
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer
CIBC
(Toronto, Ontario, Canada)
Jane L. Peverett (2009)
(AC)
Corporate Director
(West Vancouver, British Columbia,
Canada)
Leslie Rahl (2007)
(RMC)
Founder and Managing Partner
Capital Market Risk Advisors, Inc.
(New York, New York, U.S.A.)
Robert J. Steacy (2008)
(RMC)
Corporate Director
(Toronto, Ontario, Canada)
Ronald W. Tysoe (2004)
(AC, CGC)
Corporate Director
(Jupiter, Florida, U.S.A.)

Senior Executive Team
Gerry McCaughey
President and Chief Executive Officer
CIBC
Sonia Baxendale
President
CIBC Retail Markets
Michael Capatides
Chief Administrative Officer
and General Counsel
Administration
Ron Lalonde
Senior Executive Vice-President
CIBC
Richard Nesbitt
Chairman and Chief Executive Officer
Wholesale Banking
Richard Venn
Senior Executive Vice-President
CIBC
David Williamson
Chief Financial Officer
Finance
Tom Woods
Chief Risk Officer
Risk Management
Senior Leaders
ADMINISTRATION
Michelle Caturay
Vice-President
Corporate Secretary and Associate
General Counsel
Charles Gerber
Executive Vice-President and
Deputy General Counsel
Anil Mathur
Senior Vice-President
and Chief Auditor
Kimberley McVittie
Vice-President
Ombudsman
and Chief Privacy Officer
Tim Moseley
Senior Vice-President
and Chief Compliance Officer
Jacqueline Moss
Executive Vice-President
Human Resources
FINANCE
David Arnold
Executive Vice-President
Finance Business Support
Dennis Dlugan
Senior Vice-President
Taxation
John Ferren
Vice-President
Investor Relations
Kevin Glass
Executive Vice-President
Finance Shared Services
Andrew Kriegler
Senior Vice-President
and Treasurer
Shuaib Shariff
Senior Vice-President and
Chief Accountant
CIBC RETAIL MARKETS
Colette Delaney
Senior Vice-President
Mortgages and Lending
Victor Dodig
Executive Vice-President
Retail Distribution and
Wealth Management
Stephen Forbes
Executive Vice-President
Marketing, Strategy,
Communications and
President’s Choice Financial
Jon Hountalas
Executive Vice-President
Business Banking
Christina Kramer
Executive Vice-President
Distribution Services
Todd Lawrence
Senior Vice-President
Deposit Products
Cheryl Longo
Executive Vice-President
Card Products and National Collections
FIRSTCARIBBEAN
INTERNATIONAL BANK
John Orr
Chief Executive Officer
FirstCaribbean International Bank
RISK MANAGEMENT
Raza Hasan
Senior Vice-President
Retail Lending and Wealth
Risk Management
Brian McDonough
Executive Vice-President
Wholesale Credit and Investment
Risk Management
Brian O’Donnell
Executive Vice-President
Risk Services
Edward Penner
Senior Vice-President
Card Products Risk Management
Milo Rado
Executive Vice-President
Capital Markets Risk Management
TECHNOLOGY AND OPERATIONS
Mike Boluch
Executive Vice-President
Technology
Art Mannarn
Executive Vice-President
Global Operations and INTRIA
Kevin Patterson
Executive Vice-President
Technology and Operations
WHOLESALE BANKING
Geoff Belsher
Managing Director
Global Investment Banking
Gary Brown
President and
Chief Executive Officer
CIBC World Markets Corp.
Robert Cormie
Managing Director and Head
Asia-Pacific Region
Harry Culham
Managing Director
Fixed Income, Currencies
and Distribution
Laura Dottori-Attanasio
Managing Director
Corporate Credit Products
Warren Gilman
Managing Director
Asia-Pacific Region
Michael Higgins
Managing Director
Real Estate Finance
Ted Nash
Managing Director
Corporate Development and
Strategic Merchant Banking
Rik Parkhill
Managing Director
Capital Markets Sales
and Cash Equities
Scott Wilson
Managing Director
Europe Region

Corporate Responsibility
At CIBC, our corporate responsibility efforts are centered on five areas – clients, employees, communities, the environment and corporate governance. These have been the mainstay of our longstanding commitment and where we can create the greatest impact.
For more information on CIBC’s commitment to our community, please read our 2010 Corporate Responsibility report which will be published in February 2011 at www.cibc.com.

Providing financial solutions that matter to clients
Providing our clients with financial solutions that matter to them is a priority at CIBC. From accessible, affordable banking to advice and services, CIBC helps our 11 million clients find solutions for their diverse needs.
Advice as diverse as our clients — The CIBC Newcomers to Canada Plan offers special discounts on key products to help new Canadians. We also work closely with our First Nations, Métis and Inuit clients to help them achieve financial self-sufficiency and business success.
Investing in accessibility — We are making banking easier and more readily accessible for visually and hearing impaired clients, the elderly and persons with restricted mobility, by offering client statements in Braille and large print formats, as well as advanced speech recognition and teletype (TTY) technology accessible through Telephone Banking. All new CIBC branches are fully accessible, from parking, to counters, to ABMs and vestibule access.
Protecting our clients and their assets — We provide enhanced protection for our credit and debit cards with chip technology, while our CIBC CreditSmart feature offers increased protection through credit reports and fraud alerts.
Affordable banking for every step of life — We offer our clients a wide range of products and advisory solutions from the CIBC Everyday Chequing Account, to our no-annual-fee credit cards, to competitive mortgage and lending rates. CIBC provides free day-to-day banking or discounts and special offers through our CIBC SmartStart for Kids program, CIBC Advantage for Students offer and CIBC 60 Plus Advantage account.
Helping Canadian businesses succeed — CIBC offers a number of business options to meet the needs of Canadian business owners, including the convenience of an unlimited business operating account to enable them to manage their day-today banking for one low monthly fee through our CIBC Unlimited Business Operating Account, as well as an expanded suite of credit solutions with asset-based lending.
Greater access and choice for clients
•	More than 3,800 ABMs

•	Nearly 1,100 bank branches across Canada

•	238 President’s Choice Financial pavilions

•	24/7 Telephone Banking services offered in English, French, Cantonese or Mandarin

•	Approximately 50 languages offered across our branch network

•	CIBC was named the Best Consumer Internet Bank in Canada for the third year in a row by Global Finance magazine

•	Introduced CIBC Mobile Banking for iPhone, Blackberry and other smartphones
2010 Highlights
•	CIBC was the first bank in Canada to launch a mobile banking App for iPhone

•	35 branches were opened or expanded this year

•	CIBC Advantage Card was the first debit card in Canada to offer the global reach of Visa Debit

•	We made significant investments in our ABM network through our Access for All ABMs program which provides clients with enhanced functionality

•	Our 100% ownership investment in CIT Business Credit Canada Inc. has allowed us to offer an expanded suite of credit solutions to our business clients with asset-based lending

•	We launched the CIBC AgriInvest Account, an interest-bearing business account for clients to easily manage their funds without monthly account or day-to-day transaction fees

•	We conducted 20 seminars in 2010 in communities across Canada to provide economic updates and business transition planning strategies for business clients

Creating a positive employee experience
CIBC focuses on the things that matter to our employees — career-growth opportunities, training and development, and work-life balance — so that employees are able to perform at their best, contribute to their communities and advance CIBC’s vision of being the leader in client relationships.
     Our employees make it possible for CIBC to deliver consistent, sustainable performance over the long term. We strive to create a positive experience and supportive work environment so that our employees can excel.
Diversity — We are dedicated to building a workforce that reflects the clients and communities we serve. Diversity is key to the success of our business and is one of our greatest strengths as an organization.
Training and development — Our focus on employee training and development is a critical element to our success. We continue to help our employees grow, develop and achieve their full potential through our corporate-wide training and development initiatives.
Performance for what matters — Managing employee performance is key to building long-term, sustainable growth for shareholders. Through our Performance Management and Measurement (PMM) process, managers and employees meet throughout the year to ensure that employees’ goals and personal performance support CIBC’s strategic objectives.
Health and well being — Creating a safe and healthy environment where individuals can balance their work and personal lives is important to CIBC and our employees. We provide a comprehensive range of benefits and programs that support the overall health, wellness and long-term financial security of employees.
Workforce
representation
rates and goals
(as at Dec. 31, 2009)

%	Rate	Goal

Women	67.1	57.1

Visible minorities	25.3	21.0

Persons with disabilities	3.9	4.3

Aboriginal peoples	1.6	2.2

Senior management
representation
rates and goals
(as at Dec. 31, 2009)

%	Rate	Goal

Women	25.7	24.2

Visible minorities	10.7	8.7

Persons with disabilities	3.7	N/A	*

Aboriginal peoples	1.1	0.6

*	Statistics Canada data not available.
2010 Highlights
•	CIBC’s annual Employee Survey participation reached a new high of 93% in 2010 and our Employee Commitment Index increased for the fifth consecutive year

•	Our Anniversaries program celebrated more than 13,000 employee service milestones in 2010 while our Achievers program recognized the outstanding accomplishments of our top performers

•	CIBC’s eight employee Affinity networks supported more than 3,500 members to promote diversity and inclusion within the workforce

•	CIBC was recognized in 2010 as a Best Employer for New Canadians and two of our senior leaders were recognized in the 7th Annual Top 100 Most Powerful Women in Canada

•	We invested approximately $56 million in global training

•	In 2010, we paid almost $2.5 billion in base salaries and benefits to our Canadian workforce

Making a difference where we live and work
CIBC is committed to causes that matter to our clients, employees and communities. Our goal is to make a difference through corporate donations, sponsorships and the volunteer spirit of employees. With a focus on youth, education and health, CIBC invested close to $34(1) million in communities across Canada in 2010.
Youth — Assisting Canada’s youth is an investment in our future. CIBC’s support for young people includes a range of initiatives, like breakfast programs that provide students with a healthy start to their school day and education programs that improve child safety.
Education — CIBC is committed to providing access to education for Canadians. We invest millions of dollars in scholarship funding, skills training, mentoring and financial literacy programs that help to improve the lives of thousands of people across Canada.
Health — A healthy community is important to all of our stakeholders. Investing in health as well as the economic and social vibrancy of our communities is one of the ways we make a difference for what matters.
Employees — CIBC employees are passionate about the communities in which they live. They raise funds and volunteer for hundreds of community-based organizations every year, serving in roles that take them from board rooms to soccer fields across the country.
As a designated Imagine Caring Company, CIBC consistently exceeds the target of 1% of pre-tax profits — the benchmark for corporate giving established by Imagine Canada.
CIBC is a proud supporter of Canada’s Aboriginal communities, having contributed $5 million to organizations and programs over the past five years. CIBC celebrated its 17th year as lead sponsor of the National Aboriginal Achievement Awards.
2010 Highlights
•	Over 13,000 members of Team CIBC helped raise more than $33 million for The Canadian Breast Cancer Foundation CIBC Run for the Cure
•	CIBC Miracle Day celebrated 25 years of making miracles — we raised $3.5 million in 2009 and more than $55 million since 1984 for children’s charities
•	$7.2 million was raised last year by more than 7,500 employees and retirees for United Way in Canada, including a corporate donation of $2.8 million
•	We awarded 30 CIBC Youthvision scholarships and internships, each valued at up to $36,000
•	A group of Wholesale Banking employees was named the top fundraising team in Canada and second globally, for the 2009 Movember Campaign for Prostate Cancer Canada
•	Through the CIBC Employee as Ambassadors program, we gave $639,000 to support organizations that matter to our employees and retirees

(1)	The F2010 community investment total has been updated to reflect eligible contributions, including charitable donations, sponsorships and in-kind contributions under Imagine Canada Caring Company 1% Commitment guidelines.

Environment matters
CIBC is committed to being an environmentally responsible organization. We demonstrate this through continued enhancements to our environmental risk management policies and procedures, initiatives to minimize CIBC’s impact on the environment, promotion of environmental stewardship practices, and support of strategically aligned environmental organizations.
Reducing our environmental impact — We continue to invest in opportunities to reduce our environmental footprint, to assess our daily actions, and to strive to do more with less.
Incorporating sustainable design — We continue to integrate sustainable design criteria into our branches and offices, focusing on reducing our environmental impact while improving the health and comfort of our employees and clients.
Greening information technology (IT) — CIBC’s Green IT focus continues to enhance our IT infrastructure to provide environmental benefits across CIBC. We do this by managing our computers, monitors and printers to use less energy and to produce less waste.
FSC-certified paper
(% of total paper use)
We continue to move our company-wide paper sourcing to environmentally and socially responsible sourced paper, with a preference for Forest Stewardship Council (FSC) certified stock.
Buying responsibly — We recognize the importance of working with our suppliers to reduce our environmental footprint. CIBC has had an Environmentally Responsible Procurement Standard in place since 2007.
Responsible lending and investing — Wholesale Banking has been providing capital to the renewable energy sector in North America, financing renewable energy projects including hydroelectric, wind, biomass, biogas and district energy systems.
CIBC has raised or extended over $4.0 billion in capital for renewable energy developers since 2002.
2010 Highlights
•	We reduced our energy consumption across our Canadian operations by 5%

•	We designed, installed and commissioned energy efficient mechanical and electrical systems at new and renovated retail branches

•	CIBC’s “Go Paperless” campaign resulted in more than 11,000 employee account conversions over a four-month period

•	We deployed approximately 2,000 virtual servers in 2010, thus reducing energy use

•	CIBC rolled out more than 800 Thin Client workstations to date that use less energy than a traditional PC

•	CIBC created a team of specialists to focus on the renewable energy and clean technology sectors

•	We donated more than 8,000 computer components to Computers for Schools this year

•	We continued our support of the following environmental initiatives: UNEP FI, Adoptee of the Equator Principles, and signatory and respondent of the Carbon Disclosure Project

Management’s Discussion and Analysis
Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s results of operations and financial condition for the year ended October 31, 2010, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise indicated, all amounts in the MD&A are expressed in Canadian dollars. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. This MD&A is current as of December 1, 2010. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on our website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the consolidated financial statements is provided on pages 184 to 187 of this Annual Report.
External reporting changes
The following is a summary of the external reporting changes adopted during the year:
•	The global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to capital markets within Wholesale Banking. The results of the repo business were previously allocated substantially to other within CIBC Retail Markets.

•	Large corporate cash management revenue, previously reported in business banking within CIBC Retail Markets, was retroactively transferred to corporate and investment banking within Wholesale Banking.

32	Overview
32	Vision, Mission and Values
32	Our Strategic Imperative and Priorities
32	Performance Against Objectives
34	Economic and Market Environment

35	Financial Performance Overview
35	Financial Highlights 2010
36	2010 Financial Performance
36	Net Interest Income and Margin
36	Non-interest Income
37	Trading Activities
37	Provision for Credit Losses
37	Non-interest Expenses
37	Taxes
38	Foreign Exchange
38	Significant Events
39	Outlook for 2011

39	Fourth Quarter Review
40	Quarterly Trend Analysis
41	Review of 2009 Financial Performance
42	Non-GAAP Measures
43	Business Unit Allocations

44	Business Line Overview
44	CIBC Retail Markets
47	Wholesale Banking
49	Corporate and Other

50	Run-off Businesses and Other Selected Activities
50	Run-off Businesses
56	Other Selected Activities

58	Financial Condition
58	Review of Consolidated Balance Sheet
59	Capital Resources
63	Off-balance Sheet Arrangements

66	Management of Risk
66	Risk Overview
68	Credit Risk
77	Market Risk
81	Liquidity Risk
84	Strategic Risk
84	Operational Risk
85	Reputation and Legal Risk
85	Regulatory Risk
85	Environmental Risk

86	Accounting and Control Matters
86	Critical Accounting Policies and Estimates
91	Financial Instruments
92	Accounting Developments
93	Transition to International Financial Reporting Standards (IFRS)
95	Related-party Transactions
95	Controls and Procedures

96	Supplementary Annual Financial Information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in the “Chief Executive Officer’s Letter”, “Performance Against Objectives”, “Overview”, “Financial Performance Overview — Taxes”, “Financial Performance Overview — Significant Events”, “Business Line Overview — CIBC Retail Markets”, “Business Line Overview — Wholesale Banking”, “Run-off Businesses and Other Selected Activities”, “Financial Condition — Capital Resources”, “Management of Risk - Liquidity Risk”, “Accounting and Control Matters — Risk Factors Related to Fair Value Adjustments” and “Accounting and Control Matters — Contingent Liabilities” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2011 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial Performance Overview — Outlook for 2011” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk discussed in the “Management of Risk” section of this report; legislative or regulatory developments in the jurisdictions where we operate, amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

Management’s Discussion and Analysis
Overview
CIBC is a leading Canadian-based global financial institution with a market capitalization of $30.7 billion and a Tier 1 capital ratio of 13.9%. Through our two major operating groups, CIBC Retail Markets and Wholesale Banking, CIBC provides a full range of financial products and services to 11 million individual, small business, commercial, corporate and institutional clients in Canada and around the world. We have more than 42,000 employees dedicated to helping our clients achieve what matters to them, delivering consistent and sustainable performance for our shareholders and giving back to our communities.
Vision, Mission and Values
CIBC’s vision is to be the leader in client relationships.
Our mission is to fulfill the commitments we have made to each of our stakeholders:
1.	Help our clients achieve what matters to them

2.	Create an environment where all employees can excel

3.	Make a real difference in our communities

4.	Generate strong total returns for our shareholders
Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability.
Our Strategic Imperative and Priorities
CIBC’s strategic imperative is to deliver consistent and sustainable performance over the long term.
In support of this imperative, we are focused on three priorities:
1.	Market leadership in core businesses
-	Achieve and maintain no less than a #3 position, and target #1 or #2, in our core Canadian-based retail and wholesale businesses
2.	Balanced and actively managed business mix
-	Grow in certain areas where we have competitive capabilities and market opportunities that can generate sustainable earnings
3.	Industry-leading fundamentals
-	Underpin our core businesses with strong capital and funding, competitive productivity measures and sound risk management
Performance Against Objectives
For many years, CIBC has reported a scorecard of financial measures that we use to measure and report on our progress to external stakeholders. These measures can be categorized into four key areas of shareholder value – earnings growth, return on equity, total shareholder return and balance sheet strength.
Earnings growth
As the primary driver of shareholder value, CIBC has regularly reported an earnings per share (EPS) growth target as one of our medium-term financial objectives. Our current target, which we set at the end of 2007, is to deliver average annual EPS growth of 5 to 10%.
     In 2010, we reported cash EPS(1) on a fully diluted basis of $5.95, up from $2.73 in 2009 and $(5.80) in 2008, but below the $9.30 we achieved in 2007. As a result of the unanticipated global credit crisis that developed in 2008 and the difficult economic conditions that followed, we did not achieve our 5 to 10% target over the prior three-year period.
     We are maintaining our 5 to 10% average annual EPS growth target.
     In support of our EPS target, we have objectives to maintain a loan loss ratio between 50 and 65 basis points through the cycle and to maintain our cash efficiency ratio(1) at the median position among our industry peers.
     Our loan loss ratio is defined as specific provision for credit losses as a percentage of loans and bankers’ acceptances, measured on a managed basis(1). Supported primarily by lower write-offs in our cards and personal lending businesses, our loan loss ratio improved to 56 basis points in 2010, below the 70 basis points we reported in 2009 and within our target range.

Management’s Discussion and Analysis
     Our efficiency ratio is defined as non-interest expenses as a percentage of revenue, measured on a cash and taxable equivalent basis (TEB)(1). Based on the most recent publicly reported results of our industry peer group, CIBC has maintained its efficiency ratio at the industry median in 2010. Our 2010 efficiency ratio of 57.6% improved from 66.4% in 2009, supported by revenue growth that exceeded expense growth.
We are maintaining our industry median target.
Return on equity
Return on equity (ROE) is another key measure of shareholder value.
     CIBC’s target is to achieve ROE of 20% through the cycle. In 2010, ROE of 19.4% was slightly below this target. ROE was up from 9.4% in 2009, driven by strong earnings growth that more than offset higher average common shareholders’ equity.
     We are maintaining our minimum ROE target of 20%, which continues to be at the higher end of industry objectives.
Total shareholder return
CIBC’s mission is to fulfill the commitments we have made to each of our stakeholders, which includes generating a strong level of total shareholder return (TSR).
We have two targets that support our shareholder mission:
1.	We have had a consistent objective for many years of paying out between 40% and 50% of our earnings in the form of dividends to our common shareholders. In 2010, and for the past three years, our dividend payout has exceeded this target range.

Our key criteria for considering dividend increases is our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle.

2.	We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the S&P/TSX Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2010, CIBC delivered a TSR of 36.6%, below the Index return of 50.2%. However, supported by a strong TSR of 32.4% in 2010 that was the highest among the major Canadian banks, CIBC has closed the gap to the Index over the past year.

Management’s Discussion and Analysis
Balance sheet strength
A strong balance sheet is a necessary foundation for our strategic imperative of consistent and sustainable performance.
     Capital levels are a key component of balance sheet strength. In this area, we have set targets for our Tier 1 and Total capital ratios, which have been 8.5% and 11.5% for many years. We expect to define new medium-term capital ratio targets in 2011 when we have final guidance from the Office of the Superintendent of Financial Institutions Canada (OSFI) on how the new global capital standards will apply to Canadian banks. With our strong capital ratios at the end of 2010, we expect to be well positioned for the new standards.
     How we deploy our capital is also important. In this area, we have defined a target retail/wholesale business mix, as measured by the allocation of economic capital, that is consistent with the type of earnings and risk profile we desire for CIBC. For the past few years, our target has been to allocate at least 75% of our economic capital to retail. At the end of 2010, our retail allocation was 74%, up from 69% at the end of 2009.
     We are maintaining our business mix target.
     In addition to our capital and business mix objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong balance sheet.
Economic and Market Environment
CIBC benefited from an improving business climate as the economy continued to recover at a moderate pace from the prior year’s recession. Helped by a rebound in the U.S. and in the broader global economy, Canada’s manufacturing and resource sectors recouped some of their prior declines, and the domestic economy responded to low interest rates and government stimulus. Improved confidence and a period of record low borrowing costs led to a pickup in home buying, and supported volume growth in retail banking activities.
     Following three quarter-point rate increases by the Bank of Canada, and a tightening in mortgage insurance rules, mortgage and other household credit growth slowed in Canada in the latter half of the fiscal year. A lower unemployment rate improved household credit quality as the lagged impacts of the earlier recession faded.
     The Wholesale Banking business benefited from the improvement in credit quality and a healthier overall tone to financial markets. Government deficit financing kept wholesale debt markets active, but strong corporate balance sheets with ample cash and still-tempered capital spending plans held down activity in equity issuance.

Management’s Discussion and Analysis
Financial Performance Overview
Financial Highlights 2010

As at or for the year ended October 31	2010	2009	2008	2007	2006

Common share information
Per share — basic earnings (loss)	$5.89	$2.65	$(5.89)	$9.30	$7.50
— diluted earnings (loss)(1)	5.87	2.65	(5.89)	9.21	7.43
— cash diluted earnings (loss)(2)	5.95	2.73	(5.80)	9.30	7.49
— dividends	3.48	3.48	3.48	3.11	2.76
Share price — closing	78.23	62.00	54.66	102.00	87.60
Shares outstanding (thousands) — end of period	392,739	383,982	380,805	334,989	335,977
Market capitalization ($ millions)	$30,724	$23,807	$20,815	$34,169	$29,432

Value measures
Dividend yield (based on closing share price)	4.4%	5.6%	6.4%	3.0%	3.2%
Dividend payout ratio	59.1%	>100%	n/m	33.4%	36.8%

Financial results ($ millions)
Total revenue	$12,085	$9,928	$3,714	$12,066	$11,351
Total revenue (TEB)(2)	12,138	9,970	3,902	12,363	11,575
Provision for credit losses	1,046	1,649	773	603	548
Non-interest expenses	7,027	6,660	7,201	7,612	7,488
Net income (loss)	2,452	1,174	(2,060)	3,296	2,646

Financial measures
Efficiency ratio	58.1%	67.1%	n/m	63.1%	66.0%
Cash efficiency ratio (TEB)(2)	57.6%	66.4%	n/m	61.3%	64.4%
Return on equity	19.4%	9.4%	(19.4)%	28.7%	27.9%
Net interest margin	1.79%	1.54%	1.51%	1.39%	1.52%
Total shareholder return	32.4%	21.1%	(43.5)%	20.2%	25.6%

Balance sheet information ($ millions)
Loans and acceptances, net of allowance	$184,576	$175,609	$180,323	$170,678	$151,916
Total assets	352,040	335,944	353,930	342,178	303,984
Deposits	246,671	223,117	232,952	231,672	202,891
Common shareholders’ equity	12,634	11,119	11,200	11,158	9,941

Balance sheet quality measures
Risk-weighted assets ($ billions)(3)	$106.7	$117.3	$117.9	$127.4	$114.8
Tangible common equity ratio(2)	9.9%	7.6%	7.5%	7.1%	7.6%
Tier 1 capital ratio(3)	13.9%	12.1%	10.5%	9.7%	10.4%
Total capital ratio(3)	17.8%	16.1%	15.4%	13.9%	14.5%

Other information
Retail/wholesale ratio(4)(5)	74%/26%	69%/31%	64%/36%	73%/27%	72%/28%
Full-time equivalent employees(6)	42,354	41,941	43,293	44,906	40,774

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore, basic and diluted EPS will be the same.

(2)	For additional information, see the “Non-GAAP measures” section.

(3)	Beginning in 2008, these measures are based upon Basel II framework, whereas the prior years were based upon Basel I methodology.

(4)	Ratio represents the amount of economic capital attributed to CIBC Retail Markets and Wholesale Banking as of the end of the year.

(5)	Certain prior year information has been restated to conform to the presentation of the current year.

(6)	Full-time equivalent headcount is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period. n/m Not meaningful.

Management’s Discussion and Analysis
2010 Financial Performance
Net income for the year was $2,452 million, compared to $1,174 million in 2009. The results for the current and prior years were affected by certain significant items reported during the years as follows:
2010
•	$232 million ($161 million after-tax) loss on the structured credit run-off business;

•	$411 million ($117 million loss after-tax) of foreign exchange gains on capital repatriation activities;

•	$141 million ($98 million after-tax) reversal of provision for credit losses in the general allowance;

•	$25 million future tax asset write-down resulting from the enactment of lower Ontario corporate tax rates;

•	$30 million ($17 million after-tax) reversal of interest expense related to the favourable conclusion of prior years’ tax audits; and

•	$17 million ($12 million after-tax) negative impact of changes in credit spreads on the mark-to-market (MTM) of credit derivatives in our corporate loan hedging program.
2009
•	$1,003 million ($684 million after-tax) loss on the structured credit run-off business;

•	$265 million ($182 million after-tax) negative impact of changes in credit spreads on the MTM of credit derivatives in our corporate loan hedging program;

•	$164 million ($106 million after-tax) of valuation charges related to certain trading and available-for-sale (AFS) positions in exited and other run-off businesses;

•	$136 million ($81 million after-tax) of higher than normal losses and write-downs on our legacy merchant banking portfolios;

•	$107 million ($73 million after-tax) provision for credit losses in the general allowance;

•	$92 million ($51 million after-tax) MTM loss relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting;

•	$83 million ($56 million after-tax) loan loss in our leveraged loan and other run-off portfolios;

•	$27 million ($18 million after-tax) of a higher litigation provision and other operational costs;

•	$26 million ($18 million after-tax) decrease in credit valuation adjustments (CVAs) against credit exposures to derivative counterparties, other than financial guarantors, on non-structured credit contracts;

•	$25 million ($17 million after-tax) interest income on income tax reassessments; and

•	$111 million ($7 million after-tax) of foreign exchange gains on capital repatriation activities.
Net Interest Income and Margin

$ millions, for the year ended October 31	2010	2009	2008

Average assets	$345,943	$350,706	$344,865
Net interest income	6,204	5,394	5,207
Net interest margin	1.79%	1.54%	1.51%

Net interest income was up $810 million or 15% from 2009, with increases primarily due to higher treasury interest income, volume growth in most retail products, wider spreads in lending products, and interest income in the structured credit run-off business compared to interest expense in the prior year. These factors were partially offset by narrower spreads in deposits, volume driven decreases in corporate lending, and lower income from U.S. real estate finance. The prior year included losses relating to interest-rate hedges for the leveraged lease portfolio that did not qualify for hedge accounting.
     Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.
Non-interest Income

$ millions, for the year ended October 31	2010	2009	2008

Underwriting and advisory fees	$426	$478	$411
Deposit and payment fees	756	773	776
Credit fees	341	304	237
Card fees	304	328	306
Investment management and custodial fees	459	419	525
Mutual fund fees	751	658	814
Insurance fees, net of claims	277	258	248
Commissions on securities transactions	474	472	565
Trading income (loss)	603	(531)	(6,821)
AFS gains (losses), net	400	275	(40)
FVO income (loss)	(623)	(33)	(249)
Income from securitized assets	631	518	585
Foreign exchange other than trading	683	496	437
Other	399	119	713

	$5,881	$4,534	$(1,493)

Non-interest income was up $1,347 million or 30% from 2009.
     Underwriting and advisory fees were down $52 million or 11%, primarily due to lower equity new issuances.
     Credit fees were up $37 million or 12%, primarily due to higher committed corporate lending facilities.
     Card fees were down $24 million or 7%, primarily due to higher securitization activity.
     Investment management and custodial fees were up $40 million or 10% and mutual fund fees were up $93 million or 14%, primarily due to market-driven increases in asset values.
     Trading income (loss) was up $1,134 million, driven largely by lower losses in the structured credit run-off business. See the “Trading activities” section which follows for further details.
     AFS gains (losses), net includes realized gains and losses on disposals, net of write-downs to reflect other-than-temporary impairments (OTTI) in the value of the securities and limited partnerships. Gains were up $125 million or 45%, primarily due to lower write-downs during the year, partially offset by lower net realized gains on sale of securities.
     FVO income (loss) represents revenue from financial instruments designated at fair value and related hedges. FVO loss was up $590 million, primarily due to higher losses in the structured credit run-off business, resulting from the Cerberus Capital Management LP (Cerberus) note. Largely offsetting these losses were gains on the underlying securities included in trading income noted below. Gains from U.S. real estate finance were also lower during the year. Further details on the composition of our FVO income (loss) are provided in Note 13 to the consolidated financial statements.

Management’s Discussion and Analysis
     Income from securitized assets was higher by $113 million or 22%, primarily due to a higher level of securitized assets.
     Foreign exchange other than trading was up $187 million or 38%, largely due to higher foreign exchange gains on capital repatriation activities.
     Other includes realized gains and losses on sales and write-downs of equity-accounted investments, and other commissions and fees. Other revenue was up $280 million, mainly due to lower MTM losses associated with our corporate loan hedging program and gain on sale of a U.S. investment, partially offset by lower other commissions and fees.
Trading Activities

$ millions, for the year ended October 31	2010	2009	2008

Trading income (loss) consists of:
Net interest income	$218	$237	$(418)
Non-interest income	603	(531)	(6,821)

	$821	$(294)	$(7,239)

Trading income was higher by $1,115 million, primarily due to lower losses in the structured credit run-off business. Offsetting this increase was higher losses in the FVO income (loss) noted above. For a more detailed discussion of the structured credit losses, refer to the “Run-off businesses and other selected activities” section.
     Further details on the composition of our trading income by product type are provided in Note 12 to the consolidated financial statements.
Provision for Credit Losses

$ millions, for the year ended October 31	2010	2009	2008

Specific
Consumer	$943	$1,020	$595
Business and government	258	392	105

	1,201	1,412	700
General	(155)	237	73

	$1,046	$1,649	$773

The provision for credit losses was down $603 million or 37% from 2009.
     The specific provision in consumer portfolios was down $77 million driven by lower write-offs in the cards portfolio, as well as improvements in delinquencies and lower write-offs in the personal lending portfolio.
     The specific provision in business and government lending decreased by $134 million across all portfolios, mainly attributable to lower losses in the run-off portfolios in the U.S. and Europe, and the U.S. real estate finance portfolio.
     The decrease in the general provision for credit losses was primarily related to the cards and business and government lending portfolios, reflecting improved economic conditions. This was offset in part by the general allowance established for the MasterCard portfolio acquired from Citi Cards Canada Inc. (the MasterCard portfolio).
Non-interest Expenses

$ millions, for the year ended October 31	2010	2009	2008

Employee compensation and benefits
Salaries	$2,202	$2,180	$2,435
Performance-based compensation	1,103	995	942
Benefits	566	435	540

	3,871	3,610	3,917
Occupancy costs	648	597	610
Computer, software and office equipment	1,003	1,010	1,095
Communications	290	288	284
Advertising and business development	197	173	217
Professional fees	210	189	230
Business and capital taxes	88	117	118
Other	720	676	730

	$7,027	$6,660	$7,201

Non-interest expenses increased by $367 million or 6% from 2009.
     Employee compensation and benefits increased by $261 million or 7%, primarily due to higher performance-based compensation, and higher pension expenses resulting from changes in certain assumptions and the market value of our plan assets.
     Occupancy costs increased by $51 million or 9%, mainly due to higher rental expenses during the year.
     Advertising and business development increased by $24 million or 14%, mainly due to higher spending during the year.
     Professional fees increased by $21 million or 11%, mainly due to higher consulting and legal expenses.
     Business and capital taxes decreased by $29 million or 25%, mainly as a result of lower tax rates, as discussed in the “Taxes” section.
     Other, mainly comprising operational losses, outside services, and other variable expenses increased by $44 million or 7%, mainly due to the settlement with the Ontario Securities Commission (OSC) relating to our participation in the asset-backed commercial paper (ABCP) market and the servicing fees in relation to the acquisition of the MasterCard portfolio.
Taxes

$ millions, for the year ended October 31	2010	2009	2008

Income tax expense (benefit)	$1,533	$424	$(2,218)

Indirect taxes(1)
GST, HST and sales taxes	211	208	200
Payroll taxes	180	155	180
Capital taxes	73	106	107
Property and business taxes	52	51	45

Total indirect taxes	516	520	532

Total taxes	$2,049	$944	$(1,686)

Income taxes as a percentage of net income before income taxes and non-controlling interests	38.2%	26.2%	52.1%
Total taxes as a percentage of net income before deduction of total taxes and non-controlling interests	45.3%	44.1%	45.2%

(1)	Certain amounts in this table are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Management’s Discussion and Analysis
     Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise goods and services tax (GST), harmonized sales tax (HST), and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.
     Total income and indirect taxes were up $1,105 million from 2009.
     Income tax expense was $1,533 million, compared to $424 million in 2009. This change was primarily due to higher income in the year. The current year included increased taxes related to foreign exchange gains on capital repatriation activities.
     Indirect taxes were down $4 million, or 1%. A decrease in capital taxes was largely offset by an increase in payroll taxes. Capital taxes were down due to the reduction of capital tax rates in certain provinces. Payroll taxes were up as the prior year included a favourable resolution of a payroll tax audit. On July 1, 2010, Ontario and British Columbia enacted HST to replace provincial sales tax.
     At October 31, 2010, our future income tax asset was $767 million, net of a $66 million (US$65 million) valuation allowance. Included in the future income tax asset were $385 million related to Canadian non-capital loss carryforwards that expire in 18 years, $54 million related to Canadian capital loss carryforwards that have no expiry date, and $267 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
     On October 2, 2009 and March 17, 2010, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. In May 2010, CRA also proposed to disallow legal expenses related to 2006. On April 30, May 19 and September 9, 2010, we filed Notices of Appeal with the Tax Court of Canada. On September 30 and November 12, 2010, we received Replies from the Department of Justice which confirmed CRA’s reassessments. The matter is proceeding to litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $167 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $865 million and non-deductible interest of approximately $128 million would be incurred.
     The Ontario Government will reduce Ontario corporate tax rates to 10% by 2013. These reductions were substantively enacted for accounting purposes as at November 16, 2009. As a result, we wrote down our future tax assets by approximately $25 million. The statutory income tax rate applicable to CIBC as a legal entity was 30.6% in 2010. The rate will be reduced to 28.2% in 2011 and further reduced to 25.3% by 2014.
     Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. In 2010, final taxable amounts and interest charges were agreed with the IRS and payments were applied to the various affected tax years.
     For a reconciliation of our income taxes in the consolidated statement of operations with the combined Canadian federal and provincial income tax rate, see Note 23 to the consolidated financial statements.
Foreign Exchange
In 2010, the Canadian dollar appreciated 11% on average relative to the U.S. dollar from the prior year. The estimated impact of U.S. dollar translation on the consolidated statement of operations was as follows:

$ millions, for the year ended October 31	2010	2009	2008

Estimated increase (decrease) on:
Total revenue	$(205)	$90	$(25)
Provision for credit losses	(19)	25	(3)
Non-interest expense	(79)	90	(42)
Income taxes and non-controlling interest	(15)	(5)	2
Net income	$(92)	$(20)	$18

Significant Events
Sale of CIBC Mellon Trust Company’s Issuer Services business
On July 28, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, announced it had signed an agreement to sell its Issuer Services business (stock transfer and employee share purchase plan). The transaction closed on November 1, 2010. CMT’s Issuer Services business results are reported in CIBC’s Corporate and Other reporting segment and the results of its operations are not considered significant to CIBC’s consolidated results.
Acquisition of Citi Cards Canada Inc.’s Canadian MasterCard portfolio
On September 1, 2010, we completed the acquisition of Citi Cards Canada Inc.’s (Citi) rights and obligations in respect of their Canadian MasterCard portfolio for cash consideration of approximately $1.2 billion. The total portfolio consists of approximately $2.3 billion of directly owned and securitized credit card receivables to Broadway Trust, as well as certain other related assets. Approximately $811 million of credit card receivables were directly owned at the closing date. Broadway Trust had $1.2 billion of sold receivables and approximately $100 million of cash. These assets were funded by $1.1 billion of externally issued senior notes and $201 million of subordinated notes, which we purchased. We have retained Citi as the transitional servicer until we transfer these accounts onto our platforms. See Note 3 of the consolidated financial statements for further details.
Acquisition of CIT Business Credit Canada Inc.
On April 30, 2010, CIBC acquired from CIT Financial Ltd. (CIT) the 50% interest in CIT Business Credit Canada Inc. (CITBCC) that we did not already own. Total cash consideration was $306 million. Additional cash consideration of up to $8 million may be payable to CIT depending on certain circumstances. CITBCC was established in 2000 as a joint venture between CIBC and CIT. Subsequent to the acquisition, CITBCC was renamed CIBC Asset-Based Lending Inc.

Management’s Discussion and Analysis
Investment in The Bank of N.T. Butterfield & Son Limited
On March 2, 2010, we invested $155 million (US$150 million) for a direct 22.5% common equity interest in The Bank of N.T. Butterfield & Son Limited (Butterfield), as part of a $570 million (US$550 million) recapitalization of Butterfield. The Carlyle Group and other institutional investors invested the remaining $415 million (US$400 million). We also invested $23 million (US$22 million) or 3.3% on March 2, 2010 indirectly in common shares of Butterfield through a private equity fund sponsored by The Carlyle Group. We had previously committed US$150 million to the fund to invest in financial services transactions.
     Pursuant to a US$130 million rights offering, which closed on May 11, 2010, other investors, including Butterfield’s shareholders, participated in the recapitalization by subscribing for additional common shares, which decreased the size of our direct investment to $130 million (US$125 million) or 18.8% and our indirect ownership in Butterfield to $19 million (US$18 million) or 2.7%. Our total ownership in Butterfield may decrease in the future under certain circumstances.
     In addition, we provided Butterfield with a senior secured credit facility for up to $306 million (US$300 million) that was reduced from the original $510 million (US$500 million), at Butterfield’s request. We also nominated two out of twelve directors on Butterfield’s Board of Directors.
Outlook for 2011
Both the Canadian and U.S. economies are expected to continue on a moderate recovery path in 2011, with real GDP growth in both countries near 2%, and unemployment rates holding steady. U.S. domestic demand is expected to be dampened by the end of major fiscal stimulus efforts and the absence of a rebound in the troubled housing market. Canada’s export growth is expected to be held back by a strong Canadian dollar and a slow recovery in the U.S. The domestic economy should see a slower pace to home building and government spending. The absence of inflation risks should keep interest rates very low by historic standards, although the Bank of Canada could raise overnight rates slightly in the latter half of the year.
     CIBC Retail Markets is expected to face slower demand growth for mortgages and household credit, with a modest recovery in demand for business credit. The lagged impacts of the earlier recession on credit quality will continue to fade, allowing for an improvement in delinquencies and a reduction in personal bankruptcies. Demand for investment products should be supported as confidence gradually improves.
     Wholesale Banking should benefit from a healthier pace of issuance of equities and bonds, with governments remaining heavy borrowers and businesses taking advantage of stronger capital markets. Merger and acquisition activity could increase as confidence improves. Corporate credit demand should be supported by growth in capital spending, although the public debt market and internal cash flows will be a competitive source of funding. U.S. real estate finance could remain slow given an overhang of vacant properties. Corporate default rates could remain contained as we move further from the prior recession.
Fourth Quarter Review

$ millions, except per share amounts,				2010				2009(1)
for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31

Revenue
CIBC Retail Markets	$2,480	$2,472	$2,334	$2,402	$2,356	$2,318	$2,223	$2,375
Wholesale Banking	238	315	548	613	503	552	(213)	(330)
Corporate and Other	536	62	39	46	29	(13)	151	(23)

Total revenue	$3,254	$2,849	$2,921	$3,061	$2,888	$2,857	$2,161	$2,022

Net interest income	$1,645	$1,548	$1,497	$1,514	$1,419	$1,369	$1,273	$1,333
Non-interest income	1,609	1,301	1,424	1,547	1,469	1,488	888	689

Total revenue	3,254	2,849	2,921	3,061	2,888	2,857	2,161	2,022
Provision for credit losses	150	221	316	359	424	547	394	284
Non-interest expenses	1,860	1,741	1,678	1,748	1,669	1,699	1,639	1,653

Income before taxes and non-controlling interests	1,244	887	927	954	795	611	128	85
Income taxes	742	244	261	286	145	172	174	(67)
Non-controlling interests	2	3	6	16	6	5	5	5

Net income (loss)	$500	$640	$660	$652	$644	$434	$(51)	$147

Per share – basic EPS	$1.17	$1.54	$1.60	$1.59	$1.57	$1.02	$(0.24)	$0.29
– diluted EPS	$1.17	$1.53	$1.59	$1.58	$1.56	$1.02	$(0.24)	$0.29

(1)	Certain prior period information has been restated to conform to the presentation of the current year.

Management’s Discussion and Analysis
Compared with Q4/09
Net income was down $144 million or 22% from the fourth quarter of 2009.
     Net interest income was up $226 million or 16%, primarily due to higher treasury revenue, volume growth in most retail products including the impact of the MasterCard portfolio, and higher trading-related net interest income, partially offset by lower spreads in retail products.
     Non-interest income was up $140 million or 10%, primarily due to foreign exchange gains of $411 million on capital repatriation activities, higher net realized gains on sale of AFS securities and lower write-downs, higher income from securitization activities, and higher mutual fund fees. These factors were partially offset by higher losses in the structured credit run-off business and lower underwriting and advisory fees.
     Provision for credit losses was down $274 million or 65%. The specific provision for credit losses was down $193 million, attributable to lower provisions in the consumer and business and government portfolios. The general provision for credit losses was down $81 million, driven by improvements in cards and personal lending, as well as a refinement in how we calculate our general allowance for small business, partially offset by changes in the provision for large corporate loans and the establishment of an allowance for the MasterCard portfolio.
     Non-interest expenses were up $191 million or 11%, primarily due to higher performance-related compensation, pension expenses, computer-related costs, advertising and business development expenses, and the impact of HST on these and other items.
     Income tax expense was up by $597 million, primarily due to the tax expense of $528 million on capital repatriation activities during the quarter.
Compared with Q3/10
Net income was down $140 million or 22% from the prior quarter.
     Net interest income was up $97 million or 6%, primarily due to volume growth in most retail products, including the impact of the MasterCard portfolio, and higher trading-related net interest income.
     Non-interest income was up $308 million or 24%, primarily due to foreign exchange gains on the capital repatriation activities, higher income from securitization activities, and higher commissions on securities transactions. These factors were partially offset by higher losses in the structured credit run-off business and lower underwriting and advisory fees.
     Provision for credit losses was down $71 million or 32%. The specific provision for credit losses was down $82 million, attributable to lower provisions in the consumer and business and government portfolios. The general provision for credit losses was up $11 million, driven by the establishment of an allowance for the MasterCard portfolio and changes in the provision for large corporate loans, largely offset by a refinement in how we calculate our general allowance for small business.
     Non-interest expenses were up $119 million or 7%, primarily due to higher computer-related costs, advertising and business development expenses, professional fees, occupancy costs, and the impact of HST on these and other items.
     Income tax expense was higher by $498 million, primarily due to the tax expense on the capital repatriation activities during the quarter.
Quarterly Trend Analysis
Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management, and wholesale banking activities.
Revenue
CIBC Retail Markets revenue was up over the period reflecting growth in volumes and improved credit spreads, partially offset by lower treasury allocations.
     Wholesale Banking revenue is influenced to a large extent by capital markets conditions. In the first half of 2009 and the second half of 2010, Wholesale Banking was adversely affected by the losses in the structured credit run-off business.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. The fourth quarter of 2010 and the second quarter of 2009 included foreign exchange gains on capital repatriation activities. Foreign exchange losses on capital repatriation activities were included in the first quarter of 2009.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. CIBC Retail Markets provisions trended higher through the third quarter of 2009 largely due to higher losses in the cards and personal lending portfolios. This was the result of both volume growth as well as economic deterioration in the consumer sector. The cards and personal lending portfolios showed some improvements in 2010. Wholesale Banking provisions stabilized in 2010, reflecting improvement in economic conditions in both the U.S. and Europe.
Non-interest expenses
Non-interest expenses were fairly constant throughout the period with higher employee compensation and benefit expenses and occupancy costs during 2010.
Income taxes
Income taxes vary with changes in income subject to tax and the jurisdictions in which the income is earned. It can also be affected by the impact of significant items. The fourth quarter of 2010 and the second quarter of 2009 included income tax expense on capital repatriation activities. Income tax benefits on the foreign exchange losses on capital repatriation activities were included in the first quarter of 2009. The first quarter of 2010 and the second quarter of 2009 included write-downs of future tax assets. The fourth quarter of 2009 included a tax benefit, primarily from a positive revaluation of future tax assets.
Non-controlling interests
Non controlling interests were down in 2010 due to lower net income from FirstCaribbean International Bank (FirstCaribbean). The first quarter of 2010 included the minority interest related to the gain on the sale of a U.S. investment.

Management’s Discussion and Analysis
Review of 2009 Financial Performance

		CIBC
		Retail	Wholesale	Corporate	CIBC
$ millions, for the year ended October 31		Markets	Banking	and Other	Total

2009(1)	Net interest income	$5,404	$430	$(440)	$5,394
	Non-interest income	3,866	82	586	4,534
	Intersegment revenue	2	—	(2)	—

	Total revenue	9,272	512	144	9,928
	Provision for credit losses	1,382	218	49	1,649
	Non-interest expenses	5,228	1,060	372	6,660

	Income (loss) before taxes and non-controlling interests	2,662	(766)	(277)	1,619
	Income taxes	746	(294)	(28)	424
	Non-controlling interests	21	—	—	21

	Net income (loss)	$1,895	$(472)	$(249)	$1,174

2008(1)	Net interest income	$5,475	$(183)	$(85)	$5,207
	Non-interest income	3,857	(5,774)	424	(1,493)
	Intersegment revenue	5	—	(5)	—

	Total revenue	9,337	(5,957)	334	3,714
	Provision for (reversal of) credit losses	833	12	(72)	773
	Non-interest expenses	5,418	1,318	465	7,201

	Income (loss) before taxes and non-controlling interests	3,086	(7,287)	(59)	(4,260)
	Income taxes	763	(3,104)	123	(2,218)
	Non-controlling interests	19	(1)	—	18

	Net income (loss)	$2,304	$(4,182)	$(182)	$(2,060)

(1)	Certain prior year information has been restated to conform to the presentation of the current year.
The following discussion provides a comparison of our results of operations for the years ended October 31, 2009 and 2008.
Overview
Net income for 2009 was $1,174 million, compared to a net loss of $2,060 million in 2008. This was due to higher revenue driven mainly by lower structured credit run-off business losses and lower non-interest expenses, offset in part by higher provision for credit losses and income taxes.
Revenue by segments
CIBC Retail Markets
Revenue was in line with 2008 with narrower spreads and lower wealth management revenue largely offset by volume growth across most products.
Wholesale Banking
Revenue was up $6,469 million from 2008, primarily due to lower losses from the structured credit run-off business and higher revenue in capital markets and corporate and investment banking, partially offset by MTM losses on corporate loan hedges in 2009 compared to MTM gains in 2008.
Corporate and Other
Revenue was down $190 million or 57% from 2008, mainly due to lower unallocated treasury revenue which includes securitization activities, partially offset by higher foreign exchange gains on capital repatriation activities. Losses from the hedging of stock appreciation rights (SARs) were included in 2008.
Consolidated CIBC
Net interest income
Net interest income was up $187 million or 4% from 2008, primarily due to volume growth in most retail products, lower trading-related interest expense, higher interest income from FirstCaribbean mainly due to the weaker Canadian dollar, and interest income on tax reassessments. These increases were partially offset by spread compression in retail products and lower revenue from trading securities.
Non-interest income
Non-interest income was up $6,027 million from 2008, largely due to lower losses from the structured credit run-off business. In addition, realized gains on AFS securities net of write-downs, revenue from U.S. real estate finance, foreign exchange gains on capital repatriation activities, underwriting and advisory fees, and credit fees were higher during 2009. These increases were partially offset by MTM losses associated with corporate loan hedging programs in 2009 compared to MTM gains in 2008, higher MTM losses on our inventory of mortgage-backed securities (MBS) net of seller swaps, lower investment management and custodial fees, and lower income from securitized assets.
Provision for credit losses
The provision for credit losses was up $876 million from 2008. Specific provision increased $712 million, primarily due to higher write-offs and delinquencies in the cards and unsecured personal lending portfolios, and higher impaired loans in the run-off and U.S. real estate finance businesses.
     The general provision increased by $164 million, primarily related to cards due to the difficult economic environment.
Non-interest expenses
Non-interest expenses decreased by $541 million or 8% from 2008, primarily due to lower employee compensation and benefits, lower computer and software related expenses, lower spending on advertising and business development, lower legal and consulting expenses, and lower litigation reserves and indirect taxes.
Income taxes
Income taxes were up $2,642 million from 2008, primarily due to higher income in 2009 and a $486 million income tax reduction in 2008 attributable to an increase in our expected tax benefit relating to Enron-related litigation settlements.

Management’s Discussion and Analysis
Non-GAAP Measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP and, accordingly, these measures, described below, may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance.
Net interest income (TEB)
We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the TEB amount, we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB) and trading income (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. See the “Capital resources” section for details on the definition and calculation of economic capital. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.
Economic profit
Net income, adjusted for a charge on capital, determines economic profit. This measures the return generated by each business line in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value.
Segmented return on equity
We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric related to the capital allocated to the segments. We use economic capital to calculate ROE on a segmented basis. As a result, segmented ROE is a non-GAAP measure.
Cash basis measures
Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
Managed loans
We securitize loans and sell resulting securities or loans to variable interest entities (VIEs), that in turn issue securities to investors. These loans and securities are removed from the consolidated balance sheet upon sale. Loans on a managed basis include securitization inventory as well as loans and securities sold. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.
Tangible common equity
Tangible common equity (TCE) comprises the sum of common share capital, excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests, and accumulated other comprehensive income, less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

Management’s Discussion and Analysis
The following table provides a reconciliation of non-GAAP to GAAP measures related to consolidated CIBC. The reconciliations of non-GAAP measures of our strategic business units (SBUs) are provided in their respective sections.
Statement of operations measures

$ millions, for the year ended October 31		2010	2009	2008	2007	2006

Net interest income		$6,204	$5,394	$5,207	$4,558	$4,435
Non-interest income		5,881	4,534	(1,493)	7,508	6,916

Total revenue per financial statements		12,085	9,928	3,714	12,066	11,351
TEB adjustment		53	42	188	297	224

Total revenue (TEB)(1)	A	$12,138	$9,970	$3,902	$12,363	$11,575

Trading income (loss)		$821	$(294)	$(7,239)	$(310)	$685
TEB adjustment		49	38	183	292	221

Trading income (loss) (TEB)(1)		$870	$(256)	$(7,056)	$(18)	$906

Non-interest expenses per financial statements		$7,027	$6,660	$7,201	$7,612	$7,488
Less: amortization of other intangible assets		39	43	42	39	29

Cash non-interest expenses(1)	B	$6,988	$6,617	$7,159	$7,573	$7,459

Net income (loss) applicable to common shares		$2,283	$1,012	$(2,179)	$3,125	$2,514
Add: after-tax effect of amortization of other intangible assets		30	33	32	29	20

Cash net income (loss) applicable to common shares(1)	C	$2,313	$1,045	$(2,147)	$3,154	$2,534

Loans and acceptances (after allowance for credit losses)		$184,576	$175,609	$180,323	$170,678	$151,916
Add: loans securitized		53,669	51,826	43,409	29,983	24,740

Managed loans and acceptances(1)	D	$238,245	$227,435	$223,732	$200,661	$176,656

Specific provision for credit losses		$1,201	$1,412	$700	$614	$612
Add: losses on securitized portfolio		132	189	139	151	149

Specific provision for credit losses on a managed basis(1)	E	$1,333	$1,601	$839	$765	$761

Basic weighted average of common shares (thousands)	F	387,802	381,677	370,229	336,092	335,135
Diluted weighted average of common shares (thousands)	G	388,807	382,442	371,763	339,316	338,360

Cash efficiency ratio (TEB)(1)	B/A	57.6%	66.4%	n/m	61.3%	64.4%
Cash basic EPS(1)	C/F	$5.96	$2.74	$(5.80)	$9.38	$7.56
Cash diluted EPS(1)(2)	C/G	$5.95	$2.73	$(5.80)	$9.30	$7.49
Loan loss ratio (on managed basis)(1)	E/D	0.56%	0.70%	0.38%	0.38%	0.43%

(1)	Non-GAAP measure.

(2)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore cash basic and cash diluted EPS are the same. n/m Not meaningful.
Business Unit Allocations
Treasury activities impact the reported financial results of our SBUs – CIBC Retail Markets and Wholesale Banking.
     Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The majority of the revenue from these Treasury activities is then allocated to the “Other” line of business within CIBC Retail Markets and Wholesale Banking.
     Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital and the impact of securitization activities remain in Corporate and Other. Revenue, expenses, and balance sheet resources relating to certain activities are fully allocated to the lines of business.
     Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria.
     We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.
     To measure and report the results of operations of the lines of business within our CIBC Retail Markets SBU, we use a Manufacturer/ Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the lines of business. Periodically, the sales and trailer commission rates paid to customer segments for certain products are revised and applied prospectively.

Management’s Discussion and Analysis
Business Line Overview
CIBC Retail Markets
CIBC Retail Markets comprises CIBC’s personal banking, business banking and wealth management businesses. We provide a full range of financial products, services and advice to nearly 11 million personal, business and wealth management clients in Canada and the Caribbean, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean.
     Our objective is to be the primary financial institution for our clients, consolidating their business with us by delivering what matters most – excellent service, strong financial advice and competitive products.
In 2010, we invested in delivering greater access and choice to our clients in how they do their everyday banking:
•	Became the first major bank in Canada to launch a mobile banking App for iPhone, and now offer mobile banking for BlackBerry and other smartphone users

•	Opened an additional 35 new or expanded branches, completing our plans to build, relocate or expand 70 branches across Canada a year ahead of schedule

•	CIBC Aerogold Visa credit cards recognized as the top airline travel cards by rewardscanada.ca for the second year in a row

•	Became Canada’s largest dual issuer of credit cards offering a broad range of both Visa and MasterCard credit cards in the premium and mass market categories

•	Delivered debit card innovation with the CIBC Advantage Card, the first debit card in Canada to offer Visa Debit, which provides expanded acceptance for online purchases and international debit transactions

•	Named Best Consumer Internet Bank in Canada for the past three years by Global Finance Magazine

•	Continued our national brand advertising campaign to demonstrate that what matters to our clients, matters to all of us at CIBC
Priorities
•	Provide strong advisory solutions

•	Deliver an excellent client experience

•	Offer competitive products

2010 in Review
Personal banking
-    5% growth in funds managed

-    Largest dual issuer of credit cards in Canada with the acquisition of a MasterCard portfolio

-     Key product innovations yielded strong results – CIBC eAdvantage Savings Account, CIBC EverydayPlus Chequing Account, equity-linked GICs linked to stocks and mutual funds

-    Launched CIBC Advantage Card, the first debit card in Canada with Visa Debit
Fund managed ($ billions)

Management’s Discussion and Analysis

2010 in Review
Business banking
-    6% growth in funds managed

-    New leadership and renewed focus on business banking segment

-    Offered CIBC Unlimited Business Operating Account, providing unlimited day-to-day transactions for small business owners
Fund manged ($ billions)

Wealth management	- A leader in managed solutions - Record long-term net sales growth - Solid fund performance – 62% of funds with one-year returns above the median - Growth in high net worth client base	CIBC Wood Gundy Assets under administration ($ billions)

FirstCaribbean
-    Launched mobile banking region-wide, upgraded ABMs, and enhanced the client website

-    Launched CIBC Axiom Portfolios mutual fund family, Visa Debit cards, a suite of small business products and commodity derivatives
Assets (US $ billions)

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2010	2009(2)	2008(2)

Revenue
Personal banking	$6,413	$5,932	$5,719
Business banking	1,360	1,282	1,308
Wealth management	1,382	1,275	1,532
FirstCaribbean	590	713	574
Other	(57)	70	204

Total revenue (a)	9,688	9,272	9,337
Provision for credit losses	1,252	1,382	833
Non-interest expenses (b)	5,421	5,228	5,418

Income before taxes and non-controlling interests	3,015	2,662	3,086
Income tax expense	809	746	763
Non-controlling interests	15	21	19

Net income (c)	$2,191	$1,895	$2,304

Efficiency ratio (b/a)	56.0%	56.4%	58.0%
Amortization of other intangible assets (d)	$29	$32	$31
Cash efficiency ratio(3) ((b-d)/a)	55.7%	56.0%	57.7%
Return on equity(3)	42.7%	38.2%	46.8%
Charge for economic capital(3)(e)	$(704)	$(673)	$(634)
Economic profit(3) (c+e)	$1,487	$1,222	$1,670
Average assets ($ billions)	$268.1	$265.0	$238.5
Full-time equivalent employees	29,106	28,921	29,368

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	Certain prior year information has been restated to conform to the presentation of the current year.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $296 million or 16% from 2009. Revenue increased as a result of volume growth across most lines of business, higher fees, and wider spreads, partially offset by lower treasury revenue allocations. Lower provision for credit losses due to the improved economic environment was partially offset by higher non-interest expenses.
Revenue
Revenue was up $416 million or 4% from 2009.
     Personal banking revenue was up $481 million or 8%. Volume growth across most products, wider spreads in lending products, and the impact of the acquisition of the MasterCard portfolio were partially offset by narrower spreads in deposits.
     Business banking revenue was up $78 million or 6%, primarily due to volume growth in deposits, higher commercial banking fees, and wider spreads.
     Wealth management revenue was up $107 million or 8%. Fee income was higher as a result of market-driven increases in asset values.
     FirstCaribbean revenue was down $123 million or 17% as a result of a stronger Canadian dollar, lower treasury allocations and volumes, and narrower spreads, partially offset by higher securities gains.
     Other was down $127 million, primarily due to lower treasury revenue allocations.
Provision for credit losses
Provision for credit losses was down $130 million or 9% from 2009. Lower losses were mainly driven by lower delinquencies, bankruptcies and write-offs in the cards and personal lending portfolios.
Non-interest expenses
Non-interest expenses were up $193 million or 4% from 2009, primarily as a result of higher performance-related compensation and pension expense, partially offset by the impact of the stronger Canadian dollar on FirstCaribbean expenses.
Income taxes
Income taxes were up $63 million or 8% from 2009, mainly due to an increase in income, partially offset by a lower effective tax rate.
Average assets
Average assets were marginally higher by $3.1 billion or 1% from 2009.

Management’s Discussion and Analysis
Wholesale Banking
Wholesale Banking provides a wide range of credit, capital markets, investment banking, merchant banking and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world.
     Our objective is to be the premier client-focused wholesale bank based in Canada by bringing Canadian capital markets products to Canada and the rest of the world, and bringing the world to Canada.
     In 2010, we focused on market leadership in our core businesses by delivering excellent service and value to our clients. We were:
•	Lead coordinator on a $6.0 billion, five-year bond offering, for Canada Housing Trust No. 1

•	Co-lead arranger and joint bookrunner on a $2.3 billion corporate revolver for Penn West Energy Trust

•	Joint lead and joint bookrunner on a 10-year, $1.0 billion bond offering for TELUS Corporation

•	Sole lead arranger and sole bookrunner on a $1.0 billion corporate revolver for Enerplus

•	Joint bookrunner for Cameco Corporation‘s $908 million bought secondary offering of Centerra Gold Inc. common shares

•	Joint lead agent and joint bookrunner for a $700 million offering of senior notes of Husky Energy Inc.

•	Joint bookrunner on a $287 million bought deal secondary offering for Dollarama Inc. – the second secondary offering since Dollarama’s IPO in October 2009

•	Finance advisor to the Encana Board of Directors on a $21.0 billion transaction
Priorities
•	Client-focused strategy

•	Market leadership in core businesses

•	Grow with CIBC

2010 in Review
Capital markets	- Maintained leadership positions in equity trading, debt capital markets and structured products	Revenue ($ millions) Revenue ($ millions)

- Expanded equity research coverage, with a focus on the energy, mining and materials, and financial services sectors

- Improved competitive position with large asset managers and expanded the equity trading client base

- Broadened client-focused product capabilities

- Improved foreign exchange market share

Corporate and investment banking	- Maintained strong position in mergers and acquisitions (M&A), equity and debt underwriting, and improved market position in syndicated lending

- Authorized loan commitments up 14.6%

- Strong client-focus

Management’s Discussion and Analysis
Results(1)

$ millions, for the year ended October 31	2010	2009(2)	2008(2)

Revenue (TEB)(3)
Capital markets	$1,011	$1,265	$672
Corporate and investment banking	626	775	563
Other	130	(1,486)	(7,004)

Total revenue (TEB) (3) (a)	1,767	554	(5,769)
TEB adjustment	53	42	188

Total revenue (b)	1,714	512	(5,957)
Provision for credit losses	88	218	12
Non-interest expenses (c)	1,147	1,060	1,318

Income (loss) before taxes and non-controlling interests	479	(766)	(7,287)
Income tax expense (benefit)	125	(294)	(3,104)
Non-controlling interests	12	—	(1)

Net income (loss) (d)	$342	$(472)	$(4,182)

Efficiency ratio (c/b)	66.9%	n/m	n/m
Amortization of other intangible assets (e)	$1	$2	$1
Cash efficiency ratio (TEB)(3) ((c-e)/a)	64.9%	n/m	n/m
Return on equity(3)	17.6%	(20.6)%	(185.1)%
Charge for economic capital(3) (f)	$(254)	$(347)	$(300)
Economic profit (loss)(3) (d+f)	$88	$(819)	$(4,482)
Average asssets ($ billions)	$105.1	$110.8	$123.8
Full-time equivalent employees	1,159	1,077	1,139

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	Certain prior year information has been restated to conform to the presentation of the current year.

(3)	For additional information, see the “Non-GAAP measures” section.

n/m	Not meaningful.
Financial overview
Net income was $342 million, compared to a net loss of $472 million in 2009. This was primarily due to lower losses in the structured credit run-off business, lower MTM losses on corporate loan hedges, and gains in legacy merchant banking and other run-off businesses compared to losses in the prior year. The current year also benefited from a lower provision for credit losses.
Revenue (TEB)(3)
Revenue was up $1,213 million from 2009.
     Capital markets revenue was down $254 million, driven by lower revenue from fixed income trading, global derivatives, strategic risk, foreign exchange revenue, and equity new issuances.
     Corporate and investment banking revenue was down $149 million, primarily due to lower revenue from U.S. real estate finance and equity new issuances.
     Other revenue was up $1,616 million, primarily due to lower losses in the structured credit run-off business, lower MTM losses on corporate loan hedges, and gains in legacy merchant banking and other run-off businesses, compared to losses in the prior year.
Provision for credit losses
Provision for credit losses was down $130 million from 2009, mainly due to lower losses in the European leveraged finance run-off and U.S. real estate finance portfolios.
Non-interest expenses
Non-interest expenses were up $87 million or 8%, primarily due to higher employee salaries and benefits, expenses related to the ABCP settlement with the OSC, and higher performance-related compensation.
Income taxes
Income tax expense was $125 million, compared to a benefit of $294 million in 2009, largely due to lower losses in the structured credit run-off business.
Average assets
Average assets were down $5.7 billion or 5% from 2009, primarily due to reduced trading activity in our exited and run-off businesses.

Management’s Discussion and Analysis
Corporate and Other
Corporate and Other comprises the five functional groups — Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management — that support CIBC’s SBUs. It also includes the CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The impact of securitization is retained within Corporate and Other. The remaining revenue and expenses are generally allocated to the SBUs.
Results(1)

$ millions, for the year ended October 31	2010	2009	2008

Total revenue	$683	$144	$334
(Reversal of) provision for credit losses	(294)	49	(72)
Non-interest expenses	459	372	465

Income (loss) before taxes	518	(277)	(59)
Income tax expense (benefit)	599	(28)	123

Net loss	$(81)	$(249)	$(182)

Full-time equivalent employees(2)	12,089	11,943	12,786

(1)	For additional segmented information, see Note 28 to the consolidated financial statements.

(2)	Prior year information has been restated to conform to the presentation of the current year.
Financial overview
Net loss was lower by $168 million from 2009, primarily due to a reversal of provision for credit losses in the general allowance and higher unallocated treasury revenue, partially offset by the after-tax impact on capital repatriation activities noted below, higher unallocated corporate support costs, and lower interest income from income tax reassessments.
     During the year, capital repatriation activities resulted in accumulated foreign exchange gains, net of hedges, of $416 million, previously recorded in the accumulated other comprehensive income (AOCI), being transferred to non-interest income in the consolidated statement of operations. The after-tax impact of these capital repatriations resulted in a loss of $120 million in the consolidated net income. Our capital repatriation activities in 2009 had resulted in non-interest income of $111 million and an after-tax gain of $7 million. These capital repatriations had no impact on our shareholders’ equity or on our Tier 1 capital ratio.
Revenue
Revenue was up $539 million from 2009, mainly due to higher foreign exchange gains on capital repatriation activities and higher unallocated treasury revenue, partially offset by lower interest income from income tax reassessments.
(Reversal of) provision for credit losses
Reversal of credit losses was $294 million, compared to a provision for credit losses of $49 million in 2009. This was primarily due to a reversal of provision for credit losses in the general allowance for the cards and business and government portfolios, reflective of improved economic conditions, partially offset by lower recoveries on securitized card balances.
Non-interest expenses
Non-interest expenses were up $87 million or 23% from 2009, primarily due to higher unallocated corporate support costs.
Income taxes
Income tax expense was $599 million, compared to an income tax benefit of $28 million in 2009, primarily due to the tax impact of foreign exchange gains on the repatriation activities noted above and higher income.

Management’s Discussion and Analysis
Run-off Businesses and Other Selected Activities
Run-off Businesses
Given the uncertain market conditions and to focus on our core businesses in Wholesale Banking, we curtailed activity in our structured credit and non-Canadian leveraged finance businesses and have established a focused team with the mandate to manage and reduce the residual exposures.
Structured credit run-off business
Overview and results
Our structured credit business, within Wholesale Banking, comprised our previous activities as principal and for client facilitation. These activities included warehousing of assets and structuring of special purpose entities (SPEs), which resulted in the holding of unhedged positions. Other activities included intermediation, correlation and flow trading, which earned a spread on matching positions.
Exposures
Our exposures largely consist of the following categories:
Unhedged
•	U.S. residential mortgage market (USRMM)

•	Non-USRMM
Hedged by
•	Financial guarantors (non-USRMM) including unmatched positions where we have purchased protection but do not have exposure to the underlying

•	Other counterparties (USRMM and non-USRMM)
Results
The net loss, before taxes, for the year was $232 million, compared with $1,003 million for the prior year.
     The net loss for the year was the result of a reduction in receivables related to purchased protection from financial guarantors on loan assets that are carried at amortized cost due to an improvement of the underlying position MTM, negative impact of the revaluations of the Cerberus note, losses from the transactions to reduce our exposures, and lower MTM of unmatched purchased protection. These losses were partially offset by decreases in CVA relating to financial guarantors driven by MTM recoveries for certain underlying assets and tightening credit spreads, and gains on unhedged positions.
Change in exposures
The following table summarizes our positions within our structured credit run-off business:

US$ millions, as at October 31	2010	2009

Notional
Investments and loans	$12,006	$10,442
Written credit derivatives, liquidity and credit facilities	15,163	22,710

Total gross exposures	$27,169	$33,152

Purchased credit derivatives	$21,571	$32,257

We undertook a number of transactions during the year to reduce our exposures, as noted below:
USRMM
•	Terminated $610 million (US$582 million) of contracts with financial guarantors (counterparties “I” and “II”), resulting in a pre-tax loss of $48 million (US$46 million);

•	Terminated $60 million (US$59 million) of written credit derivatives and assumed the related securities of the same amount with no significant pre-tax impact as a result; and

•	Assumed the underlying reference securities of written credit derivatives with notional of $883 million (US$829 million). The written credit derivatives were subsequently terminated with no significant pre-tax impact as a result of these transactions.
Non-USRMM
Collateralized loan obligations (CLOs)
•	Terminated $3.7 billion (US$3.5 billion) of written credit derivatives and assumed the related securities of the same amount, some of which were classified as loans, resulting in a pre-tax loss of $5 million (US$5 million);

•	Subsequently sold certain of these and other CLO securities with notional of $1.9 billion (US$1.8 billion), resulting in a pre-tax loss of $35 million (US$34 million); and
•	Terminated $2.9 billion (US$2.8 billion) of hedging contracts with financial guarantors (counterparties “I”, “II”, “III”, “IV” and “VII”), resulting in a pre-tax loss of $50 million (US$48 million).
Corporate debt
•	Terminated $1.9 billion (US$1.8 billion) of written credit derivatives resulting in a pre-tax loss of $3 million (US$3 million); and

•	Terminated $1.8 billion (US$1.8 billion) of related hedging and $3.0 billion (US$2.8 billion) of other unmatched purchased protection contracts with financial guarantors (counterparties “VI” and “IX”), resulting in a pre-tax loss of $25 million (US$24 million).

Management’s Discussion and Analysis
Collateralized debt obligations (CDOs) of trust preferred securities (TruPs)
•	Sold TruPs with notional of $243 million (US$240 million), resulting in a pre-tax gain of $57 million (US$56 million); and

•	Terminated $244 million (US$240 million) of related hedging contracts with a financial guarantor (counterparty “II”), resulting in a pre-tax loss of $38 million (US$37 million).
Commercial mortgage-backed securities (CMBS)
•	Terminated $793 million (US$777 million) of unmatched purchased protection contracts with a financial guarantor (previously referred to as counterparty “I”), resulting in a pre-tax loss of $152 million (US$149 million).
Other non-USRMM
•	Terminated $812 million (US$788 million) of hedging contracts on Other non-USRMM exposures with financial guarantors (counterparties “I”, “II” and “IV”) and a non-financial guarantor, resulting in a pre-tax loss of $9 million (US$9 million);

•	The underlying on a $138 million (US$134 million) written credit derivative was redeemed without any loss and therefore our written credit derivative as well as the related hedging contract with a financial guarantor (counterparty “II”) matured. The transactions resulted in a pre-tax gain of $51 million (US$50 million) primarily from reversal of the CVA;

•	Terminated a $231 million (US$225 million) written credit derivative and assumed the related loan of the same amount. We subsequently delivered the loan under the terms of the related hedging contract with a financial guarantor (counterparty “VII”). As a result, related purchased protection became unmatched. There was no significant pre-tax income as a result of the transaction; and

•	Sold security classified as a loan with notional of $77 million (US$75 million), resulting in a pre-tax gain of $8 million (US$8 million).
Normal amortization reduced the notional of our purchased credit derivatives with financial guarantors by $611 million (US$589 million).
Gain on reduction of unfunded commitment on a variable funding note (VFN)
In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a VFN issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO.
     In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. In October 2010, the bankruptcy court issued an order, at the request of the Lehman Estate, staying all proceedings in the action for a period of nine months.
     Of note, in September 2010, the U.S. District Court for the Southern District of New York agreed to hear Bank of New York’s appeal of the U.S. bankruptcy court ruling in the first quarter of 2010, in Lehman Brothers Special Financing, Inc. v. BNY Corporate Trustee Services, Ltd., finding unenforceable a customary provision in a CDO transaction that reversed the priority of the payment waterfall upon the bankruptcy of Lehman, the credit support provider under a related swap agreement. On November 17, 2010, the Lehman Estate advised the U.S. District Court that it has settled this dispute in principle with the sole note holder. At the request of the Lehman Estate, the Court granted a 90-day stay of Bank of New York’s appeal to allow time for the settlement documents to be finalized.
     Although there can be no certainty regarding any eventual outcome, we continue to believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

Management’s Discussion and Analysis
Total exposures
The exposures held within our structured credit run-off business within Wholesale Banking are summarized in the table below. Only our direct investments and exposures through written credit derivatives to consolidated CDOs are included in this table. The table excludes the protection from Cerberus on our USRMM exposures.

US$ millions, as at October 31, 2010
	Exposures(1)					Hedged by
				Written credit derivatives,
				liquidity and
	Investments and loans(2)			credit facilities(3)		Purchased credit derivatives and index hedges
						Financial guarantors		Others
			Carrying				Fair value		Fair value
	Notional	Fair value	value	Notional	Fair value(4)(5)	Notional	before CVA(4)	Notional	before CVA(4)
Hedged
USRMM – CDOs	$—	$—	$—	$402	$349	$—	$—	$402	$349

Total USRMM hedged	$—	$—	$—	$402	$349	$—	$—	$402	$349

Non-USRMM
CLO	$—	$—	$—	$3,916	$199	$3,668	$189	$249	$15
CLO classified as loans(6)	6,420	5,933	5,992	—	—	6,215	331	223	13
Corporate debt	—	—	—	8,238	217	800	26	7,442	199
Corporate debt (Unmatched)	—	—	—	—	—	1,600	11	—	—
Other securities classified as loans(7)	429	265	343	—	—	429	165	—	—
Others	77	50	50	220	44	165	57	153	7
Others (Unmatched)	—	—	—	—	—	225	225	—	—

Total non-USRMM hedged	$6,926	$6,248	$6,385	$12,374	$460	$13,102	$1,004	$8,067	$234

Total hedged	$6,926	$6,248	$6,385	$12,776	$809	$13,102	$1,004	$8,469	$583

Unhedged
USRMM – CDOs	$3,007	$249	$249	$1,430	$1,146	$—	$—	$—	$—

Total USRMM unhedged	$3,007	$249	$249	$1,430	$1,146	$—	$—	$—	$—

Non-USRMM
CLO	$156	$109	$109	$130	$2	$—	$—	$—	$—
CLO classified as loans(6)	853	780	786	—	—	—	—	—	—
Corporate debt	172	124	124	—	—	—	—	—	—
Montreal Accord related notes(3)(8)	368	197	197	294	n/a	—	—	—	—
Third-party sponsored ABCP conduits(3)	60	60	60	97	n/a	—	—	—	—
Other securities classified as loans	193	172	173	—	—	—	—	—	—
Others(3)(9)	271	200	200	436	40	—	—	—	—

Total non-USRMM unhedged	$2,073	$1,642	$1,649	$957	$42	$—	$—	$—	$—

Total unhedged	$5,080	$1,891	$1,898	$2,387	$1,188	$—	$—	$—	$—

Total hedged and unhedged	$12,006	$8,139	$8,283	$15,163	$1,997	$13,102	$1,004	$8,469	$583

October 31, 2009	$10,442	$6,721	$7,024	$22,710	$4,152	$23,748	$3,413	$8,509	$681

(1)	We have excluded our total holdings, including holdings related to our treasury activities, of notional US$792 million (2009: US$868 million) with fair value of US$796 million (2009: US$865 million) in debt securities issued by Federal National Mortgage Association (Fannie Mae) (notional US$42 million, fair value US$42 million), and Government National Mortgage Association (Ginnie Mae) (notional US$750 million, fair value US$754 million). Trading equity securities with a fair value of US$1 million (2009: US$1 million), issued by Student Loan Marketing Association (Sallie Mae), were also excluded.

(2)	Excludes equity and surplus notes that we obtained in consideration for commutation of our USRMM contracts with financial guarantors with notional US$249 million and carrying value US$18 million, as at October 31, 2010 (2009: notional US$261 million and fair value US$39 million).

(3)	Undrawn notional of the liquidity and credit facilities relating to Montreal Accord related notes amounted to US$294 million (2009: US$277 million), relating to third-party non-bank sponsored ABCP conduits amounted to US$97 million (2009: US$61 million), and relating to unhedged Other non-USRMM amounted to nil (2009: US$15 million).

(4)	This is the gross fair value of the contracts, which was typically zero, or close to zero, at the time they were entered into.

(5)	This represents the fair value of written credit derivatives only.

(6)	Investments and loans include unfunded investment commitments with a notional of US$182 million as at October 31, 2010 (2009: US$247 million).

(7)	Represents CDOs with TruPs collateral.

(8)	Includes estimated notional USRMM exposure of US$83 million as at October 31, 2010 (2009: US$104 million).

(9)	Includes warehouse non-residential mortgage-backed securities (RMBS) with notional US$10 million and fair value of nil.

n/a	Not applicable.

Management’s Discussion and Analysis
Cerberus transaction
In 2008, we transacted with Cerberus to obtain downside protection on our hedged and unhedged USRMM CDO exposures while retaining upside participation if the underlying securities recover. As at October 31, 2010, the outstanding principal and fair value of the limited recourse note issued as part of the Cerberus transaction was $535 million (US$525 million) and $526 million (US$516 million), respectively. The underlying USRMM CDO exposures, none of which are now hedged by financial guarantors, consist of securities with fair value of $250 million (US$245 million) and derivative liabilities with notional of $1,445 million (US$1,417 million) and fair value of $1,155 million (US$1,132 million), as at October 31, 2010. During the year, we had a loss of $362 million (US$347 million) on the limited recourse note, including interest expense thereon, which was partially offset by gains of $234 million (US$225 million) on the underlying exposures.
Purchased protection from financial guarantors
The following table presents the notional amounts and fair values of non-USRMM related protection purchased from financial guarantors, and the underlying referenced assets, by counterparty. The fair value net of CVA is included in derivative instruments in other assets on the consolidated balance sheet. We no longer have USRMM related protection purchased from financial guarantors as at October 31, 2010 (2009: notional $588 million; fair value, net of CVA $115 million). Also, we no longer have any purchased protection with counterparty “I” (2009: notional $1,567 million; fair value, net of CVA $206 million).

US$ millions, as at October 31, 2010
					Notional amounts of referenced							Protection purchased from
					non-USRMM assets							financial guarantors
			Moody’s									Fair value		Fair value
	Standard		Investors			Corporate					Total	before		less
Counterparty	& Poor’s		Service		CLO	debt		CMBS	Other		notional	CVA	CVA	CVA

II	R	(6)	Caa2	(3)	522	—		—	—		522	21	(14)	7
III	—	(4)	—	(4)	691	—		—	106		797	79	(56)	23
IV(5)	—	(4)	—	(4)	550	—		—	—		550	31	(31)	—
V	—	(4)	—	(4)	2,554	—		—	—		2,554	127	(31)	96
VI	BB		Ba1		—	2,400	(2)	—	—		2,400	37	(7)	30
VII	AA	+	Aa3	(1)	4,203	—		—	225	(2)	4,428	462	(74)	388
VIII	AA	+	Aa3	(1)	1,288	—		—	123		1,411	109	(22)	87
IX	BB	-(1)	Ba1		75	—		—	365		440	138	(50)	88

Total financial guarantors					$9,883	$2,400		$—	$819		$13,102	$1,004	$(285)	$719

October 31, 2009					$13,292	$6,959		$777	$2,132		$23,160	$2,880	$(1,591)	$1,289

(1)	Credit watch/outlook with negative implication.

(2)	Includes US$1.6 billion and US$225 million of unmatched purchased protection related to corporate debt and Other non-USRMM, respectively.

(3)	Under review.

(4)	Rating withdrawn or not rated.

(5)	Subsequent to October 31, 2010, we terminated the remaining contacts with this counterparty with no impact on our results.

(6)	Subsequent to October 31, 2010, the rating has been withdrawn.
The total CVA gain for financial guarantors was $703 million (US$678 million) for the year. Separately, we recorded a net loss of $341 million (US$332 million) on terminations and maturity of contracts with financial guarantors during the year.
As at October 31, 2010, the CVA on credit derivative contracts with financial guarantors was $291 million (US$285 million) (2009: $2.2 billion (US$2.0 billion)), and the fair value of credit derivative contracts with financial guarantors net of CVA was $732 million (US$719 million) (2009: $1.5 billion (US$1.4 billion)). Further significant losses could result depending on the performance of both the underlying assets and the financial guarantors.
In addition, in our other run-off portfolios, we have loans and tranched securities positions that are partly secured by direct guarantees from financial guarantors or by bonds guaranteed by financial guarantors. As at October 31, 2010, these positions were performing and the total amount guaranteed by financial guarantors was approximately $70 million (US$69 million) (2009: $75 million (US$69 million)).

Management’s Discussion and Analysis
The following table provides further data and description of the non-USRMM referenced assets underlying the protection purchased from financial guarantors:

US$ millions, as at October 31, 2010
		Fair
		value							Investment	Subordination/
		purchased	Total	Notional/tranche		Fair value/tranche		WAL	grade	attachment(4)		Detachment(5)
	Notional	protection	tranches(1)	High	Low	High	Low	in years(2)(3)	underlyings	Average	Range	Average	Range

Hedged
CLO (includes loans)	$9,883	$520	67	$353	$3	$21	$—	3.4	2%	32%	24-67%	98%	50-100%
Corporate debt	800	26	1	800	800	26	26	3.1	51%	15%	15%	30%	30%
Others
TruPs
(includes loans)	519	203	9	89	32	38	8	11.7	n/a	50%	45-57%	100%	100%
Other	75	19	1	75	75	19	19	3.4	n/a	29%	29%	100%	100%
Unmatched
Corporate debt	1,600	11	2	800	800	7	4	2.6	66%	17%	15-18%	32%	30-33%
Other	225	225	1	225	225	225	225	5.1	n/a	—	—	100%	100%

	$13,102	$1,004	81	$2,342	$1,935	$336	$282

(1)	A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the underlying, subordination and deal specific structures such as tests/triggers.

(2)	The weighted average life (WAL) of the positions is impacted by assumptions on collateral, interest deferrals and defaults, and prepayments, and for TruPs CDOs, also the potential for successful future auctions. These assumptions and the resulting WAL, especially for TruPs CDOs, may change significantly from period to period.

(3)	The WAL of a tranche will typically be shorter than the WAL for the underlying collateral for one or more reasons relating to how cash flows from repayment and default recoveries are directed to pay down the tranche.

(4)	Subordination/attachment points are the level of losses which can be sustained on the collateral underlying the reference assets without those losses impacting the tranches shown above.

(5)	The detachment points are the level of losses on the collateral underlying the reference assets at which point any further losses cease to impact the tranches shown above.

n/a	Not available.
Hedged positions
CLO
The hedged CLO underlyings consist of 67 tranches. Approximately 11% of the total notional amount of the CLO tranches was rated equivalent to AAA, 69% rated between the equivalent of AA+ and AA-, and the remainder rated between the equivalent of A+ and A-, as at October 31, 2010. Approximately 16% of the underlying collateral was rated equivalent to BB- or higher, 55% was rated between the equivalent of B+ and B-, 13% rated equivalent to CCC+ or lower, with the remainder unrated as at October 31, 2010. The collateral comprises assets in a wide range of industries with the highest concentration in the services (personal and food) industry (21%); the broadcasting, publishing and telecommunication sector (18%); and the manufacturing sector (12%). Only 3% is in the real estate sector. Approximately 69% and 25% of the underlyings represent U.S. and European exposures, respectively.
Corporate debt
The hedged corporate debt underlyings consist of one super senior synthetic CDO tranche that references portfolios of primarily U.S. (63%) and European (20%) corporate debt in various industries (manufacturing – 28%, financial institutions – 16%, cable and telecommunications – 11%, retail and wholesale – 3%). Approximately 9% of the total notional of US$800 million of the corporate debt underlyings were rated equivalent to A- or higher, 42% were rated between the equivalent of BBB+ and BBB-, 35% were rated equivalent to BB+ or lower, with the remainder unrated as at October 31, 2010.
Others
Other hedged positions include CDOs with TruPs collateral, which are Tier I Innovative Capital Instruments issued by U.S. regional banks and insurers, and tranches of CDOs.
Unmatched positions
Corporate debt
The unmatched corporate debt underlyings consist of two super senior synthetic CDO tranches that reference portfolios of primarily U.S. (55%) and European (33%) corporate debt in various industries (manufacturing – 30%, financial institutions – 7%, cable and telecommunications – 14%, retail and wholesale – 9%). Approximately 21% of the total notional amount of US$1.6 billion of the unmatched corporate debt underlyings were rated equivalent to A- or higher, 45% were rated between the equivalent of BBB+ and BBB-, 23% were rated equivalent to BB+ or lower, with the remainder unrated as at October 31, 2010.
Other
The underlying in our other unmatched position is a loan backed by film receivables.

Management’s Discussion and Analysis
Purchased protection from other counterparties
The following table provides the notional amounts and fair values, before CVA of US$9 million (2009: US$8 million) of purchased credit derivatives from non-financial guarantor counterparties, excluding unmatched purchased credit derivatives:

					Total
	USRMM related		Non-USRMM related		Notional		Fair value
US$ millions, as at October 31	Notional	Fair value	Notional	Fair value	2010	2009	2010	2009

Non-bank financial institutions	$402	$349	$53	$3	$455	$437	$352	$350
Banks	—	—	570	32	570	862	32	86
Canadian conduits	—	—	7,442	199	7,442	7,166	199	245
Others	—	—	2	—	2	2	—	—

	$402	$349	$8,067	$234	$8,469	$8,467	$583	$681

The non-financial guarantor counterparty hedging our USRMM exposures is a large U.S.-based diversified multinational insurance and financial services company with which CIBC has market-standard collateral arrangements. Approximately 99% of other counterparties hedging our non-USRMM exposures have internal credit ratings equivalent to investment grade.
The assets underlying the exposure hedged by counterparties other than financial guarantors are as below:

	USRMM
	related	Non-USRMM related
	Notional	Notional
			Corporate
US$ millions, as at October 31, 2010	CDO(1)	CLO(2)	debt	Other(3)	Total

Non-bank financial institutions	$402	$—	$—	$53	$53
Banks	—	472	—	98	570
Canadian conduits	—	—	7,442	—	7,442
Others	—	—	—	2	2

	$402	$472	$7,442	$153	$8,067

(1)	The US$402 million represents super senior CDO with approximately 68% sub-prime RMBS, 2% Alt-A RMBS, 14% asset-backed securities (ABS) CDO, and 16% non-USRMM. Sub-prime and Alt-A are all pre-2006 vintage.

(2)	All underlyings are non-investment grade. 5% is U.S. exposure and 95% is European exposure. Major industry concentration is in the services industry (32%), the manufacturing sector (14%), the broadcasting and communication industries (12%), and only 5% is in the real estate sector.

(3)	Approximately 91% of the underlyings are investment grade or equivalent based on internal ratings with the majority of the exposure located in the U.S. and Europe. The industry concentration is primarily banking and financial institutions, manufacturing, broadcasting, publishing and telecommunication, with approximately 2% in the real estate sector.
Canadian conduits
We purchased credit derivative protection from Canadian conduits and generated revenue by selling the same protection to third parties. The reference portfolios consist of diversified indices of corporate loans and bonds. These conduits are in compliance with their collateral posting arrangements and have posted collateral exceeding current market exposure. Great North Trust is sponsored by CIBC and MAV I was party to the Montreal Accord.

				Collateral
			MTM	and
			(before	guarantee
US$ millions, as at October 31, 2010	Underlying	Notional(1)	CVA)	notionals(2)

Great North Trust	Investment grade corporate credit index(3)	$4,844	$188	$294
MAV I	160 Investment grade corporates(4)	2,598	11	339

		$7,442	$199	$633

October 31, 2009		$7,166	$245	$602

(1)	These exposures mature within 2 to 6 years.

(2)	Comprises investment grade notes issued by third-party sponsored conduits, corporate floating rate notes, bankers’ acceptances (BAs), and funding commitments. The fair value of the collateral as at October 31, 2010 was US$652 million (2009: US$566 million).

(3)	Consists of a static portfolio of 126 North American corporate reference entities that were investment grade rated when the index was created. 79% of the entities are rated BBB- or higher. 100% of the entities are U.S. entities. Financial guarantors represent approximately 2% of the portfolio. 4% of the entities have experienced credit events. Original attachment point is 30% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

(4)	The underlying portfolio consists of a static portfolio of 160 corporate reference entities of which 91% were investment grade on the trade date. 82% of the entities are currently rated BBB-or higher (investment grade). 58% of the entities are U.S. entities. Financial guarantors represent approximately 3% of the portfolio. 3% of the entities have experienced credit events. Original attachment point is 20% and there is no direct exposure to USRMM or the U.S. commercial real estate market.

Management’s Discussion and Analysis
Unhedged USRMM exposures
Our remaining net unhedged exposure (excluding the Cerberus protection noted above) to the USRMM, after write-downs, was $544 million (US$533 million) as at October 31, 2010. $469 million (US$460 million) of the net unhedged exposure relates to super senior CDOs of mezzanine RMBS.
Unhedged non-USRMM exposures
Our unhedged exposures to non-USRMM primarily relate to the following categories: CLO, corporate debt, Montreal Accord related notes, third-party non-bank sponsored ABCP conduits and other.
CLO
Our unhedged CLO exposures, including those classified as loans, with notional of $1.2 billion (US$1.1 billion) are mostly tranches rated equivalent to AA or higher as at October 31, 2010, and are primarily backed by diversified pools of U.S. and European-based senior secured leveraged loans.
Corporate debt
Approximately 64%, 11% and 25% of the unhedged corporate debt exposures with notional of $175 million (US$172 million) are related to positions in Canada, Europe, and other countries, respectively.
Montreal Accord related notes
As at October 31, 2010, we held variable rate Class A-1 and Class A-2 notes and various tracking notes with a combined fair value of $201 million, and remaining notional value of $375 million that were originally received in exchange for our non-bank sponsored ABCP in January 2009, upon the ratification of the Montreal Accord restructuring. The notes are expected to mature in December 2016 and are backed by fixed income, traditional securitization and CDO assets as well as super senior credit default swaps on investment grade corporates. The underlying assets that have U.S. subprime mortgage exposures have been isolated and are specifically linked to tracking notes with a notional value of $83 million and a fair value of $8 million as at October 31, 2010.
     We have provided $300 million of undrawn Margin Funding Facility to be used if the amended collateral triggers of the related credit derivatives are breached and the new trusts created under the restructuring plan do not have sufficient assets to meet any collateral calls. If the loan facility was fully drawn and subsequently more collateral was required due to breaching further collateral triggers, we would not be obligated to fund any additional collateral, although the consequence would likely be the loss of that $300 million loan.
     During the first quarter of 2010, we reached a settlement with the OSC relating to our participation in the ABCP market. Our net loss for the year from the settlement, MTM, and dispositions was $29 million.
Third-party non-bank sponsored ABCP conduits
We provided liquidity and credit related facilities to third-party non-bank sponsored ABCP conduits. As at October 31, 2010, $160 million (US$157 million) of the facilities remained committed, which mostly relate to U.S. CDOs. As at October 31, 2010, $61 million (US$60 million) of the committed facilities were drawn. Of the undrawn facilities, $7 million (US$7 million) were subject to liquidity agreements under which the conduits maintain the right to put their assets back to CIBC at par. The underlying assets of the U.S. CDOs have maturities ranging from less than one year to eight years.
Other
Other unhedged exposures with notional of $918 million (US$900 million) include $75 million (US$74 million) of credit facilities (drawn US$74 million and undrawn nil) provided to SPEs with lottery receivables (36%) and U.S. mortgage defeasance loans (64%).
     Included in the above are $646 million (US$633 million) of securities and written protection on tranches of high yield corporate debt portfolios, inflation linked notes, and non-US RMBS with 61% rated the equivalent of AA- or higher, 4% rated between the equivalent of A+ and A-, with the remaining rated equivalent to BB+ or lower.
     Other unhedged exposures classified as loans with notional of $197 million (US$193 million) represent primarily investment grade ABS.
European leveraged finance (ELF)
We provided leveraged finance to non-investment grade customers to facilitate their buyout, acquisition and restructuring activities. We generally underwrote leveraged financial loans and syndicated the majority of the loans, earning a fee during the process. We stopped transacting new ELF business in 2008.
     Exposures of ELF loans (net of write-downs and allowance for credit losses) by industry are as below:

$ millions, as at October 31, 2010	Drawn	Undrawn

Manufacturing	$223	$71
Hardware and software	219	21
Wholesale trade	198	9
Publishing and printing	36	8
Business services	14	16
Telecommunications	11	5
Transportation	10	10
Utilities	10	—

Total exposure	$721	$140

October 31, 2009	$834	$162

As at October 31, 2010, we had drawn leveraged loans of $746 million (2009: $894 million) and unfunded letters of credit and commitments of $140 million (2009: $162 million). The drawn and undrawn amounts include performing notional of $555 million and $65 million, respectively, in respect of certain restructured facilities. Of the drawn loans, $76 million (2009: $99 million) relating to restructured facilities were considered impaired, for which an allowance of $25 million as at October 31, 2010 (2009: $60 million) has been applied. As a result of restructuring, drawn loans of $32 million and undrawn commitments of $29 million were cancelled during the year. In addition, of the total performing loans and commitments, $379 million were on the credit watch list as at October 31, 2010 (2009: $485 million).
Other Selected Activities
In response to the recommendations of the Financial Stability Forum, this section provides additional details on other selected activities.
Securitization business
Our securitization business provides clients access to funding in the debt capital markets. We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing ABCP to investors. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and other financial services.

Management’s Discussion and Analysis
     As at October 31, 2010, our holdings of ABCP issued by our non-consolidated sponsored multi-seller conduits that offer ABCP to external investors were $110 million (2009: $487 million) and our committed backstop liquidity facilities to these conduits were $2.6 billion (2009: $4.0 billion). We also provided credit facilities of $40 million (2009: $50 million) to these conduits as at October 31, 2010.
     The following table shows the underlying collateral and the average maturity for each asset type in these multi-seller conduits:

		Estimated
		weighted avg.
$ millions, as at October 31, 2010	Amount(1)	life (years)

Asset class
Credit cards	$975	2.3	(2)
Canadian residential mortgages	489	1.2
Franchise loans	469	0.4
Auto leases	141	1.0
Equipment leases/loans	40	0.9
Other	28	1.0

	$2,142	1.5

October 31, 2009	$3,612	1.7

(1)	The committed backstop liquidity facility of these assets was the same as the amounts noted in the table, other than for franchise loans, auto leases and other, for which the facility was $750 million, $197 million, and $187 million, respectively.

(2)	Based on the revolving period and amortization period contemplated in the transaction.
The short-term notes issued by the conduits are backed by the above assets. The performance of the above assets has met the criteria required to retain the credit ratings of the notes issued by the multi-seller conduits.
     We also participated in a syndicated facility for a 364-day commitment of $475 million to a CIBC-sponsored single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment is $95 million. At October 31, 2010 we funded $72 million (2009: $69 million) by the issuance of bankers’ acceptances.
     We also securitize our mortgages and credit card receivables. Details of our consolidated VIEs and securitization transactions during the year are provided in Note 6 to the consolidated financial statements.
U.S. real estate finance
In our U.S. real estate finance business, we operate a full-service platform which originates commercial mortgages to mid-market clients under four programs.
     The construction program offers floating-rate financing to properties under construction. The interim program offers fixed and floating-rate financing, typically with an average term of one to three years for properties that are fully leased or with some leasing or renovation yet to be done. In addition the interim program provides operating lines to select borrowers. These programs provide feeder product for the group’s permanent fixed-rate loan program. Once the construction and interim phases are complete and the properties are income producing, borrowers are offered fixed-rate financing within the permanent program (typically with average terms of 10 years). On September 27, 2010, CIBC signed a joint venture agreement with a private equity firm to set up an entity with US$125 million in equity. The entity will originate a pool of US$750 million of newly advanced fixed-rate first mortgages secured by commercial real estate in the U.S. Under the terms of the agreement, we will invest up to US$20 million of equity and provide a US$625 million in senior-ranking credit to the entity. The credit facility is structured with a three-year initial term. Each advance under the facility to fund a loan will be subject to CIBC’s credit approval. We will also provide a US$92 million contingent swap line relating to the entity’s interest rate hedging activity.
     The business also maintains CMBS trading and distribution capabilities. As at October 31, 2010, we had CMBS inventory with a notional amount of $9 million (US$9 million) and a fair value of less than $1 million (US$1 million) (2009: less than $1 million (US$1 million)).
     The following table provides a summary of our positions in this business:

US$ millions, as at October 31, 2010	Drawn	Undrawn

Construction program	$125	$24
Interim program	1,684	218
Joint venture	—	625

Total exposure	$1,809	$867

October 31, 2009	$2,209	$236

As at October 31, 2010, $225 million (US$221 million) (2009: $279 million (US$257 million)) of funded loans were considered impaired and $276 million (US$271 million) of loans and $4 million (US$4 million) of undrawn commitments were included in the credit watch list. As at October 31, 2010, the allowance for credit losses for this portfolio was $76 million (US$75 million). During the year, we recorded a provision for credit losses of $81 million (US$78 million).
U.S. leveraged finance
We sold our U.S. leveraged finance business as part of our sale of some of our U.S. businesses to Oppenheimer Holdings Inc. (Oppenheimer) in fiscal 2008. Under the transaction, the leveraged loans in existence at the time of the sale remained with us. These loans are being managed to maturity. In addition, under the current terms of our agreement with Oppenheimer, we agreed to provide a loan warehouse facility of up to $2.0 billion (US$2.0 billion) to finance and hold syndicated loans originated for U.S. middle market companies by Oppenheimer. Underwriting of any loan for inclusion in this facility is subject to joint credit approval by Oppenheimer and CIBC. Exposures of our U.S. leveraged loans, including loans originated through Oppenheimer (net of allowance for credit losses of $16 million (US$15 million) as at October 31, 2010) are summarized in the table below.

US$ millions, as at October 31, 2010	Drawn	Undrawn(1)

Transportation	$114	$43
Gaming and lodging	17	32
Healthcare	30	93
Media and advertising	24	21
Manufacturing	20	82
Other	22	44

Total exposure	$227	$315

October 31, 2009	$370	$575

(1)	Includes unfunded letters of credit of US$23 million (2009: US$36 million).
As at October 31, 2010, we had $13 million (US$13 million) of net impaired loans, and $127 million (US$125 million) of loans and $31 million (US$31 million) of undrawn commitments included in the credit watch list. No provision for credit losses was recognized during the year.

Management’s Discussion and Analysis
Financial Condition
Review of Consolidated Balance Sheet

$ millions, as at October 31	2010	2009

Assets
Cash and deposits with banks	$12,052	$7,007

Securities
Trading	28,557	15,110
AFS	26,621	40,160
FVO	22,430	22,306

	77,608	77,576

Securities borrowed or purchased under resale agreements	37,342	32,751

Loans
Residential mortgages	93,568	86,152
Personal	34,335	33,869
Credit card	12,127	11,808
Business and government	38,582	37,343
Allowance for credit losses	(1,720)	(1,960)

	176,892	167,212

Derivative instruments	24,682	24,696
Other assets	23,464	26,702

	$352,040	$335,944

Liabilities and shareholders’ equity
Deposits
Personal	$113,294	$108,324
Business and government	127,759	107,209
Bank	5,618	7,584

	246,671	223,117

Derivative instruments	26,489	27,162
Obligations related to securities lent or sold short or under repurchase agreements	37,893	43,369
Other liabilities	20,256	22,090
Subordinated indebtedness	4,773	5,157
Preferred share liabilities	—	600
Non-controlling interests	168	174
Shareholders’ equity	15,790	14,275

	$352,040	$335,944

Assets
As at October 31, 2010, total assets increased by $16.1 billion or 5% from 2009.
     Cash and deposits with banks were up $5.0 billion or 72%, mainly due to higher treasury deposit placements.
     Securities overall were at the same levels as at October 31, 2009. Trading securities increased mainly in the equity portfolio whereas AFS securities decreased mainly in government issued bonds. Further details on the composition of securities are provided in Note 4 to the consolidated financial statements and in the “Supplementary annual financial information” section.
     Securities borrowed or purchased under resale agreements increased by $4.6 billion or 14% primarily due to client demand.
     Loans increased by $9.7 billion or 6% mainly due to an increase in residential mortgages resulting from volume growth, net of new securitizations and repayments. The acquisition of the MasterCard portfolio during the year also contributed to the growth in loans. A detailed discussion of the loan portfolios is included in the “Management of risk” section. Further details on the composition of loans are provided in Note 5 to the consolidated financial statements and in the “Supplementary annual financial information” section.
     Other assets were down $3.2 billion or 12%, mainly due to lower collateral pledged, future income tax assets, and bankers’ acceptances.

Management’s Discussion and Analysis
Liabilities
Total liabilities as at October 31, 2010 were up by $14.6 billion or 5% from 2009. Deposits were up $23.6 billion or 11%, primarily due to the issuance of medium term notes and covered bonds, retail volume growth, and reclassification of certain payables from other liabilities during the year. Further details on the composition of deposits are provided in Note 10 to the consolidated financial statements and in the “Supplementary annual financial information” section.
     Obligations related to securities lent or sold short or under repurchase agreements decreased by $5.5 billion or 13%, primarily due to funding requirements.
     Other liabilities decreased by $1.8 billion or 8%, primarily due to reclassification of certain payables to deposits noted above, partially offset by a payable outstanding relating to the redemption of preferred share liabilities on October 31, 2010 noted below.
     Subordinated indebtedness decreased by $0.4 billion or 7% as the issuance of debentures was more than offset with the redemption of debentures during the year. See the “Capital resources” section for more details.
     The preferred share liabilities were redeemed on October 31, 2010. See Note 17 to the consolidated financial statements for more details.
Shareholders’ equity
Shareholders’ equity as at October 31, 2010 was up by $1.5 billion or 11%, mainly due to a net increase in retained earnings and the issuance of common shares pursuant to the stock option, shareholder investment, and employee share purchase plans.
Capital Resources
Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. We manage and monitor our capital to maximize risk-adjusted return to shareholders and to meet regulatory requirements.
Basel II Capital Accord and recent revisions to regulatory capital requirements
On November 1, 2007, we adopted the Basel II capital management framework, which enhances the risk sensitivity of minimum regulatory capital requirements.
     In July 2009, the Basel Committee on Banking Supervision (BCBS) issued a series of guidelines to enhance the Basel II capital management framework. The guidelines include revisions to the Basel II market risk framework, enhancements to the Basel II credit risk framework, and the introduction of capital requirements for incremental risk in the trading book. These guidelines strengthen the rules governing trading book capital as well as increase the capital requirements for securitization and re-securitization activities. In addition, the amendment prescribes expanded supervisory review of internal risk management activities surrounding securitization and re-securitization activities, as well as increased disclosure for such activities. We are working on a series of enhancements to our market Value-at-Risk (VaR) models in order to meet the new regulatory requirements and ensure a comprehensive assessment of risk, which will increase our VaR measure and regulatory capital requirements. These enhancements are required to be implemented by the first quarter of fiscal 2012.
     In December 2009, the BCBS issued a consultative document which proposed increases to the quality, quantity, and consistency of capital, with the goal of strengthening the resilience of the banking sector. In July 2010, amendments to the original proposals were released, followed in September 2010 by details on phase-in arrangements and minimum requirements. While the proposed new capital rules are expected to be finalized by the BCBS by the end of 2010, the BCBS may continue to refine certain aspects of reforms after 2010. We have analyzed the impact that the guidelines could have on our capital position, and are confident that we will be able to meet the new requirements.
Regulatory capital and ratios
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolved from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). The BIS framework allows some domestic regulatory discretion in determining capital. Capital ratios of banks in different countries are, therefore, not strictly comparable unless adjusted for discretionary differences.
     Current BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively.
     Total regulatory capital consists of Tier 1 and Tier 2 capital. The components of our regulatory capital are shown in the table below.
     Capital adequacy requirements are applied on a consolidated basis. The consolidation basis applied to CIBC’s financial statements is described in Note 1 to the consolidated financial statements. All subsidiaries, except certain investments and holdings which are not subject to risk assessment under Basel II and are instead deducted from regulatory capital, are included for regulatory capital calculation purposes. A deduction approach applies to investments in insurance subsidiaries, substantial investments, and applicable securitization-related activities. Our Canadian insurance subsidiary, CIBC Life Insurance Company Limited, is subject to OSFI’s Minimum Continuing Capital Surplus Requirements for life insurance companies.
     As a result of our holdings of subordinated enhancement notes issued by Cards II Trust, commencing the fourth quarter of 2009, we are required to hold regulatory capital for the underlying securitized credit card receivables as if they had remained on our balance sheet. We apply the same capital treatment to the securitized credit card receivables relating to Broadway Trust; these assets resulted from our acquisition of the MasterCard portfolio on September 1, 2010, which included the acquisition of all subordinated enhancement notes issued by Broadway Trust (see “Significant events” section for additional details). In aggregate, applying this treatment to Cards II Trust and Broadway Trust resulted in a reduction of our Tier 1 and Total capital ratios by approximately 0.34% and 0.42%, respectively.

Management’s Discussion and Analysis

$ millions, as at October 31	2010	2009

Tier 1 capital
Common shares	$6,804	$6,241
Contributed surplus	96	92
Retained earnings	6,095	5,156
Net after-tax fair value losses arising from changes in institution’s own credit risk	1	4
Foreign currency translation adjustments	(575)	(495)
Net after-tax unrealized holding losses on AFS equity securities	—	(14)
Non-cumulative preferred shares(1)	3,156	3,756
Innovative instruments	1,599	1,599
Certain non-controlling interests in subsidiaries	168	174
Goodwill	(1,913)	(1,997)
Gains on sale of applicable securitized assets	(58)	(59)
50/50 deductions from each of Tier 1 and Tier 2(2)	(522)	(303)

	14,851	14,154

Tier 2 capital
Perpetual subordinated indebtedness	270	286
Other subordinated indebtedness (net of amortization)	4,404	4,736
Net after-tax unrealized holding gains on AFS equity securities	4	—
Eligible general allowance (standardized approach)	126	119
50/50 deductions from each of Tier 1 and Tier 2(2)	(522)	(303)
Investment in insurance activities(3)	(167)	(165)

	4,115	4,673

Total capital available for regulatory purposes	$18,966	$18,827

Regulatory capital ratios
Tier 1 capital	13.9%	12.1%
Total capital	17.8%	16.1%

Assets-to-capital multiple	17.0x	16.3x

(1)	Non-cumulative preferred share liabilities included in Tier 1 capital were redeemed as at October 31, 2010 (2009: $600 million).

(2)	Items which are deducted 50% from each of Tier 1 capital and Tier 2 capital include allowance shortfall calculated under AIRB approach, securitization exposures (other than gain on sale of applicable securitized assets), and substantial investments in unconsolidated entities.

(3)	Investment in insurance activities continues to be deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.
The Tier 1 ratio was up 1.8% and the Total capital ratio was up 1.7% from October 31, 2009. The capital ratios benefited from lower RWAs and an increase in both Tier 1 and Total regulatory capital.
     The $10.6 billion decrease in RWAs was largely attributable to a decrease in structured credit exposure to financial guarantors, the effect of a strengthening Canadian dollar on foreign currency denominated assets, updates to advanced internal ratings based (AIRB) model parameters, and a reduction in our future tax asset, partially offset by the acquisition of the MasterCard portfolio.
     Tier 1 and Total regulatory capital increased mainly due to internal capital generation and the issuance of common shares, offset in part by the redemption of preferred shares noted below. The Total regulatory capital as at October 31, 2010 also reflected the issuance and redemption of subordinated debt noted below.
Capital management
Our capital management policies, established by the Board, relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities. Each year a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuances, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. We maintain a process which determines plausible but stressed economic scenarios, and then apply these stresses to the vast majority of our exposures to determine the impact on the consolidated statement of operations, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.
     The following were the main capital initiatives undertaken in 2010:
Subordinated debt
     On April 30, 2010, we issued $1,100 million principal amount of 4.11% Debentures (subordinated indebtedness) due April 30, 2020. The Debentures qualify as Tier 2 regulatory capital.
     On September 9, 2010, we redeemed all $1,300 million of our 3.75% Debentures (subordinated indebtedness) due September 9, 2015. The Debentures were redeemed at 100% of the principal amount, plus accrued interest thereon.
     Subsequent to the year-end, on November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.

Management’s Discussion and Analysis
Preferred shares
On October 31, 2010, we redeemed the following non-cumulative Class A Preferred Shares:
•	8 million of Series 19 with a par value of $25 each for a redemption price of $25.45 each; and

•	16 million of Series 23 with a par value of $25 each for a redemption price of $25.00 each.
Common shares
During the year, we issued 1.9 million (2009: 1.0 million) new common shares for a total consideration of $88 million (2009: $41 million), pursuant to stock option plans.
     Under CIBC’s Shareholder Investment Plan (Plan), shareholders may elect to reinvest dividends received on common or preferred shares into additional common shares, and purchase additional common shares through optional cash contributions. Under the Plan, we may elect to have shares issued from Treasury or purchased in the open market. If the shares are issued from Treasury, we may offer a discount on reinvested dividends. In 2010, we issued shares from Treasury at a 3% discount from the average market price (as defined in the Plan) for reinvested dividends. During 2010, we issued 6.0 million (2009: 2.2 million) new common shares for a total consideration of $419 million (2009: $137 million), pursuant to the Plan.
     Effective February 2010, employee contributions to CIBC’s Canadian Employee Share Purchase Plan (ESPP) have been used to purchase common shares issued from Treasury. For additional details about the ESPP, see Note 21 to the consolidated financial statements. During 2010, we issued 0.8 million new common shares for a total consideration of $56 million, pursuant to the ESPP.
Dividends
During the year, we paid quarterly dividends of 87 cents per common share. Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Notes issued by CIBC Capital Trust, as explained in Notes 17 and 18 to the consolidated financial statements.
Economic capital
Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. The economic capital methodologies that we employ quantify the level of inherent risk within our products, clients and business lines, as required. This enables us to measure and compare risk-adjusted returns across products and business lines, and contributes to the analysis of where to direct the allocation of balance sheet resources.
     Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market.
Total economic capital by risk type
Total economic capital by segment

Management’s Discussion and Analysis
Risk-weighted assets
Under the Basel II AIRB approach, credit RWAs are calculated according to the mathematical formula utilizing probability of default (PD), loss given default (LGD), and exposure at default (EAD), and in some cases, maturity adjustments.
     Under the Basel II standardized approach, credit RWAs are calculated by applying the weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures. RWAs for market risk in the trading portfolio are statistically estimated based on models approved by OSFI. RWAs for operational risk related to losses from inadequate or failed processes, people, and systems are estimated under a model-based approach approved by OSFI.

	Risk-weighted amounts
$ millions, as at October 31	2010	2009

Credit risk
Standardized approach
Corporate	$4,729	$5,554
Sovereign	178	202
Banks	394	405
Real estate secured personal lending	1,653	1,716
Other retail	2,288	875

	9,242	8,752
AIRB approach
Corporate	31,236	34,388
Sovereign	1,595	1,670
Banks	3,902	3,552
Real estate secured personal lending	4,213	4,894
Qualifying revolving retail	14,281	14,801
Other retail	5,302	5,650
Equity(1)	695	896
Trading book	3,516	7,588
Securitizations	1,761	2,522
Adjustment for scaling factor	3,990	4,558

	70,491	80,519
Other credit risk-weighted assets	7,049	7,919

Total credit risk	86,782	97,190
Market risk (Internal Models Approach)	1,625	1,321
Operational risk (Advanced Measurement Approach)	18,256	18,787

Total risk-weighted assets	$106,663	$117,298

(1)	100% risk-weighted.
Outstanding share data

	Conversion for common shares
	Shares outstanding			CIBC’s	Shareholders’
As at November 26, 2010	No. of shares	$ millions		conversion date	conversion date

Common shares(1)	392,953,553	$6,817
Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300		not convertible	not convertible
Series 26	10,000,000	250		April 30, 2008	not convertible
Series 27	12,000,000	300		October 31, 2008	not convertible
Series 28	2,000	—	(2)	not convertible	not convertible
Series 29	13,232,342	331		May 1, 2010	not convertible
Series 30	16,000,000	400		not convertible	not convertible
Series 31	18,000,000	450		not convertible	not convertible
Series 32	12,000,000	300		not convertible	not convertible
Series 33	12,000,000	300		not convertible	not convertible
Series 35	13,000,000	325		not convertible	not convertible
Series 37	8,000,000	200		not convertible	not convertible

Total		$3,156

Stock options outstanding	5,484,153

(1)	Net of treasury shares.

(2)	Due to rounding.
As noted in the table above, Class A Preferred Shares Series 26, 27, and 29 provide CIBC with the right to convert the shares to common shares on or after a specified conversion date. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share.
     Non-cumulative Rate Reset Class A Preferred Shares, Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.

Management’s Discussion and Analysis
     Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.
     Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
Off-balance Sheet Arrangements
Off-balance sheet arrangements include securitizations, derivatives, credit-related arrangements, and guarantees. These off-balance sheet arrangements are either not recorded on the consolidated balance sheet or are recorded in amounts that differ from the full contract or notional amounts. They could have a current or future effect on our financial condition as they involve, among other risks, varying elements of market, credit, and liquidity risk, as discussed in the “Management of risk” section. Off-balance sheet arrangements are generally undertaken both as a revenue-generating business activity and for risk management, capital management, and/or funding management purposes.
Securitizations
Off-balance sheet arrangements may involve the use of VIEs. VIEs may be formed as corporations, partnerships, limited liability companies or trusts. They are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks.
     VIEs are often used for securitizing our own assets or third-party assets. In a securitization, an entity transfers assets to a VIE in exchange for cash. The VIE will fund these purchases by issuing ownership interests and debt securities to third-party investors.
     VIEs are also used to create investment products by aggregating pools of assets and issuing ABCP or longer-term multi-tiered debt instruments which may include super senior, senior, mezzanine, and equity tranches. Often these VIEs are referred to by reference to the types of assets that are aggregated within the VIE, such as RMBS which aggregate residential mortgage loans, or CLOs which aggregate corporate loans. In addition, VIEs can also aggregate debt securities issued by other VIEs, such as RMBS, in which case they are referred to as CDOs. In more complex structures, VIEs aggregate securities issued by other CDOs and then issue a further tranche of debt securities.
     VIEs are generally structured to be bankruptcy remote, thereby insulating investors from creditors of other entities, including the asset seller. Investors can benefit from and may have recourse to, the VIE assets, including a cash collateral account and over-collateralization in the form of excess assets, a liquidity facility or a guarantee or other forms of credit enhancements. Accordingly, the debt securities issued by the VIE may obtain a more favourable credit rating from rating agencies than the transferor could obtain for its own debt issuance, resulting in lower financing costs.
     We engage one or more of the four major rating agencies, Moody’s Investors Service (Moody’s), DBRS, Standard & Poor’s (S&P) and Fitch Ratings Limited (Fitch), to opine on the credit ratings of ABS issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies, we use the more conservative rating.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Securitizations are accounted for as asset sales only when we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Accounting standards require a determination to be made as to whether the VIE that purchases these assets should be consolidated into our financial statements. We record the transaction as a sale of assets when the aforementioned criteria are met and when we are not required to consolidate the VIE. When such asset sales occur, we may retain residual components of the securitized assets, such as interest-only strips, one or more senior or subordinated tranches of debt, and cash reserve accounts, all of which are considered retained interests in the securitized assets. We continue to service all securitized assets after transfer.
     The following table provides details on our securitized assets. Further details on our securitization transactions are provided in Note 6 to the consolidated financial statements.

$ millions, as at or for the year ended		Residential	Credit	Commercial
October 31		mortgages	cards	mortgages

2010	Outstanding securitized assets	$49,435	$3,797	$437
	Retained interests in securitized assets	1,105	467	—
	Liquidity facilities(1)	772	—	—
	Securitization revenue(2)	277	354	—

2009	Outstanding securitized assets	$49,038	$2,239	$549
	Retained interests in securitized assets	1,178	279	—
	Liquidity facilities(1)	443	—	—
	Securitization revenue(2)	210	308	—

(1)	Net of investments in our securitization vehicles.

(2)	Includes net gain on sale of securitized assets of $259 million (2009: $144 million).
Residential mortgage loans
We securitize insured fixed- and variable-rate residential mortgages through the creation of MBS under the Canada Mortgage Bond (CMB) program, sponsored by Canada Mortgage and Housing Corporation (CMHC), and the Government of Canada National Housing Act MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. During the year, we sold approximately $12.1 billion (2009: $20.3 billion) of MBS under these programs. We maintain the client account relationships and continue to service the securitized loans. We also enter into swap arrangements with CMHC to receive interest cash flows from the securitized MBS assets in return for paying interest on the bond issued by CMHC. In addition to interest on the MBS assets, the swap arrangement entitles us to any interest earned on CMHC’s principal reinvestment account resulting from principal repaid on those MBS assets.

Management’s Discussion and Analysis
     We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a qualifying special purpose entity (QSPE), which we are not required to consolidate. During the year, we sold $0.4 billion (2009: $0.5 billion) of these mortgages into the QSPE. We have retained interest in those mortgages through the retention of an excess spread and cash reserve accounts that are subordinate to the funding obligations to investors of the ABS. We are also counterparty to interest rate swap agreements and provide a liquidity facility to the QSPE.
Credit card receivables
Prior to September 1, 2010, credit card receivables were securitized through our Cards II Trust, which was established to purchase a proportionate share of designated portfolios, with the proceeds of securities issued by the trust. Effective September 1, 2010, we also securitize credit card receivables associated with explicitly identified individual accounts through Broadway Trust as a result of the MasterCard portfolio acquisition (see Note 3 to the consolidated financial statements for additional details). We are one of several underwriters that distribute securities issued by the trusts. We continue to maintain the credit card client account relationships and provide servicing for receivables sold to the trusts. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trusts each period to replenish receivable amounts as clients repay their balances. The trusts meet the criteria for a QSPE pursuant to the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 12, “Transfers of Receivables”, and, accordingly, we do not consolidate either of the trusts.
     We retain some risk of loss with respect to the receivables held by the trusts to the extent of our retained interest. Our interests in the excess spread from the trusts are subordinate to the trusts’ obligation to the holders of their ABS. The excess spread represents our participation in the residual income after all the interests and administrative expenses have been paid. As a result, excess spread absorbs losses with respect to credit card receivables before payments to the note-holders are affected. Subordinated notes, which we may retain, also absorb losses before payments to senior note-holders are affected.
Commercial mortgage loans
We securitize certain commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. As at October 31, 2010, we held ownership certificates of $5 million (2009: $26 million). We continue to service the mortgages.
Securitization of third-party assets
CIBC sponsored conduits
We sponsor several multi- and single-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. These conduits provide our clients with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may obtain credit enhancements from third-party providers.
     We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored ABCP programs in Macro Trust, Safe Trust, Smart Trust, and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.
     We are required to maintain certain short- and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by the conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.
     We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     Revenue from the above activities amounted to approximately $12 million (2009: approximately $11 million).
CIBC structured CDO vehicles
As discussed in the “Run-off businesses and other selected activities” section, we curtailed our business activity in structuring CDO vehicles. We have a focused team with the mandate to manage and reduce the residual exposures from legacy activities. These exposures mainly arose through our previous involvement in acting as structuring and placement agent for CDOs. We lent to, or invested in, the debt or equity tranches of these vehicles, and acted as a counterparty to derivative contracts. In some transactions structured on behalf of clients, we first purchased the assets at their request with the original intention to sell them into CDOs.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles. Our activities were mainly intermediation, correlation and flow trading which earned us a spread on matching positions. These activities are now being managed by the focused team discussed above. The table below excludes our investments (fair value – 2010: $188 million; 2009: $69 million) in, and written credit derivatives (2010: notional $0.9 billion, negative fair value $0.7 billion; 2009: notional $1.9 billion, negative fair value $1.7 billion) on, the notes of consolidated CDOs.
Third-party structured vehicles — continuing
We have investments in third-party structured vehicles through our treasury and trading activities.

Management’s Discussion and Analysis
Our exposures to non-consolidated entities involved in the securitization of third-party assets (both CIBC sponsored/structured and third-party structured) are summarized in the table below. Investments and loans are stated at carrying value. Undrawn liquidity and credit facilities and written credit derivatives are stated at notional amounts.

$ millions, as at October 31				2010				2009
		Undrawn		Written		Undrawn		Written
		liquidity		credit		liquidity		credit
	Investment	and credit		derivatives	Investment	and credit		derivatives
	and loans(1)	facilities		(notional)(2)	and loans(1)	facilities		(notional)(2)

CIBC sponsored conduits	$182	$2,182	(3)	$—	$556	$3,108	(3)	$—
CIBC structured CDO vehicles	448	50		389	737	66		652
Third-party structured vehicles — run-off	7,696	585		5,128	6,676	650		11,110
Third-party structured vehicles — continuing	1,778	—		—	1,695	—		—

(1)	Excludes securities issued by, retained interest in, and derivatives with, entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Sallie Mae. Exposure related to CIBC structured CDO and third-party structured vehicles hedged by credit derivatives amounted to $6.4 billion (2009: $6.1 billion).

(2)	Comprises credit derivatives written options and total return swaps under which we assume exposures. The negative fair value recorded on the consolidated balance sheet was $1.1 billion (2009: $4.1 billion). Notional amounts of $4.7 billion (2009: $10.7 billion) were hedged with credit derivatives protection from third parties, the fair value of these hedges net of CVA was $0.5 billion (2009: $0.6 billion). Accumulated fair value losses amount to $0.5 billion (2009: $0.5 billion) on unhedged written credit derivatives.

(3)	Net of $182 million (2009: $556 million) of investments and loans in CIBC sponsored conduits.
Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. Since 2008, we have ceased activities in the following areas:
•	Credit derivative contracts with clients to enable them to create synthetic exposures to meet their needs.

•	Intermediation trades that assume credit risks of clients through credit derivatives, and in turn offset these risks by entering into credit derivative contracts with third-party financial institutions.
All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 2 and 14 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
Credit-related arrangements
We enter into various commitments to meet the financing needs of clients, which are summarized in the table below. For a detailed description of these arrangements, see Note 25 to the consolidated financial statements.

	Contract amounts expiration per period
	Less than	1 – 3	3 – 5	Over	2010	2009
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Securities lending(1)(2)	$57,325	$—	$—	$—	$57,325	$43,907
Unutilized credit commitments(3)	23,998	17,610	2,401	521	44,530	39,747
Backstop liquidity facilities	4,403	—	—	—	4,403	4,869
Standby and performance letters of credit	4,656	767	146	152	5,721	5,123
ALM credit derivatives written options	—	—	—	—	—	27
Documentary and commercial letters of credit	290	—	—	—	290	234
Other	381	—	—	—	381	371

	$91,053	$18,377	$2,547	$673	$112,650	$94,278

(1)	Includes the full contract amount of custodial client securities totalling $45.0 billion (2009: $33.3 billion) lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

(2)	Securities lending of $4.3 billion (2009: $5.3 billion) for cash is excluded from the table above as it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $34.9 billion (2009: $30.7 billion), of which $14.3 billion (2009: $18.7 billion) will expire in one year or less, and excludes personal lines of credit, home equity lines of credit, and credit card lines.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. For a detailed description of our guarantees, maximum potential future payments, and the liability recorded on the consolidated balance sheet, see Note 25 to the consolidated financial statements.

Management’s Discussion and Analysis
Management of Risk
We have provided, in the MD&A, certain disclosures required under the CICA handbook section 3862, “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments, as permitted by that handbook section. These disclosures are included in the sections “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory risk”. These disclosures have been shaded and form an integral part of the consolidated financial statements.
Risk Overview
Most of CIBC’s business activities involve, to a varying degree, a variety of risks, including credit, market, liquidity, and operational risks.
     Our objective is to balance the level of risk with our business objectives for growth and profitability, in order to achieve consistent and sustainable performance over the long term, while remaining within our risk appetite.
     Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture, and is supported by limits, policies, procedures and other controls.
     Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite.
     Our risk management framework includes:
•	Risk policies, procedures and limits to align activities with risk appetite;

•	Regular risk reports to identify and communicate risk levels;

•	An independent control framework to identify and test compliance with key controls;

•	Stress testing to consider potential impacts of changes in the business environment on capital, liquidity and earnings; and

•	Oversight through our risk-focused committees and governance structures.
We continuously monitor our risk profile against our defined risk appetite and related limits, taking actions as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.
     Regular and transparent risk reporting and discussion at senior management committees facilitate communication of risks and risk strategies across the organization, with oversight provided by the Board of Directors.
Risk governance
Our risk governance and management structure is illustrated below:
Risk governance and management structure

Management’s Discussion and Analysis
Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Risk Management and Audit committees, described below.
Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for approving CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.
Audit Committee: The Audit Committee reviews the overall adequacy and the effectiveness of internal controls and the control environment, including controls over the risk management process.
Senior Executive Team (SET): The SET, led by the CEO, and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The SET is supported by the following committees:
•	Asset Liability Committee (ALCO): This committee, which is comprised of the SET, senior Business and Risk Management executives, reviews CIBC’s key risks and implications for balance sheet and liquidity management.

•	Capital and Risk Committee (CRC): This committee, which is comprised of the SET, senior leaders from the lines of business, Risk Management and other infrastructure groups, provides a forum for the strategic assessment of risks and risk-mitigation strategies. Key activities include reviewing, evaluating and recommending CIBC’s risk-appetite statement and risk strategies; reviewing and evaluating business strategies in the context of our risk-appetite; and identifying, reviewing and advising on current and emerging risk issues and associated mitigation plans.

•	Governance and Control Committee (GCC): This committee acts as the senior point of management review with respect to the design and effectiveness of CIBC’s governance and internal control structure, within the parameters and strategic objectives established by the CEO and direction provided by the Board.

•	Reputation and Legal Risks (RLR) Committee: This committee reviews transactions for potential material reputation and/or legal impacts and provides oversight of our policies and procedures relative to the management of reputation and legal risks.
Risk management
The Risk Management group is responsible for setting risk strategy and for providing independent oversight of risk measurement, monitoring and control. Our Risk Management group works in partnership with our businesses to identify, assess, mitigate and monitor the risks associated with business activities and strategies.
     The Risk Management group performs several important activities including the following:
•	Developing CIBC’s risk appetite;

•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;

•	Establishing and communicating policies, procedures and limits to control risks in alignment with risk strategy;

•	Measuring, monitoring and reporting on risk levels;

•	Identifying and assessing emerging and potential strategic risks; and

•	Deciding on transactions that fall outside of risk limits delegated to underlying business lines.
The five key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•	Capital Markets Risk Management — This unit provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), trading credit risk and trading operational risk across CIBC’s portfolios.

•	Card Products Risk Management — This unit oversees the management of credit risk in the card products portfolio, including the optimization of lending profitability.

•	Retail Lending and Wealth Risk Management — This unit primarily oversees the management of credit and fraud risk in the retail lines of credit and loans, residential mortgage, and small business loan portfolios, including the optimization of lending profitability. This unit is also responsible for overall risk management oversight of wealth management activities.
•	Wholesale Credit and Investment Risk Management — This unit is responsible for the adjudication and oversight of credit risks associated with our commercial and wholesale lending activities globally, management of the risks of our investment portfolios, as well as management of the special loans portfolios.

•	Risk Services — This unit is responsible for regulatory and economic capital analysis and reporting, operational risk management, and enterprise-wide risk and stress analysis and reporting. Risk Services is also responsible for policies associated with credit and operational risks, including reputation and legal risks.
Liquidity and funding risks are managed by Treasury. The measurement, monitoring and control of liquidity and funding risk is addressed in collaboration with Risk Management, with oversight provided by the ALCO.
Risk identification and measurement
Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:
•	Ongoing monitoring of trading and non-trading portfolios;

•	Regular assessment of risks associated with lending and trading credit exposures;

•	Assessment of risks in new business activities and processes;

•	Assessment of risks in restructurings and re-organizations;

•	Assessment of risks in complex and unusual business transactions; and

•	Regular monitoring of the overall risk profile considering market developments and trends and external and internal events.
We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continue to be appropriate and outputs are valid.
     Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Management’s Discussion and Analysis
Expected loss
     Expected loss represents the loss that is statistically expected to occur in the normal course of business in a given period of time.
     In respect of credit risk, the parameters used to measure expected loss are PD, LGD, and EAD. These parameters are updated regularly and are based on our historical experience and benchmarking of credit exposures.
     For trading market risks, VaR is the statistical technique used to measure risk. VaR is the estimate of the maximum loss in market value that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices, within a given level of confidence.
     For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.
Unexpected loss and economic capital
Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis. Refer to the “Financial condition” section for additional details.
     We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile.
Risk controls
Our risk management framework includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed.
     Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.
     The Board, primarily through the RMC, approves certain risk limits and delegates specific transactional approval authorities to the CEO. The RMC must approve transactions that exceed delegated authorities. Onward delegation of authority by the CEO to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels.
     In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner.
     Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits are reviewed annually by the RMC, and the delegation of authority to the CEO is reviewed and approved annually by the Board.
Credit Risk
Credit risk primarily arises from our direct lending activities, and from our trading, investment, and hedging activities. Credit risk is defined as the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
     To control credit risk in alignment with CIBC’s risk appetite, CIBC has implemented policies and standards as well as limits to control credit concentrations. Key policies and limits are subject to annual review and approval by the RMC.
     Senior management reports to the RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Impaired loan balances, allowances, and credit losses are reviewed by the RMC and the Audit Committee quarterly.
     The Risk Management group provides enterprise-wide adjudication and oversight of the management of credit risk in our credit portfolios. Adjudication and portfolio management decisions are based on our risk appetite, as reflected in our policies, standards and limits. Credit approval authorities are controlled to ensure decisions are made by qualified and experienced personnel.
Process and control
The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a sub-committee of the CRC, or to the RMC for approval.
     After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of assigned high risk loans to maximize recoveries.
Credit concentration limits
Credit concentration limits are established for business and government loans to control against adverse concentrations within portfolios. These include limits for individual borrowers, groups of related borrowers, industry sectors, country and geographic regions, and products or portfolios. Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations.

Management’s Discussion and Analysis
Credit risk mitigation
We may mitigate credit risk by obtaining a pledge of collateral in support of loans. Our credit risk management policies include requirements relating to collateral including requirements to verify the collateral and its value and to ensure we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iii) mortgages over residential properties for retail lending. We have policies in place to monitor the existence of undesirable concentrations in the collateral supporting our mortgage exposure.
     We also obtain third-party guarantees and insurance to reduce the risk in our lending portfolios, the most material of which relate to our residential mortgage portfolio that is insured by CMHC or other investment grade counterparties.
     We use credit derivatives to reduce industry sector concentrations and single-name exposures, or as part of portfolio diversification techniques.
     We limit the credit risk of over-the-counter (OTC) derivatives through the use of multi-product derivative master netting agreements and collateral.
Exposure to credit risk
The following table presents the exposure to credit risk, which is measured as EAD for on- and off-balance sheet financial instruments. EAD represents the estimate of the amount which will be drawn at the time of default.
     Total exposure increased by $13.6 billion in 2010, primarily due to increases in our corporate portfolio, as well as our real estate secured personal lending portfolio. Overall repo-style transaction exposure is down from October 31, 2009, though exposure levels can fluctuate significantly, due to the very short-term nature of the activity. The increase in other off-balance sheet exposure is largely due to increases in indemnities related to our securities lending exposure.
     As a result of our holdings of subordinated enhancement notes issued by Cards II Trust, commencing in the fourth quarter of 2009, we are required to hold regulatory capital for the underlying securitized credit card receivables as if they had remained on our balance sheet. We apply the same capital treatment to the securitized credit card receivables relating to Broadway Trust; these assets resulted from our acquisition of the MasterCard portfolio (see the “Significant events” section for additional details) on September 1, 2010.

Management’s Discussion and Analysis

$ millions, as at October 31
	AIRB		Standardized	2010	AIRB		Standardized	2009
	approach		approach	Total	approach		approach	Total

Business and government portfolios
Corporate
Drawn	$31,522		$4,495	$36,017	$32,035		$5,286	$37,321
Undrawn commitments	21,853		167	22,020	17,341		211	17,552
Repo-style transactions	28,614		—	28,614	22,207		—	22,207
Other off-balance sheet	4,765		188	4,953	3,755		216	3,971
OTC derivatives	5,316		29	5,345	7,594		47	7,641

	92,070		4,879	96,949	82,932		5,760	88,692

Sovereign
Drawn	45,055		2,518	47,573	55,398		2,078	57,476
Undrawn commitments	4,513		—	4,513	4,216		—	4,216
Repo-style transactions	1,056		—	1,056	1,815		—	1,815
Other off-balance sheet	184		—	184	150		—	150
OTC derivatives	1,778		—	1,778	1,314		—	1,314

	52,586		2,518	55,104	62,893		2,078	64,971

Banks
Drawn	15,613		1,723	17,336	15,016		1,483	16,499
Undrawn commitments	890		—	890	811		—	811
Repo-style transactions	51,395		219	51,614	59,783		148	59,931
Other off-balance sheet	42,082		—	42,082	30,936		—	30,936
OTC derivatives	7,486		5	7,491	6,349		13	6,362

	117,466		1,947	119,413	112,895		1,644	114,539

Total business and government portfolios	262,122		9,344	271,466	258,720		9,482	268,202
Less: repo collateral	(76,273)		—	(76,273)	(77,291)		—	(77,291)

Total business and government portfolios (net)	185,849		9,344	195,193	181,429		9,482	190,911

Retail portfolios
Real estate secured personal lending
Drawn	108,818		2,216	111,034	100,939		2,307	103,246
Undrawn commitments	25,983		—	25,983	24,728		—	24,728

	134,801		2,216	137,017	125,667		2,307	127,974

Qualifying revolving retail
Drawn	20,743		—	20,743	20,940		—	20,940
Undrawn commitments	40,095		—	40,095	40,351		—	40,351
Other off-balance sheet	381		—	381	370		—	370

	61,219		—	61,219	61,661		—	61,661

Other retail
Drawn	8,001		2,991	10,992	8,149		1,106	9,255
Undrawn commitments	2,110		20	2,130	2,244		21	2,265
Other off-balance sheet	18		—	18	42		—	42

	10,129		3,011	13,140	10,435		1,127	11,562

Total retail portfolios	206,149		5,227	211,376	197,763		3,434	201,197

Securitization exposures	17,592	(1)	—	17,592	17,446	(1)	—	17,446

Gross credit exposure	$485,863		$14,571	$500,434	$473,929		$12,916	$486,845

(1)	Under the internal ratings based (IRB) approach.
The portfolios are categorized based upon how we manage the business and the associated risks. Amounts provided are after CVA related to financial guarantors, and before allowance for credit losses and risk mitigation. Non-trading equity exposures are not included in the table above as they have been deemed immaterial under the OSFI guidelines, and hence, are subject to 100% risk-weighting.

Management’s Discussion and Analysis
Exposures subject to advanced internal rating based (AIRB) approach
Business and government portfolios (excluding scored small business) — risk-rating method
This section describes the portfolio rating categories. The portfolio is comprised of exposures to corporate, sovereign, and bank obligors. These exposures are individually assessed and assigned an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating that reflects the security applicable to the exposure.
     The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed. While our obligor rating is arrived at independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.
     A mapping between our internal ratings and the ratings used by external ratings agencies is shown in the table below.

	CIBC	S&P	Moody’s
Grade	rating	equivalent	equivalent

Investment grade	00-47	AAA to BBB-	Aaa to Baa3

Non-investment grade	51-67	BB+ to B-	Ba1 to B3

Watchlist	70-80	CCC+ to CC	Caa1 to Ca

Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of economic capital.
     We assess risk exposure using the following three dimensions. Parameter estimates for each of these dimensions are long-term averages with adjustments for the impact of any potential change in the credit cycle.
•	PD – the probability that the obligor will default within the next 12 months.

•	EAD – the estimate of the amount which will be drawn at the time of default.

•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.
The effectiveness of the risk rating systems and the parameters associated with the risk ratings are monitored within Risk Management and are subject to an annual review. The models used in the estimation of the risk parameters are also subject to independent validation by the Risk Management validation group, which is independent of both the origination business and the model development process.
     A simplified risk-rating process (slotting approach) is used for uninsured Canadian commercial mortgages, which comprise non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. Additionally, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures in the table below.

Management’s Discussion and Analysis
Credit quality of the risk-rated portfolios
The following table provides the credit quality of the risk-rated portfolios. Amounts provided are before allowance for credit losses, and after credit risk mitigation, CVA related to financial guarantors, and collateral on repurchase agreement activities.

$ millions, as at October 31
		EAD
	Grade	Corporate	Sovereign	Banks	Total

2010	Investment grade	$33,217	$51,036	$67,501	$151,754
	Non-investment grade	22,761	517	2,347	25,625
	Watchlist	603	1	3	607
	Default	1,061	1	—	1,062

		$57,642	$51,555	$69,851	$179,048

	Strong				$6,612
	Good				111
	Satisfactory				57
	Weak				13
	Default				8

	Total slotted exposure				$6,801

	Total business and government portfolios				$185,849

2009	Investment grade	$31,516	$60,966	$55,554	$148,036
	Non-investment grade	21,777	362	2,112	24,251
	Watchlist	1,865	3	4	1,872
	Default	1,041	2	—	1,043

		$56,199	$61,333	$57,670	$175,202

	Strong				$5,999
	Good				159
	Satisfactory				52
	Weak				9
	Default				8

	Total slotted exposure				$6,227

	Total business and government portfolios				$181,429

The decrease in watchlist exposures was largely attributable to reductions in our structured credit portfolio. Default exposures were up marginally from October 31, 2009, with the majority of the exposure in the European leveraged finance run-off portfolio, as well as the U.S. real estate finance portfolio.
Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans). These portfolios are managed as pools of homogenous risk exposures, using external credit bureau scores and/or other behavioural assessment to group exposures according to similar credit risk profiles. These pools are assessed through statistical techniques, such as credit scoring and computer-based models. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.
     The following table maps the PD bands to various risk levels:

Risk level	PD bands

Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100.00%

Management’s Discussion and Analysis
Credit quality of the retail portfolios
The following table presents the credit quality of the retail portfolios. Amounts provided are before allowance for credit losses and after credit risk mitigation. Retail portfolios include $3.5 billion (2009: $3.7 billion) of small business scored exposures.

$ millions, as at October 31
		EAD
		Real estate
		secured	Qualifying
		personal	revolving	Other
Risk level		lending	retail	retail	Total

2010	Exceptionally low	$115,235	$32,252	$825	$148,312
	Very low	10,991	9,230	2,244	22,465
	Low	7,705	12,556	4,885	25,146
	Medium	593	5,484	2,045	8,122
	High	112	1,523	61	1,696
	Default	165	174	69	408

		$134,801	$61,219	$10,129	$206,149

2009	Exceptionally low	$98,402	$31,569	$2,423	$132,394
	Very low	12,058	9,650	2,399	24,107
	Low	14,438	13,080	4,197	31,715
	Medium	205	5,556	1,289	7,050
	High	402	1,622	44	2,068
	Default	162	184	83	429

		$125,667	$61,661	$10,435	$197,763

Retail portfolios include $59.5 billion (2009: $59.1 billion) of insured residential mortgages, and government guaranteed student loans and small business loans.
Exposures subject to the standardized approach
Exposures within FirstCaribbean, obligations of certain exposures of individuals for non-business purposes, and certain exposures in the CIBC Mellon joint ventures have been deemed immaterial, and are subject to the standardized approach. In addition, credit card receivables, which resulted from our acquisition of the MasterCard portfolio on September 1, 2010 (see the “Significant events” section for additional details) are subject to the standardized approach. A detailed breakdown of our standardized exposures before allowance for credit losses by risk-weight category is provided below.

$ millions, as at October 31
	Risk-weight category					2010	2009
	0%	20%	50%	75%	100%	Total	Total

Corporate	$—	$—	$40	$—	$4,839	$4,879	$5,760
Sovereign	2,241	81	69	—	127	2,518	2,077
Bank	—	1,808	125	—	14	1,947	1,645
Real estate secured personal lending	—	—	—	2,215	1	2,216	2,307
Other retail	—	—	—	2,801	210	3,011	1,127

	$2,241	$1,889	$234	$5,016	$5,191	$14,571	$12,916

Securitization exposures
The following table provides details on our securitization exposures by credit ratings under the IRB approach. Accumulated gain of $58 million (2009: $59 million) is not included in the table below as it is deducted from Tier 1 capital.

$ millions, as at October 31	2010	2009
	EAD(1)

S&P rating equivalent
AAA to BBB-	$16,255	$16,367
BB+ to BB-	9	116
Below BB-	484	120
Unrated	308	565

	$17,056	$17,168

(1)	EAD under IRB approach is net of financial collateral of $478 million (2009: $219 million).
Counterparty credit exposures
We have counterparty credit exposure that arises from our interest rate, foreign exchange, equity, commodity, and credit derivatives trading, hedging, and portfolio management activities, as explained in Note 14 to the consolidated financial statements. The PD of our counterparties is measured in the same manner as our direct lending activity.
     We are exposed to wrong-way risk when the exposure to a particular counterparty is adversely correlated with the credit quality of that counterparty. When we are exposed to wrong-way risk with a derivative counterparty, our procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

Management’s Discussion and Analysis
     We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the expected loss/exposure in the event of default, and other factors such as risk mitigants.
     Rating profile of derivative MTM receivables

$ billions, as at October 31	2010		2009
	Exposure(1)

S&P rating equivalent
AAA to BBB-	$6.45	86.7%	$6.12	75.5%
BB+ to B-	0.82	11.0	1.42	17.5
CCC+ to CCC-	0.01	0.1	0.42	5.1
Below CCC-	0.02	0.3	0.08	1.0
Unrated	0.14	1.9	0.07	0.9

	$7.44	100.0%	$8.11	100.0%

(1)	MTM value of the derivative contracts is after CVA and derivative master netting agreements, and before any collateral.
Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographical areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.
Geographic distribution
The following table provides a geographic distribution of our business and government exposures under the AIRB approach. The classification of geography is based upon the country of ultimate risk. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $76.3 billion (2009: $77.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31					2010	2009

	Canada	U.S.	Europe	Other	Total	Total

Drawn	$72,141	$10,967	$6,012	$3,070	$92,190	$102,449
Undrawn commitments	22,652	2,749	458	1,397	27,256	22,368
Repo-style transactions	1,763	2,347	466	216	4,792	6,514
Other off-balance sheet	35,956	4,737	5,730	608	47,031	34,841
OTC derivatives	6,350	3,058	4,635	537	14,580	15,257

	$138,862	$23,858	$17,301	$5,828	$185,849	$181,429

For retail portfolios, substantially all of the exposures under the AIRB approach are based in Canada.
Business and government exposures by industry groups
The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach. Amounts are before allowance for credit losses and risk mitigation, and after CVA related to financial guarantors and $76.3 billion (2009: $77.3 billion) of collateral held for our repurchase agreement activities.

$ millions, as at October 31							2010	2009

		Undrawn	Repo-style	Other off-	OTC
	Drawn	commitment	transactions	balance sheet	derivatives		Total	Total

Commercial mortgages	$6,638	$163	$—	$—	$—		$6,801	$6,228
Financial institutions	24,210	2,927	4,711	43,741	11,453	(1)	87,042	71,314	(1)
Retail	2,390	1,917	—	263	42		4,612	3,903
Business services	3,506	1,274	29	331	100		5,240	5,065
Manufacturing – capital goods	1,056	1,066	—	101	42		2,265	2,062
Manufacturing – consumer goods	1,288	820	—	45	35		2,188	1,960
Real estate and construction	5,717	2,690	—	618	71		9,096	8,183
Agriculture	2,968	999	—	31	23		4,021	3,486
Oil and gas	2,791	4,742	—	352	419		8,304	8,128
Mining	264	1,955	—	284	63		2,566	1,795
Forest products	353	344	9	102	42		850	761
Hardware and software	496	349	1	31	4		881	888
Telecommunications and cable	418	982	—	185	172		1,757	1,711
Broadcasting, publishing, and printing	424	487	—	73	12		996	990
Transportation	1,114	723	—	422	44		2,303	2,390
Utilities	875	1,901	—	332	404		3,512	3,185
Education, health, and social services	1,211	874	17	66	80		2,248	2,135
Governments	36,471	3,043	25	54	1,574		41,167	57,245

	$92,190	$27,256	$4,792	$47,031	$14,580		$185,849	$181,429

(1)	Includes $1.2 billion (2009: $2.8 billion) of EAD with financial guarantors hedging our derivative contracts. The fair value of these derivative contracts net of CVA was $732 million (2009: $1.5 billion).

Management’s Discussion and Analysis
As at October 31, 2010, the notional amount of credit protection purchased against our business and government loans was $1.2 billion (2009: $2.5 billion). The decrease during the year was due to unwinding of a number of hedge positions. The largest sector concentrations hedged through these programs were oil and gas of $767 million (2009: $1.2 billion) and financial intermediaries of $332 million (2009: $776 million). All counterparties from whom we have purchased credit protection for the loan portfolio are financial institutions with investment grade ratings from major rating agencies.
Total loans and acceptances
As at October 31, 2010, total loans and acceptances after allowance for credit losses were $184.6 billion (2009: $175.6 billion). Consumer loans (comprising residential mortgages, credit cards and personal loans, including student loans) constitute 75% (2009: 74%) of the portfolio, and business and government loans (including acceptances) constitute the remaining.
     Consumer loans increased $8.3 billion or 6% from the prior year, resulting mainly from volume growth in residential mortgages and the acquisition of the MasterCard portfolio (which closed in September 2010). Residential mortgages increased by $7.4 billion or 9% and constitute 67% (2009: 66%) of the total consumer loan portfolio and exhibit very low levels of credit risk. The acquisition of the MasterCard portfolio accounted for $0.8 billion of the increase in credit cards.
     Business and government loans (including acceptances) were up slightly by $0.7 billion or 1% from the prior year.
Impaired loans, allowance and provision for credit losses

	Business			Business
	and			and
	government	Consumer	2010	government	Consumer	2009
$ millions, as at or for the year ended October 31	loans	loans	Total	loans	loans	Total

Gross impaired loans
Balance at beginning of year	$1,184	$727	$1,911	$399	$584	$983
New additions	626	1,636	2,262	1,142	1,646	2,788
Returned to performing status, repaid or sold	(404)	(515)	(919)	(201)	(436)	(637)

Gross impaired loans prior to write-offs	1,406	1,848	3,254	1,340	1,794	3,134
Write-offs	(326)	(1,092)	(1,418)	(156)	(1,067)	(1,223)

Balance at end of year	$1,080	$756	$1,836	$1,184	$727	$1,911

Specific allowance(1)
Balance at beginning of year	$442	$293	$735	$200	$243	$443
Write-offs	(326)	(1,092)	(1,418)	(156)	(1,067)	(1,223)
Provisions	258	943	1,201	392	1,020	1,412
Recoveries	12	111	123	28	93	121
Others	(9)	(1)	(10)	(22)	4	(18)

Balance at end of year	$377	$254	$631	$442	$293	$735

Net impaired loans
Balance at beginning of year	$742	$434	$1,176	$199	$341	$540
Net change in gross impaired	(104)	29	(75)	785	143	928
Net change in allowance	65	39	104	(242)	(50)	(292)

Balance at end of year	$703	$502	$1,205	$742	$434	$1,176

Gross impaired loans less specific allowance as a percentage of related assets(2)			0.54%			0.56%

(1)	Excludes allowance on letters of credit (2010: nil; 2009: $1 million).

(2)	The related assets include loans, securities borrowed or purchased under resale agreements, and acceptances.
Impaired loans
During the year, $2.3 billion of loans were newly classified as impaired, down $0.5 billion from 2009. The decrease was driven by a decrease of $516 million in business and government loans and $10 million in consumer loans.
     Reductions in gross impaired loans (GIL) through remediation, repayment or sale were $919 million, up $282 million from 2009. The increase comprised $79 million in consumer loans and $203 million in business and government loans. For the year, write-offs totalled $1.4 billion, up $195 million from the prior year. Consumer loan write-offs increased by $25 million, while business and government loan write-offs increased by $170 million.
     Canadian consumer GIL trended higher beginning in 2007 due to both historical growth of the portfolio and economic deterioration but showed some signs of improvement in 2010. The majority of impaired residential mortgages in 2010 were in the Canadian insured portfolio where losses are expected to be minimal. The decrease in the business and government portfolio in 2010 was attributable to an improvement in credit quality of the Canadian and U.S. portfolios and increased write-offs, partially offset by deterioration in FirstCaribbean.
     Additional details on the geographic distribution and industry classification of impaired loans are provided in the “Supplementary annual financial information” section.

Management’s Discussion and Analysis
Allowance for credit losses
The total allowance for credit losses consists of specific and general allowance components carried on the consolidated balance sheet.
     The allowance for credit losses is the means by which we reduce the book value of our loan portfolio to the value of future cash flows that we expect to receive from those loans, discounted at the effective interest rate of the loan. Our loss estimate on impaired loans, and therefore, the level of specific allowance for such loans is a function of the security and collateral held against each of the impaired loans in the portfolio. The nature of the security and collateral varies by loan, and may include cash, guarantees, real property, inventory, accounts receivable, or other assets. Larger loans are assessed individually, while smaller retail loans may be assessed on a pooled basis, using historical loss data. The general allowance provides for credit losses that are expected to have already occurred in the current portfolio, but that have not yet been specifically identified or provided for through the specific allowance.
     For a discussion on the methodologies used in establishing our allowance for credit losses, see the “Critical accounting policies and estimates” section. A breakdown of the allowance by geographic region and industry classification is provided in the “Supplementary annual financial information” section.
     The total allowance for credit losses was $1,784 million, down $259 million or 13% from 2009.
     Specific allowance for credit losses, excluding the allowance for letters of credit, was $631 million, down $104 million or 14% from 2009. The decrease was in both consumer and business and government loans. The specific allowance for consumer loans decreased by $39 million or 13%, mainly due to improvements in personal lending. The specific allowance for business and government loans decreased by $65 million or 15%, related to financial institutions, and the publishing, printing and broadcasting sector. The specific allowance was down in 2010 as a result of the improving economic conditions.
     Consumer GIL increased to $756 million from $727 million a year ago. The increase was mainly attributable to residential mortgages driven by volume growth, partially offset by an improvement in personal lending. Despite the increase in residential mortgages, no material increases in allowance and losses are expected in this portfolio due to protection provided by mortgage insurance. Personal lending GIL decreased from a year ago, consistent with the downward movement in specific allowances for this portfolio, as a result of economic improvements in Canada.
     The specific allowance for business and government loans decreased to $377 million from $442 million a year ago as the Canadian economy continued to recover and the U.S. economy began to improve. Business and government GIL decreased from $1,184 million to $1,080 million. The decrease was primarily in the U.S. and Canada. Business and government GIL decreased $211 million in the U.S. where specific allowances decreased $45 million (or approximately 21% of the decrease in GIL). In Canada, GIL decreased $41 million while the specific allowance decreased $14 million (or approximately 34% of the decrease in GIL). The decrease in GIL in Canada and the U.S. was partially offset by an increase of $148 million in the other regions, while allowances in the other regions decreased by $6 million. The increase in GIL in the other regions was attributable to our FirstCaribbean subsidiary, partially offset by a decrease in GIL in Europe. The allowance coverage in FirstCaribbean is generally lower than other regions, reflecting lower expected losses from the portfolio, given the higher level of security in place in the region.
     Additional information on specific allowance for credit losses as a percentage of GIL is provided in the “Supplementary annual financial information” section.
     The general allowance was $1,153 million, down $154 million from 2009. The decrease in consumer loans was $59 million or 7%, mainly driven by an improvement in the credit quality of our Visa card portfolio, partially offset by the general allowance established for the recently acquired MasterCard portfolio.
     The decrease in business and government loans was $77 million or 20%, driven by a decrease in the Canadian portfolio of $37 million resulting mainly from a refinement in how we calculate our general allowance for small business, other countries (mainly Europe and the Caribbean) portfolio of $31 million, and the U.S. portfolio of $9 million. Additional information on the general allowance as a percentage of total net loans is provided in the “Supplementary annual financial information” section.
     The general allowance related to undrawn credit facilities was down $18 million, primarily attributed to an improvement in the credit risk profile due to improving economic conditions.
     Management believes the total allowance for credit losses as at October 31, 2010 was appropriate in light of the composition of the credit portfolio. Future additions to, or reductions of, the allowance will be influenced by the continuing evaluation of risks in the loan portfolio as well as changing economic conditions.
Settlement risk
Settlement risk is the risk that one party fails to deliver at the time of settlement on the terms of a contract between two parties. This risk can arise in general trading activities and from payment and settlement system participation.
     Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. We participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems.
     Transactions settled outside of payment and settlement systems require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties.

Management’s Discussion and Analysis
     Market Risk
Market risk arises from positions in currencies, securities and derivatives held in our trading portfolios, and from our retail banking business, investment portfolios and other non-trading activities. Market risk is defined as the potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
     Market risk is managed through an integrated internal control framework. Each business has a dedicated market risk manager, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage.
     We have comprehensive policies for market risk management related to identification and measurement of the various types of market risk, the eligibility of certain of those risks for inclusion in the trading and non-trading books, and to the establishment of limits within which we manage our overall exposures.
     Our policies also outline requirements for valuation model construction, and align with accounting policies with respect to MTM and model valuation methodologies, the independent checking of the valuation of positions, and the establishment of valuation adjustments.
     In June 2010, the BCBS announced the delay of the implementation of revisions to the Basel II market risk framework until December 2011. We are working on a series of enhancements to our VaR models in order to meet the new regulatory requirements and ensure more complete risk capture, which will increase our VaR measure. We expect implementation of these enhancements to begin in fiscal 2011 with the inclusion of additional risk factors (which will lead to higher VaR results in the first quarter of 2011), and be completed within the revised timeline for revisions to the Basel II market risk framework in the first quarter of 2012.
Process and control
Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed weekly with the SET, and quarterly with the RMC.
     We have risk tolerance levels, expressed in terms of both statistically based VaR measures and potential worst-case stress losses. We use a three-tiered approach to set market risk and stress limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:
•	Tier 1 limits are our overall market risk and worst-case scenario limits;

•	Tier 2 limits are designed to control the risk profile in each business; and

•	Tier 3 limits are at the desk level and designed to monitor risk concentration and the impact of book-specific stress events.
Tier 1 limits are established by the CEO, consistent with the risk tolerance policies approved by the RMC; Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk taken.
Trading activities
We hold positions in traded financial instruments to meet client investment and risk management needs, and for proprietary trading purposes. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Risk measurement
We use the following measures for market risk:
•	VaR, which enables the meaningful comparison of the risks in different businesses and asset classes;

•	Stress testing and scenario analyses, which provide insight into portfolio behaviour under extreme circumstances; and

•	Backtesting, which validates the effectiveness of risk quantification through analysis of actual and theoretical profit and loss outcomes.
The VaR measures disclosed in the table and backtesting chart on the next pages exclude exposures in our run-off businesses as described on pages 50 to 56 of the MD&A. These positions are being managed down independent of our trading businesses and our processes include frequent comprehensive measurement and reporting of the main risks to both management and the RMC.
Value-at-Risk
Our VaR methodology is a statistical technique that measures the potential overnight loss within a 99% confidence level. VaR uses numerous risk factors as inputs and is computed through the use of historical volatility of each risk factor and the associated historical correlations among them, evaluated over a one-year period.
     Total market risk VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the reduction due to the portfolio effect arising from the interrelationship of the different risks.
     Actual market loss experience may differ from that implied by the VaR measure for a variety of reasons. Fluctuations in market rates and prices may differ from those in the past that are used to compute the VaR measure. Additionally, the VaR measure does not account for any losses that may occur beyond the 99% confidence level.
     To determine the reliability of the VaR models, actual outcomes are monitored regularly to test the validity of the assumptions and the parameters used in the VaR calculation. Market risk positions are also subject to regular stress tests against defined limits to ensure CIBC would withstand an extreme market event.
Stress testing and scenario analysis
Stress testing and scenario analyses are designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

Management’s Discussion and Analysis
     Our stress testing measures the effect on portfolio values of a wide range of extreme moves in market prices. The methodology assumes that no actions are taken during the stress event to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.
     Our scenario analysis approach simulates the impact on earnings of extreme market events up to a period of one quarter. Scenarios are developed using actual historical market data during periods of market disruption, or are based on the hypothetical occurrence of economic events, political events and natural disasters suggested and designed by economists, business leaders and risk managers.
     Among the historical scenarios used were the 1987 equity market crash, the 1994 period of U.S. Federal Reserve tightening, the 1998 Russian-led crisis, the market events following September 11, 2001, and the 2008 market crisis. The hypothetical scenarios used include potential market crises originating in North America and Asia.
     Our core stress testing and scenario analyses are run daily, and further ad hoc analysis is carried out as required. Scenarios are reviewed and amended as necessary to ensure they remain relevant. Limits are placed on the maximum acceptable loss to the aggregate portfolio under any worst-case scenario and on the impact of stress testing at the detailed portfolio level and by asset class.
Backtesting
For each of our trading portfolios, and in aggregate, the backtesting process measures that actual profit and loss outcomes are consistent with the statistical assumptions of the VaR model. This process also includes the calculation of a hypothetical or static profit and loss. This represents the theoretical change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged.
     The table below shows the mix of market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, interest rate derivatives and other. The bulk of the trading exposure to foreign exchange risk arises from transactions involving the U.S. dollar, Euro, British pound and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas and oil product indices.
     Total average risk for the trading portfolio was down 33% from the previous year, primarily due to proactive managing down of the market risk exposure and general improvement in the capital markets.
     VaR by risk type — trading portfolio(1)

	2010				2009
$ millions, as at or for the year ended October 31	Year-end	Average	High	Low	Year-end	Average	High	Low

Interest rate risk	$3.2	$3.2	$6.2	$1.3	$3.3	$4.1	$7.7	$1.7
Credit spread risk	0.9	0.6	1.4	0.3	0.5	1.2	7.9	0.4
Equity risk	0.8	1.1	2.5	0.6	1.2	2.8	6.1	1.0
Foreign exchange risk	0.7	1.0	2.7	0.3	1.1	0.9	7.3	0.1
Commodity risk	0.3	0.5	3.1	0.2	0.5	0.7	2.7	0.3
Debt specific risk	2.2	1.7	2.8	1.0	1.2	2.5	6.1	0.9
Diversification effect(2)	(4.0)	(3.9)	n/m	n/m	(3.4)	(5.9)	n/m	n/m

Total risk	$4.1	$4.2	$6.8	$2.6	$4.4	$6.3	$14.6	$3.0

(1)	The table excludes exposures in our run-off businesses which are described on pages 50 to 56 of the MD&A.

(2)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Trading revenue
Trading revenue was $821 million (2009: $(294) million; 2008: $(7,239) million) and trading revenue (TEB)(1) was $870 million (2009: $(256) million; 2008: $(7,056) million). The trading revenue and trading revenue (TEB)(1) for 2010 in the daily trading revenue histogram and trading revenue (TEB)(1) and VaR backtesting graph below exclude $134 million from run-off positions related primarily to structured credit, which cannot be meaningfully allocated to specific days. The histogram below presents the frequency distribution of daily trading revenue (TEB)(1) for 2010. Trading revenue (TEB)(1) was positive for 93% of the days (2009: 91%; 2008: 55%). Daily trading losses did not exceed VaR during the year. Average daily trading revenue (TEB)(1) was $2.9 million (2009: $3.3 million; 2008: $0.4 million). The trading revenue (TEB)(1) below and VaR backtesting graph which follows compares the 2010 actual daily trading revenue (TEB)(1) with the previous day’s VaR measures.

Management’s Discussion and Analysis
Frequency distribution of daily 2010 trading revenue (TEB)(1)(2)

(1)	For additional information, see the “Non-GAAP measures” section. Trading revenue comprises both trading net interest income and non-interest income.

(2)	The graph excludes revenue from run-off positions related primarily to reductions in fair value of structured credit assets and CVA, which cannot be allocated meaningfully to specific days.
Backtesting of trading revenue (TEB)(1)(2) vs. VaR

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	The graph excludes revenue from run-off positions related primarily to reductions in fair value of structured credit assets and CVA, which cannot be allocated meaningfully to specific days.

Management’s Discussion and Analysis
Non-exchange traded commodity derivatives
In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.
     The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2010	Positive	Negative	Net

Maturity less than 1 year	$216	$171	$45
Maturity 1 — 3 years	178	205	(27)
Maturity 4 — 5 years	29	13	16
Maturity in excess of 5 years	62	4	58

Fair value of contracts	$485	$393	$92

Non-trading activities
Market risks also arise from our retail banking business, equity investments and other non-trading activities. We originate many retail products with market risk characteristics. Changes in market conditions, customer behaviour and competitive market pressures can have an impact on the market risk exposure and retail margins earned from these products. Foreign exchange exposures arising from net earnings from, and investments in, foreign operations are also included in non-trading activities.
Interest rate risk
Non-trading interest rate risk consists primarily of risk inherent in ALM activities and the activities of domestic and foreign subsidiaries. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the prepayment exposures of mortgage products, mortgage commitments and some GIC products with early redemption features; this optionality is measured consistent with our actual experience. A variety of cash instruments and derivatives, principally interest rate swaps, futures and options, are used to manage and control these risks.
     ALM activities are conducted by Treasury under the supervision of the SET, within the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits is monitored daily by market risk management.
     Our principal interest rate risk measures are VaR, earnings risk, and future risk. Earnings risk is the impact to net income after-tax, over a one-year term of an immediate 1% and 2% increase in market interest rates. Future risk is the impact to common shareholders’ equity (on a present value basis) of an immediate 1% and 2% increase in market interest rates.
     Our total non-trading interest rate risk exposure, as at October 31, 2010, is included in Note 20 to the consolidated financial statements. On- and off-balance sheet assets and liabilities are generally reported based on the earlier of their contractual repricing or maturity date; however, our disclosure includes the assumed interest rate sensitivity of certain assets and liabilities (including core deposits and credit card balances), reflecting how we manage interest rate risk; the assumed duration of core balances is approximately 1.9 years. The interest rate position reported in Note 20 presents our risk exposure only at a point in time. The exposure can change depending on client preference for products and terms, including mortgage prepayment or other options exercised, and the nature of our management of the various and diverse portfolios that comprise the consolidated interest rate risk position.
     The following table shows the potential impact over the next 12 months, adjusted for estimated prepayments, of an immediate 100 and 200 basis point increase or decrease in interest rates. In addition, we have a floor in place in the downward shock to accommodate for the current low interest rate environment.
Interest rate sensitivity — non-trading (after-tax)

$ millions, as at October 31	2010			2009
	C$	US$	Other	C$	US$	Other

100 basis points increase in interest rates
Net income	$110	$12	$3	$134	$(21)	$2
Change in present value of shareholders’ equity(1)	(39)	(17)	(12)	322	(89)	(6)
100 basis points decrease in interest rates
Net income	$(173)	$(2)	$(3)	$(30)	$21	$(2)
Change in present value of shareholders’ equity(1)	(68)	9	9	(257)	75	5

200 basis points increase in interest rates
Net income	$196	$25	$5	$218	$(42)	$3
Change in present value of shareholders’ equity(1)	(117)	(33)	(25)	643	(178)	(11)
200 basis points decrease in interest rates
Net income	$(250)	$(2)	$(3)	$(22)	$19	$(1)
Change in present value of shareholders’ equity(1)	(161)	13	17	(536)	126	12

(1)	Commencing 2010, amounts reported exclude the impact of structural assumptions relating to shareholders’ equity.

Management’s Discussion and Analysis
Foreign exchange risk
Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, arises primarily from our investments in foreign operations. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in foreign currencies. We actively manage this risk to ensure that the potential impact to earnings is minimized and that the potential impact on our capital ratios is within tolerances set by the RMC.
     Structural foreign exchange risk is managed by Treasury under the supervision of the SET, with the overall risk appetite established by the Board. Compliance with trading and non-trading market risk policy, as well as market risk limits is monitored daily by market risk management.
     A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2010 by approximately $39 million (2009: $40 million) on a pre-tax basis.
     Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of operations, except for foreign functional currency earnings, which are translated at average monthly exchange rates as they arise.
     We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a loss of $24 million as at October 31, 2010 (2009: loss of $38 million). This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 2 and 15 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of operations.
     Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are either recorded on a cost or amortized cost basis; this income volatility may not be representative of the overall risk.
Equity risk
Non-trading equity risk arises primarily in our merchant banking activities. Our merchant banking investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.
     The following table provides the amortized cost and fair values of our non-trading equities, including merchant banking portfolios:

$ millions, as at October 31		Amortized cost	Fair value

2010	AFS securities	$696	$1,023
	Equity-accounted investments	298	324

		$994	$1,347

2009	AFS securities	$948	$1,206
	Equity-accounted investments	190	209

		$1,138	$1,415

     Liquidity Risk
Liquidity risk arises from our general funding activities and in the course of managing our assets and liabilities. It is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
     Our liquidity risk management strategies seek to maintain sufficient liquid financial resources to continually fund our balance sheet under both normal and stressed market environments.
     In its oversight capacity, the Board establishes the liquidity risk framework that recognizes the credit-sensitive nature of our business activities and the importance of depositor confidence. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.
     The Treasurer oversees and governs our liquidity risk management framework and is responsible for recommending and maintaining the liquidity policies as well as monitoring compliance to the policies.
     Policies and standards defining our liquidity risk management, measurement and reporting requirements are reviewed and approved annually by the RMC. Our liquidity policies require maintenance of sufficient unencumbered liquid assets or unused funding capacity to meet anticipated funding needs (as measured by a selected benchmark stress scenario) for a minimum period of time as determined by the RMC. Guidelines are set to ensure adequate diversification of funds and to manage individual depositor concentration.
     As part of the liquidity risk management framework, our enterprise-wide pledging policy sets out consolidated aggregate net maximum pledge limits for financial and non-financial assets. Pledged assets are considered encumbered for liquidity purposes.
     We maintain and periodically update a liquidity contingency plan for responding to stress event impacts. The plan is presented annually to the RMC.

Management’s Discussion and Analysis
Process and control
Actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposure are monitored on a daily basis to ensure compliance with the limits. Potential cash flows under various stress scenarios are modelled using balance sheet positions. Short-term asset/liability mismatch limits are set by geographic location and consolidated for overall global exposure. On a consolidated basis, prescribed liquidity levels under a selected benchmark stress scenario are maintained for a minimum time horizon.
     The RMC is regularly informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.
Risk measurement
Our liquidity measurement system provides daily liquidity risk exposure reports for review by senior management. ALCO monitors CIBC’s current and prospective liquidity position in relation to risk appetite and limits. Stress event impacts are measured through scenario analyses, designed to measure potential impact of abnormal market conditions on the liquidity risk profile. Treatment of cash flows under varying conditions is reviewed periodically to determine whether changes to customer behaviour assumptions are warranted.
     The primary liquidity risk metric to measure and monitor our liquidity positions is liquidity horizon, the future point in time when projected cumulative cash outflows exceed cash inflows. Our on- and off-balance sheet positions are projected forward using parameters to reflect response expectations by category under given stress environments.
     Collateral, which consists mainly of cash and high-quality government bonds that are generally acceptable by central banks, is primarily used to minimize exposure to counterparty credit risk. In the normal course of business, we are exposed to the risk of counterparties being unable to provide required collateral to cover their exposure with us. In addition, we are exposed to impacts of downgrades of our own credit ratings on the requirements to collateralize counterparties’ credit exposures. As part of our liquidity framework, we make prudential assumptions on intraday and other collateral requirements that may arise under hypothetical CIBC defined liquidity stress events. These requirements are pre-funded by holding appropriate liquid asset buffers in the form of unencumbered high-quality securities.
Term funding sources and strategies
We manage liquidity to meet both short- and long-term cash requirements. Reliance on short-term wholesale funding is maintained at prudent levels.
     We obtain funding through both wholesale and retail sources. Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities, using a mix of funding instruments.
     Core personal deposits remain a primary source of retail funding and totalled $108.6 billion as at October 31, 2010 (2009: $104.3 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash. Collectively, these strategies result in lower dependency on short-term wholesale funding.
     New facilities introduced in 2008 by various governments and global central banks including the Bank of Canada and the U.S. Federal Reserve Bank provide liquidity to financial systems. These liquidity initiatives include expansion of eligible types of collateral, provision of term liquidity through Purchase and Resale Agreement facilities, and the pooling and sale to CMHC of NHA MBS, which are composed of insured residential mortgage pools. From time to time, we utilize these term funding facilities, pledging a combination of private and public sector assets against these obligations. These facilities have largely been withdrawn, but term funding raised will continue to be outstanding.
     We were an active issuer of term debt during the year, raising US$4,250 million, CHF 1,175 million, and AUD 750 million through covered bond issuances, and over $14 billion through the issuance of Canadian and U.S. deposit notes.
     We have historically securitized various financial assets, including credit card receivables and residential and commercial mortgages. For further discussion of our off-balance sheet arrangements affecting liquidity and funding, see the “Off-balance sheet arrangements” section.
     Balance sheet liquid assets are summarized in the following table:

$ billions, as at October 31	2010	2009

Cash	$1.3	$1.2
Deposits with banks	10.7	5.8
Securities issued by Canadian governments(1)	5.4	16.8
Mortgage-backed securities(1)	20.1	19.4
Other securities(2)	40.9	31.0
Securities borrowed or purchased under resale agreements	37.3	32.8

	$115.7	$107.0

(1)	These represent securities with residual term to contractual maturity of more than one year.

(2)	Comprises AFS securities and FVO securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets, including those for covered bonds, securities borrowed or financed through repurchase agreements as at October 31, 2010 totalled $33.5 billion (2009: $36.7 billion). For additional details, see Note 25 to the consolidated financial statements.

Management’s Discussion and Analysis
Credit ratings
Access to wholesale funding sources and the cost of funds are dependent on various factors including credit ratings. During the course of the year, DBRS changed CIBC’s outlook from negative to stable and Moody’s lowered its ratings on Canadian bank preferred shares. The change to our preferred share ratings as a result of Moody’s decision is reflected in the table below. There have been no other changes to our credit ratings and outlook during the year at major credit rating agencies.
     Our funding and liquidity levels remained stable and sound over the year and we do not anticipate any events, commitments or demands that will materially impact our liquidity risk position.
     Our credit ratings are summarized in the table below:

	Short-term debt		Senior debt		Subordinated debt		Preferred shares
As at October 31	2010	2009	2010	2009	2010	2009	2010	2009

DBRS	R-1(H)	R-1(H)	AA	AA	AA(L)	AA(L)	Pfd-1(L)	Pfd-1(L)
Fitch	F1+	F1+	AA-	AA-	A+	A+	A	A
Moody’s	P-1	P-1	Aa2	Aa2	Aa3	Aa3	Baa1	A1
S&P	A-1	A-1	A+	A+	A	A	P-1(L)	P-1(L)

Impact on collateral if there is a downgrade of CIBC’s credit rating
We are required to deliver collateral to certain derivative counterparties in case of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds as applicable.
Restrictions on the flow of funds
We have certain subsidiaries that have separate regulatory capital, liquidity and funding requirements, as set by banking and securities regulators. Requirements of these entities are subject to regulatory change and can fluctuate depending on activity.
     We monitor and manage our capital and liquidity requirements across these entities to ensure that capital is used efficiently and that each entity is in continuous compliance with local regulations.
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.
Financial liabilities
The following table provides the maturity profile of financial liabilities based upon contractual repayment obligations, and excludes contractual cash flows related to derivative liabilities. Contractual maturity information related to derivatives is provided in Note 14 to the consolidated financial statements. Although contractual repayments of many deposit accounts are on demand or at short notice, in practice, short-term deposit balances remain stable. Our deposit retention history indicates that many customers do not request repayment on the earliest redemption date and the table therefore does not reflect the anticipated cash flows.

	Less than	1-3	3-5	Over	No specified	2010	2009
$ millions, as at October 31	1 year	years	years	5 years	maturity	Total	Total

Liabilities
Deposits	$76,428	$39,264	$8,885	$9,515	$112,579	$246,671	$223,117
Acceptances	7,684	—	—	—	—	7,684	8,397
Obligations related to securities sold short	9,673	—	—	—	—	9,673	5,916
Obligations related to securities lent or sold under repurchase agreements	26,121	1,478	—	621	—	28,220	37,453
Other liabilities	—	—	—	—	12,740	12,740	13,867
Subordinated indebtedness	—	—	250	4,366	—	4,616	4,969
Preferred share liabilities	—	—	—	—	—	—	600

	$119,906	$40,742	$9,135	$14,502	$125,319	$309,604	$294,319

Management’s Discussion and Analysis
Credit and liquidity commitments
The following table provides the contractual maturity of notional amounts of credit, guarantee, and liquidity commitments should contracts be fully drawn upon and clients default. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

	Contract amounts expiration per period
	Less than	1-3	3-5	Over	2010	2009
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Unutilized credit commitments(1)	$23,998	$17,610	$2,401	$521	$44,530	$39,747
Backstop liquidity facilities	4,403	—	—	—	4,403	4,869
Standby and performance letters of credit	4,656	767	146	152	5,721	5,123
Documentary and commercial letters of credit	290	—	—	—	290	234

	$33,347	$18,377	$2,547	$673	$54,944	$49,973

(1)	Excludes personal lines of credit, home equity lines of credit, and credit card lines.
Other contractual obligations
The following table provides the contractual maturities of other contractual obligations affecting our short- and long-term and capital resource needs:

	Less than	1-3	3-5	Over	2010	2009
$ millions, as at October 31	1 year	years	years	5 years	Total	Total

Operating leases	$332	$596	$495	$1,482	$2,905	$2,871
Purchase obligations(1)	581	801	219	151	1,752	1,438
Investment commitments(2)	294	—	—	—	294	372
Pension contributions(3)	216	—	—	—	216	199
Underwriting commitments	183	—	—	—	183	358

	$1,606	$1,397	$714	$1,633	$5,350	$5,238

(1)	Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market timeframes.

(2)	As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. As the timing of future investment commitments is non-specific and callable by the counterparty, obligations have been included as less than one year.

(3)	Subject to change as contribution decisions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy. Also, funding requirements after 2011 are excluded due to the significant variability in the assumptions required to project the timing of future cash flows.
     Strategic Risk
Strategic risk arises from ineffective business strategies or the failure to effectively execute strategies. It includes, but is not limited to, potential financial loss due to the failure of acquisitions or organic growth initiatives.
     Oversight of strategic risk is the responsibility of the SET and the Board. At least annually, the CEO presents CIBC’s strategic planning process and CIBC’s annual strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
     One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.
     Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems, human error or external events.
     Operational risks driven by people and processes are mitigated through human resources policies and practices, and operational procedural controls, respectively. Operational risks driven by systems are managed through controls over technology development and change management.
     The GCC oversees the effectiveness of our internal control framework within the parameters and strategic objectives established by the SET. The SET is accountable to the Board and its Audit Committee and the RMC for maintaining a strong internal control environment.
     Process and control
Each line of business has responsibility for the day-to-day management of operational risk. Infrastructure and governance groups maintain risk and control self-assessment processes. We maintain a corporate insurance program to provide additional protection from loss and a global business continuity management program to mitigate business continuity risks in the event of a disaster.
     Risk measurement
We use the Advanced Measurement Approach (AMA) under Basel II to calculate operational risk regulatory capital. Our operational risk measurement methodology attributes operational risk capital to expected and unexpected losses arising from the following loss event types:
•	Legal liability (with respect to third parties, clients and employees);

•	Client restitution;

•	Regulatory compliance and taxation violations;

•	Loss or damage to assets;

•	Transaction processing errors; and

•	Theft, fraud and unauthorized activities.

Management’s Discussion and Analysis
Operational risk capital is calculated using a loss distribution approach with the input parameters based on either actual internal loss experience where a statistically significant amount of internal historical data is available, or applying a loss scenario approach based on the available internal/external loss data and management expertise.
     In addition to the capital attributed as described above, adjustments are made for internal control issues and risks that are not included in the original operational risk profile. These adjustments are based on the results of the quarterly risk and control self-assessment processes, which involve input from the business and infrastructure groups as well as from the governance areas such as the Operational Risk Department, Control Division, Internal Audit, Legal, and Compliance.
     Under AMA, we are allowed to recognize the risk mitigating impact of insurance in the measures of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we currently do not take any capital relief as a result of our insurance program.
     We attribute operational risk capital at the line of business level. Capital represents the worst-case loss and is determined for each loss event type and production/infrastructure/corporate governance line of business. The aggregate risk of CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions will experience a worst-case loss in every loss category in the same year is extremely small. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.
     The results of the capital calculations are internally backtested each quarter, and the overall methodology is independently validated by the Risk Management Validation group to ensure that the assumptions applied are reasonable and conservative.
     Reputation and Legal Risk
Our reputation and financial soundness are of fundamental importance to us and to our customers, shareholders and employees.
     Reputation risk is the potential for negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
     Legal risk is the potential for civil litigation or criminal or regulatory proceedings being commenced against CIBC that, once decided, could materially and adversely affect our business, operations or financial condition.
     The RMC provides oversight of the management of reputation and legal risk. The identification, consideration and prudent, proactive management of potential reputation and legal risk is a key responsibility of CIBC and all of our employees.
     Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation and minimizing exposure to our reputation and legal risk. The policy is supplemented by business procedures for identifying and escalating transactions that could pose material reputation risk and/or legal risk to the RLR Committee.
Regulatory Risk
Regulatory risk is the risk of non-compliance with regulatory requirements. Non-compliance with these requirements may lead to regulatory sanctions and harm to our reputation.
     Our regulatory compliance philosophy is to manage regulatory risk through the promotion of a strong compliance culture, and the integration of sound controls within the business and infrastructure groups. The foundation of this approach is a comprehensive Legislative Compliance Management (LCM) framework. The LCM framework maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.
     Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the LCM framework. The department is independent of business management and reports regularly to the Audit Committee.
     Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and infrastructure groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on those regulatory requirements that govern the relationship between CIBC and its clients and those requirements that help protect the integrity of the capital markets.
     Environmental Risk
Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993 and most recently updated and approved by the RMC in 2010, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.
     The policy is addressed by an integrated Corporate Environmental Management Program which is under the overall management of the Environmental Risk Management (ERM) group in Risk Management. Environmental evaluations are integrated into our credit and investment risk assessment processes, with environmental risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance are required in accordance with our commitment to the Equator Principles, a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation, which we adopted in 2003. We also conduct ongoing research and benchmarking on environmental issues such as climate change and biodiversity protection as they may pertain to responsible lending practices. We are also a signatory to and participant in the Carbon Disclosure Project, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.
     The ERM group works closely with Corporate Services, Marketing, Communications and Public Affairs, and other business and functional groups in ensuring that high standards of environmental due diligence and responsibility are applied in our facilities management, purchasing and other operations. An Environmental Management Committee is in place to provide oversight and to support these activities.

Management’s Discussion and Analysis
Accounting and Control Matters
     Critical Accounting Policies and Estimates
A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.
Valuation of financial instruments
Debt and equity trading securities, obligations related to securities sold short, all derivative contracts, AFS securities other than private equities, and FVO financial instruments are carried at fair value. FVO financial instruments include debt securities, business and government loans, and business and government deposits.
     The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3) as outlined below. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market (Level 1).
     If a market price in an active market is not available, the fair value is estimated on the basis of valuation models. Observable market inputs are utilized for valuation purposes to the extent possible and appropriate.
     Valuation models may utilize predominantly observable market inputs (Level 2), including: interest rates, foreign currency rates, equity and equivalent synthetic instrument prices, index levels, credit spreads, counterparty credit quality, corresponding market volatility levels, and other market-based pricing factors, as well as any appropriate, highly correlated proxy market valuation data. Valuation models may also utilize predominantly non-observable market inputs (Level 3).
     If the fair value of a financial instrument is not determinable based upon quoted market prices in an active market, and a suitable market proxy is not available, the transaction price would be considered to be the best indicator of market value on the transaction date. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (difference between the determined fair value and the transaction price) is recognized at the time the financial instrument is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instruments, or when market quotes or data become observable.
     In inactive markets, quotes obtained from brokers are indicative quotes, meaning that they are not binding, and are mainly derived from the brokers’ internal valuation models. Due to the inherent limitations of the indicative broker quotes in estimating fair value, we also consider the values provided by our internal models, where appropriate, utilizing observable market inputs to the extent possible.
     To ensure that valuations are appropriate, a number of policies and controls are put in place. Independent validation of fair value is performed at least on a monthly basis. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.
     The table below presents amounts in each category of financial instruments, which are fair valued using valuation techniques based on non-observable market inputs (Level 3), for the structured credit run-off business and consolidated CIBC.

$ millions, as at October 31	2010			2009
	Structured			Structured
	credit			credit
	run-off	Total	Total	run-off	Total	Total
	business	CIBC	CIBC(1)	business	CIBC	CIBC(1)

Assets
Trading securities	$1,647	$1,647	5.8%	$1,221	$1,360	9.0%
AFS securities	20	2,849	10.7	20	1,297	3.2
FVO securities and loans	9	20	0.1	203	210	0.9
Derivative instruments	1,340	1,461	5.9	2,068	2,453	9.9

Liabilities
Deposits(2)	$1,063	$1,428	37.3%	$689	$689	15.4%
Derivative instruments	2,052	3,076	11.6	4,317	5,131	18.9

(1)	Represents percentage of Level 3 assets and liabilities in each reported category on the consolidated balance sheet.

(2)	Includes FVO deposits and bifurcated embedded derivatives.

Management’s Discussion and Analysis
Sensitivity of Level 3 financial assets and liabilities
Much of our structured credit run-off business requires the application of valuation techniques using non-observable market inputs. In an inactive market, indicative broker quotes, proxy valuation from comparable financial instruments, and other internal models using our own assumptions of how market participants would price a market transaction on the measurement date (all of which we consider to be non-observable market inputs), are predominantly used for the valuation of these positions. We also consider whether a CVA is required to recognize the risk that any given counterparty to which we are exposed, may not ultimately be able to fulfill its obligations.
     For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e., not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market credit spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.
     Where appropriate, on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
     Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     ABS are sensitive to credit spreads, which we consider to be a non-observable market input.
     FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.
     Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.
     Our unhedged structured credit exposures (USRMM and non-USRMM) are sensitive to changes in MTM, generally as derived from indicative broker quotes and internal models as described above.
     A 10% adverse change in MTM of the underlyings would result in losses of approximately $54 million in our unhedged USRMM portfolio and $108 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans which are carried at amortized cost, and before the impact of the Cerberus transaction. The fair value of the Cerberus protection against USRMM positions is expected to reasonably offset any changes in the fair value of USRMM positions.
     For our hedged positions, there are two categories of sensitivities, the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $35 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $8 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $1 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivables, net of CVA from financial guarantors, would result in a net loss of approximately $75 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip, resulting from the sale of securitized assets, would result in a net loss of approximately $24 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $94 million.
     A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $177 million.
     A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $13 million.
     A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $24 million.
     The net loss recognized in the consolidated statement of operations, on the financial instruments, for which fair value was estimated using valuation techniques requiring non-observable market parameters, was $732 million (2009: net loss of $419 million).

Management’s Discussion and Analysis
     We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk, credit risk, and future administration costs. During 2010, we reassessed our estimate of valuation adjustments for administration (servicing) costs relating to our derivatives portfolio. These valuation adjustments are based on our estimates of what a market participant would require from a fair value perspective to compensate for future servicing costs on our portfolio. This reassessment led to a release of $25 million of valuation adjustments.
     The following table summarizes our valuation adjustments:

$ millions, as at October 31	2010	2009

Trading securities
Market risk	$2	$7
Derivatives
Market risk	64	81
Credit risk	325	2,241
Administrative costs	6	33
Other	—	2

	$397	$2,364

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those that are carried at fair value on the consolidated balance sheet and those that are not.
Risk factors related to fair value adjustments
We believe that we have made appropriate fair value adjustments and have taken appropriate write-downs to date. The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could be changed as events warrant and may not reflect ultimate realizable amounts.
Impairment of AFS securities
AFS securities include debt and equity securities and retained interests in securitized assets.
     AFS securities, other than equities that do not have a quoted market value in an active market, are stated at fair value, whereby the difference between the fair value and the amortized cost is included in AOCI. Equities that do not have a quoted market value in an active market are carried at cost. AFS securities are subject to impairment reviews to assess whether or not there is an OTTI. The assessment of OTTI depends on whether the instrument is debt or equity in nature.
     AFS debt securities are identified as impaired when there is objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that are reviewed for impairment assessment include, but are not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, underlying asset quality deterioration, industry valuation levels for comparable entities, and any changes in market and economic outlook.
     For AFS equity instruments, objective evidence of impairment exists if there has been a significant or prolonged decline in the fair value of the investment below its cost. In making the OTTI assessment we also consider significant adverse changes in the technological, market, economic, or legal environments in which the issuer operates, or if the issuer is experiencing significant financial difficulty, as well as our intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
     Realized gains and losses on disposal and write-downs to reflect OTTI in the value of AFS are recorded in the consolidated statement of operations. Previously recognized impairment losses for debt securities (but not equity securities) are reversed if subsequent increase in fair value can be objectively identified and is related to an event occurring after the impairment loss was recognized.
Allowance for credit losses
We establish and maintain an allowance for credit losses that is considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components.
Specific allowance
Consumer loans
A specific allowance is established for residential mortgages, personal loans, and certain small business loan portfolios, which consist of large numbers of homogeneous balances of relatively small amounts. We take a portfolio approach and establish the specific allowance utilizing a formula basis, since it is not practical to review each individual loan. We evaluate these portfolios for specific allowances by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. Further analysis and evaluation of the allowance is performed to account for the aging of the portfolios and the impact of economic trends and conditions.
     A specific allowance is not established for credit card loans and they are not classified as impaired. Instead, they are fully written off when payments are contractually 180 days in arrears, or upon customer bankruptcy. Commencing the fourth quarter of 2009, interest on credit card loans is accrued only to the extent that there is an expectation of receipt. Prior to that, interest was accrued until the loans were written off. See Note 5 to the consolidated financial statements for additional details.
Business and government loans
Business and government loan portfolios are assessed on an individual loan basis. Specific allowances are established when impaired loans are identified. A loan is classified as impaired when we are of the opinion that there is no longer a reasonable assurance of the full and timely collection of principal and interest. The specific allowance is the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This is determined by discounting the expected future cash flows at the effective interest rate inherent in the loan before impairment.
General allowance
The general allowance provides for credit losses that are present in the credit portfolios, but which have not yet been specifically identified or provided for through specific allowances. The general allowance applies to on- and off-balance sheet credit exposures that are not carried at fair value. The methodology for determining the appropriate level of the general allowance incorporates a

Management’s Discussion and Analysis
number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also consider estimates of the time periods over which losses that are present would be specifically identified and a specific provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affect the general allowance calculation are updated, based on our experience and the economic environment.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflect our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our historical experience. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances. As at October 31, 2010, our model indicated a range of outcomes for the general allowance between $621 million and $1,699 million. The general allowance of $1,153 million (2009: $1,307 million), which represents our best estimate of losses inherent but not specifically provided for in our loan portfolios, was selected from within the range based on a qualitative analysis of the economic environment and credit trends, as well as the risk profile of the loan portfolios. A uniform 10% increase in the PDs or loss severity across all portfolios would cause the general allowance to increase by approximately $115 million.
Securitizations and VIEs
Securitization of our own assets
We have determined that substantially all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. We have also determined that the entities to which we have transferred the assets should not be consolidated because they are either QSPEs or we are not the primary beneficiary of the entities.
     Gains or losses on transfers accounted for as sales depend, in part, upon the allocation of previous carrying amounts to assets sold and retained interests. These carrying amounts are allocated in proportion to the relative fair value of the assets sold and the retained interest. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate expected future cash flows, which incorporate expected credit losses, scheduled payments and unscheduled prepayment rates, discount rates, and other factors that influence the value of retained interests. Actual cash flows may differ significantly from our estimations. These estimates directly affect our calculation of gain on sale from securitizations and the rate at which retained interests are taken into income.
     For additional information on our securitizations, including key economic assumptions used in measuring the fair value of retained interests and the sensitivity of the changes to those assumptions, see the “Off-balance sheet arrangements” section, Note 6 to the consolidated financial statements, and the “Valuation of financial instruments” section above.
Securitization of third-party assets
We also sponsor several VIEs that purchase pools of third-party financial assets. Our derivative and administrative transactions with these entities are generally not considered variable interests. We monitor the extent to which we support these VIEs through direct investment in the debt issued by the VIEs and through the provision of liquidity protection to the other debt holders, to assess whether we are the primary beneficiary and consolidator of these entities.
     AcG-15, “Consolidation of Variable Interest Entities” provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. To determine which VIEs require consolidation under AcG-15, we exercise judgment by identifying our variable interests and comparing them with other variable interests held by unrelated parties to determine if we are exposed to a majority of each of these entities’ expected losses or expected residual returns. We have consolidated certain other VIEs as we determined that we were exposed to a majority of the expected losses or residual returns.
     Where we consider that CIBC is the primary beneficiary of any VIEs, AcG-15 requires that we reconsider this assessment in the following circumstances: (i) when there is a significant change to the design of the VIE or the ownership of variable interests that significantly changes the manner in which expected losses and expected residual returns are allocated; (ii) when we sell or dispose of a part or all of our variable interest to unrelated parties; or (iii) when the VIE issues new variable interest to unrelated parties. Where CIBC is not the primary beneficiary, AcG-15 requires that we reconsider whether we are the primary beneficiary when we acquire additional variable interests.
     Specifically, in relation to ABCP conduits (the conduits), we reconsider our primary beneficiary assessment whenever our level of interest in the ABCP issued by the conduits changes significantly, or in the less frequent event that the liquidity protection we provide to the conduits is drawn or amended. To the extent that our ABCP holdings in a particular conduit exceeds 45%, it is likely that we will consider ourselves to be the primary beneficiary, as a result of the relatively small amount of variability stemming from the other variable interests in the conduit. A significant increase in our holdings of ABCP issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.
     Securitizations and VIEs affect all our reporting segments.
Asset impairment
Goodwill, other intangible assets and long-lived assets
As at October 31, 2010, we had goodwill of $1.9 billion (2009: $2.0 billion) and other intangible assets with an indefinite life amounting to $136 million (2009: $137 million). Under Canadian GAAP, goodwill is not amortized, but is instead subject to, at least annually, an assessment for impairment by applying a two-step fair value-based test. In the first test, the fair value of the reporting unit is compared to its book value including goodwill. If the book value of the reporting unit exceeds the fair value, an impairment loss is then recognized pursuant to the second test to the extent that, at the reporting unit level, the carrying amount of goodwill exceeds the implied fair value of goodwill. Where appropriate, the carrying values of our reporting units are based on economic capital models and are designed to approximate the net book value a reporting unit would have if it was a stand-alone entity.
     Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred,

Management’s Discussion and Analysis
licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis. Intangibles with an indefinite life are not amortized but are assessed for impairment by comparing the fair value to the carrying value.
     Long-lived assets and other identifiable intangibles with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss is recognized to the extent that fair value is less than the carrying value.
     We use judgment to estimate the fair value of the reporting units and other intangible assets with an indefinite life. The fair value of the reporting units and other intangible assets with an indefinite life are derived from internally developed valuation models, using market or discounted cash flow approaches. Under a market approach, the models consider various factors, including normalized earnings, projected forward earnings, and price earnings multiples. Under a discounted cash flow approach, the models consider various factors, including projected cash flows, terminal growth rates and discount rates.
     Our goodwill impairment tests conducted using these models during both the current and prior years indicate that the fair value of all of the reporting units subject to testing exceeded the carrying value. The valuations determined by these models are sensitive to the underlying business conditions in the markets in which the reporting units operate. The largest components of our goodwill relate to our Wealth Management reporting unit in Canada and our FirstCaribbean reporting unit in the Caribbean. Changes in estimated fair values could result in the future depending on various factors including changes in expected economic conditions in these markets.
     Our indefinite life intangible asset impairment tests during both the current and prior years indicate that the fair value of the indefinite life intangible assets subject to testing exceeded their carrying values.
     These assets are held in all our reporting segments. For additional details, see Note 8 to the consolidated financial statements.
Income taxes
We use judgment in the estimation of income taxes and future income tax assets and liabilities. As part of the process of preparing our consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions where we operate.
     This process involves estimating actual current tax exposure, together with assessing temporary differences that result from the different treatments of items for tax and accounting purposes, and any tax loss carryforwards.
     We are also required to establish a future income tax asset in respect of expenses recorded currently for which a tax deduction will be available in a future period, such as the general allowance for credit losses and loss carryforwards.
     As at October 31, 2010, we had available future income tax assets in excess of future income tax liabilities of $833 million (2009: $1,730 million), before a valuation allowance of $66 million (2009: $95 million). We are required to assess whether it is more likely than not that our future income tax assets will be realized prior to their expiration and, based on all the available evidence, determine if a valuation allowance is required on all or a portion of our future income tax assets. The factors used to assess the likelihood of realization are our past experience of income and capital gains, forecast of future net income before taxes, available tax planning strategies that could be implemented to realize the future income tax assets, and the remaining expiration period of tax loss carryforwards. Although realization is not assured, we believe, based on all the available evidence, it is more likely than not that the remaining future income tax assets, net of the valuation allowance, will be realized prior to their expiration.
     Income tax accounting impacts all our reporting segments. For further details of our income taxes, see Note 23 to the consolidated financial statements.
Contingent liabilities
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations. In certain of these matters, claims for substantial monetary damages are asserted against CIBC and its subsidiaries. In accordance with Canadian GAAP, amounts are accrued for the financial resolution of claims if, in the opinion of management, it is both likely that a future event will confirm that a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In some cases, however, it is either not possible to determine whether such a liability has been incurred or to reasonably estimate the amount of loss until the case is closer to resolution, in which case no accrual can be made until that time. If the reasonable estimate of loss involves a range within which a particular amount appears to be a better estimate, that amount would be accrued. If no such better estimate within a range is indicated, the minimum amount in the range is required to be accrued. We regularly assess the adequacy of CIBC’s contingent liability accrual and make the necessary adjustments to incorporate new information as it becomes available. Adjustments to the accrual in any quarter may be material in situations where significant new information becomes available. While there is inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
     Contingent liabilities impact all our reporting segments. For further details of our contingent liabilities, see Note 25 to the consolidated financial statements.

Management’s Discussion and Analysis
Employee future benefit assumptions
We are the sponsor of defined benefit pension and other post-employment (including post-retirement) benefit plans for eligible employees. The pension and other post-employment benefit expense and obligations, which impact all of our reporting segments, are dependent upon assumptions used in calculating such amounts. These assumptions include discount rates, projected salary increases, expected returns on assets, health care cost trend rates, turnover of employees, retirement age, and mortality rates. These assumptions are reviewed annually in accordance with accepted actuarial practice and approved by management.
     The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments. The expected rate of return on plan assets assumption is based on expected returns for the various asset classes, weighted by portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and expected real yields on fixed-income securities and equities. Other assumptions are based on actual plan experience and our best estimates.
     Actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, generally affect recognized expense and the recorded obligation in future periods. As at October 31, 2010, the net amount of unamortized actuarial losses was $1,423 million (2009: $1,171 million) in respect of pension plans and $151 million (2009: $100 million) in respect of other post-employment benefit plans.
     Our benefit plans are funded to or above the amounts required by relevant legislation or plan term. During the year, we contributed $369 million (2009: $233 million) to the defined benefit pension plans, which included $175 million (2009: $84 million) above the minimum required. Our 2010 funding contributions to our principal Canadian pension plan was the maximum amount allowed by the Income Tax Act (Canada).
     Our principal post-employment benefit plans are unfunded. We fund benefit payments for these plans as incurred. During the year, these benefit payments totalled $33 million (2009: $32 million).
     We continue to administer a funded trust in respect of long-term disability benefits. This plan was closed to new claims effective June 1, 2004. During the year, we contributed $15 million (2009: $5 million) to the trust.
     For further details of our annual pension and other post-employment expense and liability, see Note 22 to the consolidated financial statements.
     For our Canadian plans, which represent more than 90% of our pension and other post-employment benefit plans, management has approved changes to the assumptions to be used for the 2011 expense calculation. Management has approved a weighted-average discount rate of approximately 5.5% for pension and other post-employment benefit plans, which is a decrease of 90 basis points over the similar rate for 2010. The approved weighted-average expected long-term rate of return on plan assets is 6.3% for the funded defined benefit plans, which are primarily pension plans. This is unchanged from 2010. The aggregate impact of these changes in assumptions together with the impact of changes in market value of the plan assets in the year is expected to be an increase of $82 million in expense recognition for 2011.
     Actual experience different from that anticipated or future changes in assumptions may affect our pension and other post-employment benefit obligations, expense and funding contributions. The following table outlines the potential impact of changes in certain key assumptions used in measuring the accrued benefit obligations and related expenses:

$ millions, as at October 31, 2010	Pension benefit plans		Other benefit plans
	Obligation	Expense	Obligation	Expense

Impact of a change of 100 basis points in key assumptions:
Discount rate
Decrease in assumption	$617	$62	$94	$5
Increase in assumption	(520)	(69)	(77)	(2)
Expected long-term rate of return on plan assets
Decrease in assumption	n/a	37	n/a	—
Increase in assumption	n/a	(37)	n/a	—
Rate of compensation increase
Decrease in assumption	(110)	(27)	(2)	—
Increase in assumption	119	29	2	—

n/a   Not applicable
The sensitivity analysis contained in this table should be used with caution, as the changes are hypothetical and the impact of changes in each key assumption may not be linear.
     Financial Instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, subordinated debt, and preferred shares.
     We use these financial instruments for both trading and non-trading activities. Trading activities include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades, and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.
     The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Management’s Discussion and Analysis
     Financial instruments are accounted for according to their classification. For details on the accounting for these instruments, see Note 1 to the consolidated financial statements.
     For significant assumptions made in determining the valuation of financial and other instruments, see the “Valuation of financial instruments” section above.
Accounting Developments
Changes in accounting policies
2010
There were no changes to significant accounting policies during 2010.
2009
Financial instruments — recognition and measurement
Effective November 1, 2008, we adopted the revised CICA handbook section 3855 “Financial Instruments — Recognition and Measurement”.
     The revised standard defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:
•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•	AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument-by-instrument basis. We did not elect to reclassify any AFS securities.
Following adoption of the revised standard:
•	Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through income for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write down to fair value; and

•	Previously recognized OTTI losses on AFS debt securities are to be reversed through income if the increase in their fair value is related to improvement in credit that occurred subsequent to the recognition of the OTTI.
The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables with no impact to retained earnings or AOCI.
     We adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” as amended and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 to the consolidated financial statements for additional details.
Financial instruments — disclosures and presentation
For the year ended October 31, 2009, we adopted the amended CICA 3862 handbook section “Financial Instruments — Disclosures”, which expands financial instrument fair value measurement and liquidity risk management disclosures. The disclosures are provided in Notes 2, 14 and 29 to the consolidated financial statements.
Intangible assets
Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new section establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008, from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.
2008
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge is being recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 to the consolidated financial statements for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation” and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 29 to the consolidated financial statements for additional details.
     We adopted the amendments to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 to the consolidated financial statements for additional details.

Management’s Discussion and Analysis
Future accounting policy changes
Business combinations, consolidated financial statements and non-controlling interests
In January 2009, the CICA issued three new handbook sections: 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”.
     CICA handbook section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, this section addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill, and accounting for a non-controlling interest at the time of the business combination. Under this standard, most acquisition-related costs must now be accounted for as expenses in the periods they are incurred. This new section is applicable for acquisitions completed on or after November 1, 2011, although early adoption is permitted to facilitate the transition to IFRS in 2011.
     CICA handbook section 1601 establishes standards for the preparation of consolidated financial statements after the acquisition date. CICA handbook section 1602 addresses the accounting and presentation of non-controlling interests in the consolidated financial statements subsequent to a business combination. CICA handbook sections 1601 and 1602 must be adopted concurrently with CICA handbook section 1582.
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011 and will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information also prepared in accordance with IFRS, including an opening IFRS consolidated balance sheet as at November 1, 2010.
     The transition to IFRS represents a significant initiative for CIBC and is supported by a formal governance structure with an enterprise view and a dedicated project team. Our IFRS transition program has been divided into three phases: (i) discovery; (ii) execution; and (iii) conversion. The discovery phase included an accounting diagnostic which identified the accounting standards that are relevant to CIBC, and the identification and planning for the execution phase. The execution phase which we are currently in, commenced with a detailed analysis of the IFRS standards and continues through to the preparation of the policies, processes, technologies, strategies, and reporting for the upcoming transition. The final conversion phase will report on the new IFRS standards in 2012 and reconcile Canadian GAAP to IFRS with fiscal 2011 comparative information under IFRS.
     Our IFRS transition project continues to progress on track with our transition plan. We have appropriately engaged our external and internal auditors to review key milestones and activities as we progress through the transition.
Process, financial reporting controls and technology
Pursuant to our plans, an initial assessment was previously completed to identify the IFRS standards that represent key accounting differences from Canadian GAAP. More detailed assessment work was completed in the first two quarters of fiscal 2010, including execution work with respect to the underlying financial reporting and business processes and controls. During the last two quarters of fiscal 2010, we completed a significant amount of the development of the business processes and internal controls over financial reporting that will enable us to restate our comparative opening November 1, 2010 consolidated balance sheet and comparative fiscal 2011 consolidated financial statements to IFRS, while at the same time preparing normal course fiscal 2011 Canadian GAAP financial information. This included the development of a technology-based comparative year reporting tool to track IFRS financial information during our fiscal 2011 comparative year, which was tested in the last two quarters of fiscal 2010 and is now operational. Implementation of the developed business processes and internal controls over comparative year financial reporting is expected to commence in the first quarter of the fiscal 2011 comparative year.
     We will continue to develop the business processes and controls related to transaction level accounting, including those related to the greater use of on-balance sheet accounting as a result of IFRS differences concerning the derecognition of financial assets. While we have identified additional resource and process requirements as part of our assessment and execution work, we have not identified any significant modifications for our supporting information technology systems, nor do we expect any significant changes to our business activities. Identified technology impacts include the realignment of system feeds to more efficiently report our securitized mortgages on the consolidated balance sheet.
     During fiscal 2010, we refreshed our assessment for many of the incremental disclosures required under IFRS. We will complete our assessment work in the first half of fiscal 2011, including the disclosures and associated controls required in respect of the transition to IFRS in fiscal 2012.
     Concurrent with preparing for the impact of IFRS on our financial reporting, we have also focused on preparing CIBC for impacts that IFRS will have on the financial statements of our clients and counterparties, including impacts to our loan management processes, controls and risk rating systems.
Communications and training
Information regarding the progress of the project continued to be communicated to internal stakeholders during fiscal 2010, including our Audit Committee, senior executives and the Program Steering Committee, and to external stakeholders including OSFI and our external auditor. Communications to external stakeholders will continue through the quarterly and annual reports. In addition, we are currently preparing for additional external communications with the investor community in fiscal 2011.
     We believe we have the financial reporting expertise to support our transition to IFRS. We have accounting policy staff dedicated to assessing the impact of IFRS and consulting with external advisors as necessary. In 2009, we launched an enterprise-wide training program to raise the level of awareness of IFRS throughout CIBC, and to prepare staff to perform in an IFRS environment. We completed the delivery of our training program during fiscal 2010, which included separate learning paths for: (i) groups that need to understand and execute on the impact of IFRS on CIBC and its subsidiaries; and (ii) groups, such as Risk Management and the businesses, that need to understand the impact of transitioning away from Canadian GAAP on our Canadian clients and counterparties. While the training was completed during fiscal 2010, additional training will be provided in 2011 as required.

Management’s Discussion and Analysis
Financial impacts
The requirements concerning the transition to IFRS are set out in IFRS 1, “First-Time Adoption of International Financial Reporting Standards“, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from full restatement, available under the transitional rules that we continue to evaluate. The most significant election is in the area of accounting for post-employment benefits in which we have the choice to either restate our existing unamortized net actuarial losses to what they would have been had we always followed IFRS or to charge them to retained earnings at transition. Other significant elections include: (i) whether we should restate prior business combinations to reflect IFRS differences concerning business acquisition accounting or to only apply IFRS differences to business acquisitions that may arise subsequent to transition; (ii) whether to charge our cumulative foreign currency translation account to retained earnings at transition; and (iii) whether to reclassify certain of our financial instruments in or out of the “fair value option” at transition. During the third quarter of 2010, the International Accounting Standards Board (IASB) issued a pronouncement proposing an additional transitional election with respect to changing the grandfathering date for determining which securitizations are derecognized from the consolidated balance sheet under IFRS from January 1, 2004 to any date up to the transition date of November 1, 2010. The proposal is expected to be ratified in December 2010.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post-employment benefits. Other areas include, but are not limited to consolidations, accounting for share-based compensation, measurement and impairment of equity instruments, accounting for foreign exchange, accounting for joint ventures, and measurement of loss contingencies.
     OSFI has issued guidance allowing banks to phase-in over five quarters most of the negative impacts that IFRS will have on their Tier 1 capital. In addition, OSFI has indicated that mortgages that come back on the consolidated balance sheet with respect to securitizations completed prior to March 31, 2010 under the CMB program will not negatively impact the capital leverage ratio.
Derecognition of financial instruments
There are differences between Canadian GAAP and existing IFRS concerning the determination of whether financial instruments should be derecognized from the consolidated balance sheet. Under IFRS, the determination of whether a financial asset should be derecognized is based to a greater extent on the transfer of risks and rewards rather than on whether the assets have been legally isolated from the transferor.
     As a result, securitization transactions are much more likely to be accounted for as secured borrowings rather than as sales, which will result in an increase to total assets recorded on our consolidated balance sheet, and a charge to retained earnings at transition in respect of gains previously recorded from off-balance sheet accounting, particularly in respect of residential mortgages securitized through the creation of MBS under the CMB program and Government of Canada National Housing Act MBS Auction process. The on-balance sheet treatment for securitized mortgages may also impact our hedging strategies.
     The proposed change to IFRS 1 permitting transfers that occured before November 1, 2010 to be exempted from these requirements could reduce the initial impact of these accounting rules, although we may elect to still apply the rules retroactively, which would result in a gross-up to our opening IFRS balance sheet of approximately $29 billion in respect to the securitized residential mortgages.
Post-employment benefits
The IFRS 1 accounting election for post-employment benefits may also negatively impact our capital ratios through charging unamortized actuarial losses to retained earnings at transition, however this “fresh-start” election would also reduce post-transition compensation expense through the elimination of amortization expense that would otherwise occur. Based on our October 31, 2010 actuarial valuation, the net impact of the “fresh-start” election combined with a number of other less significant IFRS differences relating to post-employment benefits, would be a reduction of Tier 1 capital of approximately $1.1 billion after-tax.
     Other elections related to the accounting for actuarial gains and losses that may arise after transition also have the potential to impact our capital and earnings in subsequent years. Regardless of the alternative we choose, we will record in expense the cost of benefits incurred during the year, plus the interest cost on the obligation net of the expected returns on plan assets. However, the IASB has issued an exposure draft proposing significant changes to the accounting for employee future benefits which are likely to become mandatory in a fiscal period sometime after our transition to IFRS.
Consolidation
The IFRS requirements for consolidation are based on a control model as set out in the criteria in IAS 27 – “Consolidated and Separate Financial Statements”, whereas under Canadian GAAP, the determination is either based on a control model or beneficial interest model depending on whether the entity is considered a VIE. Furthermore, IFRS does not embody the concept of a QSPE, which is exempted from consolidation under Canadian GAAP. As a result, certain entities are likely to be consolidated by CIBC under IFRS that are currently not consolidated under Canadian GAAP, which could impact CIBC in a similar manner to the derecognition rules noted above.
Share-based payments
Under IFRS, the cost of share-based payments is generally recognized over the vesting period of the award and may include the fiscal year preceding the grant date. The impact of forfeitures is estimated over the life of the award. Under Canadian GAAP, we recognize the cost

Management’s Discussion and Analysis
of the awards in the year preceding the grant date if the award is for past service, and over the vesting period after the grant date if the award is for retention; we recognize forfeitures on an as incurred basis.
Business combinations
Under IFRS, there is a greater use of fair value measurement in the accounting for business combinations, including the measurement of non-controlling interests and contingent consideration and the use of the closing date, rather than the announcement date, to value share consideration. In addition, transaction costs and certain restructuring costs that were able to be capitalized in the purchase equation under Canadian GAAP must be expensed under IFRS. These differences will impact purchase price allocations and the amount of goodwill recorded on the consolidated balance sheet. However, IFRS 1 allows entities to only apply these changes to business acquisitions that occur after transition.
Cumulative foreign currency translation differences
IFRS 1 allows entities to elect to charge the cumulative translation account for all foreign operations to retained earnings at transition. Based on the balance in the foreign currency translation account as at October 31, 2010, this “fresh-start” election would result in a reclassification of $575 million from AOCI to retained earnings. This adjustment would not impact our Tier 1 capital.
Future changes
Proposed changes to the IFRS accounting standards, including the changes related to employee future benefits noted above and proposed changes to the standards addressing loan loss provisioning and the classification and measurement of financial instruments, may introduce additional significant accounting differences, although we expect that the changes arising from the proposed standards will not be effective for us until the years following our IFRS transition in fiscal 2012. During fiscal 2010, we continued to monitor these proposed changes to IFRS, as well as potential changes in the interpretation of existing IFRS on our assessment of the financial, capital, and business implications of the transition to IFRS.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, transition elections that have not yet been finalized, and the prevailing business and economic facts and circumstances. The evolving nature of IFRS will likely also result in additional accounting changes, some of which may be significant, in the years following our initial transition. We continue to monitor changes in the standards and to adjust our transition plans accordingly.
     Related-party Transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the Corporate Governance Committee (CGC) of the Board on a quarterly basis, as required by the Bank Act. The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act.
     For further details, see Note 27 to the consolidated financial statements.
     Controls and Procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) as at October 31, 2010, and has concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
     Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. CIBC’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.
     All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
     CIBC’s management has used the COSO framework to evaluate the effectiveness of CIBC’s internal control over financial reporting.
     As at October 31, 2010, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control over financial reporting was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.
     Ernst & Young LLP, who has audited the consolidated financial statements of CIBC for the year ended October 31, 2010, has also issued a report on internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States). This report is located on page 107 of this Annual Report.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2010, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Management’s Discussion and Analysis
Supplementary Annual Financial Information
     Average Balance Sheet, Net Interest Income and Margin

		Average balance				Interest			Average rate
	$ millions, for the year ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

	Domestic assets(1)
	Cash and deposits with banks	$3,359	$2,370	$2,708	$16	$26	$174	0.48%	1.10%	6.43%
Securities	Trading	14,895	10,423	26,664	368	269	692	2.47	2.58	2.60
	AFS	19,969	21,661	6,321	598	589	269	2.99	2.72	4.26
	FVO	19,713	23,602	16,780	282	435	615	1.43	1.84	3.67
	Securities borrowed or purchased under resale agreements	18,910	19,575	21,999	90	190	727	0.48	0.97	3.30

Loans	Residential mortgages	89,714	80,551	88,667	2,566	2,284	3,957	2.86	2.84	4.46
	Personal and credit card	43,851	41,823	38,587	2,786	2,612	2,871	6.35	6.25	7.44
	Business and government	20,041	21,413	21,668	927	1,023	1,308	4.63	4.78	6.04

	Total loans	153,606	143,787	148,922	6,279	5,919	8,136	4.09	4.12	5.46

	Other interest-bearing assets	419	429	758	55	110	111	13.13	25.64	14.64
	Derivative instruments	9,459	12,120	9,141	—	—	—	—	—	—
	Customers’ liability under acceptances	7,774	9,490	8,607	—	—	—	—	—	—
	Other non-interest-bearing assets	13,761	17,977	14,645	—	—	—	—	—	—

	Total domestic assets	261,865	261,434	256,545	7,688	7,538	10,724	2.94	2.88	4.18

	Foreign assets(1)
	Cash and deposits with banks	7,694	5,973	12,514	36	59	464	0.47	0.99	3.71
Securities	Trading	5,647	6,481	24,504	89	149	825	1.58	2.30	3.37
	AFS	14,649	15,382	3,972	198	225	148	1.35	1.46	3.73
	FVO	416	634	658	27	38	40	6.49	5.99	6.08
	HTM	—	—	1,719	—	—	93	—	—	5.41
	Securities borrowed or purchased under resale agreements	16,933	14,995	10,985	103	134	808	0.61	0.89	7.36

Loans	Residential mortgages	2,210	2,428	2,076	177	140	154	8.01	5.77	7.42
	Personal and credit card	1,058	1,260	1,212	79	100	98	7.47	7.94	8.09
	Business and government	17,582	18,584	12,254	685	911	802	3.90	4.90	6.54

	Total loans	20,850	22,272	15,542	941	1,151	1,054	4.51	5.17	6.78

	Other interest-bearing assets	166	140	432	13	3	7	7.83	2.14	1.62
	Derivative instruments	14,487	19,199	13,595	—	—	—	—	—	—
	Customers’ liability under acceptances	—	1	2	—	—	—	—	—	—
	Other non-interest-bearing assets	3,236	4,195	4,397	—	—	—	—	—	—

	Total foreign assets	84,078	89,272	88,320	1,407	1,759	3,439	1.67	1.97	3.89

	Total assets	$345,943	$350,706	$344,865	$9,095	$9,297	$14,163	2.63%	2.65%	4.11%

	Domestic liabilities(1)
Deposits	Personal	$104,862	$96,292	$89,378	$1,398	$1,739	$2,334	1.33%	1.81%	2.61%
	Business and government	82,697	76,029	82,590	571	657	2,571	0.69	0.86	3.11
	Bank	1,156	1,881	1,652	4	7	27	0.35	0.37	1.63

	Total deposits	188,715	174,202	173,620	1,973	2,403	4,932	1.05	1.38	2.84
	Derivative instruments	10,357	13,751	9,679	—	—	—	—	—	—
	Acceptances	7,774	9,499	8,609	—	—	—	—	—	—
	Obligations related to securities sold short	8,492	6,054	7,740	209	156	252	2.46	2.58	3.26
	Obligations related to securities lent or sold under repurchase agreements	25,885	32,158	18,459	186	252	444	0.72	0.78	2.41
	Other liabilities	10,183	11,574	10,121	(5)	18	26	(0.05)	0.16	0.26
	Subordinated indebtedness	4,767	5,387	5,042	180	183	227	3.78	3.40	4.50
	Preferred share liabilities	598	600	600	35	31	31	5.85	5.17	5.17

	Total domestic liabilities	256,771	253,225	233,870	2,578	3,043	5,912	1.00	1.20	2.53

	Foreign liabilities(1)
Deposits	Personal	6,217	6,766	6,294	85	119	183	1.37	1.76	2.91
	Business and government	30,437	32,176	42,708	111	263	1,241	0.36	0.82	2.91
	Bank	5,678	7,839	14,344	23	94	497	0.41	1.20	3.46

	Total deposits	42,332	46,781	63,346	219	476	1,921	0.52	1.02	3.03
	Derivative instruments	15,863	21,783	14,395	—	—	—	—	—	—
	Acceptances	—	1	2	—	—	—	—	—	—
	Obligations related to securities sold short	128	407	2,161	2	2	36	1.56	0.49	1.67
	Obligations related to securities lent or sold under repurchase agreements	13,494	11,214	12,115	109	269	981	0.81	2.40	8.10
	Other liabilities	1,637	2,516	4,323	(25)	88	62	(1.53)	3.50	1.43
	Subordinated indebtedness	622	866	856	8	25	44	1.29	2.89	5.14
	Non-controlling interests	168	179	162	—	—	—	—	—	—

	Total foreign liabilities	74,244	83,747	97,360	313	860	3,044	0.42	1.03	3.13

	Total liabilities	331,015	336,972	331,230	2,891	3,903	8,956	0.87	1.16	2.70
	Shareholders’ equity	14,928	13,734	13,635	—	—	—	—	—	—

	Total liabilities and shareholders’ equity	$345,943	$350,706	$344,865	$2,891	$3,903	$8,956	0.84%	1.11%	2.60%

	Net interest income and margin				$6,204	$5,394	$5,207	1.79%	1.54%	1.51%

	Additional disclosures:
	Non-interest-bearing deposit liabilities
	Domestic	$26,125	$22,977	$21,795
	Foreign	$2,234	$3,405	$2,832

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Management’s Discussion and Analysis
     Volume/Rate Analysis of Changes in Net Interest Income

	$ millions	2010/2009			2009/2008
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average	Average		Average	Average
		balance	rate	Total	balance	rate	Total

	Domestic assets(1)
	Cash and deposits with banks	$11	$(21)	$(10)	$(22)	$(126)	$(148)
Securities	Trading	115	(16)	99	(421)	(2)	(423)
	AFS	(46)	55	9	653	(333)	320
	FVO	(72)	(81)	(153)	250	(430)	(180)
	Securities borrowed or purchased under resale agreements	(6)	(94)	(100)	(80)	(457)	(537)

Loans	Residential mortgages	260	22	282	(362)	(1,311)	(1,673)
	Personal and credit card	127	47	174	241	(500)	(259)
	Business and government	(66)	(30)	(96)	(15)	(270)	(285)

	Total loans	321	39	360	(136)	(2,081)	(2,217)
	Other interest-bearing assets	(3)	(52)	(55)	(48)	47	(1)

	Change in domestic interest income	320	(170)	150	196	(3,382)	(3,186)

	Foreign assets(1)
	Cash and deposits with banks	17	(40)	(23)	(243)	(162)	(405)
Securities	Trading	(19)	(41)	(60)	(607)	(69)	(676)
	AFS	(11)	(16)	(27)	425	(348)	77
	FVO	(13)	2	(11)	(1)	(1)	(2)
	HTM	—	—	—	(93)	—	(93)
	Securities borrowed or purchased under resale agreements	17	(48)	(31)	295	(969)	(674)

Loans	Residential mortgages	(13)	50	37	26	(40)	(14)
	Personal and credit card	(16)	(5)	(21)	4	(2)	2
	Business and government	(49)	(177)	(226)	414	(305)	109

	Total loans	(78)	(132)	(210)	444	(347)	97
	Other interest-bearing assets	1	9	10	(5)	1	(4)

	Change in foreign interest income	(86)	(266)	(352)	215	(1,895)	(1,680)

	Total change in interest income	$234	$(436)	$(202)	$411	$(5,277)	$(4,866)

	Domestic liabilities(1)
Deposits	Personal	$155	$(496)	$(341)	$181	$(776)	$(595)
	Business and government	58	(144)	(86)	(204)	(1,710)	(1,914)
	Bank	(3)	—	(3)	4	(24)	(20)

	Total deposits	210	(640)	(430)	(19)	(2,510)	(2,529)
	Obligations related to securities sold short	63	(10)	53	(55)	(41)	(96)
	Obligations related to securities lent or sold under repurchase agreements	(49)	(17)	(66)	330	(522)	(192)
	Other liabilities	(2)	(21)	(23)	4	(12)	(8)
	Subordinated indebtedness	(21)	18	(3)	16	(60)	(44)
	Preferred share liabilities	—	4	4	—	—	—

	Change in domestic interest expense	201	(666)	(465)	276	(3,145)	(2,869)

	Foreign liabilities(1)
Deposits	Personal	(10)	(24)	(34)	14	(78)	(64)
	Business and government	(14)	(138)	(152)	(306)	(672)	(978)
	Bank	(26)	(45)	(71)	(225)	(178)	(403)

	Total deposits	(50)	(207)	(257)	(517)	(928)	(1,445)
	Obligations related to securities sold short	(1)	1	—	(29)	(5)	(34)
	Obligations related to securities lent or sold under repurchase agreements	55	(215)	(160)	(73)	(639)	(712)
	Other liabilities	(31)	(82)	(113)	(26)	52	26
	Subordinated indebtedness	(7)	(10)	(17)	1	(20)	(19)

	Change in foreign interest expense	(34)	(513)	(547)	(644)	(1,540)	(2,184)

	Total change in interest expense	$167	$(1,179)	$(1,012)	$(368)	$(4,685)	$(5,053)

	Change in total net interest income	$67	$743	$810	$779	$(592)	$187

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

Management’s Discussion and Analysis
     Analysis of Net Loans and Acceptances

	Canada(1)					U.S.(1)
$ millions, as at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Residential mortgages	$91,338	$83,837	$88,185	$89,772	$81,326	$1	$1	$1	$3	$4
Student	523	677	858	1,060	1,284	—	—	—	—	—
Personal	32,365	31,729	29,648	26,640	25,731	241	162	215	155	252
Credit card	11,508	11,121	10,329	8,737	7,027	30	28	25	23	19

Total net consumer loans	135,734	127,364	129,020	126,209	115,368	272	191	241	181	275

Non-residential mortgages	6,339	5,789	5,790	4,892	5,018	2	3	77	531	1,822
Financial institutions	1,852	2,422	4,107	2,757	1,901	352	644	1,045	310	307
Retail	2,487	1,926	2,261	2,088	2,044	52	115	193	266	121
Business services	2,773	2,701	2,951	3,106	3,277	403	455	558	365	263
Manufacturing – capital goods	970	709	860	829	957	12	26	296	250	142
Manufacturing – consumer goods	1,016	787	951	1,123	1,102	18	17	90	195	143
Real estate and construction	3,123	2,903	2,975	2,602	2,494	1,563	2,054	2,138	999	906
Agriculture	3,240	2,897	3,058	2,890	2,911	(1)	(1)	—	10	6
Oil and gas	2,418	3,091	3,605	3,851	3,100	145	12	58	114	103
Mining	123	501	1,763	513	215	32	—	39	11	5
Forest products	376	299	340	474	476	—	61	93	94	58
Hardware and software	223	172	190	238	257	33	43	140	169	57
Telecommunications and cable	264	148	565	507	419	13	34	107	112	119
Publishing, printing, and broadcasting	386	505	580	523	703	—	—	59	100	12
Transportation	750	800	627	616	633	359	294	460	623	489
Utilities	795	667	862	258	277	99	57	162	179	79
Education, health and social services	1,301	1,240	1,296	1,222	1,214	46	47	119	83	70
Governments	759	685	856	824	901	—	—	—	—	—
Others	358	96	—	—	—	1,031	1,128	—	—	—
General allowance allocated to business and government loans	(217)	(254)	(282)	(279)	(260)	(67)	(76)	(42)	(54)	(101)

Total net business and government loans including acceptances(2)	29,336	28,084	33,355	29,034	27,639	4,092	4,913	5,592	4,357	4,601

Total net loans and acceptances	$165,070	$155,448	$162,375	$155,243	$143,007	$4,364	$5,104	$5,833	$4,538	$4,876

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Commencing 2010, business and government net loans and acceptances related to FirstCaribbean have been retroactively categorized by industry groups consistent with CIBC’s practice. Previously, they were included within business services, other than non-residential mortgages, which was reported separately. Prior year information was restated.
     Analysis of Net Loans and Acceptances (continued)

	Other(1)					Total
$ millions, as at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Residential mortgages	$2,190	$2,272	$2,463	$1,848	$3	$93,529	$86,110	$90,649	$91,623	$81,333
Student	1	1	1	1	—	524	678	859	1,061	1,284
Personal	688	759	909	782	160	33,294	32,650	30,772	27,577	26,143
Credit card	111	110	126	102	—	11,649	11,259	10,480	8,862	7,046

Total net consumer loans	2,990	3,142	3,499	2,733	163	138,996	130,697	132,760	129,123	115,806

Non-residential mortgages	392	495	519	343	—	6,733	6,287	6,386	5,766	6,840
Financial institutions	1,032	971	1,245	1,498	1,570	3,236	4,037	6,397	4,565	3,778
Retail	582	691	775	726	164	3,121	2,732	3,229	3,080	2,329
Business services	1,053	1,361	1,837	1,468	281	4,229	4,517	5,346	4,939	3,821
Manufacturing – capital goods	78	100	73	105	177	1,060	835	1,229	1,184	1,276
Manufacturing – consumer goods	253	296	365	373	110	1,287	1,100	1,406	1,691	1,355
Real estate and construction	681	755	613	231	23	5,367	5,712	5,726	3,832	3,423
Agriculture	104	114	142	116	—	3,343	3,010	3,200	3,016	2,917
Oil and gas	—	—	—	—	12	2,563	3,103	3,663	3,965	3,215
Mining	129	348	1,149	1,319	39	284	849	2,951	1,843	259
Forest products	31	21	28	73	98	407	381	461	641	632
Hardware and software	242	271	243	169	41	498	486	573	576	355
Telecommunications and cable	33	44	213	465	383	310	226	885	1,084	921
Publishing, printing and broadcasting	36	39	10	133	336	422	544	649	756	1,051
Transportation	249	273	369	397	469	1,358	1,367	1,456	1,636	1,591
Utilities	310	351	247	264	152	1,204	1,075	1,271	701	508
Education, health and social services	27	19	—	52	60	1,374	1,306	1,415	1,357	1,344
Governments	633	567	822	473	—	1,392	1,252	1,678	1,297	901
Others	6,312	5,255	—	—	—	7,701	6,479	—	—	—
General allowance allocated to business and government loans	(25)	(56)	(34)	(41)	(45)	(309)	(386)	(358)	(374)	(406)

Total net business and government loans including acceptances(2)	12,152	11,915	8,616	8,164	3,870	45,580	44,912	47,563	41,555	36,110

Total net loans and acceptances	$15,142	$15,057	$12,115	$10,897	$4,033	$184,576	$175,609	$180,323	$170,678	$151,916

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Commencing 2010, business and government net loans and acceptances related to FirstCaribbean have been retroactively categorized by industry groups consistent with CIBC’s practice. Previously, they were included within business services, other than non-residential mortgages, which was reported separately. Prior year information was restated.

Management’s Discussion and Analysis
     Summary of Allowance for Credit Losses

$ millions, as at or for the year ended October 31	2010	2009	2008	2007	2006

Balance at beginning of year	$2,043	$1,523	$1,443	$1,444	$1,638
Provision for credit losses	1,046	1,649	773	603	548
Write-offs
Domestic
Residential mortgages	9	7	4	5	12
Student	9	11	11	13	27
Personal and credit card	1,054	1,034	681	673	648
Other business and government	150	115	113	131	156
Foreign
Residential mortgages	3	2	—	2	—
Personal and credit card	17	13	6	22	—
Other business and government	176	41	35	15	23

Total write-offs	1,418	1,223	850	861	866

Recoveries
Domestic
Student	—	1	1	2	3
Personal and credit card	109	89	87	77	65
Other business and government	8	8	13	19	14
Foreign
Personal and credit card	2	3	5	2	—
Other business and government	4	20	8	47	36

Total recoveries	123	121	114	147	118

Net write-offs	1,295	1,102	736	714	748

Foreign exchange and other adjustments	(10)	(27)	43	110	6

Balance at end of year	$1,784	$2,043	$1,523	$1,443	$1,444

Comprised of:
Loans	$1,720	$1,960	$1,446	$1,443	$1,442
Letters of credit	—	1	—	—	2
Undrawn credit facilities	64	82	77	—	—

Ratio of net write-offs during year to average loans outstanding during year	0.74%	0.66%	0.45%	0.46%	0.53%

     Specific Allowances for Credit Losses as a Percentage of Gross Impaired Loans

	Specific allowance for credit losses					Specific allowance as a % of gross impaired loans
$ millions, as at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Domestic(1)
Residential mortgages	$19	$14	$9	$11	$13	7.3%	6.1%	6.3%	9.2%	11.0%
Personal loans	193	226	169	183	245	88.9	94.2	79.0	83.9	91.4
Credit cards	—	—	—	—	105	—	—	—	—	n/m
Business and government	120	134	121	133	172	55.3	51.9	71.2	66.2	75.8

Total domestic	$332	$374	$299	$327	$535	47.9%	51.4%	56.7%	60.8%	87.3%

Foreign(1)
Residential mortgages	$11	$21	$27	$19	$—	5.7%	12.2%	18.8%	19.0%	—%
Personal loans	31	32	38	24	—	35.6	37.6	45.8	42.9	—
Credit cards	—	—	—	—	—	—	—	—	—	—
Business and government	257	308	79	61	7	29.8	33.3	34.5	36.1	41.2

Total foreign	$299	$361	$144	$104	$7	26.2%	30.5%	31.6%	32.0%	41.2%

Total specific allowance	$631	$735	$443	$431	$542	34.4%	38.5%	45.1%	49.9%	86.0%

(1)	Classification as domestic is based on domicile of debtor or customer.

n/m Not meaningful.

Management’s Discussion and Analysis
     General Allowance as a Percentage of Total Net Loans

	General allowance for credit losses					General allowance as a % of total net loans
$ millions, as at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Domestic(1)
Residential mortgages	$5	$4	$6	$8	$12	—%	—%	—%	—%	—%
Personal loans	287	279	280	354	375	0.9	0.9	0.9	1.3	1.4
Credit cards	477	548	348	258	102	4.1	4.9	3.4	3.0	1.5
Business and government	217	254	282	279	260	0.7	0.9	0.8	1.0	0.9

Total domestic	$986	$1,085	$916	$899	$749	0.6%	0.7%	0.6%	0.6%	0.5%

Foreign(1)
Residential mortgages	$4	$3	$4	$3	$—	0.2%	0.1%	0.2%	0.2%	—%
Personal loans	6	4	6	14	5	0.6	0.4	0.5	1.5	1.2
Credit cards	1	1	1	1	—	0.7	0.7	0.7	0.8	—
Business and government	92	132	76	95	146	0.6	0.8	0.5	0.8	1.7

Total foreign	$103	$140	$87	$113	$151	0.5%	0.7%	0.5%	0.7%	1.7%

Total general allowance	$1,089	$1,225	$1,003	$1,012	$900	0.6%	0.7%	0.6%	0.6%	0.6%

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.
     Net Loans and Acceptances by Geographic Location(1)

$ millions, as at October 31	2010	2009	2008	2007	2006

Canada
Atlantic provinces	$9,446	$8,903	$8,977	$8,848	$8,213
Quebec	13,779	12,435	12,693	12,052	11,376
Ontario	77,791	72,527	76,065	74,362	70,441
Prairie provinces	7,934	7,348	7,152	6,281	5,897
Alberta, Northwest Territories and Nunavut	27,667	27,336	28,145	26,654	22,813
British Columbia and Yukon	29,439	27,984	30,259	27,945	25,016
General allowance allocated to Canada	(986)	(1,085)	(916)	(899)	(749)

Total Canada	$165,070	$155,448	$162,375	$155,243	$143,007

U.S.	$4,364	$5,104	$5,833	$4,538	$4,876

Other countries	$15,142	$15,057	$12,115	$10,897	$4,033

Total net loans and acceptances	$184,576	$175,609	$180,323	$170,678	$151,916

(1)	Classification by country is based on domicile of debtor or customer.

Management’s Discussion and Analysis
     Impaired Loans before General Allowance

	Canada(1)					U.S.(1)
$ millions, as at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Gross impaired loans
Residential mortgages	$259	$230	$143	$119	$118	$—	$—	$—	$—	$—
Student	23	29	33	41	49	—	—	—	—	—
Personal	194	211	181	177	219	—	—	—	—	—

Total gross impaired consumer loans	476	470	357	337	386	—	—	—	—	—

Non-residential mortgages	8	8	4	3	4	—	—	—	—	—
Financial institutions	1	1	4	6	2	—	135	—	—	—
Retail and business services	57	97	89	95	90	51	45	—	20	8
Manufacturing — consumer and capital goods	46	49	17	26	37	16	31	2	3	2
Real estate and construction	54	16	8	19	14	183	244	2	—	—
Agriculture	6	9	20	33	60	—	—	—	—	—
Resource-based industries	26	26	20	4	2	—	—	—	—	—
Telecommunications, media and technology	10	44	3	6	7	—	—	2	1	2
Transportation	7	5	3	5	5	13	19	—	—	—
Utilities	—	—	—	—	—	—	—	—	—	—
Other	2	3	2	4	6	—	—	—	—	—

Total gross impaired — business and government loans(2)	217	258	170	201	227	263	474	6	24	12

Total gross impaired loans	693	728	527	538	613	263	474	6	24	12
Other past due loans(3)	376	472	366	60	45	—	—	5	—	—

Total gross impaired and other past due loans	$1,069	$1,200	$893	$598	$658	$263	$474	$11	$24	$12

Allowance for credit losses
Residential mortgages	$19	$14	$9	$11	$13	$—	$—	$—	$—	$—
Student	7	12	11	16	22	—	—	—	—	—
Credit card	—	—	—	—	105	—	—	—	—	—
Personal	186	214	158	167	223	—	—	—	—	—

Total allowance — consumer loans	212	240	178	194	363	—	—	—	—	—

Non-residential mortgages	2	2	1	1	1	—	—	—	—	—
Financial institutions	1	1	1	1	2	—	17	—	—	—
Retail and business services	36	59	74	66	74	22	10	—	14	3
Manufacturing — consumer and capital goods	23	27	11	17	33	7	17	1	3	1
Real estate and construction	18	8	8	13	9	63	89	2	—	—
Agriculture	4	6	10	18	36	1	1	—	—	—
Resource-based industries	19	12	7	3	2	—	—	—	—	—
Telecommunications, media and technology	9	13	3	6	6	—	—	1	—	—
Transportation	7	5	4	5	5	9	13	—	—	—
Utilities	—	—	—	—	—	—	—	—	—	—
Other	1	1	2	3	4	—	—	—	—	—

Total allowance — business and government loans(2)	120	134	121	133	172	102	147	4	17	4

Total allowance	$332	$374	$299	$327	$535	$102	$147	$4	$17	$4

Net impaired loans
Residential mortgages	$240	$216	$134	$108	$105	$—	$—	$—	$—	$—
Student	16	17	22	25	27	—	—	—	—	—
Credit card	—	—	—	—	(105)	—	—	—	—	—
Personal	8	(3)	23	10	(4)	—	—	—	—	—

Total net impaired consumer loans	264	230	179	143	23	—	—	—	—	—

Non-residential mortgages	6	6	3	2	3	—	—	—	—	—
Financial institutions	—	—	3	5	—	—	118	—	—	—
Retail and business services	21	38	15	29	16	29	35	—	6	5
Manufacturing — consumer and capital goods	23	22	6	9	4	9	14	1	—	1
Real estate and construction	36	8	—	6	5	120	155	—	—	—
Agriculture	2	3	10	15	24	(1)	(1)	—	—	—
Resource-based industries	7	14	13	1	—	—	—	—	—	—
Telecommunications, media and technology	1	31	—	—	1	—	—	1	1	2
Transportation	—	—	(1)	—	—	4	6	—	—	—
Utilities	—	—	—	—	—	—	—	—	—	—
Other	1	2	—	1	2	—	—	—	—	—

Total net impaired — business and government loans(2)	97	124	49	68	55	161	327	2	7	8

Total net impaired loans	$361	$354	$228	$211	$78	$161	$327	$2	$7	$8

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Commencing 2010, business and government gross impaired loans and specific allowance for credit losses related to FirstCaribbean have been retroactively categorized by industry groups consistent with CIBC’s practice. Previously, they were included within retail and business services, other than non-residential mortgages, which was reported separately. Prior year information was restated.

(3)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

Management’s Discussion and Analysis
     Impaired Loans before General Allowance (continued)

	Other(1)					Total
$ millions, as at October 31	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Gross impaired loans
Residential mortgages	$193	$172	$144	$100	$—	$452	$402	$287	$219	$118
Student	—	—	—	—	—	23	29	33	41	49
Personal	87	85	83	56	—	281	296	264	233	219

Total gross impaired consumer loans	280	257	227	156	—	756	727	584	493	386

Non-residential mortgages	67	57	28	34	—	75	65	32	37	4
Financial institutions	4	3	1	—	—	5	139	5	6	2
Retail and business services	208	132	70	28	3	316	274	159	143	101
Manufacturing — consumer and capital goods	15	16	7	4	2	77	96	26	33	41
Real estate and construction	228	115	76	59	—	465	375	86	78	14
Agriculture	20	14	15	10	—	26	23	35	43	60
Resource-based industries	—	—	1	—	—	26	26	21	4	2
Telecommunications, media and technology	32	90	—	—	—	42	134	5	7	9
Transportation	25	24	23	10	—	45	48	26	15	5
Utilities	1	1	1	—	—	1	1	1	—	—
Other	—	—	1	—	—	2	3	3	4	6

Total gross impaired — business and government loans(2)	600	452	223	145	5	1,080	1,184	399	370	244

Total gross impaired loans	880	709	450	301	5	1,836	1,911	983	863	630
Other past due loans(3)	5	6	3	—	—	381	478	374	60	45

Total gross impaired and other past due loans	$885	$715	$453	$301	$5	$2,217	$2,389	$1,357	$923	$675

Allowance for credit losses
Residential mortgages	$11	$21	$27	$19	$—	$30	$35	$36	$30	$13
Student	—	—	—	—	—	7	12	11	16	22
Credit card	—	—	—	—	—	—	—	—	—	105
Personal	31	32	38	24	—	217	246	196	191	223

Total allowance — consumer loans	42	53	65	43	—	254	293	243	237	363

Non-residential mortgages	14	9	4	3	—	16	11	5	4	1
Financial institutions	1	1	—	—	—	2	19	1	1	2
Retail and business services	63	46	30	13	3	121	115	104	93	80
Manufacturing — consumer and capital goods	4	5	3	2	—	34	49	15	22	34
Real estate and construction	46	27	27	19	—	127	124	37	32	9
Agriculture	9	6	4	2	—	14	13	14	20	36
Resource-based industries	—	—	—	—	—	19	12	7	3	2
Telecommunications, media and technology	11	59	—	—	—	20	72	4	6	6
Transportation	7	7	6	5	—	23	25	10	10	5
Utilities	—	1	1	—	—	—	1	1	—	—
Other	—	—	—	—	—	1	1	2	3	4

Total allowance — business and government loans(2)	155	161	75	44	3	377	442	200	194	179

Total allowance	$197	$214	$140	$87	$3	$631	$735	$443	$431	$542

Net impaired loans
Residential mortgages	$182	$151	$117	$81	$—	$422	$367	$251	$189	$105
Student	—	—	—	—	—	16	17	22	25	27
Credit card	—	—	—	—	—	—	—	—	—	(105)
Personal	56	53	45	32	—	64	50	68	42	(4)

Total net impaired consumer loans	238	204	162	113	—	502	434	341	256	23

Non-residential mortgages	53	48	24	31	—	59	54	27	33	3
Financial institutions	3	2	1	—	—	3	120	4	5	—
Retail and business services	145	86	40	15	—	195	159	55	50	21
Manufacturing — consumer and capital goods	11	11	4	2	2	43	47	11	11	7
Real estate and construction	182	88	49	40	—	338	251	49	46	5
Agriculture	11	8	11	8	—	12	10	21	23	24
Resource-based industries	—	—	1	—	—	7	14	14	1	—
Telecommunications, media and technology	21	31	—	—	—	22	62	1	1	3
Transportation	18	17	17	5	—	22	23	16	5	—
Utilities	1	—	—	—	—	1	—	—	—	—
Other	—	—	1	—	—	1	2	1	1	2

Total net impaired — business and government loans(2)	445	291	148	101	2	703	742	199	176	65

Total net impaired loans	$683	$495	$310	$214	$2	$1,205	$1,176	$540	$432	$88

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Commencing 2010, business and government gross impaired loans and specific allowance for credit losses related to FirstCaribbean have been retroactively categorized by industry groups consistent with CIBC’s practice. Previously, they were included within retail and business services, other than non-residential mortgages, which was reported separately. Prior year information was restated.

(3)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

Management’s Discussion and Analysis
     Deposits

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

Deposits in domestic bank offices(1)
Payable on demand
Personal	$7,026	$5,967	$5,783	$3	$5	$6	0.04%	0.08%	0.10%
Business and government	25,632	23,539	22,337	46	59	358	0.18	0.25	1.60
Bank	1,299	1,193	1,140	2	4	14	0.15	0.34	1.23
Payable after notice
Personal	56,735	45,135	37,568	286	329	506	0.50	0.73	1.35
Business and government	11,812	8,622	6,825	62	48	182	0.52	0.56	2.67
Bank	4	1	4	—	—	—	—	—	—
Payable on a fixed date
Personal	42,749	46,932	47,659	1,143	1,438	1,867	2.67	3.06	3.92
Business and government	46,073	45,192	54,189	493	448	1,815	1.07	0.99	3.35
Bank	560	1,062	641	2	4	22	0.36	0.38	3.43

Total domestic	191,890	177,643	176,146	2,037	2,335	4,770	1.06	1.31	2.71

Deposits in foreign bank offices
Payable on demand
Personal	439	482	508	3	5	13	0.68	1.04	2.56
Business and government	2,320	2,912	2,611	6	5	9	0.26	0.17	0.34
Bank	80	272	347	4	4	3	5.00	1.47	0.86
Payable after notice
Personal	1,916	2,055	1,764	39	49	53	2.04	2.38	3.00
Business and government	647	662	410	1	1	3	0.15	0.15	0.73
Payable on a fixed date
Personal	2,214	2,487	2,390	9	32	72	0.41	1.29	3.01
Business and government	26,650	27,278	38,926	74	359	1,445	0.28	1.32	3.71
Bank	4,891	7,192	13,864	19	89	485	0.39	1.24	3.50

Total foreign	39,157	43,340	60,820	155	544	2,083	0.40	1.26	3.42

Total deposits	$231,047	$220,983	$236,966	$2,192	$2,879	$6,853	0.95%	1.30%	2.89%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $3.6 billion (2009: $4.2 billion; 2008: $3.6 billion).
     Short-term Borrowings

$ millions, as at or for the year ended October 31	2010	2009	2008

Amounts outstanding at end of year
Obligations related to securities sold short	$9,673	$5,916	$6,924
Obligations related to securities lent or sold under repurchase agreements	28,220	37,453	38,023

Total short-term borrowings	$37,893	$43,369	$44,947

Obligations related to securities sold short
Average balance	$8,620	$6,461	$9,901
Maximum month-end balance	10,554	7,368	11,984
Average interest rate	2.45%	2.45%	2.91%
Obligations related to securities lent or sold under repurchase agreements
Average balance	39,379	43,372	30,574
Maximum month-end balance	45,886	49,211	38,023
Average interest rate	0.75%	1.20%	4.66%

     Fees Paid to the Shareholders’ Auditors

$ millions, for the year ended October 31	2010	2009	2008

Audit fees(1)	$16.3	$19.0	$18.0
Audit related fees(2)	2.8	2.2	2.3
Tax fees(3)	0.4	0.4	0.4
Other	—	—	1.3

Total	$19.5	$21.6	$22.0

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

Consolidated Financial Statements
Contents

105	Financial Reporting Responsibility

106	Independent Auditors’ Reports to Shareholders

108	Consolidated Balance Sheet

109	Consolidated Statement of Operations

110	Consolidated Statement of Comprehensive Income

111	Consolidated Statement of Changes in Shareholders’ Equity

112	Consolidated Statement of Cash Flows

113	Notes to the Consolidated Financial Statements

113	Note 1	—	Summary of Significant Accounting Policies

120	Note 2	—	Fair Value of Financial Instruments

127	Note 3	—	Significant Acquisitions and Disposition

128	Note 4	—	Securities

131	Note 5	—	Loans

133	Note 6	—	Securitizations and Variable Interest Entities

137	Note 7	—	Land, Buildings and Equipment

137	Note 8	—	Goodwill, Software and Other Intangible Assets

138	Note 9	—	Other Assets

138	Note 10	—	Deposits

139	Note 11	—	Other Liabilities

139	Note 12	—	Trading Activities

140	Note 13	—	Financial Instruments Designated at Fair Value

141	Note 14	—	Derivative Instruments

145	Note 15	—	Designated Accounting Hedges

146	Note 16	—	Subordinated Indebtedness

147	Note 17	—	Common and Preferred Share Capital and Preferred Share Liabilities

151	Note 18	—	Capital Trust Securities

151	Note 19	—	Accumulated Other Comprehensive Income

152	Note 20	—	Interest Rate Sensitivity

153	Note 21	—	Stock-based Compensation

155	Note 22	—	Employee Future Benefits

159	Note 23	—	Income Taxes

161	Note 24	—	Earnings per Share

161	Note 25	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

165	Note 26	—	Concentration of Credit Risk

165	Note 27	—	Related-party Transactions

166	Note 28	—	Segmented and Geographic Information

168	Note 29	—	Financial Instruments — Disclosures

169	Note 30	—	Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

179	Note 31	—	Future Accounting Policy Changes

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.
     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators pursuant to Multilateral Instrument 52-109.
     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
     The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, and reviewing the qualifications, independence and performance of the shareholders’ auditors and internal auditors.
     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
     The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	David Williamson
President and Chief Executive Officer	Chief Financial Officer	December 1, 2010

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2010 and 2009 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2010. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2010 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2010, in accordance with Canadian generally accepted accounting principles.
     As explained in Note 1 to the consolidated financial statements, effective November 1, 2008, CIBC adopted amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, and 3064 “Goodwill and Intangible Assets”. In 2008, CIBC adopted the requirements of the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases” and amendments to CICA Handbook Section 3855 relating to the reclassification of financial assets.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 1, 2010 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 1, 2010

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Internal Controls under Standards of the Public Company
Accounting Oversight Board (United States)
We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010 based on the COSO criteria.
     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2010 and 2009 and the consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2010 of CIBC and our report dated December 1, 2010 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 1, 2010

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2010	2009

ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$1,812

Interest-bearing deposits with banks	9,862	5,195

Securities (Note 4)
Trading (Note 12)	28,557	15,110
Available-for-sale (AFS)	26,621	40,160
Designated at fair value (FVO) (Note 13)	22,430	22,306

	77,608	77,576

Securities borrowed or purchased under resale agreements	37,342	32,751

Loans (Note 5)
Residential mortgages	93,568	86,152
Personal	34,335	33,869
Credit card	12,127	11,808
Business and government (Note 13)	38,582	37,343
Allowance for credit losses	(1,720)	(1,960)

	176,892	167,212

Other
Derivative instruments (Note 14)	24,682	24,696
Customers’ liability under acceptances	7,684	8,397
Land, buildings and equipment (Note 7)	1,660	1,618
Goodwill (Note 8)	1,913	1,997
Software and other intangible assets (Note 8)	609	669
Other assets (Note 9)	11,598	14,021

	48,146	51,398

	$352,040	$335,944

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$113,294	$108,324
Business and government (Notes 13 and 18)	127,759	107,209
Bank	5,618	7,584

	246,671	223,117

Other
Derivative instruments (Note 14)	26,489	27,162
Acceptances	7,684	8,397
Obligations related to securities sold short (Notes 12 and 13)	9,673	5,916
Obligations related to securities lent or sold under repurchase agreements	28,220	37,453
Other liabilities (Note 11)	12,572	13,693

	84,638	92,621

Subordinated indebtedness (Note 16)	4,773	5,157

Preferred share liabilities (Note 17)	—	600

Non-controlling interests	168	174

Shareholders’ equity
Preferred shares (Note 17)	3,156	3,156
Common shares (Note 17)	6,803	6,240
Treasury shares (Note 17)	1	1
Contributed surplus	96	92
Retained earnings	6,095	5,156
Accumulated other comprehensive income (AOCI) (Note 19)	(361)	(370)

	15,790	14,275

	$352,040	$335,944

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Ronald W. Tysoe
President and Chief Executive Officer	Director

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, except as noted, for the year ended October 31		2010	2009	2008

Interest income
Loans		$7,288	$7,183	$9,308
Securities borrowed or purchased under resale agreements		193	324	1,535
Securities		1,562	1,705	2,682
Deposits with banks		52	85	638

		9,095	9,297	14,163

Interest expense
Deposits		2,192	2,879	6,853
Other liabilities		476	785	1,801
Subordinated indebtedness		188	208	271
Preferred share liabilities (Note 17)		35	31	31

		2,891	3,903	8,956

Net interest income		6,204	5,394	5,207

Non-interest income
Underwriting and advisory fees		426	478	411
Deposit and payment fees		756	773	776
Credit fees		341	304	237
Card fees		304	328	306
Investment management and custodial fees		459	419	525
Mutual fund fees		751	658	814
Insurance fees, net of claims		277	258	248
Commissions on securities transactions		474	472	565
Trading income (loss) (Note 12)		603	(531)	(6,821)
AFS securities gains (losses), net (Note 4)		400	275	(40)
FVO income (loss) (Note 13)		(623)	(33)	(249)
Income from securitized assets		631	518	585
Foreign exchange other than trading		683	496	437
Other		399	119	713

		5,881	4,534	(1,493)

Total revenue		12,085	9,928	3,714

Provision for credit losses (Note 5)		1,046	1,649	773

Non-interest expenses
Employee compensation and benefits		3,871	3,610	3,917
Occupancy costs		648	597	610
Computer, software and office equipment		1,003	1,010	1,095
Communications		290	288	284
Advertising and business development		197	173	217
Professional fees		210	189	230
Business and capital taxes		88	117	118
Other		720	676	730

		7,027	6,660	7,201

Income (loss) before income taxes and non-controlling interests		4,012	1,619	(4,260)
Income tax expense (benefit) (Note 23)		1,533	424	(2,218)

		2,479	1,195	(2,042)
Non-controlling interests		27	21	18

Net income (loss)		$2,452	$1,174	$(2,060)
Preferred share dividends and premiums (Note 17)		(169)	(162)	(119)

Net income (loss) applicable to common shares		$2,283	$1,012	$(2,179)

Weighted-average common shares outstanding (thousands)		387,802	381,677	370,229
Weighted-average diluted common shares outstanding (thousands)		388,807	382,442	371,763
Earnings (loss) per share (in dollars) (Note 24)	– Basic	$5.89	$2.65	$(5.89)
	– Diluted	$5.87	$2.65	$(5.89)
Dividends per common share (in dollars) (Note 17)		$3.48	$3.48	$3.48

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

$ millions, for the year ended October 31	2010	2009	2008

Net income (loss)	$2,452	$1,174	$(2,060)

Other comprehensive income (OCI), net of tax
Net foreign currency translation adjustments
Net gains (losses) on investment in self-sustaining foreign operations	789	(388)	2,947
Net gains (losses) on hedges of investment in self-sustaining foreign operations	(869)	250	(2,217)

	(80)	(138)	730

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	303	462	(41)
Transfer of net (gains) losses to net income	(230)	(236)	5

	73	226	(36)

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(9)	(26)	(12)
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income	25	10	(32)

	16	(16)	(44)

Total OCI(1)	9	72	650

Comprehensive income (loss)	$2,461	$1,246	$(1,410)

(1)	Includes non-controlling interest of $1 million (2009: $1 million; 2008: $6 million).
The income tax benefit (expense) allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2010	2009	2008

Net foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$(1)	$34	$(44)
Changes on hedges of investment in self-sustaining foreign operations	518	(16)	1,013
Net change in AFS securities
Net unrealized gains (losses) on AFS securities	(100)	(151)	(25)
Transfer of net (gains) losses to net income	68	111	(37)
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	3	13	7
Changes on derivatives designated as cash flow hedges transferred to net income	(3)	(9)	16

	$485	$(18)	$930

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

	Shares			Amount
$ millions, except number of shares,
for the year ended October 31	2010	2009	2008	2010	2009		2008

Preferred shares (Note 17)
Balance at beginning of year				$3,156	$2,631		$2,331
Issue of preferred shares				—	525		300

Balance at end of year				$3,156	$3,156		$2,631

Common shares (Note 17)
Balance at beginning of year	383,983,867	380,798,218	334,956,954	$6,240	$6,062		$3,133
Issue of common shares	8,755,633	3,185,649	45,841,264	563	178		2,963
Issuance costs, net of related income taxes	—	—	—	—	—		(34)

Balance at end of year	392,739,500	383,983,867	380,798,218	$6,803	$6,240		$6,062

Treasury shares (Note 17)
Balance at beginning of year	(2,000)	6,611	31,625	$1	$1		$4
Purchases	(51,048,586)	(156,495,078)	(136,208,844)	(3,594)	(7,274)		(9,076)
Sales	51,049,786	156,486,467	136,183,830	3,594	7,274		9,073

Balance at end of year	(800)	(2,000)	6,611	$1	$1		$1

Contributed surplus
Balance at beginning of year				$92	$96		$96
Stock option expense				11	12		9
Stock options exercised				(4)	(1)		(1)
Net (discount) premium on treasury shares and other				(3)	(15)		(8)

Balance at end of year				$96	$92		$96

Retained earnings
Balance at beginning of year, as previously reported				$5,156	$5,483		$9,017
Adjustment for change in accounting policies				—	(6	)(1)	(66	)(2)

Balance at beginning of year, as restated				5,156	5,477		8,951
Net income (loss)				2,452	1,174		(2,060)
Dividends (Note 17)
Common				(1,350)	(1,328)		(1,285)
Preferred				(169)	(162)		(119)
Other				6	(5)		(4)

Balance at end of year				$6,095	$5,156		$5,483

AOCI, net of tax (Note 19)
Balance at beginning of year				$(370)	$(442)		$(1,092)
OCI				9	72		650

Balance at end of year				$(361)	$(370)		$(442)

Retained earnings and AOCI				$5,734	$4,786		$5,041

Shareholders’ equity at end of year				$15,790	$14,275		$13,831

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 22 for additional details.

(2)	Represents the impact of adopting the amended Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2010	2009		2008

Cash flows provided by (used in) operating activities
Net income (loss)	$2,452	$1,174		$(2,060)
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	1,046	1,649		773
Amortization(1)	375	403		410
Stock option expense	11	12		(21)
Future income taxes	800	38		(1,547)
AFS securities (gains) losses, net	(400)	(275)		40
Losses on disposal of land, buildings and equipment	1	2		—
Other non-cash items, net	(520)	(297)		250
Changes in operating assets and liabilities
Accrued interest receivable	(108)	266		232
Accrued interest payable	42	(339)		(299)
Amounts receivable on derivative contracts	(292)	4,270		(4,297)
Amounts payable on derivative contracts	(574)	(6,063)		5,081
Net change in trading securities	(13,447)	22,278	(2)	13,658 (2)
Net change in FVO securities	(124)	(445)		(11,570)
Net change in other FVO assets and liabilities	118	100		7,034
Current income taxes	466	2,162		(1,780)
Other, net	2,178	—		(5,470)

	(7,976)	24,935		434

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	24,588	(7,569	)(3)	(4,530)
Obligations related to securities sold short	3,094	(2,082)		(5,785)
Net obligations related to securities lent or sold under repurchase agreements	(9,233)	(570)		9,079
Issue of subordinated indebtedness	1,100	—		1,150
Redemption/repurchase of subordinated indebtedness	(1,395)	(1,419)		(339)
Issue of preferred shares	—	525		300
Issue of common shares, net	563	178		2,929
Net proceeds from treasury shares sold (purchased)	—	—		(3)
Dividends	(1,519)	(1,490)		(1,404)
Other, net	(2,051)	596		707

	15,147	(11,831)		2,104

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(4,667)	2,206		4,889
Loans, net of repayments	(24,509)	(12,496)		(22,027)
Proceeds from securitizations	14,192	20,744		11,328
Purchase of AFS securities	(55,392)	(91,663)		(18,847)
Proceeds from sale of AFS securities	41,144	30,205		15,764
Proceeds from maturity of AFS securities	27,585	35,628		8,109
Net securities borrowed or purchased under resale agreements	(4,591)	2,845		(1,576)
Net cash used in acquisitions	(297)	—		—
Purchase of land, buildings and equipment	(220)	(272)		(149)
Proceeds from disposal of land, buildings and equipment	—	—		2

	(6,755)	(12,803)		(2,507)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(38)	(47)		70

Net increase in cash and non-interest-bearing deposits with banks during year	378	254		101
Cash and non-interest-bearing deposits with banks at beginning of year	1,812	1,558		1,457

Cash and non-interest-bearing deposits with banks at end of year(4)	$2,190 (5)	$1,812		$1,558

Cash interest paid	$2,849	$4,242		$9,255
Cash income taxes paid (recovered)	$267	$(1,775)		$1,110

(1)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and other intangible assets.

(2)	Includes securities initially bought as trading securities and subsequently reclassified to loans and AFS securities as noted in Note 4.

(3)	Includes $1.6 billion of Notes purchased by CIBC Capital Trust (Note 18).

(4)	Includes restricted cash balance of $246 million (2009: $268 million; 2008: $291 million).

(5)	Includes cash reserved for payment on redemption of non-cumulative preferred shares (Note 17).
The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
The consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC) are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.
     A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income, and comprehensive income arising from differences between Canadian and U.S. GAAP is provided in Note 30.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting changes” section of this note.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of CIBC, its controlled subsidiaries and certain variable interest entities (VIEs), for which we are considered to be the primary beneficiary, after the elimination of intercompany transactions and balances. A primary beneficiary is the enterprise that absorbs a majority of a VIE’s expected losses or receives a majority of a VIE’s expected residual returns, or both. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and the consolidated statement of operations.
     An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines also exempt certain entities from their scope, including qualified special purpose entities (QSPE).
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in Other assets. Our share of income from these investments is included in Non-interest income – Other. Investments over which we exercise joint control are accounted for using the proportionate consolidation method, with only CIBC’s pro-rata share of assets, liabilities, income and expenses being consolidated.
Use of estimates and assumptions
The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, accounting for allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities, and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of self-sustaining foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are reported in Net foreign currency translation adjustments, which is included in OCI.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a self-sustaining foreign subsidiary, when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in AOCI are recognized in the consolidated statement of operations when there is a reduction in the net investment in a self-sustaining foreign operation.
Classification and measurement of financial assets and liabilities
All financial assets must be classified at initial recognition as trading, AFS, FVO, held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. In addition, the standards require that all financial assets and all derivatives be measured at fair value with the exception of loans and receivables, debt securities classified as HTM and AFS equities that do not have quoted market values in an active market. Commencing August 1, 2008, reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management intent with respect to a particular non-derivative financial asset. Financial liabilities other than derivatives, obligations related to securities sold short and FVO liabilities are carried at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.

Consolidated Financial Statements
Loans and receivables
Loans and receivables are recorded at amortized cost net of allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest rate method. See “Impairment of financial assets” section of this note for our accounting of impaired loans.
Trading financial instruments
Trading financial instruments are assets and liabilities held for trading activities or are part of a managed portfolio with a pattern of short-term profit taking. These are measured at estimated fair value as at the balance sheet date. Loans and receivables that an entity intends to sell immediately or in the near term must be classified as trading financial instruments.
     Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in Non-interest income as Trading income (loss). Dividends and interest income earned and interest expense incurred are included in Interest income and Interest expense, respectively.
AFS securities
AFS securities are carried at fair value (other than equities that do not have quoted market values in an active market) with unrealized gains and losses being reported in OCI until sale, or if an other-than-temporary impairment (OTTI) is recognized, at which point cumulative unrealized gains or losses are transferred from AOCI to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect OTTI are included in AFS securities gains (losses), net, except for retained interests on interest-only strips arising from our securitization activities, which are included in Income from securitized assets. Dividends and interest income from AFS securities, other than interest-only strips, are included in Interest income.
FVO financial instruments
FVO financial instruments are those that an entity designates on initial recognition as instruments that it will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation. The criteria for applying the fair value option are met when (i) the application of the fair value option eliminates or significantly reduces the measurement inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on a different basis, or (ii) the financial instruments are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy and is reported internally on that basis.
     Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO income (loss). Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.
Transaction costs
Transaction costs related to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized. For debt instruments, transaction costs are then amortized over the expected life of the instrument using the effective interest rate method. For equity instruments, transaction costs are added to the carrying value.
Date of recognition of securities
We account for all securities transactions using settlement date accounting for the consolidated balance sheet.
Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest rate method.
     The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying amount of the financial asset or liability upon initial recognition.
     Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally in the near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Similarly, securities sold under repurchase agreements are treated as collateralized borrowing with interest expense accrued and reflected in Interest expense – Other liabilities.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as securities borrowed and obligations related to securities lent under repurchase agreements, respectively. Interest on cash collateral paid and received is recorded in Interest income –Securities borrowed or purchased under resale agreements and Interest expense – Other liabilities, respectively.
Impairment of financial assets
Impaired loans and allowance for credit losses
We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears.

Consolidated Financial Statements
Exceptions are as follows:
•	Credit card loans are not classified as impaired and are fully written off when payments are contractually 180 days in arrears or upon customer bankruptcy. Commencing the fourth quarter of 2009, interest is accrued only to the extent that there is an expectation of receipt. Prior to that, interest was accrued until the loans were written-off. Refer to Note 5 for additional details.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.
     An impaired loan is carried at its estimated realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan, or its net recoverable value.
     We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, having due regard to current conditions. The allowance for credit losses consists of specific and general components. The allowance on undrawn credit facilities including letters of credit is reported in Other liabilities.
     Loans are written off against the related allowance for credit losses if there is no realistic prospect of future recovery and all collateral has been realized or transferred to CIBC. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolios on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value. Credit card loans are not classified as impaired and a specific allowance is not established. The specific allowance previously established for credit card loans was retroactively reclassified to the general allowance during 2009.
General allowance
A general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet specifically identified and, therefore, not yet captured in the determination of specific allowances. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.
     The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflect our historical experience over an economic cycle, and are supplemented by data derived from defaults in the public debt markets. LGD estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances, adjusted for recent loss trends and performance within the retail portfolios.
Impairment of AFS securities
We are required to assess whether an AFS investment is impaired at each balance sheet date.
AFS debt securities
An AFS debt security would be identified as impaired when there is objective observable evidence that comes to the attention of the holder about the ability to collect the contractual principal or interest.
     We assess OTTI for investment grade perpetual preferred shares using this debt security model rather than an equity model.
     Impairment is recognized through income to reduce the carrying value to its current fair value. Impairment losses previously recorded through income are to be reversed through income if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
AFS equity instruments
Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost, or if there is significant adverse change in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer is experiencing significant financial difficulty. In assessing OTTI, we also consider our intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
     The accounting for an identified impairment is the same as described for AFS debt securities above, with the exception that impairment losses previously recognized in income cannot be subsequently reversed.
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivatives held for trading purposes are stated at fair value at the consolidated balance sheet date. Realized and unrealized trading gains and losses are included in Trading income (loss). Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as Derivative instruments.

Consolidated Financial Statements
Derivatives held for asset/liability management (ALM) purposes
We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates. Derivatives are carried at fair value and are reported as assets where they have a positive fair value, and as liabilities where they have a negative fair value, in both cases as Derivative instruments.
Derivatives that qualify for hedge accounting
We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the Canadian Institute of Chartered Accountants (CICA) handbook section 3865 “Hedges”. There are three types of hedges: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income. This includes instruments used for economic hedging purposes, such as swap contracts relating to mortgage securitization that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
     We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recorded immediately in income.
     Derivatives that do not qualify for hedge accounting are carried at fair value through income. See “Derivatives that do not qualify for hedge accounting” below.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in Net interest income. Changes in fair value from the hedging derivatives are also recognized in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in Net interest income.
     Similarly, for foreign exchange hedges, changes in fair value from the hedging derivatives and non-derivatives are recognized in Foreign exchange other than trading (FXOTT). Changes in fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in FXOTT. Any difference between the two represents hedge ineffectiveness.
     If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in income.
Cash flow hedges
We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, for hedging forecasted foreign currency denominated cash flows and hedging certain share-based compensation awards.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized in Net interest income, FXOTT, or Non-interest expenses immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.
Hedges of net investments in self-sustaining foreign operations (NIFO)
We designate NIFO hedges to mitigate the foreign exchange risk on our net investment in self-sustaining operations.
     These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging instruments relating to the changes in foreign currency spot rates is included in OCI (after taxes) until a reduction in the net investment occurs, at which time an appropriate portion of the accumulated foreign exchange gains and losses and any applicable taxes in AOCI are recognized in FXOTT and in income taxes, respectively. The ineffective portion of the change in fair value of the hedging instruments is recognized immediately in FXOTT.
Derivatives that do not qualify for hedge accounting
The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO income (loss). The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income – Other, or compensation expense, as appropriate.
Embedded derivatives
All derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not held for trading or FVO. These embedded derivatives (which are classified together with the host instrument on the consolidated balance

Consolidated Financial Statements
sheet) are measured at fair value with changes therein recognized in Non-interest income – Other. The host instrument asset and liability are accreted to their maturity value through interest expense and interest income, respectively, using the effective interest rate method.
     Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the instrument.
     Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is carried at fair value.
     For contracts containing one or more embedded derivatives where the embedded derivative significantly modifies the cash flows required by the contract and is not separated from the contract, the entire combined contract should be designated as FVO.
Securitizations
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Our securitizations are accounted for as sales where we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in Income from securitized assets. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are not available for interest-only strips, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, discount rates and other factors that influence the value of interest-only strips.
     Retained interests in securitized assets are classified as AFS securities or loans, as appropriate, and are reviewed for impairment on a quarterly basis. Assets securitized and not sold are generally reported as FVO securities on the consolidated balance sheet and are stated at fair value.
     Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.
     We also recognize a servicing liability where we have retained the servicing obligation but do not receive adequate compensation for that servicing. The servicing liability is amortized over the life of the serviced assets and reported in Other liabilities.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We carry our commitments to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair value are recorded in Non-interest income – Other. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized in interest income on an effective yield basis over the life of the resulting mortgages.
     The fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value, which is also recognized in income.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (i) changes in an underlying economic characteristic that is related to an asset, liability, or an equity security of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of a third party to pay its indebtedness when due.
     Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given and then recognized into income over the life of the guarantee. No subsequent remeasurement of fair value is recorded unless the guarantee also qualifies as a derivative, in which case it is remeasured at fair value through income over its life and included in Derivative instruments in assets or liabilities, as appropriate.
Accumulated other comprehensive income (AOCI)
AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges.
Liabilities and equity
Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premiums on redemptions arising from such preferred shares are reported as Interest expense – Preferred share liabilities.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.

Consolidated Financial Statements
     Amortization is recorded on a straight-line basis as follows:

• Buildings	40 years

• Computer equipment	3 to 7 years

• Office furniture and other equipment	4 to 15 years

• Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in Non-interest income – Other.
Goodwill and software and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in Software and other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized, but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of their carrying amount with their fair value.
     Intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subject to an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Software is amortized on a straight-line basis over 2 to 10 years.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs net of plan assets. The cost of pensions and other post-employment (including post-retirement) benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by our defined benefit pension plans is 10 years (2009: 10 years). The expected average remaining service life of employees covered by our other post-employment benefit plans is 12 years (2009: 12 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities, respectively.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     Compensation expense for awards under the Restricted Share Award (RSA) plan in respect of services already rendered is recognized in the year for which the grant is made. Compensation expense for similar awards in respect of future services is recognized over the applicable vesting period prior to the employee’s retirement eligible date. Settlement of grants made under these programs may be either in common shares or equivalent cash value in accordance with the terms of the grant. Forfeitures are recognized as they arise.
     Under our RSA plan, where grants are settled in common shares, we hold an equivalent number of common shares in a consolidated compensation trust. Common shares held in the trust and the obligations to employees are offset in Treasury shares. Any market gains or losses on the sale of shares arising from the forfeiture of unvested grants are recorded in Contributed surplus.
     Under our RSA plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares are recorded in

Consolidated Financial Statements
the consolidated statement of operations as compensation expense in proportion to the percentage of the award recognized. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) plan in respect of services already rendered is recognized in the year for which the grant is made. In respect of awards for future services, compensation expense is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on management’s best estimate of the number of PSUs expected to vest. Changes in the obligation which arise from fluctuations in the market price of common shares are recorded in the consolidated statement of operations as a compensation expense. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.
     The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in compensation expense, within the consolidated statement of operations, either immediately or over the applicable vesting period.
     Our Book Value Unit (BVU) plan provides compensation related to the book value of CIBC on a per common share basis. Compensation expense in respect of this plan is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on the number of BVUs expected to vest, adjusted for new issues of, repurchase of, or dividends paid on, common shares. Changes in the obligation which arise from fluctuations in the book value of common shares are recorded in the consolidated statement of operations as a compensation expense. In the event of forfeiture of unvested grants, the amount previously recognized as compensation expense is reversed.
     We use the fair value-based method to account for stock options granted to employees. The grant date value is recognized over the applicable vesting period prior to the employee’s retirement eligible date, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001. When these options are exercised, only the proceeds received are credited to common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan (ESOP) granted prior to 2000 were eligible to be exercised as stock appreciation rights (SARs). SARs obligations, which arose from changes in the market price of common shares, were recorded in the consolidated statement of operations as compensation expense. If SARs were exercised as purchases of common shares, the exercise price, together with the relevant amount in other liabilities, representing the value of common shares at the market price, was credited to common share capital.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with the common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Fee and commission income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Earnings per share (EPS)
Basic EPS is determined as net income minus dividends and premiums on preferred shares classified as equity, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares classified as equity, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss, diluted EPS equals basic EPS.
Accounting changes
2010
There were no changes to significant accounting policies during 2010.
2009
Financial Instruments – recognition and measurement
On July 29, 2009, the CICA issued amendments to section 3855 “Financial Instruments – Recognition and Measurement”, with effect from November 1, 2008. The revised standard defined loans and receivables as non-derivative financial assets with fixed or determinable payments that were not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:
•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•	AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention

Consolidated Financial Statements
and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument by instrument basis. We did not elect to reclassify any AFS securities.
Following adoption of the revised standard:
•	Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through income for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write down to fair value; and

•	Previously recognized OTTI losses on AFS debt securities are to be reversed through income if the increase in their fair value is related to improvement in credit that occurred subsequent to the recognition of the OTTI.
The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables with no impact to retained earnings or AOCI. Refer to Note 4 for additional details.
Financial Instruments – disclosures
We adopted the amended CICA 3862 handbook section “Financial Instruments – Disclosures”, which expanded financial instrument fair value measurement and liquidity risk management disclosures. See Notes 2, 14 and 29 for further details.
Intangible assets
Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new section established standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008 from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.
2008
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge is being recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments – Disclosure and Presentation” and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 29 for additional details.
     We adopted the amendments to the CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3862 “Financial Instruments – Disclosures” and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 for additional details.
Note 2 Fair Value of Financial Instruments
This note presents the fair values of on- and off-balance sheet financial instruments and explains how we determine those values. Note 1, “Summary of Significant Accounting Policies” sets out the accounting treatment for each measurement category of financial instruments.
     Fair value is defined as the amount at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3), as outlined below.
     Where active markets exist, quoted market prices are used to calculate fair value (Level 1). Bid or ask prices, where available in an active market, are used to determine the fair value of security positions, as appropriate.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.
     Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

Consolidated Financial Statements
Valuation models may utilize predominantly observable market inputs (Level 2) or may utilize predominantly non-observable market inputs (Level 3). The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place on our reporting date. In an inactive market, we consider all reasonably available information including any available pricing for similar instruments, recent arm’s length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates. We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instruments or when market quotes or data become observable.
     Valuation adjustments are an integral component of our fair valuation process. To the extent necessary, we make valuation adjustments for market and model risks for derivatives and non-derivatives. For derivatives, we also have credit valuation adjustments (CVA) that factor in counterparty as well as our own credit risk, and a valuation adjustment for administration costs.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.
     We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair values of these on-balance sheet financial instruments are assumed to equal their book values. These categories are: cash and non-interest bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities lent or sold under repurchase agreements; and other liabilities.
Securities
The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.
     Securities for which no active market exists are valued using all reasonably available market information as described below.
     Fair value of government issued or guaranteed securities that are not traded in an active market are calculated using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.
     Fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using discounting curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.
     Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by government are valued using cash flow models making maximum use of market observable inputs, such as indicative broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.
     Privately issued debt and equity securities are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. Private equity securities for which there is no quoted market price are carried at cost. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the book value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality, including consumer behaviour.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The fair value of loans is reduced by specific and general allowances for impaired loans and loans not yet specifically identified as impaired. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

Consolidated Financial Statements
Fair value option loans are valued using observable market inputs, wherever possible. In the absence of such pricing, we consider indicative broker quotes and internal models utilizing observable market inputs to the extent possible.
Other assets
Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, in which case fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity options.
     Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the reference identical or comparable securities, and other inputs such as interest rate yield curves, option volatility, and foreign exchange rates, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments
The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. Over-the-counter (OTC) derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency options, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted models incorporate current market measures for interest rates, currency exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.
     In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including indicative dealer and broker quotations, third-party consensus pricing inputs, any relevant observable market inputs, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy and regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.
     After arriving at these valuations, we consider whether CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads or our assessment of recoverable values for each of the derivative counterparties. We also factor in our own credit risk and take into account credit mitigants such as collateral and netting arrangements.
     For credit derivatives purchased from financial guarantors, our CVA is generally driven off market-observed credit spreads, where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value), a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of PD as well as LGD. The credit spreads are applied in relation to the weighted-average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used, we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties, except for high quality reference assets where we expect no future credit degradation.
     Where appropriate on certain financial guarantors, we determine the CVA based on estimated recoverable amounts.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.

Consolidated Financial Statements
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose us to interest rate risk, although they do expose us to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
Fair value of financial instruments

$ millions, as at October 31

		Carrying value
			Fair value
			through	Fair value			Fair value
		Amortized	statement	through		Fair	over (under)
		cost	of operations	OCI	Total	value	carrying value

2010	Financial assets
	Cash and deposits with banks	$12,052	$—	$—	$12,052	$12,052	$—
	Securities	582	50,987	26,039	77,608	77,936	328
	Securities borrowed or purchased under resale agreements	37,342	—	—	37,342	37,342	—
	Loans
	Residential mortgages	93,529	—	—	93,529	94,560	1,031
	Personal	33,818	—	—	33,818	33,846	28
	Credit card	11,649	—	—	11,649	11,649	—
	Business and government	37,875	21	—	37,896	37,865	(31)
	Derivative instruments	—	24,682	—	24,682	24,682	—
	Customers’ liability under acceptances	7,684	—	—	7,684	7,684	—
	Other assets	7,768	—	—	7,768	7,799	31

	Financial liabilities
	Deposits
	Personal	113,294	—	—	113,294	113,685	391
	Business and government	124,229	3,530	—	127,759	129,352	1,593
	Bank	5,618	—	—	5,618	5,618	—
	Derivative instruments	—	26,489	—	26,489	26,489	—
	Acceptances	7,684	—	—	7,684	7,684	—
	Obligations related to securities sold short	—	9,673	—	9,673	9,673	—
	Obligations related to securities lent or sold under repurchase agreements	28,220	—	—	28,220	28,220	—
	Other liabilities	8,848	—	—	8,848	8,848	—
	Subordinated indebtedness	4,773	—	—	4,773	5,073	300

2009	Financial assets
	Cash and deposits with banks	$7,007	$—	$—	$7,007	$7,007	$—
	Securities	823	37,416	39,337	77,576	77,849	273
	Securities borrowed or purchased under resale agreements	32,751	—	—	32,751	32,751	—
	Loans
	Residential mortgages	86,110	—	—	86,110	86,878	768
	Personal	33,328	—	—	33,328	33,358	30
	Credit card	11,259	—	—	11,259	11,259	—
	Business and government	36,289	226	—	36,515	36,284	(231)
	Derivative instruments	—	24,696	—	24,696	24,696	—
	Customers’ liability under acceptances	8,397	—	—	8,397	8,397	—
	Other assets	9,182	—	—	9,182	9,201	19

	Financial liabilities
	Deposits
	Personal	108,324	—	—	108,324	108,959	635
	Business and government	102,724	4,485	—	107,209	108,626	1,417
	Bank	7,584	—	—	7,584	7,586	2
	Derivative instruments	—	27,162	—	27,162	27,162	—
	Acceptances	8,397	—	—	8,397	8,397	—
	Obligations related to securities sold short	—	5,916	—	5,916	5,916	—
	Obligations related to securities lent or sold under repurchase agreements	37,453	—	—	37,453	37,453	—
	Other liabilities	10,909	—	—	10,909	10,909	—
	Subordinated indebtedness	5,157	—	—	5,157	5,313	156
	Preferred share liabilities	600	—	—	600	628	28

Consolidated Financial Statements
Fair value of derivative instruments

$ millions, as at October 31		2010			2009

	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$55	$37	$18	$42	$8	$34
Swap contracts	13,522	13,759	(237)	11,574	11,520	54
Purchased options	500	—	500	1,257	—	1,257
Written options	—	538	(538)	—	1,276	(1,276)

Total interest rate derivatives	14,077	14,334	(257)	12,873	12,804	69

Foreign exchange derivatives
Forward contracts	1,501	1,326	175	1,180	1,021	159
Swap contracts	3,662	3,664	(2)	2,999	2,939	60
Purchased options	227	—	227	130	—	130
Written options	—	290	(290)	—	183	(183)

Total foreign exchange derivatives	5,390	5,280	110	4,309	4,143	166

Credit derivatives
Swap contracts	—	156	(156)	4	276	(272)
Purchased options	1,341	14	1,327	2,275	25	2,250
Written options	1	1,884	(1,883)	1	4,226	(4,225)

Total credit derivatives	1,342	2,054	(712)	2,280	4,527	(2,247)

Equity derivatives(2)	671	661	10	1,066	1,051	15

Precious metal derivatives(2)	25	30	(5)	17	26	(9)

Other commodity derivatives(2)	529	450	79	755	624	131

Total held for trading	22,034	22,809	(775)	21,300	23,175	(1,875)

Held for ALM
Interest rate derivatives
Swap contracts	2,299	3,535	(1,236)	3,055	3,886	(831)
Purchased options	27	—	27	17	—	17
Written options	—	4	(4)	—	11	(11)

Total interest rate derivatives	2,326	3,539	(1,213)	3,072	3,897	(825)

Foreign exchange derivatives
Forward contracts	23	29	(6)	6	4	2
Swap contracts	256	102	154	292	67	225
Written options	—	1	(1)	—	1	(1)

Total foreign exchange derivatives	279	132	147	298	72	226

Credit derivatives
Purchased options	3	7	(4)	25	4	21

Total credit derivatives	3	7	(4)	25	4	21

Equity derivatives(2)	40	2	38	1	14	(13)

Total held for ALM	2,648	3,680	(1,032)	3,396	3,987	(591)

Total fair value	24,682	26,489	(1,807)	24,696	27,162	(2,466)
Less: effect of master netting agreements	(16,967)	(16,967)	—	(16,030)	(16,030)	—

	$7,715	$9,522	$(1,807)	$8,666	$11,132	$(2,466)

Average fair value of derivatives held for trading(3)
Interest rate derivatives	$13,064	$13,109	$(45)	$15,792	$15,429	$363
Foreign exchange derivatives	5,185	5,035	150	5,887	5,887	—
Credit derivatives	1,865	3,390	(1,525)	3,398	6,479	(3,081)
Equity derivatives	694	760	(66)	1,372	1,468	(96)
Precious metal derivatives	29	24	5	48	63	(15)
Other commodity derivatives	618	547	71	1,174	1,228	(54)

	$21,455	$22,865	$(1,410)	$27,671	$30,554	$(2,883)

(1)	Includes positive and negative fair values of $279 million (2009: $551 million) and $270 million (2009: $675 million), respectively, for exchange-traded options.

(2)	Comprises forwards, swaps and options.

(3)	Average fair value represents monthly averages.

Consolidated Financial Statements
The table below presents the level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1		Level 2			Level 3
			Valuation technique –			Valuation technique –
	Quoted market price		observable market inputs			non-observable market inputs
$ millions, as at October 31	2010	2009	2010		2009	2010		2009

Assets
Trading securities
Government issued or guaranteed securities	$4,158	$5,710	$8,463		$1,843	$—		$139
Corporate equity	11,818	4,522	1,090		553	—		—
Corporate debt	—	191	1,039		762	20		20
Mortgage- and asset-backed securities	—	—	342		169	1,627		1,201

	$15,976	$10,423	$10,934		$3,327	$1,647		$1,360

AFS securities
Government issued or guaranteed securities	$7,398	$28,045	$9,310		$3,357	$—		$10
Corporate debt	—	1,688	2,713		949	23		35
Mortgage- and asset-backed securities	—	—	3,656		3,906	2,826		1,237
Corporate public equity	108	40	5		55	—		15

	$7,506	$29,773	$15,684		$8,267	$2,849		$1,297

FVO securities and loans	307	1,330	22,124		20,992	20		210
Derivative instruments	272	531	22,949		21,712	1,461		2,453

Total assets	$24,061	$42,057	$71,691		$54,298	$5,977		$5,320

Liabilities
Deposits	$—	$—	$(2,397	)(1)	$(3,796)	$(1,428	)(1)	$(689)
Derivative instruments	(265)	(664)	(23,148)		(21,367)	(3,076)		(5,131)
Obligations related to securities sold short	(3,793)	(4,780)	(5,880)		(1,136)	—		—

Total liabilities	$(4,058)	$(5,444)	$(31,425)		$(26,299)	$(4,504)		$(5,820)

(1)	Comprises FVO deposits of $3,530 million and bifurcated embedded derivatives of $295 million.
The following reclassifications between Levels 1, 2, and 3 were made during the year:
•	We reclassified certain government issued or guaranteed securities from Level 1 to Level 2 as active market quotes were not available. As a result of the reclassification, the fair values of these securities included in Level 2 that would have been included in Level 1 as at October 31, 2009 in the table above, were $4,710 million of trading securities, $12,607 million of AFS securities, $757 million of FVO securities, and $2,416 million of obligations related to securities sold short;

•	We reclassified certain corporate debt securities from Level 1 to Level 2 as active market quotes were not available. As a result of the reclassification, the fair values of these securities included in Level 2 that would previously have been included in Level 1 as at October 31, 2009 in the table above, were $107 million of trading securities and $3,440 million of AFS securities;

•	We reclassified $1,535 million of certain asset-backed AFS securities from Level 2 to Level 3, due to a lack of observable market inputs; and

•	We reclassified $138 million of certain trading government securities from Level 3 to Level 2, due to availability of market observable inputs.
The table below presents the changes in fair value of Level 3 assets, liabilities, and derivative assets and liabilities net. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.
     The net loss recognized in the consolidated statement of operations, on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market parameters, was $732 million (2009: net loss of $419 million).

Consolidated Financial Statements

			Net gains/(losses)
			included in income
					Net unrealized	Transfer		Transfer	Purchases	Sales
$ millions, as at or for the		Opening			gains/(losses)	in to		out of	and	and	Closing
year ended October 31		balance	Realized(1)	Unrealized(1)	included in OCI	Level 3		Level 3	issuances	settlements	balance

2010	Trading securities	$1,360	$88	$362	$—	$—		$(138)	$520	$(545)	$1,647
	AFS securities	1,297	40	—	—	1,537		(13)	1,541	(1,553)	2,849
	FVO securities and loans	210	(8)	1	—	—		—	—	(183)	20

	Total assets	$2,867	$120	$363	$—	$1,537		$(151)	$2,061	$(2,281)	$4,516

	Deposits(2)	$(689)	$(59)	$(502)	$—	$(203	)(3)	$—	$(126)	$151	$(1,428)
	Derivative instruments (net)	(2,678)	(434)	(220)	—	(68)		(10)	(15)	1,810	(1,615)

	Total liabilities	$(3,367)	$(493)	$(722)	$—	$(271)		$(10)	$(141)	$1,961	$(3,043)

2009	Trading securities	$854	$103	$(139)	$—	$—		$—	$603	$(61)	$1,360
	AFS securities(4)	894	68	(133)	24	—		—	1,157	(713)	1,297
	FVO securities and loans	257	11	(5)	—	—		—	—	(53)	210

	Total assets	$2,005	$182	$(277)	$24	$—		$—	$1,760	$(827)	$2,867

	Deposits	$(733)	$296	$—	$—	$—		$—	$(432)	$180	$(689)
	Derivative instruments (net)	(3,939)	198	(818)	—	—		(20)	268	1,633	(2,678)

	Total liabilities	$(4,672)	$494	$(818)	$—	$—		$(20)	$(164)	$1,813	$(3,367)

(1)	Includes foreign exchange gains and losses.

(2)	Comprises FVO deposits of $1,188 million and bifurcated embedded derivatives of $240 million.

(3)	Transfer-in pertains to structured deposit notes containing bifurcatable embedded derivatives carried at fair value.

(4)	Certain prior year information has been restated to conform to the presentation of the current year.
Sensitivities of Level 3 financial assets and liabilities
Financial instruments carried at fair value include certain positions that have market values derived from inputs, which we consider to be non-observable ($5,977 million of assets and $4,504 million of liabilities).
     Many of these positions are in our structured credit run-off business ($3,016 million of assets and $3,115 million of liabilities) and are valued using inputs such as indicative broker quotations and internal models with estimated market inputs, which we consider to be non-observable.
     Interest-only strips from the sale of securitized assets are valued using prepayment rates, which we consider to be a non-observable market input.
     Swap arrangements related to the sale of securitized assets are valued using liquidity rates, which we consider to be a non-observable market input.
     ABS are sensitive to credit spreads, which we consider to be a non-observable market input.
     FVO deposits that are not managed as part of our structured credit run-off business are sensitive to non-observable credit spreads, which are derived using extrapolation and correlation assumptions.
     Certain bifurcated embedded derivatives, due to the complexity and unique structure of the instruments, require significant assumptions and judgment to be applied to both the inputs and valuation techniques, which we consider to be non-observable.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income or OCI as described below.
     Our unhedged structured credit exposures (U.S. residential mortgage market (USRMM) and non-USRMM) are sensitive to changes in mark-to-market (MTM), generally as derived from indicative broker quotes or internal models as described above. A 10% adverse change in MTM of the underlyings would result in losses of approximately $54 million in our unhedged USRMM portfolio and $108 million in our non-USRMM portfolio, excluding unhedged non-USRMM positions classified as loans, which are carried at amortized cost, and before the impact of our transaction with Cerberus Capital Management LP (Cerberus). The fair value of the Cerberus protection against USRMM positions is expected to reasonably offset any changes in the fair value of USRMM positions.
     For our hedged positions, there are two categories of sensitivities; the first relates to our hedged loan portfolio and the second relates to our hedged fair valued exposures. Since on-balance sheet hedged loans are carried at amortized cost whereas the related credit derivatives are fair valued, a 10% increase in the MTM of credit derivatives in our hedged structured credit positions would result in a net gain of approximately $35 million, assuming current CVA ratios remain unchanged. A 10% reduction in the MTM of our on-balance sheet fair valued exposures and a 10% increase in the MTM of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $8 million, assuming current CVA ratios remain unchanged.

Consolidated Financial Statements
The impact of a 10% increase in the MTM of unmatched credit derivatives, where we have purchased protection but do not have exposure to the underlying, would result in a net gain of approximately $1 million, assuming current CVA ratios remain unchanged.
     The impact of a 10% reduction in receivable, net of CVA from financial guarantors, would result in a net loss of approximately $75 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip, resulting from the sale of securitized assets, would result in a net loss of approximately $24 million.
     A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $94 million.
     A 10% reduction in the MTM of our on-balance sheet ABS that are valued using non-observable credit and liquidity spreads would result in a decrease in OCI of approximately $177 million.
     A 10% reduction in the MTM of certain FVO deposits which are not managed as part of our structured credit run-off business and are valued using non-observable inputs, including correlation and extrapolated credit spreads, would result in a gain of approximately $13 million.
     A 10% reduction in the MTM of certain bifurcated embedded derivatives, valued using internally vetted valuation techniques, would result in a gain of approximately $24 million.
Note 3 Significant Acquisitions and Disposition
Acquisition of Citi Cards Canada Inc.’s Canadian MasterCard portfolio
On September 1, 2010, we completed the acquisition of Citi Cards Canada Inc.’s (Citi) rights and obligations in respect of their Canadian MasterCard (MasterCard) portfolio for cash consideration of approximately $1.2 billion. The total portfolio consists of approximately $2.3 billion of directly owned and securitized credit card receivables to Broadway Trust, as well as certain other related assets. We purchased $811 million of directly owned credit card receivables. We also purchased $201 million of retained interests in securitized assets in the form of subordinated notes, $159 million of cash, and a customer relationship intangible asset of $46 million. We incurred $45 million of other liabilities as part of the purchase.
     Broadway Trust had $1.2 billion of sold receivables and approximately $100 million of cash. These assets were funded by $1.1 billion of externally issued senior notes and $0.2 billion of subordinated notes, as mentioned above.
     We have retained Citi as the transitional servicer until we transfer these accounts onto our platforms.
     The allocation of the purchase price is subject to post closing adjustments and final valuations.
Acquisition of CIT Business Credit Canada Inc.
On April 30, 2010, CIBC acquired from CIT Financial Ltd. (CIT) the 50% interest in CIT Business Credit Canada Inc. (CITBCC) that we did not already own. Total cash consideration was $306 million. Additional cash consideration of up to $8 million may be payable to CIT depending on certain circumstances. The transaction has been accounted for using the purchase method and as a result, we fully consolidated CITBCC commencing April 30, 2010. Prior to that date, we accounted for our 50% interest using the proportionate consolidation method of accounting.
     CITBCC’s results continue to be reported within CIBC Retail Markets reporting segment. Subsequent to the acquisition, CITBCC was renamed CIBC Asset-Based Lending Inc.
Investment in The Bank of N.T. Butterfield & Son Limited
On March 2, 2010, we invested $155 million (US$150 million) for a direct 22.5% common equity interest in The Bank of N.T. Butterfield & Son Limited (Butterfield). Pursuant to a rights offering, which closed on May 11, 2010, our direct investment decreased to $130 million (US$125 million) or 18.8%. We also invested $23 million (US$22 million) or 3.3% on March 2, 2010 indirectly through a private equity fund, which was reduced to $19 million (US$18 million) or 2.7% as a result of the rights offering. Our total ownership in Butterfield may decrease in the future under certain circumstances.
     Our direct equity investment is accounted for using the equity method of accounting.
     In addition, we provided Butterfield with a senior secured credit facility for up to $306 million (US$300 million) that was reduced from the original $510 million (US$500 million), at Butterfield’s request. We also nominated two out of twelve directors on Butterfield’s Board of Directors.
Sale of CIBC Mellon Trust Company’s Issuer Services business
On July 28, 2010, CIBC Mellon Trust Company (CMT), a 50/50 joint venture between CIBC and The Bank of New York Mellon, announced it had signed an agreement to sell its Issuer Services business (stock transfer and employee share purchase plan). The transaction closed on November 1, 2010. CMT’s Issuer Services business results are reported in CIBC’s Corporate and Other reporting segment, and the results of its operations are not considered significant to CIBC’s consolidated results.

Consolidated Financial Statements
Note 4 Securities

Residual term to contractual maturity

									No specific
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		maturity		2010 Total		2009 Total

	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$3,850	1.4%	$1,339	1.8%	$202	4.2%	$—	—%	$—	—%	$5,391	1.6%	$18,112	2.1%
Other Canadian governments	1,703	1.4	684	2.6	1,803	4.4	498	6.1	—	—	4,688	3.2	2,483	3.9
U.S. Treasury	3,127	0.2	112	2.0	109	2.6	—	—	—	—	3,348	0.3	7,036	0.1
Other foreign governments	881	1.5	1,968	3.0	207	6.8	225	6.4	—	—	3,281	3.1	3,781	3.3
Mortgage-backed securities(2)	64	2.4	3,918	2.7	127	4.2	618	1.1	—	—	4,727	2.6	3,184	3.8
Asset-backed securities	134	8.1	1,604	4.5	11	2.8	6	—	—	—	1,755	4.7	1,959	4.7
Corporate public debt	1,829	0.5	697	2.3	102	7.3	48	9.2	—	—	2,676	1.4	2,520	2.2
Corporate private debt	16	4.3	38	6.3	6	10.9	—	—	—	—	60	6.2	152	5.0

Total debt securities	11,604		10,360		2,567		1,395		—		25,926		39,227

Corporate public equity	—	—	—	—	—	—	—	—	113	4.5	113	4.5	110	—
Corporate private equity	—	—	5	5.0	—	—	5	6.0	572	—	582	0.1	823	—

Total equity securities	—		5		—		5		685		695		933

Total AFS securities	$11,604		$10,365		$2,567		$1,400		$685		$26,621		$40,160

Trading securities
Securities issued or guaranteed by:
Canadian federal government	$2,940		$4,514		$873		$989		$—		$9,316		$5,736
Other Canadian governments	1,040		625		614		367		—		2,646		1,470
U.S. Treasury and agencies	51		228		85		1		—		365		213
Other foreign governments	102		186		5		1		—		294		273
Mortgage-backed securities(3)	257		18		6		4		—		285		177
Asset-backed securities	124		42		67		1,451		—		1,684		1,193
Corporate public debt	311		469		169		110		—		1,059		973
Corporate public equity	—		—		—		—		12,908		12,908		5,075

Total trading securities	$4,825		$6,082		$1,819		$2,923		$12,908		$28,557		$15,110

FVO securities
Securities issued or guaranteed by:
Canadian federal government	$655		$540		$307		$—		$—		$1,502		$1,334
Other Canadian governments	—		—		—		46		—		46		—
U.S. Treasury and agencies	—		59		—		—		—		59		105
Mortgage-backed securities(4)	332		19,795		221		56		—		20,404		20,602
Asset-backed securities	—		—		7		198		—		205		265
Corporate public debt	—		—		80		134		—		214		—

Total FVO securities	$987		$20,394		$615		$434		$—		$22,430		$22,306

Total securities(5)	$17,416		$36,841		$5,001		$4,757		$13,593		$77,608		$77,576

(1)	Represents the weighted-average yield, which is determined by applying the weighted-average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $3,738 million (2009: $1,862 million) and fair value of $3,830 million (2009: $1,927 million); securities issued by Federal National Mortgage Association (Fannie Mae), having amortized cost of $18 million (2009: $414 million) and fair value of $18 million (2009: $422 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), having amortized cost of nil (2009: $257 million) and fair value of nil (2009: $262 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $711 million (2009: $80 million) and fair value of $714 million (2009: $81 million).

(3)	Includes securities backed by mortgages insured by the CMHC of $36 million (2009: $13 million).

(4)	Includes securities backed by mortgages insured by the CMHC of $20.3 billion (2009: $20.4 billion); securities issued by Fannie Mae $25 million (2009: $103 million); and securities issued by Ginnie Mae $56 million (2009: $68 million).

(5)	Includes securities denominated in U.S. dollars with carrying value of $14.2 billion (2009: $19.1 billion) and securities denominated in other foreign currencies with carrying value of $799 million (2009: $934 million).

Consolidated Financial Statements
Reclassification of securities
In October 2008, amendments made to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” permitted certain trading financial assets to be reclassified to HTM and AFS in rare circumstances. In July 2009, amendments made to section 3855 resulted in the reclassification of these HTM securities to loans effective November 1, 2008. In the current year, we have not reclassified any securities.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified to date:

$ millions, as at October 31	2010		2009

	Reclassified in prior				Reclassified in
	years (2009 and 2008)		Reclassified in 2009		prior years (2008)

	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value

Trading assets previously reclassified to HTM (currently in loans)	$5,525	$5,699	$—	$—	$5,843	$6,202
Trading assets previously reclassified to AFS	55	55	84	84	786	786

Total financial assets reclassified	$5,580	$5,754	$84	$84	$6,629	$6,988

$ millions, for the year ended October 31	2010	2009	2008(1)

Net income (before taxes) recognized on securities reclassified
Gross income recognized in income statement	$158	$284	$389
Impairment write-downs	—	(100)	—
Funding related interest expense	(77)	(149)	(46)

	$81	$35	$343

Impact on net income if reclassification had not been made
On trading assets previously reclassified to HTM (currently in loans)	$(185)	$(269)	$629
On trading assets previously reclassified to AFS	(8)	(25)	8

Increase (decrease) in income, before taxes	$(193)	$(294)	$637

(1)	Income or loss impact is for the three months ended October 31, 2008 as certain securities were reclassified at the beginning of August 1, 2008.
     There was no reclassification of securities during the year. The effective interest rates on trading securities previously reclassified to AFS ranged from 1% to 12% in 2009 (2008: 3% to 13%) with expected recoverable cash flows of $145 million (2008: $1.2 billion) as of their reclassification date.
Fair value of AFS securities

$ millions, as at October 31	2010				2009

		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$5,385	$8	$(2)	$5,391	$18,072	$57	$(17)	$18,112
Other Canadian governments	4,602	86	—	4,688	2,448	36	(1)	2,483
U.S. Treasury	3,343	5	—	3,348	7,024	12	—	7,036
Other foreign governments	3,251	47	(17)	3,281	3,732	53	(4)	3,781
Mortgage-backed securities	4,627	103	(3)	4,727	3,105	86	(7)	3,184
Asset-backed securities	1,758	34	(37)	1,755	1,998	9	(48)	1,959
Corporate public debt	2,659	18	(1)	2,676	2,497	29	(6)	2,520
Corporate public equity	114	8	(9)	113	125	25	(40)	110
Corporate private debt	52	9	(1)	60	164	3	(15)	152
Corporate private equity(1)	582	337	(9)	910	823	312	(39)	1,096

	$26,373	$655	$(79)	$26,949	$39,988	$622	$(177)	$40,433

(1)	Carried at cost on the consolidated balance sheet as these do not have quoted market values in an active market.

Consolidated Financial Statements
For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2010						2009

	Less than 12 months		12 months or longer			Total	Less than 12 months		12 months or longer			Total

		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$2,483	$(2)	$—	$—	$2,483	$(2)	$2,446	$(17)	$—	$—	$2,446	$(17)
Other Canadian governments	758	—	—	—	758	—	224	(1)	—	—	224	(1)
U.S. Treasury	3,060	—	—	—	3,060	—	2,868	—	—	—	2,868	—
Other foreign governments	948	(17)	—	—	948	(17)	551	(4)	—	—	551	(4)
Mortgage-backed securities	588	(3)	—	—	588	(3)	989	(7)	—	—	989	(7)
Asset-backed securities	123	(37)	—	—	123	(37)	953	(48)	—	—	953	(48)
Corporate public debt	881	(1)	—	—	881	(1)	482	(6)	—	—	482	(6)
Corporate public equity	—	—	100	(9)	100	(9)	—	—	75	(40)	75	(40)
Corporate private debt	—	—	25	(1)	25	(1)	801	(15)	—	—	801	(15)
Corporate private equity	36	(6)	19	(3)	55	(9)	227	(37)	9	(2)	236	(39)

	$8,877	$(66)	$144	$(13)	$9,021	$(79)	$9,541	$(135)	$84	$(42)	$9,625	$(177)

     As at October 31, 2010, the amortized cost of 170 AFS securities that are in a gross unrealized loss position (2009: 279 securities) exceeded their fair value by $79 million (2009: $177 million). The securities that have been in a gross unrealized loss position for more than a year include nine AFS securities (2009: five securities), with a gross unrealized loss of $13 million (2009: $42 million). We have determined that the unrealized losses on these AFS securities are temporary in nature.
     The table below presents realized gains, losses and impairment write-downs on AFS securities. There were no HTM securities as at October 31, 2010 and 2009. As at October 31, 2008, the amortized cost of 48 HTM securities that were in a gross unrealized loss position exceeded their fair value by $629 million.

$ millions, for the year ended October 31	2010	2009	2008

AFS securities(1)
Realized gains	$510	$1,224	$416
Realized losses	(45)	(736)	(112)
Impairment write-downs
Debt securities	(22)	(122)	(202)
Equity securities	(43)	(91)	(142)

	$400	$275	$(40)

(1)	Corporate private equity securities amounting to $56 million (2009: $32 million; 2008: $99 million) carried at cost on the consolidated balance sheet were sold during the year, resulting in net realized gains of $52 million (2009: $28 million; 2008: $48 million).

Consolidated Financial Statements
Note 5 Loans(1)(2)

$ millions, as at October 31	2010						2009

	Gross		Specific	General	Total		Gross	Specific	General	Total
	amount		allowance	allowance	allowance	Net total	amount	allowance	allowance	allowance	Net total

Amortized cost
Residential mortgages	$93,568	(3)	$30	$9	$39	$93,529	$86,152	$35	$7	$42	$86,110
Personal(4)	34,335		224	293	517	33,818	33,869	258	283	541	33,328
Credit card	12,127		—	478	478	11,649	11,808	—	549	549	11,259
Business and government(5)	38,561	(3)	377	309	686	37,875	37,117	442	386	828	36,289

	178,591		631	1,089	1,720	176,871	168,946	735	1,225	1,960	166,986
Designated at fair value
Business and government (Note 13)	21		—	—	—	21	226	—	—	—	226

	$178,612		$631	$1,089	$1,720	$176,892	$169,172	$735	$1,225	$1,960	$167,212

(1)	Loans are net of unearned income of $256 million (2009: $226 million).

(2)	Includes gross loans of $18.7 billion (2009: $19.4 billion) denominated in U.S. dollars and of $2.7 billion (2009: $3.1 billion) denominated in other foreign currencies.

(3)	Includes $10 million of residential mortgages in the Caribbean region and $44 million of business loans pertaining to troubled-debt restructuring undertaken during 2010 and classified as performing as at October 31, 2010.

(4)	Includes $210 million (2009: $219 million), including a non-recourse portion of approximately $4 million (2009: $4 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $184 million (2009: $190 million) relate to individuals who are no longer employed by CIBC.

(5)	Includes HTM securities reclassified to loans during 2009. Refer to Note 4 for additional details.
Loan maturities

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2010
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$9,787	$74,543	$6,320	$2,918	$93,568
Personal	14,342	19,276	292	425	34,335
Credit card	3,116	9,011	—	—	12,127
Business and government	16,445	10,887	4,889	6,361	38,582

	$43,690	$113,717	$11,501	$9,704	$178,612

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$51,442	$6,509	$1,027	$58,978
Floating interest rates		62,275	4,992	8,677	75,944

		$113,717	$11,501	$9,704	$134,922

Allowance for credit losses
     Commencing the fourth quarter of 2009, interest income on credit card loans is only accrued where there is an expectation of receipt. Previously, interest income was accrued until the credit card loans were written off upon 180 days in arrears or when notified of customer bankruptcy. This change resulted in a decrease in interest income and a decrease in provision for credit losses of approximately $14 million and $18 million, respectively, in 2009.
Specific allowance

	Residential mortgages			Personal			Credit card			Business and government				Total specific allowance

$ millions, as at or for the
year ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010		2009	2008	2010	2009	2008

Balance at beginning of year	$35	$36	$30	$258	$207	$207	$—	$—	$—	$443		$200	$194	$736	$443	$431
Provision for credit losses	10	10	6	309	364	242	624	646	347	258		392	105	1,201	1,412	700
Write-offs	(12)	(9)	(4)	(372)	(344)	(286)	(708)	(714)	(412)	(326	)(1)	(156)	(148)	(1,418)	(1,223)	(850)
Recoveries	—	—	—	27	25	29	84	68	64	12		28	21	123	121	114
Other	(3)	(2)	4	2	6	15	—	—	1	(10)		(21)	28	(11)	(17)	48

Balance at end of year	$30	$35	$36	$224	$258	$207	$—	$—	$—	$377		$443	$200	$631	$736	$443

Comprises:
Loans	$30	$35	$36	$224	$258	$207	$—	$—	$—	$377		$442	$200	$631	$735	$443
Letters of credit(2)	—	—	—	—	—	—	—	—	—	—		1	—	—	1	—

(1)	Includes $56 million (2009: no material write-offs) relating to troubled-debt restructuring for the year.

(2)	Included in Other liabilities.

Consolidated Financial Statements
General allowance

	Residential mortgages			Personal			Credit card			Business and government			Total general allowance

$ millions, as at or for the
year ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Balance at beginning of year	$7	$10	$11	$283	$286	$368	$549	$349	$259	$468	$435	$374	$1,307	$1,080	$1,012
Provision for (reversal of) credit losses	2	(3)	(1)	14	7	(77)	(71)	200	90	(100)	33	61	(155)	237	73
Other	—	—	—	(4)	(10)	(5)	—	—	—	5	—	—	1	(10)	(5)

Balance at end of year	$9	$7	$10	$293	$283	$286	$478	$549	$349	$373	$468	$435	$1,153	$1,307	$1,080

Comprises:
Loans	$9	$7	$10	$293	$283	$286	$478	$549	$349	$309	$386	$358	$1,089	$1,225	$1,003
Undrawn credit facilities(1)	—	—	—	—	—	—	—	—	—	64	82	77	64	82	77

(1)	Included in Other liabilities.
Impaired loans

$ millions, as at October 31				2010			2009

	Gross		Specific	Net	Gross	Specific	Net
	amount		allowance	total	amount	allowance	total

Residential mortgages	$452		$30	$422	$402	$35	$367
Personal	304		224	80	325	258	67
Business and government	1,080	(1)	377	703	1,184	442	742

Total impaired loans(2)(3)	$1,836		$631	$1,205	$1,911	$735	$1,176

(1)	Includes $157 million relating to troubled-debt restructuring that was classified as impaired loans as at October 31, 2010.

(2)	Average balance of gross impaired loans was $1,917 million (2009: $1,345 million).

(3)	Foreclosed assets of $63 million (2009: $17 million) were included in Other assets.
Contractually past due loans but not impaired
Contractually past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Consumer overdraft balances past due less than 31 days have been excluded from the table below as the information is currently indeterminable.

	Less than	31 to	Over	2010	2009
$ millions, as at October 31	31 days	90 days	90 days	Total	Total

Residential mortgages	$1,574	$587	$214	$2,375	$2,347
Personal	437	121	33	591	690
Credit card	724	183	114	1,021	947
Business and government	318	217	20	555	598

	$3,053	$1,108	$381	$4,542	$4,582

As at October 31, 2010, the interest entitlements on loans classified as impaired totalled $128 million (2009: $103 million; 2008: $76 million), of which $42 million (2009: $40 million; 2008: $39 million) were in Canada and $86 million (2009: $63 million; 2008: $37 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $66 million (2009: $105 million; 2008: $55 million), of which $49 million (2009: $59 million; 2008: $45 million) was in Canada and $17 million (2009: $46 million; 2008: $10 million) was outside Canada.
Net interest income after provision for credit losses

$ millions, for the year ended October 31	2010	2009	2008

Interest income	$9,095	$9,297	$14,163
Interest expense	2,891	3,903	8,956

Net interest income	6,204	5,394	5,207
Provision for credit losses	1,046	1,649	773

Net interest income after provision for credit losses	$5,158	$3,745	$4,434

Consolidated Financial Statements
Note 6 Securitizations and Variable Interest Entities
Securitization
Residential mortgages
We securitize insured fixed and variable-rate residential mortgages through the creation of MBS under the Canada Mortgage Bond program, sponsored by the CMHC, and the Government of Canada National Housing Act MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. We act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have determined that we are not the primary beneficiary of the trust and, therefore, do not consolidate the trust. We had $936 million (2009: $1,024 million) in interest-only strips relating to the securitized assets and another $25 million (2009: $38 million) in interest-only strips relating to other CMHC MBS programs. Credit losses are not expected as the mortgages are insured.
     We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a QSPE. We provide a first-loss protection to the QSPE as we have a retained interest in the excess spread that is subordinate to the funding obligations applicable to the investors of the ABS. We had $85 million (2009: $91 million) of interest-only strips relating to the excess spread; we also held $187 million (2009: $408 million) in notes issued by the QSPE, of which $139 million (2009: $372 million) were R1 high notes and $48 million (2009: $36 million) were R1 mid notes. A liquidity facility of $959 million ($772 million net of our investments in the QSPE reflecting our remaining exposure) (2009: $851 million ($443 million net of our investments in the QSPE)) was provided to the QSPE which was not drawn as at October 31, 2010 or 2009. In addition, we had $59 million (2009: $25 million) of first recourse protection. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived off the coupon of the underlying mortgages. Total assets in the QSPE were $1,019 million (2009: $851 million), which includes $352 million (2009: $414 million) of Prime mortgages and $586 million (2009: $431 million) of Near-Prime/ Alt-A mortgages. We held another $62 million (2009: $116 million) in inventory that is available for securitization. The Near-Prime/Alt-A mortgages have an average loss rate over the past five years of 37 basis points and an average loan-to-value ratio of 74%.
     Upon sale of these assets, a net gain or loss is recognized in Income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.
Commercial mortgages
We securitize commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. We held ownership certificates of $5 million (2009: $26 million). We continue to service the mortgages. There were no commercial mortgage securitizations during the year.
Cards
Cards II Trust
We securitize credit card receivables to Cards II Trust (Cards II), a QSPE established to purchase a proportionate share of designated portfolios with the proceeds received from the securities issued by the QSPE. Our Cards II credit card securitizations are revolving securitizations, with new credit card receivables sold to Cards II each period in order to replenish receivable amounts as credit card clients repay their balances. We are one of several underwriters that distribute the securities issued by Cards II. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     We had interest-only strips of $15 million (2009: $11 million), subordinated and enhancement notes of Cards II of $250 million (2009: $268 million), and senior notes of $99 million (2009: $96 million).
Broadway Trust
In connection with the acquisition of the MasterCard portfolio (see Note 3), we also securitize credit card receivables to Broadway Trust. Broadway Trust is a QSPE established to purchase credit card receivables associated with explicitly identified individual accounts with the proceeds received from the securities issued by the QSPE. Our Broadway Trust credit card securitizations are revolving securitizations, with new credit card receivables sold to the QSPE each period in order to replenish receivable amounts as credit card clients repay their balances. While we have assumed Citi’s servicing responsibilities to Broadway Trust, we have retained Citi as the transitional servicer until such time that we can transfer these accounts onto our platforms. From the close of the acquisition on September 1, 2010 to the year end, we did not securitize any new credit card receivables to Broadway Trust.
     As at October 31, 2010, we held subordinated notes of Broadway Trust of $202 million, and senior notes of $25 million.
     The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2010		2009		2008

	Residential		Residential		Residential
	mortgages	Cards(1)	mortgages	Cards(1)	mortgages

Securitized(2)	$17,529	$1,799	$25,568	54	$24,895
Sold(2)	12,453	1,799	20,780	54	11,381
Net cash proceeds	12,532	1,660	20,744	—	11,328
Retained interest	505	146	1,073	54	340
Gain (loss) on sale, net of transaction costs	255	4	145	(1)	105
Retained interest assumptions (%)
Weighted-average remaining life (in years)	3.1	0.2	3.6	0.2	3.5
Prepayment/payment rate	15.0 – 18.0	37.4 – 37.6	12.0 – 24.0	37.9	11.0 – 36.0
Internal rate of return	1.6 – 9.3	3.6 – 3.7	1.5 – 8.8	2.8	2.4 – 7.0
Expected credit losses	0.0 – 0.4	5.2 – 5.9	0.0 – 0.2	6.9	0.0 – 0.1

(1)	Reinvestment in revolving securitizations is not included.

(2)	Includes $409 million (2009: $247 million; 2008: $160 million) of uninsured fixed-rate mortgages securitized to a QSPE.

Consolidated Financial Statements
The following table summarizes the total assets of the QSPEs involved in the securitization and the classification of assets recorded on our consolidated balance sheet, relating to securitization of our own assets to QSPEs and VIEs:

$ millions, as at October 31	2010			2009

	Residential and			Residential and
	commercial			commercial
	mortgages	Cards(2)	Total	mortgages	Cards	Total

Total assets of QSPEs(1)	$1,019	$4,066	$5,085	$851	$2,421	$3,272

On balance sheet assets of QSPEs and VIEs
Securities
Trading	$139	$25	$164	$1	$—	$1
AFS	1,074	217	1,291	1,586	279	1,865
Loans	—	349	349	—	96	96
Other assets	59	—	59	25	—	25

	$1,272	$591	$1,863	$1,612	$375	$1,987

(1)	Excludes assets securitized through pass-through QSPE structure.

(2)	Includes assets related to the acquisition of the MasterCard portfolio.
We also have a servicing liability of $126 million (2009: $139 million) related to residential mortgages securitization and a servicing liability of $12 million (2009: $10 million) related to cards securitization.
     The following table summarizes certain cash flows as a result of securitization activity:

$ millions, for the year ended October 31	2010		2009		2008

	Residential		Residential		Residential
	mortgages	Cards	mortgages	Cards	mortgages	Cards

Proceeds from new securitizations	$12,532	$1,799	$20,744	$54	$11,328	$—
Proceeds reinvested in revolving securitizations	—	12,816	—	14,642	—	19,324
Servicing fees received	74	49	72	64	61	81
Cash flows received on interest-only strips and other	494	305	427	260	147	301

Key economic assumptions used in measuring the fair value of interest-only strips in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the interest-only strips is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

$ millions, as at October 31	2010		2009

	Residential		Residential
	mortgages	Cards	mortgages	Cards

Amortized cost of interest-only strips	$996	$15	$1,088	$11
Fair value of interest-only strips(1)	1,046	15	1,153	11
Weighted-average remaining life (in years)	2.3	0.2	2.7	0.2
Prepayment/payment rate	7.0 – 25.0%	37.6% (2)	7.0 – 25.0%	37.3	%(2)
Impact on fair value of a 10% adverse change	(23)	(1)	(32)	(1)
Impact on fair value of a 20% adverse change	(46)	(2)	(62)	(2)
Expected credit losses	0.0 – 0.4%	5.2%	0.0 – 0.4%	6.6%
Impact on fair value of a 10% adverse change	(1)	(3)	(1)	(3)
Impact on fair value of a 20% adverse change	(1)	(6)	(2)	(7)
Residual cash flows discount rate (annual rate)	1.2 – 3.6%	3.7%	0.4 – 4.3%	2.8%
Impact on fair value of a 10% adverse change	(2)	—	(2)	—
Impact on fair value of a 20% adverse change	(4)	—	(5)	—

(1)	There were no write-downs of interest-only strips.

(2)	Monthly payment rate.

Consolidated Financial Statements
The following table summarizes the loan principal, impaired and other past due loans, and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31	2010			2009

	Total	Impaired		Total	Impaired
	principal	and other		principal	and other
	amount of	past due	Net	amount of	past due	Net
Type of loan	loans	loans(1)	write-offs(2)	loans	loans(1)	write-offs(2)

Residential mortgages	$143,003	$934	$15	$135,190	$943	$13
Personal	34,335	337	345	33,869	370	319
Credit card	15,924	143	756	14,047	178	835
Business and government(3)	39,019	1,100	314	37,892	1,202	128

Total loans reported and securitized(4)	232,281	2,514	1,430	220,998	2,693	1,295

Less: Loans securitized
Residential mortgages	49,435	268	3	49,038	275	4
Credit card	3,797	29	132	2,239	29	189
Business and government(3)	437	—	—	549	—	—

Total loans securitized	53,669	297	135	51,826	304	193

Total loans reported on the consolidated balance sheet	$178,612	$2,217	$1,295	$169,172	$2,389	$1,102

(1)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

(2)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(3)	Includes commercial mortgages and investment-grade loans.

(4)	Includes loans outstanding and loans that have been securitized, which we continue to manage.
Variable interest entities
VIEs that are consolidated
We consolidate VIEs for which we are considered the primary beneficiary.
     The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2010	2009

Trading securities	$818	$669
AFS securities	85	91
Residential mortgages	62	115
Other assets	1	250

	$966	$1,125

Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements, or are a counterparty to a derivative transaction involving the VIE.
     In addition, we were considered the primary beneficiary for certain compensation trusts with assets of approximately $75 million (2009: $139 million), as represented by 1.0 million of our common shares (2009: 2.2 million). The consolidation of these trusts did not have a significant impact as both the assets (our common shares) and the liabilities (the obligation to deliver our common shares to the participants) of the trusts offset each other in Treasury shares on the consolidated balance sheet.
VIEs that are not consolidated
As at October 31, 2010, we have interests in VIEs involved in the securitization of third-party assets, for which we are not considered the primary beneficiary, and thus, we do not consolidate these VIEs. These VIEs include several CIBC-sponsored conduits and CDOs for which we act as structuring and placement agents.
     During 2009, CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million CIBC Tier 1 Notes — Series B, due June 30, 2108, which qualify as Tier 1 regulatory capital. For additional details, see Note 18.
     We also have interests in securities issued by entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Student Loan Marketing Association (Sallie Mae).
CIBC-sponsored conduits
We sponsor several non-consolidated multi-seller conduits in Canada that purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Total assets of these non-consolidated conduits amounted to $2.3 billion (2009: $3.7 billion). Certain of our conduits hold commercial paper issued by our other conduits. The underlying collateral amounts totalled $2.1 billion (2009: $3.6 billion) and are included in the total assets. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

Consolidated Financial Statements
We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management, and operations services. The liquidity facilities for our sponsored asset-backed commercial paper (ABCP) programs offered to external investors require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments.
     We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. Our direct investment in commercial paper issued by our sponsored conduits was $110 million (2009: $487 million). We also sponsor a single-seller conduit that provides funding to franchises of a major Canadian retailer. Total assets of this conduit amounted to $403 million (2009: $397 million). This conduit is financed through a 364-day syndicated commitment facility totalling $475 million. We participated in the commitment facility for $95 million. As at October 31, 2010 we funded $72 million (2009: $69 million) through the issuance of bankers’ acceptances.
CIBC structured CDO vehicles
We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.
Third-party structured vehicles — continuing
We have investments in third-party structured vehicles through our Treasury and trading activities.
     Our on-balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions excluding the impact of CVA.

		CIBC-	CIBC-	Third-party structured
		sponsored	structured	vehicles
$ millions, as at October 31		conduits	CDO vehicles	Run-off		Continuing	Total

2010	On-balance sheet assets(1)
	Trading securities	$110	$—	$621		$32	$763
	AFS securities	—	5	14		1,541	1,560
	FVO	—	9	—		205	214
	Loans	72	434	7,061		—	7,567
	Derivatives(2)	—	—	—		184	184

		$182	$448	$7,696		$1,962	$10,288

	On-balance sheet liabilities
	Derivatives(2)	$—	$36	$1,084		$2	$1,122

		$—	$36	$1,084		$2	$1,122

2009	On-balance sheet assets(1)
	Trading securities	$149	$—	$463		$6	$618
	AFS securities	338	5	15		1,424	1,782
	FVO	—	203	—		265	468
	Loans	69	529	6,198		—	6,796

		$556	$737	$6,676		$1,695	$9,664

	On-balance sheet liabilites
	Derivatives(2)	$—	$243	$2,213	(3)	$—	$2,456

		$—	$243	$2,213		$—	$2,456

$ millions, as at October 31	2010	2009

Maximum exposure to loss, net of hedges
Maximum exposure to loss before hedge positions	$17,318	$24,467 (3)
Less: Notional of protection purchased or hedges relating to written credit derivatives, less gross receivable on those hedges	(3,824)	(10,663)
Carrying value of hedged securities and loans	(7,330)	(9,086)

	$6,164	$4,718

(1)	Excludes securities issued by, retained interest in, and derivatives with, entities established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank and Sallie Mae.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.

(3)	Restated to exclude balances in and exposures to consolidated VIEs.

Consolidated Financial Statements
Note 7 Land, Buildings and Equipment

$ millions, as at October 31			2010	2009

		Accumulated	Net book	Net book
	Cost	amortization(1)	value	value

Land(2)	$238	$—	$238	$248
Buildings(2)	965	349	616	651
Computer equipment	1,067	839	228	219
Office furniture and other equipment(3)	697	357	340	285
Leasehold improvements	647	409	238	215

	$3,614	$1,954	$1,660	$1,618

(1)	Amortization of buildings, furniture, equipment, and leasehold improvements for the year amounted to $208 million (2009: $205 million; 2008: $203 million).

(2)	Land and buildings include amounts of $165 million (2009: $175 million) and $351 million (2009: $383 million), respectively, for which we are deemed to have ownership for accounting purposes.

(3)	Includes $132 million (2009: $69 million) of work-in-progress not subject to amortization.
Note 8 Goodwill, Software and Other Intangible Assets
We performed our annual impairment test on goodwill and other indefinite-lived intangible assets as at April 30, 2010. Based on our assessment, we determined that no impairment write-downs were required.
     The changes in the carrying amount of goodwill are as follows:

		CIBC Retail	Wholesale		Corporate	CIBC
$ millions, for the year ended October 31		Markets	Banking		and Other	Total

2010	Balance at beginning of year	$1,881	$72		$44	$1,997
	Acquisitions	5	—		—	5
	Dispositions	—	(31	)(1)	(1)	(32)
	Adjustments(2)	(56)	(1)		—	(57)

	Balance at end of year	$1,830	$40		$43	$1,913

2009	Balance at beginning of year	$1,993	$64		$43	$2,100
	Acquisitions	—	12		1	13
	Adjustments(2)	(112)	(4)		—	(116)

	Balance at end of year	$1,881	$72		$44	$1,997

(1)	Includes disposition of a consolidated U.S. investment.

(2)	Includes foreign currency translation adjustments.
The components of software and other intangible assets are as follows:

$ millions, as at October 31	2010			2009

	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount(1)	amortization(1)(2)	amount	amount(1)	amortization(1)(2)	amount

Finite-lived software and other intangible assets
Customer relationships(3)	$161	$90	$71	$112	$80	$32
Core deposit intangibles(4)	249	110	139	264	90	174
Contract based(5)	50	40	10	64	40	24
Software(6)	1,537	1,284	253	1,544	1,242	302

	1,997	1,524	473	1,984	1,452	532

Indefinite-lived other intangible assets
Contract based(5)	116	—	116	116	—	116
Brandname(4)	20	—	20	21	—	21

	136	—	136	137	—	137

Total software and other intangible assets	$2,133	$1,524	$609	$2,121	$1,452	$669

(1)	Includes foreign currency translation adjustments.

(2)	Amortization of finite-lived software and other intangible assets for the year amounted to $167 million (2009: $198 million; 2008: $207 million).

(3)	Represents customer relationships associated with the custody business and the intangible asset acquired as part of the MasterCard portfolio acquisition.

(4)	Acquired as part of the FirstCaribbean International Bank (FirstCaribbean) acquisition in 2007.

(5)	Represents a combination of management contracts purchased as part of past acquisitions.

(6)	Includes $73 million (2009: $63 million) of work-in-progress not subject to amortization.

Consolidated Financial Statements
The total estimated amortization expense relating to finite-lived software and other intangible assets for each of the next five years is as follows:

$ millions

2011	$131
2012	69
2013	39
2014	32
2015	25

Note 9 Other Assets

$ millions, as at October 31	2010	2009

Accrued interest receivable	$787	$679
Accrued benefit asset (Note 22)	1,426	1,243
Brokers’ client accounts	406	440
Current income tax receivable	577	594
Future income tax asset (Note 23)	767	1,635
Other prepayments and deferred items	656	748
Equity-accounted investments	298	190
Cheques and other items in transit, net	674	702
Derivative collateral receivable	4,912	6,545
Accounts receivable	687	578
Other	408	667

	$11,598	$14,021

Note 10 Deposits(1)(2)

	Payable on	Payable after	Payable on		2010	2009
$ millions, as at October 31	demand(3)	notice(4)	a fixed date(5)		Total	Total

Personal	$7,935	$61,079	$44,280		$113,294	$108,324
Business and government	29,490	13,050	85,219	(6)	127,759	107,209
Bank	1,020	5	4,593		5,618	7,584

	$38,445	$74,134	$134,092		$246,671	$223,117

Comprised of:
Held at amortized cost					$243,141	$218,632
Designated at fair value (Note 13)					3,530	4,485

Total deposits include:
Non-interest-bearing deposits
In domestic offices					$27,675	$25,570
In foreign offices					2,070	2,295
Interest-bearing deposits
In domestic offices					177,368	155,801
In foreign offices					39,115	37,494
U.S. federal funds purchased					443	1,957

					$246,671	$223,117

(1)	Includes deposits of $54.1 billion (2009: $47.1 billion) denominated in U.S. dollars and deposits of $5.4 billion (2009: $7.8 billion) denominated in other foreign currencies.

(2)	Net of own deposits purchased by CIBC of $648 million (2009: $698 million).

(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.

(6)	Includes covered bond deposits totalling $6.4 billion (2009: $3.2 billion) and $1.6 billion (2009: $1.6 billion) of Notes purchased by CIBC Capital Trust (see Note 18 for additional details).

Consolidated Financial Statements
Note 11 Other Liabilities

$ millions, as at October 31	2010	2009

Accrued interest payable	$1,336	$1,294
Accrued benefit liability (Note 22)	749	760
Gold and silver certificates	415	327
Brokers’ client accounts	898	3,048
Derivative collateral payable	3,062	3,010
Other deferred items	255	252
Negotiable instruments	1,194	1,269
Current income tax liability	29	130
Accounts payable and accrued expenses	1,832	1,836
Other(1)	2,802	1,767

	$12,572	$13,693

(1)	Includes $604 million payable in respect of non-cumulative preferred shares (Series 19 and 23) redeemed on October 31, 2010. See Note 17 for additional details.
Note 12 Trading Activities
Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities.
     Non-interest income also includes realized and unrealized gains and losses on trading derivatives.
     Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.
     The following tables present the assets and liabilities and income related to trading activities.
Trading Assets and Liabilities

$ millions, as at October 31	2010	2009

Assets
Debt securities(1)	$15,649	$10,035
Equity securities	12,908	5,075

Total securities (Note 4)	28,557	15,110
Derivative instruments (Note 14)	22,034	21,300

	$50,591	$36,410

Liabilities
Obligations related to securities sold short	$7,304	$4,681
Derivative instruments (Note 14)(1)	22,809	23,175

	$30,113	$27,856

Income (loss) from trading activities

$ millions, for the year ended October 31	2010	2009	2008

Trading income (loss) consists of:
Interest income	$495	$420	$1,826
Interest expense	277	183	2,244

Net interest income (expense)	218	237	(418)
Non-interest income	603	(531)	(6,821)

	$821	$(294)	$(7,239)

Trading income (loss) by product line:
Interest rates	$162	$145	$(168)
Foreign exchange	265	291	264
Equities	94	216	(258)
Commodities	33	44	30
Structured credit and other	267	(990)	(7,107)

	$821	$(294)	$(7,239)

(1)	Includes USRMM-related securities of $250 million (2009: $133 million) and derivative liabilities with notional of $1,445 million and fair value of $1,155 million (2009: notional of $2,693 million and fair value of $2,436 million), which are used to economically hedge a FVO liability with a fair value of $526 million (2009: $264 million) included in Note 13.

Consolidated Financial Statements
Note 13 Financial Instruments Designated at Fair Value (FVO)
FVO financial instruments include the following instruments:
•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps and seller swaps;

•	Financial liabilities that have one or more embedded derivatives which significantly modify the cash flows of the host liability; and

•	Loans hedged by credit derivatives.
The following tables present the FVO assets and liabilities and their hedges, and the related income from these financial instruments on a portfolio basis. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities, related hedging derivatives and securities sold short.
FVO Assets and Liabilities

$ millions, as at October 31	2010	2009

FVO assets
Debt securities	$22,430	$22,306
Business and government loans(1) (Note 5)	21	226

	$22,451	$22,532

FVO liabilities
Business and government deposits(2)(3)	$3,530	$4,485

	$3,530	$4,485

(1)	The undrawn credit exposure related to FVO loans was nil as at October 31, 2010 and 2009.

(2)	Included in business and government deposits is a limited recourse note of $526 million (2009: $264 million), which is hedged by USRMM-related securities of $250 million (2009: $133 million) that are classified as trading, and by derivative liabilities of $1,155 million (2009: $2,436 million). See Note 12 for additional details.

(3)	The carrying amount of FVO deposits was $6 million lower (2009: $269 million lower) than the amount if the deposits were carried on a contractual settlement amount.
Economic Hedging Assets and Liabilities of FVO Financial Instruments

$ millions, as at October 31	2010	2009

Assets
Derivative instruments (Note 14)	$492	$773

	$492	$773

Liabilities
Derivative instruments (Note 14)	$1,569	$1,667
Obligations related to securities sold short	1,844	1,182

	$3,413	$2,849

FVO and Related Hedges Income (Loss)

$ millions, for the year ended October 31	2010	2009	2008

Interest income	$335	$525	$846
Interest expense(1)	69	276	720

Net interest income	266	249	126

Non-interest income
FVO financial instruments	(291)	168	(488)
Economic hedges(2)	(332)	(201)	239

	(623)	(33)	(249)

	$(357)	$216	$(123)

(1)	Includes $15 million (2009: $10 million; 2008: $13 million) on obligations related to securities sold short hedging the FVO financial instruments.

(2)	Comprises derivative instruments held to economically hedge FVO financial instruments.
The changes in the fair value of the FVO loans attributable to changes in credit risk are calculated by determining the credit spread implicit in the fair value of comparable bonds issued by the same entity or others with similar characteristics. The change in fair value attributable to changes in CIBC’s credit risk is calculated by reference to the change in the credit spread implicit in the fair value of CIBC’s deposits.
     The following table presents the income (loss) due to changes in the fair value of FVO financial instruments attributable to changes in the credit risk:

	For the year			Cumulative for the period
$ millions	ended October 31			ended October 31(1)
	2010	2009	2008	2010	2009	2008

FVO loans	$—	$(29)	$(251)	$(1)	$(27)	$(306)
FVO loans, net of related hedges(2)	—	(8)	28	(1)	2	10
FVO liabilities	(1)	(5)	30	(3)	(6)	31

(1)	Change in the fair value of FVO financial instruments, held by CIBC at the end of the reporting period, since they were designated as FVO.

(2)	Notional amounts of the derivatives hedging the credit risk on FVO loans was nil (2009: $242 million; 2008: $1.5 billion).

Consolidated Financial Statements
Note 14 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31	2010		2009
	Assets	Liabilities	Assets	Liabilities

Trading (Note 12)	$22,034	$22,809	$21,300	$23,175
Designated accounting hedges (Note 15)	1,278	714	1,424	691
Economic hedges(1)
Economic hedges of FVO financial instruments (Note 13)	492	1,569	773	1,667
Other economic hedges	878	1,397	1,199	1,629

	$24,682	$26,489	$24,696	$27,162

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.
Derivatives used by CIBC
The majority of our derivative contracts are OTC transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted in both OTC and exchange markets.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts, but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts).
     In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash-based or physical, requiring the delivery of the reference asset to the option writer.
     In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns, such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
     Within our structured credit run-off portfolio, we hold purchased and sold protection on both single-name and index-reference obligations. These reference obligations include corporate debt, CDOs of residential mortgages, commercial mortgages, trust preferred securities, and collateralized loan obligations (CLOs). For both single-name and index credit default swap (CDS) contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the

Consolidated Financial Statements
reference obligation. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at the time of settling the credit derivative contract.
In our structured credit run-off portfolio, we also have total return swaps (TRS) on single-name reference obligations that are primarily CLOs. There is a regular payment calendar for the transfer of net returns. Where the reference asset is a security with a risk of default, the TRS agreement normally sets forth various payments and valuation steps required upon default. The TRS agreement may simply terminate and the parties exchange cash payments according to the value of the defaulted assets. There may be an exchange of cash with physical delivery of the defaulted assets. The total return payer may substitute another security for the defaulted one and continue the TRS arrangement. Collateral treatment is typically “full recourse,” meaning the total return receiver must post additional collateral if the asset value drops, or may withdraw collateral if the asset value increases.
Equity derivatives
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or single stock at a contracted price. Options are transacted in both OTC and exchange markets.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.
Notional amounts
     The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.
The following table presents the notional amounts of derivative instruments.

Consolidated Financial Statements

$ millions, as at October 31					2010			2009
	Residual term to contractual maturity
				Total
	Less than	1 to	Over	notional
	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
OTC
Forward rate agreements	$65,692	$5,803	$330	$71,825	$68,354	$3,471	$67,430	$3,750
Swap contracts	217,595	442,459	96,951	757,005	486,886	270,119	386,958	210,254
Purchased options	1,215	8,092	3,492	12,799	12,452	347	38,016	493
Written options	6,385	8,583	3,424	18,392	16,682	1,710	38,012	2,029

	290,887	464,937	104,197	860,021	584,374	275,647	530,416	216,526

Exchange traded
Futures contracts	16,250	12,213	—	28,463	27,427	1,036	23,728	723
Purchased options	5,352	21,628	—	26,980	26,980	—	28,456	—
Written options	6,062	27,749	—	33,811	33,811	—	54,961	—

	27,664	61,590	—	89,254	88,218	1,036	107,145	723

Total interest rate derivatives	318,551	526,527	104,197	949,275	672,592	276,683	637,561	217,249

Foreign exchange derivatives
OTC
Forward contracts	110,716	4,900	133	115,749	107,299	8,450	75,780	2,306
Swap contracts	21,200	50,598	21,630	93,428	85,995	7,433	61,177	5,238
Purchased options	11,936	1,707	—	13,643	13,566	77	5,591	—
Written options	10,634	1,233	92	11,959	11,880	79	5,251	154

	154,486	58,438	21,855	234,779	218,740	16,039	147,799	7,698

Exchange traded
Futures contracts	33	—	—	33	33	—	26	—

Total foreign exchange derivatives	154,519	58,438	21,855	234,812	218,773	16,039	147,825	7,698

Credit derivatives
OTC
Swap contracts purchased protection	—	—	—	—	—	—	—	17
Swap contracts written protection	—	—	2,982	2,982	2,982	—	3,657	—
Purchased options	75	6,711	16,569	23,355	22,149	1,206	35,046	2,517
Written options	76	3,922	8,082	12,080	12,080	—	20,520	27

Total credit derivatives	151	10,633	27,633	38,417	37,211	1,206	59,223	2,561

Equity derivatives(1)
OTC	13,033	3,522	34	16,589	16,057	532	9,126	318
Exchange traded	8,010	689	—	8,699	8,699	—	13,967	—

Total equity derivatives	21,043	4,211	34	25,288	24,756	532	23,093	318

Precious metal derivatives(1)
OTC	369	144	—	513	513	—	1,107	—
Exchange traded	19	—	—	19	19	—	11	—

Total precious metal derivatives	388	144	—	532	532	—	1,118	—

Other commodity derivatives(1)
OTC	3,075	3,531	272	6,878	6,878	—	7,654	—
Exchange traded	3,353	2,949	1	6,303	6,303	—	3,078	1,049

Total other commodity derivatives	6,428	6,480	273	13,181	13,181	—	10,732	1,049

	$501,080	$606,433	$153,992	$1,261,505	$967,045	$294,460	$879,552	$228,875

(1)	Comprises forwards, futures, swaps, and options.
The following table provides the fair value of derivative instruments by term to maturity.

$ millions, as at October 31				2010	2009
	Less than	1 to	Over	Total	Total
	1 year	5 years	5 years(1)	fair value	fair value

Derivative assets(2)	$3,765	$10,141	$10,776	$24,682	$24,696
Derivative liabilities(2)	3,999	11,633	10,857	26,489	27,162

(1)	CVA is included in over 5 years maturity.

(2)	Derivative assets and liabilities are stated before the effect of master netting agreements of $16,967 million (2009: $16,030 million). The amount of cash collateral receivable and payable on the contracts subject to master netting agreements were $4,890 million and $3,062 million, respectively (2009: $6,493 million and $3,010 million, respectively). In practice, a majority of the derivative cash flows settle within a year due to collateral requirements.
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant

Consolidated Financial Statements
interest rates, foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading income. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of OTC derivatives by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the MTM value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange-traded contracts are subject to initial margins and generally to daily settlement of variation margins. Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange and subject to daily margining requirements. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

$ millions, as at October 31				2010					2009
				Credit	Risk-				Credit	Risk-
	Current replacement cost(1)			equivalent	weighted	Current replacement cost(1)			equivalent	weighted
	Trading	ALM	Total	amount(2)	amount	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward contracts	$55	$—	$55	$49	$9	$42	$—	$42	$52	$10
Swap contracts	13,522	2,299	15,821	4,154	1,120	11,574	3,055	14,629	4,040	1,500
Purchased options	494	27	521	91	26	1,237	17	1,254	263	133

	14,071	2,326	16,397	4,294	1,155	12,853	3,072	15,925	4,355	1,643

Foreign exchange derivatives
Forward contracts	1,501	23	1,524	1,291	235	1,180	6	1,186	906	228
Swap contracts	3,662	256	3,918	2,985	626	2,999	292	3,291	2,509	673
Purchased options	227	—	227	113	36	130	—	130	75	28

	5,390	279	5,669	4,389	897	4,309	298	4,607	3,490	929

Credit derivatives(1)
Swap contracts	—	—	—	73	49	4	—	4	110	79
Purchased options	1,341	—	1,341	2,215	2,016	2,275	—	2,275	4,024	7,703
Written options(3)	—	—	—	10	4	1	—	1	34	18

	1,341	—	1,341	2,298	2,069	2,280	—	2,280	4,168	7,800

Equity derivatives(4)	468	40	508	648	250	613	1	614	345	146

Precious metal derivatives(4)	25	—	25	13	6	17	—	17	13	6

Other commodity derivatives(4)	460	—	460	703	219	677	—	677	828	297

	21,755	2,645	24,400	12,345	4,596	20,749	3,371	24,120	13,199	10,821
Less: effect of master netting agreements	(16,967)	—	(16,967)	—	—	(16,030)	—	(16,030)	—	—

	$4,788	$2,645	$7,433	$12,345	$4,596	$4,719	$3,371	$8,090	$13,199	$10,821

(1)	Exchange-traded instruments with a replacement cost of $279 million (2009: $551 million) are excluded in accordance with the guidelines of OSFI. Written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria under Basel II are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria under Basel II receive a counterparty credit risk charge.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $2,261 million (2009: $2,129 million). The collateral comprises cash $2,136 million (2009: $2,063 million) and government securities $125 million (2009: $66 million).

(3)	Comprises credit protection sold. The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps and options.

Consolidated Financial Statements
CVA
A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.
Financial guarantors
Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market-observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a gain of $703 million (2009: loss of $1.1 billion) against our receivables from financial guarantors. Separately, we recorded a net loss of $341 million on terminations and maturity of contracts with financial guarantors during the year. The fair value of derivative contracts with financial guarantors, net of CVA, was $734 million (2009: $1.5 billion).
Non-financial guarantors
Our methodology in establishing CVA against other derivative counterparties is also calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a gain of $27 million on our receivables from non-financial guarantors derivative counterparties.
Note 15 Designated Accounting Hedges
The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of operations:

$ millions, for the year ended October 31	2010	2009	2008

Fair value hedges(1)	$20	$85	$23
Cash flow hedges(2)(3)	(11)	(5)	2

(1)	Recognized in Net interest income.

(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.

(3)	Includes NIFO hedges.
Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and foreign exchange hedging activities are included in the consolidated statement of operations, and are not significant for the years ended October 31, 2010, 2009, and 2008.
     The following table presents the notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2010			2009
	Derivatives	Carrying value		Derivatives	Carrying value
	notional			notional
	amount	Positive	Negative	amount	Positive	Negative

Fair value hedges	$84,298	$1,240	$696	$60,022	$1,414	$672
Cash flow hedges	8,018	33	18	518	10	13
NIFO hedges	1,235	5	—	58	—	6

	$93,551	$1,278	$714	$60,598	$1,424	$691

In addition, foreign currency denominated deposit liabilities of $62 million (2009: $131 million) and $659 million (2009: $1,913 million) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

Consolidated Financial Statements
Note 16 Subordinated Indebtedness
The debt issues included in the table below are unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including our net investment in foreign operations) or is combined with cross-currency swaps to provide funding on a cost-effective basis and to manage currency risk. All redemptions are subject to regulatory approval.
Terms of Subordinated Indebtedness

$ millions, as at October 31										2010		2009
				Earliest date redeemable
		Contractual		At greater of Canada			Denominated		Par	Carrying	Par	Carrying
Interest rate %		Maturity date		Yield Price(1) and par	At par		in foreign currency		value	value(2)	value	value(2)

9.65		October 31, 2014		November 1, 1999					$250	$325	$250	$331
Floating	(3)	March 10, 2015			March 10, 2010				—	—	101	101
3.75	(4)	September 9, 2015		September 9, 2005	September 9, 2010	(5)			—	—	1,300	1,300
4.55	(4)	March 28, 2016		March 28, 2006	March 28, 2011				1,080	1,093	1,080	1,131
Fixed	(6)	March 23, 2017			September 23, 2012		TT$195 million		32	32	33	33
Floating	(7)	June 22, 2017			June 22, 2012		€200 million		284	284	319	319
5.15	(4)	June 6, 2018		June 6, 2008	June 6, 2013				550	557	550	560
4.11	(4)	April 30, 2020		April 30, 2010	April 30, 2015	(8)			1,100	1,100	—	—
6.00	(4)	June 6, 2023		June 6, 2008	June 6, 2018				600	600	600	600
8.70		May 25, 2029	(9)						25	42	25	40
11.60		January 7, 2031		January 7, 1996					200	200	200	200
10.80		May 15, 2031		May 15, 2021					150	150	150	150
8.70		May 25, 2032	(9)						25	43	25	40
8.70		May 25, 2033	(9)						25	43	25	40
8.70		May 25, 2035	(9)						25	44	25	40
Floating	(10)	July 31, 2084			July 27, 1990		US $198 million		202	202	214	214
Floating	(11)	August 31, 2085			August 20, 1991		US $67 million	(12)	68	68	72	72

									4,616	4,783	4,969	5,171
Subordinated debt held for trading purposes									(10)	(10)	(14)	(14)

									$4,606	$4,773	$4,955	$5,157

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.

(3)	Issued by FirstCaribbean. Interest rate is based on the three-month US$ LIBOR plus 0.70% until March 10, 2010, thereafter, at the three-month US$ LIBOR plus 1.95%. From February 2009 through to December 2009, a portion of this issue was repurchased and cancelled. The remaining principal amount was redeemed in 2010.

(4)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar banker’s acceptance rate plus a pre-determined spread.

(5)	During the year, we redeemed the outstanding principal amount plus interest accrued to the redemption date.

(6)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, and guaranteed on a subordinated basis by FirstCaribbean. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after September 23, 2012 by repaying the principal amount plus a penalty of 0.50% of the principal amount of the notes being redeemed.

(7)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(8)	CIBC’s ability to redeem prior to this date is subject to our receipt of notice or advice from OSFI that the Debentures no longer qualify as Tier 2 capital.

(9)	Not redeemable prior to maturity date.

(10)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(11)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.

(12)	A portion of this issue was repurchased and cancelled during 2009.
Subsequent to the year-end, on November 2, 2010, we issued $1,500 million principal amount of 3.15% Debentures (subordinated indebtedness) due November 2, 2020. The Debentures qualify as Tier 2 capital.
Repayment Schedule
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:

$ millions, as at October 31	2010

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	250
4 to 5 years	—
Over 5 years	4,366

$4,616

Consolidated Financial Statements
Note 17 Common and Preferred Share Capital and Preferred Share Liabilities
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Outstanding shares and dividends and interest paid

$ millions, except per share amounts,
as at or for the year ended October 31						2010						2009						2008
	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding			Dividends paid
	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share

Common shares(1)	392,738,700	$6,804		$1,350		$3.48	383,981,867	$6,241		$1,328		$3.48	380,804,829	$6,063		$1,285		$3.48

Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000	250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000	300		17		1.40
Series 28(2)	2,000	—	(3)	—	(3)	0.08	2,000	—	(3)	—	(3)	0.08	2,000	—	(3)	—	(3)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342	331		18		1.35
Series 30	16,000,000	400		19		1.20	16,000,000	400		19		1.20	16,000,000	400		19		1.20
Series 31	18,000,000	450		21		1.18	18,000,000	450		21		1.18	18,000,000	450		21		1.18
Series 32	12,000,000	300		14		1.13	12,000,000	300		14		1.13	12,000,000	300		14		1.13
Series 33	12,000,000	300		16		1.34	12,000,000	300		18		1.53	12,000,000	300		—		—
Series 35	13,000,000	325		21		1.63	13,000,000	325		16		1.19	—	—		—		—
Series 37	8,000,000	200		13		1.63	8,000,000	200		9		1.06	—	—		—		—

		$3,156		$169				$3,156		$162				$2,631		$119

	Shares outstanding		Interest paid		Shares outstanding		Interest paid		Shares outstanding		Interest paid
	No. of shares	Amount	Amount	$ per share	No. of shares	Amount	Amount	$ per share	No. of shares	Amount	Amount	$ per share

Class A Preferred Shares
Classified as liabilities
Series 19(4)	—	$—	$10	$1.24	8,000,000	$200	$10	$1.24	8,000,000	$200	$10	$1.24
Series 23(4)	—	—	21	1.33	16,000,000	400	21	1.33	16,000,000	400	21	1.33

		$—	$31			$600	$31			$600	$31

Total preferred shares		$3,156	$200			$3,756	$193			$3,231	$150

(1)	Includes treasury shares.

(2)	On June 17, 2009, CIBC’s offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share expired. We did not repurchase any shares under this offer in 2009 (2008: 500 shares repurchased).

(3)	Due to rounding.

(4)	On October 31, 2010, we redeemed and legally extinguished these non-cumulative preferred shares. Other liabilities (Note 11) include $604 million in respect of principal and premium amounts payable to holders. The payment was made subsequent to the year end on November 1, 2010.

Consolidated Financial Statements
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 18, and 26 through 32, are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.
     Class A Preferred Shares Series 26, 27 and 29 provide CIBC with the right to convert the shares to common shares on or after the specified conversion date indicated in the footnote to the following table. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. All other Class A Preferred Shares are not convertible into common shares.
     Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.
     Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.
     Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.
     Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter, Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.
     Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.
     Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.
     Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.
     Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter, Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.
     Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.
     Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

Consolidated Financial Statements
Terms of Class A Preferred Shares

	Quarterly	Specified	Cash redemption
	dividends per share(1)	redemption date	price per share

Series 18	$0.343750	October 29, 2012	$25.00

Series 26(2)	$0.359375	April 30, 2008	$26.00
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00

Series 27(2)	$0.350000	October 31, 2008	$26.00
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00

Series 28	$0.020000	June 17, 2009	$10.00

Series 29(2)	$0.337500	May 1, 2010	$26.00
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00

Series 30	$0.300000	April 30, 2010	$26.00
		April 30, 2011	25.75
		April 30, 2012	25.50
		April 30, 2013	25.25
		April 30, 2014	25.00

Series 31	$0.293750	January 31, 2012	$26.00
		January 31, 2013	25.75
		January 31, 2014	25.50
		January 31, 2015	25.25
		January 31, 2016	25.00

Series 32	$0.281250	April 30, 2012	$26.00
		April 30, 2013	25.75
		April 30, 2014	25.50
		April 30, 2015	25.25
		April 30, 2016	25.00

Series 33	$0.334375	July 31, 2014	$25.00

Series 35	$0.406250	April 30, 2014	$25.00

Series 37	$0.406250	July 31, 2014	$25.00

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

(2)	CIBC’s earliest conversion dates for common shares were: Series 26: April 30, 2008; Series 27: October 31, 2008; and Series 29: May 1, 2010.
Common shares issued
During the year, we issued 1.9 million (2009: 1.0 million) new common shares for a total consideration of $88 million (2009: $41 million), pursuant to stock option plans.
     Effective July 2009, participants in the Shareholder Investment Plan (Plan) receive a 3% discount from the average market price on the reinvested dividends in additional common shares. The discount applies to common shares received under the “Dividend Reinvestment Option” or “Stock Dividend Option” portions of the Plan. During the year, we issued 6.0 million (2009: 2.2 million) new common shares for a total consideration of $419 million (2009: $137 million), pursuant to the Plan.
     Effective February 2010, employee contributions to our Canadian ESPP have been used to purchase common shares issued from Treasury. We issued 0.8 million new common shares for a total consideration of $56 million, pursuant to the ESPP.
Common shares reserved for issue
As at October 31, 2010, 11,934,131 common shares (2009: 13,877,708) were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
     In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
     We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes –Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 18.

Consolidated Financial Statements
Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.
Capital
Objectives, policies, and procedures
Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board of Directors. These policies relate to capital strength, capital mix, dividends, return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.
     Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives, and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     There were no significant changes made in the objectives, policies, and procedures during the year.
Regulatory requirements
Our minimum regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolved from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS).
     Current BIS standards require that banks maintain minimum Tier 1 and Total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and Total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.
Regulatory capital and ratios
Regulatory capital consists of Tier 1 and Tier 2 capital.
     Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis, including substantial investments. Investment in insurance activities continues to be deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.
     Our capital ratios and assets-to-capital multiple are as follows:
Regulatory capital, risk-weighted assets, and capital ratios

$ millions, as at October 31	2010		2009

Capital
Tier 1 capital	$14,851		$14,154
Total regulatory capital	18,966		18,827

Risk-weighted assets
Credit risk	$86,782		$97,190
Market risk	1,625		1,321
Operational risk	18,256		18,787

Total risk-weighted assets	$106,663		$117,298

Capital ratios
Tier 1 capital ratio	13.9%		12.1%
Total capital ratio	17.8%		16.1%
Assets-to-capital multiple	17.0	x	16.3	x

The risk-based capital framework will be revised in the coming years. Effective the first quarter of fiscal 2012, banks are required to implement the series of guidelines issued by the Basel Committee on Banking Supervision (BCBS) in July 2009. The guidelines proposed enhancements to the market risk and credit risk framework. Starting January 1, 2013, banks will commence implementing the significant capital reforms proposed by BCBS since December 2009. The reforms will increase the quality, quantity, and consistency of capital to strengthen the resilience of the banking sector.

Consolidated Financial Statements
Note 18 Capital Trust Securities
On March 13, 2009, CIBC Capital Trust (the Trust), a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes — Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 (collectively, the Notes). The proceeds were used by the Trust to purchase senior deposit notes from CIBC. The Trust is a VIE not consolidated by CIBC; the Notes issued by the Trust are therefore not reported on the consolidated balance sheet. The senior deposit notes issued to the Trust are reported as Deposits — business and government on the consolidated balance sheet.
     The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.
     In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.
     CIBC Tier 1 Notes — Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes — Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.
     According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. As at October 31, 2010, we held $1 million (2009: $1 million) of Tier 1 Notes — Series B for trading purposes.
     The table below presents the significant terms and conditions of the Notes:

$ millions, as at October 31
				Earliest redemption dates		Principal amount
				At greater of
		Interest		Canada Yield
Issue	Issue date	payment dates	Yield	Price(1) and par	At par	2010	2009

CIBC Capital Trust — Tier 1 Notes
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.25%	June 30, 2014	June 30, 2039	300	300

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes — Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes — Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.
Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified above, and on any date thereafter, redeem the CIBC Tier 1 Notes Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes — Series A or Series B prior to the earliest redemption date specified above without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.
Note 19 Accumulated Other Comprehensive Income (AOCI)

$ millions, as at October 31	2010	2009

Net foreign currency translation adjustments	$(575)	$(495)
Net unrealized gains on AFS securities(1)	197	124
Net gains on cash flow hedges(2)	17	1

	$(361)	$(370)

(1)	Includes $53 million (2009: $101 million) of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $8 million (2009: $3 million) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to eight years (2009: four years) thereafter.

Consolidated Financial Statements
Note 20 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities, and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2010	Assets
	Cash and deposits with banks	$233	$9,887	$238	$—	$—	$1,694	$12,052
	Effective yield		0.96%	1.37%
	Trading securities	—	2,066	3,583	6,082	3,918	12,908	28,557
	Effective yield		1.56%	2.10%	2.86%	4.59%
	AFS securities	—	8,721	5,992	8,417	2,796	695	26,621
	Effective yield		1.10%	2.03%	3.50%	4.80%
	FVO securities	—	9,148	2,778	9,703	801	—	22,430
	Effective yield		1.10%	1.19%	2.51%	4.43%
	Securities borrowed or purchased under resale agreements	—	36,197	1,145	—	—	—	37,342
	Effective yield		0.89%	1.15%
	Loans	94,764	16,228	17,465	42,359	2,784	3,292	176,892
	Effective yield		3.19%	4.62%	4.44%	5.15%
	Other	—	29,739	—	—	—	18,407	48,146
	Structural assumptions	(8,729)	1,306	3,678	6,143	—	(2,398)	—

	Total assets	$86,268	$113,292	$34,879	$72,704	$10,299	$34,598	$352,040

	Liabilities and shareholders’ equity
	Deposits	$87,067	$58,046	$28,987	$38,530	$4,205	$29,836	$246,671
	Effective yield		1.04%	1.79%	3.01%	5.50%
	Obligations related to securities sold short	—	100	1,364	3,930	2,886	1,393	9,673
	Effective yield		0.96%	1.09%	1.47%	2.59%
	Obligations related to securities lent or sold under repurchase agreements	—	28,220	—	—	—	—	28,220
	Effective yield		0.77%	—
	Subordinated indebtedness	—	284	1,393	1,974	1,122	—	4,773
	Effective yield		1.08%	3.75%	5.31%	8.05%
	Other	—	29,908	—	954	1,996	29,845	62,703
	Structural assumptions(1)	(17,445)	5,292	17,212	20,835	—	(25,894)	—

	Total liabilities and shareholders’ equity	$69,622	$121,850	$48,956	$66,223	$10,209	$35,180	$352,040

	On-balance sheet gap	$16,646	$(8,558)	$(14,077)	$6,481	$90	$(582)	$—
	Off-balance sheet gap(2)	—	(9,812)	12,468	(2,342)	(314)	—	—

	Total gap	$16,646	$(18,370)	$(1,609)	$4,139	$(224)	$(582)	$—
	Total cumulative gap	$16,646	$(1,724)	$(3,333)	$806	$582	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$19,030	$(15,413)	$(13,657)	$10,991	$(101)	$(850)	$—
	Foreign currencies	(2,384)	6,855	(420)	(4,510)	191	268	—

	Total on-balance sheet gap	$16,646	$(8,558)	$(14,077)	$6,481	$90	$(582)	$—

	Off-balance sheet gap(2)
	Canadian currency	$—	$(4,842)	$12,584	$(7,253)	$(489)	$—	$—
	Foreign currencies	—	(4,970)	(116)	4,911	175	—	—

	Total off-balance sheet gap	$—	$(9,812)	$12,468	$(2,342)	$(314)	$—	$—

	Total gap	$16,646	$(18,370)	$(1,609)	$4,139	$(224)	$(582)	$—

2009	Gap by currency
	On-balance sheet gap
	Canadian currency	$13,707	$(9,709)	$(27,002)	$23,502	$(2,505)	$2,007	$—
	Foreign currencies	(1,179)	1,759	(7,714)	3,468	1,112	2,554	—

	Total on-balance sheet gap	$12,528	$(7,950)	$(34,716)	$26,970	$(1,393)	$4,561	$—

	Off-balance sheet gap(2)
	Canadian currency	$—	$2,615	$18,831	$(22,062)	$616	$—	$—
	Foreign currencies	—	(6,035)	8,106	(1,279)	(792)	—	—

	Total off-balance sheet gap	$—	$(3,420)	$26,937	$(23,341)	$(176)	$—	$—

	Total gap	$12,528	$(11,370)	$(7,779)	$3,629	$(1,569)	$4,561	$—
	Total cumulative gap	$12,528	$1,158	$(6,621)	$(2,992)	$(4,561)	$—	$—

(1)	Commencing 2010, amounts reported exclude the impact of structural assumptions relating to shareholders’ equity.

(2)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

Consolidated Financial Statements
Note 21 Stock-based Compensation
Restricted Share Award Plan
Under our RSA plan, which began in 2000, certain key employees are granted annual awards to receive either common shares or an equivalent cash value in accordance with the terms of the grant. Additionally, RSAs may be awarded as special grants. RSAs generally vest at the end of three years or one-third annually. All awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.
     Prior to December 2008, grants were made in the form of share-settled awards. The funding for these awards was paid into a trust which purchased common shares in the open market. Grant date fair value of each share-settled RSA was calculated based on the weighted-average purchase price of the corresponding common shares that were purchased by the trust.
     Beginning December 2008, RSA grants are made in the form of cash-settled awards which are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. Grant date fair value of each cash-settled RSA is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a fixed date. Fair value for cash-settled RSAs is remeasured each period for subsequent changes in the market value of common shares.
     Compensation expense in respect of RSAs, before the impact of hedging, totalled $290 million in 2010 (2009: $217 million; 2008: $135 million). Liabilities in respect of cash-settled RSAs totalled $521 million (2009: $298 million; 2008: $117 million).
Special Incentive Program
Special Incentive Program (SIP) award units were granted only once in 2000.
     Certain key employees were granted awards to receive common shares. The funding for these awards was paid into a trust which purchased common shares in the open market.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one common share and additional RSIP DSUs in respect of dividends earned by the common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of common shares upon the participant’s retirement or termination of employment.
Performance Share Unit Plan
Under the PSU plan, which was introduced in 2005, certain key executives are granted awards to receive common shares or an equivalent cash value. Beginning December 2008, PSU grants are made only in the form of cash-settled awards, which are funded at the time of payment. PSUs vest at the end of three years. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.
     Recognition of compensation expense is based on management’s best estimate of the number of PSUs expected to vest. PSUs are remeasured for changes in management’s best estimate of the number of PSUs to vest and changes in the market value of common shares. Dividend equivalent amounts are recognized in compensation expense as incurred and in accordance with management’s best estimate of the number of PSUs expected to vest.
     Grant date fair value of PSUs is deemed to be the same as the grant date fair value of RSAs awarded at the same time.
     Compensation expense in respect of PSUs, before the impact of hedging, totalled $9 million in 2010 (2009: expense of $2 million; 2008: recovery of $13 million). Liabilities in respect of PSUs totalled $14 million (2009: $8 million; 2008: $11 million).
Book Value Unit Plan (BVU)
Under the BVU plan, which was introduced in 2010, certain key executives are granted awards denominated in BVUs. Each unit represents the right to receive a cash payment equal to the vesting price per unit, the value of which is related to the book value of CIBC on a per common share basis. BVUs vest at the end of three years. The final number of BVUs that vest will be adjusted for new issues of, re-purchases of, or dividends paid on common shares.
     Grant date fair value of BVUs is calculated based on the book value per share of common shares on the last day of the previous fiscal quarter.
     Compensation expense in respect of BVUs totalled $2 million in 2010. Liabilities in respect of BVUs totalled $2 million.
Directors’ Plans
Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.
     Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash-eligible remuneration in the form of cash, common shares, or DSUs. For purposes of this plan, cash-eligible remuneration includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers, and committee member retainers.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of the DSU components of these plans, before the impact of hedging, totalled $3 million (2009: $2 million; 2008: nil). Liabilities in respect of DSUs totalled $8 million (2009: $5 million; 2008: $5 million).

Consolidated Financial Statements
Stock option plans
We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans.
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options vested immediately and expire on the earlier of (i) 60 months after the date the director ceases to be a member of the Board of Directors, or (ii) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     Fair value of stock options is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.
     The weighted-average grant date fair value of options granted during 2010 has been estimated at $11.13 (2009: $13.60; 2008: $14.19). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2010	2009	2008

Weighted-average assumptions
Risk-free interest rate	2.88%	2.85%	4.33%
Expected dividend yield	6.57%	7.00%	6.23%
Expected share price volatility	32.20%	45.00%	32.35%
Expected life	6 years	6 years	6 years
Share price /exercise price	$70.71	$49.75	$75.60

Up to 50% of options relating to the ESOP granted prior to 2000 were eligible to be exercised as SARs. During 2009, all remaining SARs either expired or were exercised.
Compensation expense in respect of stock options and SARs, before the impact of hedging, totalled $11 million in 2010 (2009: expense of $9 million; 2008: recovery of $21 million). Liabilities in respect of SARs totalled nil (2009: nil; 2008: $6 million).
Stock option plans

As at or for the year ended October 31		2010		2009		2008
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	7,023,502	$56.53	7,270,168	$55.38	7,236,483	$51.63
Granted	708,434	70.71	1,077,608	49.75	876,342	75.60
Exercised(1)	(1,943,577)	43.28	(983,705)	39.10	(495,134)	41.83
Forfeited	—	—	(5,035)	72.06	(21,644)	74.69
Cancelled/Expired	(147,138)	56.47	(214,629)	73.09	(49,479)	79.69
Exercised as SARs	—	—	(120,905)	38.44	(276,400)	39.69

Outstanding at end of year	5,641,221	$62.88	7,023,502	$56.53	7,270,168	$55.38

Exercisable at end of year	3,560,238	$61.79	4,942,948	$53.47	5,654,145	$48.69

Available for grant	6,292,910		6,854,206		7,712,150

(1)	The weighted-average share price at the date of exercise was $69.69 (2009: $52.20; 2008: $70.15).
Stock options outstanding and vested

As at October 31, 2010		Stock options outstanding		Stock options vested
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise prices	outstanding	remaining	price	outstanding	price

$40.00 – $49.00	800,111	1.67	43.63	800,111	43.63
$49.01 – $55.00	1,295,142	6.38	50.28	518,726	51.06
$55.01 – $65.00	762,586	1.57	55.65	730,818	55.34
$65.01 – $75.00	1,604,866	6.73	70.82	695,978	71.71
$75.01 – $85.00	836,508	6.32	78.50	558,024	77.98
$85.01 – $105.00	342,008	6.04	96.33	256,581	96.33

	5,641,221	5.13	$62.88	3,560,238	$61.79

Employee Share Purchase Plan
Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar ESPPs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer

Consolidated Financial Statements
contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares. All employer contributions are used by the trustee to purchase shares on the open market. Effective February 2010, for our Canadian plan, shares purchased by the trustee using employee contributions are issued as treasury shares. FirstCaribbean operates its own ESPP, in which contributions are used by the plan trustee to purchase FirstCaribbean common shares in the open market.
     Our contributions are expensed as incurred and totalled $30 million in 2010 (2009: $30 million; 2008: $30 million).
Hedging
The impact due to changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, DSU, and SAR plans is hedged through the use of derivatives. Effective November 1, 2008, the gains and losses on these derivatives are recognized in compensation expense. In prior years, the gains and losses on these derivatives were recognized in other income. During the year, we recorded gains of $105 million (2009: gain of $60 million; 2008: loss of $49 million) in the consolidated statements of operations. Additionally, we recorded gains of $10 million (2009: $14 million; 2008: nil) in AOCI in respect of hedges of awards that are being expensed over vesting periods.
Note 22 Employee Future Benefits
We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance, and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     Effective November 1, 2008, we elected to change our measurement date for accrued benefit obligations and the fair value of plan assets from September 30 to October 31. The change was applied retroactively without restatement and resulted in an after-tax charge to opening retained earnings of $6 million ($9 million pre-tax) as at November 1, 2008.
     As a result, plan assets and accrued benefit obligations related to our employee defined benefit plan are measured for accounting purposes as at October 31, 2010 and 2009.
     The following tables present the financial positions of the employee defined benefit pension and other post-employment benefit plans for Canada, the U.S., the U.K., and the Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

		Pension benefit plans			Other benefit plans

$ millions, as at or for the year ended October 31	2010	2009	2008	2010	2009	2008

Accrued benefit obligation
Balance at beginning of year	$3,942	$3,641	$4,043	$720	$694	$767
Adjustment for change in measurement date	—	12	—	—	1	—
Current service cost	120	108	139	13	13	15
Employee contributions	6	6	7	—	—	—
Interest cost on accrued benefit obligation	257	248	229	43	43	41
Benefits paid	(212)	(216)	(198)	(51)	(52)	(50)
Foreign exchange rate changes	(27)	(6)	11	(3)	—	2
Actuarial losses (gains)	528	144	(576)	55	21	(81)
Net transfer out	—	—	(2)	—	—	—
Plan amendments	1	5	—	(8)	—	—
Curtailments gains	—	—	—	—	—	(1)
Settlement gains	—	—	(13)	—	—	—
Special termination benefits	—	—	1	—	—	1

Balance at end of year	$4,615	$3,942	$3,641	$769	$720	$694

Plan assets
Fair value at beginning of year	$4,003	$3,794	$4,121	$27	$40	$59
Adjustment for change in measurement date	—	(15)	—	—	(4)	—
Actual positive (negative) return on plan assets	471	154	(411)	1	3	2
Employer contributions	369	288	278	48	40	29
Employee contributions	6	6	7	—	—	—
Benefits paid	(212)	(216)	(198)	(51)	(52)	(50)
Settlement payments	—	—	(13)	—	—	—
Foreign exchange rate changes	(29)	(8)	12	—	—	—
Net transfer out	—	—	(2)	—	—	—

Fair value at end of year	$4,608	$4,003	$3,794	$25	$27	$40

Funded status (deficit) surplus	$(7)	$61	$153	$(744)	$(693)	$(654)
Employer contributions after measurement date	—	—	55	—	—	3
Unamortized net actuarial losses	1,423	1,171	877	151	100	82
Unamortized past service costs (gains)	8	9	7	(135)	(148)	(170)
Unamortized transitional asset	—	—	—	—	1	1

Accrued benefit asset (liability)	$1,424	$1,241	$1,092	$(728)	$(740)	$(738)
Valuation allowance	(19)	(18)	(19)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$1,405	$1,223	$1,073	$(728)	$(740)	$(738)

Consolidated Financial Statements
The accrued benefit asset (liability), net of valuation allowance, included in other assets and liabilities is as follows:

	Pension benefit plans						Other benefit plans

$ millions, as at October 31	2010		2009		2008		2010		2009		2008

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,426		$1,243		$1,094		$—		$—		$—
Other liabilities (Note 11)	(21)		(20)		(21)		(728)		(740)		(738)

	$1,405		$1,223		$1,073		$(728)		$(740)		$(738)

Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

	Pension benefit plans						Other benefit plans

$ millions, as at October 31	2010		2009		2008		2010		2009		2008

Accrued benefit obligation
Unfunded plans	$43		$38		$31		$638		$582		$559
Funded plans	4,149		217		132		131		138		135

	4,192		255		163		769		720		694
Fair value of plan assets	4,094		202		123		25		27		40

Funded status deficit	$(98)		$(53)		$(40)		$(744)		$(693)		$(654)

The net defined benefit plan expense is as follows:

	Pension benefit plans						Other benefit plans

$ millions, for the year ended October 31	2010		2009		2008		2010		2009		2008

Current service cost	$120		$108		$139		$13		$13		$15
Interest cost on accrued benefit obligation	257		248		229		43		43		41
Actual negative (positive) return on plan assets	(471)		(154)		411		(1)		(3)		(2)
Plan amendments	1		5		—		(8)		—		—
Actuarial losses (gains)	528		144		(576)		55		21		(81)
Curtailment losses	—		—		1		—		—		—
Settlement losses	—		—		2		—		—		—
Special termination benefits	—		—		1		—		—		1

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$435		$351		$207		$102		$74		$(26)

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$204	(1)	$(141	)(1)	$(683	)(1)	$—	(2)	$1	(2)	$1	(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	(462	)(3)	(133	)(3)	629	(3)	(51	)(4)	(20	)(4)	88	(4)
Difference between plan amendment costs arising and plan amendment costs amortized	1	(5)	(3	)(5)	2	(5)	(13	)(6)	(20	)(6)	(21	)(6)

	(257)		(277)		(52)		(64)		(39)		68
Change in valuation allowance	1		(1)		—		—		—		—

Defined benefit plan expense recognized	$179		$73		$155		$38		$35		$42

(1)	Expected return on plan assets of $267 million (2009: $295 million; 2008: $272 million), subtracted from actual positive (negative) return on plan assets of $471 million (2009: $154 million; 2008: $(411) million).

(2)	Expected return on plan assets of $1 million (2009: $2 million; 2008: $1 million), subtracted from actual return on plan assets of $1 million (2009: $3 million; 2008: $2 million).

(3)	Actuarial losses amortized of $66 million (2009: $11 million; 2008: $53 million), less actual actuarial losses (gains) incurred of $528 million (2009: $144 million; 2008: $(576) million).

(4)	Actuarial losses amortized of $4 million (2009: $1 million; 2008: $7 million), less actual actuarial losses (gains) incurred of $55 million (2009: $21 million; 2008: $(81) million).

(5)	Amortization of plan amendments of $2 million (2009: $2 million; 2008: $2 million), less actual plan amendments of $1 million (2009: $5 million; 2008: nil).

(6)	Amortization of plan amendments of $(21) million (2009: $(20) million; 2008: $(21) million), less actual plan amendments of $(8) million (2009: nil; 2008: nil).

Consolidated Financial Statements
Benefit and plan changes
2010 and 2009
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2010 or 2009.
2008
During 2008, the supplemental pension arrangements for Canadian employees became funded plans. The initial funding contribution was $167 million.
Investment policy
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector, and issuer. The goal is to secure the plan obligations of our funded plans, maximizing the investment returns while not compromising the security of the respective plans, and managing the level of funding contributions. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly owned subsidiary of CIBC, within established ranges and are rebalanced as required to the target asset mix.
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

	Pension benefit plans				Other benefit plans
	Target	Actual	Target	Actual	Target	Actual	Target	Actual
	allocation	allocation	allocation	allocation	allocation	allocation	allocation	allocation
Asset category(1)	2010	2010	2009	2009	2010	2010	2009	2009

Equity(2)	49%	49%	49%	48%	—%	—%	—%	—%
Debt(2)	42	45	43	45	100	100	100	100
Real estate	5	4	4	4	—	—	—	—
Other(3)	4	2	4	3	—	—	—	—

	100%	100%	100%	100%	100%	100%	100%	100%

(1)	Commencing 2010, categories are based upon risk classification. Prior year actual allocations have been restated.

(2)	Pension benefit plans include CIBC or FirstCaribbean securities and deposits of $39 million (2009: $9 million), representing 0.8% of total plan assets (2009: 0.3%). Other benefit plans do not include any CIBC or FirstCaribbean securities or deposits.

(3)	Includes foreign currency derivatives that hedge currency exposures and investments in essential public assets, including transportation, communication, energy, education, and health-care projects.
Plan assumptions
The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.
     In the U.S., U.K., and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The weighted-average assumptions used to determine the accrued benefit obligation and the benefit plan expenses are as follows:

	Pension benefit plans			Other benefit plans
For the year ended October 31	2010	2009	2008	2010	2009	2008

Accrued benefit obligation as at October 31
Discount rate at end of the period	5.6%	6.5%	6.8%	5.3%	6.0%	6.6%
Rate of compensation increase	3.6%	3.7%	3.7%	3.5%	3.5%	3.5%

Net benefit plan expense for the year ended October 31
Discount rate at beginning of the period	6.5%	6.8%	5.6%	6.0%	6.6%	5.5%
Expected long-term rate of return on plan assets	6.4%	6.9%	6.8%	4.0%	5.0%	5.8%
Rate of compensation increase	3.7%	3.7%	3.6%	3.5%	3.5%	3.5%

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2010	2009	2008

Health-care cost trend rates assumed for next year	7.0%	7.1%	6.7%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2029	2018

Consolidated Financial Statements
A one percentage-point change in assumed health-care cost trend rates would have the following effects:

	One percentage-point increase			One percentage-point decrease
$ millions, for the year ended October 31	2010	2009	2008	2010	2009	2008

Effect on aggregate of service and interest costs	$4	$4	$4	$(3)	$(3)	$(4)
Effect on accrued benefit obligation	54	49	53	(45)	(40)	(44)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2010	2009	2008

Defined contribution pension plans	$11	$13	$14
Government pension plans(1)	75	73	76

	$86	$86	$90

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.
Expenses if recognized as they arose
The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans, and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

	Pension benefit plans			Other benefit plans					Total

$ millions, for the year ended October 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

Defined benefit plans	$435	$351	$207	$102	$74	$(26)	$537	$425	$181
Defined contribution and other plans	86	86	90	—	—	—	86	86	90

	$521	$437	$297	$102	$74	$(26)	$623	$511	$271

Cash flows
Cash contributions
The most recently completed actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2009. The next required actuarial valuation of this plan for funding purposes will be effective as of October 31, 2010. For the long-term disability plan, the most recent actuarial valuation was performed as of October 31, 2009. Total cash contributions for employee future benefit plans consist of:

	Pension benefit plans			Other benefit plans

$ millions, for the year ended October 31	2010	2009	2008	2010	2009	2008

Funded plans	$366	$230	$330	$15	$—	$—
Beneficiaries of unfunded plans	3	3	3	33	37	32
Defined contribution pension plans	11	13	14	—	—	—

	$380	$246	$347	$48	$37	$32

The minimum contributions for 2011 are anticipated to be $164 million for defined benefit pension plans and $52 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions, as at October 31, 2010	Pension benefit plans	Other benefit plans

2011	$212	$52
2012	217	52
2013	223	52
2014	229	53
2015	236	53
2016 – 2020	1,307	272

Consolidated Financial Statements
Note 23 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2010	2009		2008

Consolidated statement of operations
Income tax expense (benefit) — current	$733	$386		$(671)
— future	800	38		(1,547)

	1,533	424		(2,218)

Consolidated statement of changes in shareholders’ equity
OCI	(485)	18		(930)
Accounting policy changes	—	(3	)(1)	(50	)(2)
Other	(7)	(6)		(20)

	(492)	9		(1,000)

	$1,041	$433		$(3,218)

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 22 for additional details.

(2)	Represents the impact of adopting the amended CICA EIC Abstract 46, “Leveraged leases”. See Note 1 for additional details..
Components of Income Tax

$ millions, for the year ended October 31	2010	2009	2008

Current income taxes
Federal	$80	$133	$(1,326)
Provincial	63	84	(612)
Foreign	44	65	263

	187	282	(1,675)

Future income taxes
Federal	491	172	(788)
Provincial	292	94	(451)
Foreign	71	(115)	(304)

	854	151	(1,543)

	$1,041	$433	$(3,218)

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.
     Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $231 million (2009: $500 million; 2008: $379 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 30.6% (2009: 31.8%; 2008: 32.7%) as set out in the following table:
Reconciliation of Income Taxes

$ millions, for the year ended October 31	2010		2009		2008

Combined Canadian federal and provincial income tax rate applied to income (loss) before income taxes	$1,228	30.6%	$515	31.8%	$(1,393)	32.7%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(96)	(2.4)	(118)	(7.3)	(309)	7.3
Tax-exempt income	(36)	(0.9)	(29)	(1.8)	(126)	3.0
Tax-exempt gains	—	—	(4)	(0.2)	—	—
Enron-related increased tax benefit	—	—	—	—	(486)	11.4
Net realized foreign exchange gains on investments in foreign operations	409	10.2	69	4.3	144	(3.4)
Future tax rate decrease	27	0.7	—	—	—	—
Other	1	—	(9)	(0.6)	(48)	1.1

Income taxes in the consolidated statement of operations	$1,533	38.2%	$424	26.2%	$(2,218)	52.1%

Consolidated Financial Statements
During the year, capital repatriation activities resulted in a $536 million (2009: $104 million; 2008: $160 million) increase in income tax expense in the consolidated statement of operations, arising from the transfer of related accumulated balances in the foreign currency translation adjustments component of AOCI.
Future Income Tax Asset
At October 31, 2010, our future income tax asset was $767 million, net of a $66 million (US$65 million) valuation allowance. Included in the future income tax asset were $385 million related to Canadian non-capital loss carryforwards that expire in 18 years, $54 million related to Canadian capital loss carryforwards that have no expiry date, and $267 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
The following table presents sources of the future income tax assets and liabilities, net of the valuation allowance:
Sources of Future Income Tax Balances

$ millions, as at October 31	2010	2009

Future income tax assets
Tax loss carryforwards	$665	$1,249
Provisions	37	76
Allowance for credit losses	346	466
Unearned income	88	70
Buildings and equipment	62	55
Pension and employee benefits	90	73
Securities revaluation	35	150
Other	106	70

	1,429	2,209
Valuation allowance	(66)	(95)

	1,363	2,114

Future income tax liabilities
Lease receivables	87	64
Pension and employee benefits	152	82
Buildings and equipment	80	80
Goodwill	69	72
Securities revaluation	91	40
Foreign currency	62	62
Other	55	79

	596	479

Net future income tax asset, net of the valuation allowance (Note 9)	$767	$1,635

Enron
On October 2, 2009 and March 17, 2010, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3.0 billion of the 2005 Enron settlement payments and related legal expenses. Also during the year, the CRA proposed to disallow legal expenses related to 2006.
     On April 30, May 19, and September 9, 2010, we filed Notices of Appeal with the Tax Court of Canada. On September 30 and November 12, 2010, we received Replies from the Department of Justice which confirmed CRA’s reassessments. The matter is now proceeding to litigation. We believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest of approximately $167 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $865 million and non-deductible interest of approximately $128 million would be incurred.
Leveraged leases
Final closing agreements for leveraged leases were executed with the Internal Revenue Service (IRS) in 2009. During the year, final taxable amounts and interest charges thereon were agreed with the IRS and payments applied to the various affected taxation years.
Ontario tax rate reductions
The Ontario Government will reduce Ontario corporate tax rates to 10% by 2013. The rate reductions were substantively enacted as at November 16, 2009. As a result, we wrote down our future tax assets by approximately $25 million.
The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits.
Unrecognized Tax Benefits

$ millions, for the year ended October 31	2010	2009

Balance at beginning of year	$456	$460
Increases based on tax positions related to the current year	39	42
Decreases based on tax positions related to prior years	(21)	(39)
Decreases related to a lapse of applicable statute of limitations	—	(7)

Balance at the end of year	$474	$456

The entire amount of remaining unrecognized tax benefits of $474 million (2009: $456 million), if recognized, would affect the effective tax rate.
     We do not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months.
     CIBC operates in Canada, the U.S., the U.K., and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction:
Canada	2005
U.S.	2008
U.K.	2008
     CIBC accounts for interest arrears and penalties in Income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as Interest expense in the consolidated statement of operations. The total amount of interest and penalties payable on the consolidated balance sheet as at October 31, 2010 was nil (2009: $94 million). Substantially all of the accrued interest and penalties in 2009 related to our U.S. leveraged leases transactions.

Consolidated Financial Statements
Note 24 Earnings per Share (EPS)

$ millions, except per share amounts, for the year ended October 31	2010	2009	2008

Basic EPS
Net income (loss)	$2,452	$1,174	$(2,060)
Preferred share dividends and premiums	(169)	(162)	(119)

Net income (loss) applicable to common shares	$2,283	$1,012	$(2,179)

Weighted-average common shares outstanding (thousands)	387,802	381,677	370,229

Basic EPS	$5.89	$2.65	$(5.89)

Diluted EPS
Net income (loss) applicable to common shares	$2,283	$1,012	$(2,179)

Weighted-average common shares outstanding (thousands)	387,802	381,677	370,229

Add: stock options potentially exercisable(1) (thousands)	1,005	765	1,534

Weighted-average diluted common shares outstanding(2) (thousands)	388,807	382,442	371,763

Diluted EPS(3)	$5.87	$2.65	$(5.89)

(1)	Excludes average options outstanding of 1,954,098 with a weighted-average exercise price of $78.99; average options outstanding of 3,444,668 with a weighted-average exercise price of $69.37; and average options outstanding of 1,911,347 with a weighted-average exercise price of $79.13 for the years ended October 31, 2010, 2009, and 2008, respectively, as the options’ exercise prices were greater than the average market price of common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because either we have settled preferred shares for cash in the past or we have not exercised our conversion right in the past.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted EPS is anti-dilutive; therefore, basic and diluted EPS are the same.
Note 25 Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

	Contract amounts
$ millions, as at October 31	2010	2009

Securities lending(1)(2)	$57,325	$43,907
Unutilized credit commitments(3)	44,530	39,747
Backstop liquidity facilities	4,403	4,869
Standby and performance letters of credit	5,721	5,123
ALM credit derivatives written options	—	27
Documentary and commercial letters of credit	290	234
Other	381	371

	$112,650	$94,278

(1)	Includes the full contract amount of custodial client securities totalling $45.0 billion (2009: $33.3 billion) lent by CIBC Mellon Global Securities Services Company.

(2)	Excludes securities lending of $4.3 billion (2009: $5.3 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $34.9 billion (2009: $30.7 billion), of which $14.3 billion (2009: $18.7 billion) will expire in one year or less. Excludes personal lines of credit, home equity lines of credit, and credit card lines.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs for Crisp Trust, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Consolidated Financial Statements
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third-party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Lease commitments(1)(2)(3)(4)
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2010

2011	$332
2012	310
2013	286
2014	248
2015	247
2016 and thereafter	1,482

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $373 million (2009: $334 million; 2008: $366 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $46 million in 2011, $45 million in 2012, $47 million in 2013, $48 million in 2014, $47 million in 2015, and $382 million in 2016 and thereafter.

(3)	We have sublet some of our premises and expect to receive $26 million (2009: $43 million) from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(4)	Includes $16 million (2009: $21 million) of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.
Other commitments
As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $294 million (2009: $372 million).
     In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase the new issue for resale to investors. As at October 31, 2010, the related underwriting commitments were $183 million (2009: $358 million).
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (i) changes in an underlying economic characteristic that is related to an asset, liability, or an equity security of the guaranteed party; (ii) failure of another party to perform under an obligating agreement; or (iii) failure of a third party to pay its indebtedness when due.
     The following table summarizes significant guarantees issued and outstanding:

$ millions, as at October 31		2010		2009
	Maximum		Maximum
	potential	Carrying	potential	Carrying
	future payment(1)	amount	future payment(1)	amount

Securities lending with indemnification(2)	$42,527	$—	$30,797	$—
Standby and performance letters of credit	5,721	25	5,123	20
Credit derivatives
Written options	12,080	1,884	20,547	4,226
Swap contracts written protection	2,982	156	3,657	276
Other derivative written options	See narrative	1,593	See narrative	2,849
Other indemnification agreements	See narrative	—	See narrative	—

(1)	The total collateral available relating to these guarantees was $45.5 billion (2009: $33.1 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.
As many of these guarantees will expire or terminate without being drawn upon, and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements.

Consolidated Financial Statements
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities lent are recallable on demand.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities, and other assets pledged. The term of these guarantees may vary with the majority of them expiring within one year.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the creditworthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The term of these contracts may vary, with the majority of them expiring over five years.
Other derivative written options
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other underlyings, which provide the holder the right to purchase or sell the underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability, or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The term of these contracts is generally within one to five years.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations, and warranties are reflected within the consolidated financial statements as at October 31, 2010 and 2009.
Pledged assets
In the ordinary course of business, we pledge our own or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2010	2009

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$41	$32
Securities	22,187	26,365
Mortgages	6,409	3,697
Other assets	4,912	6,603

	33,549	36,697

Client assets
Collateral received and available for sale or re-pledged(1)	97,707	79,028
Less: not sold or re-pledged	22,106	15,960

	75,601	63,068

	$109,150	$99,765

Uses of pledged assets and collateral
Securities lent(2)	$57,325	$43,907
Obligations related to securities lent or sold under repurchase agreements(3)	28,220	37,453
Obligations related to securities sold short(3)	9,673	5,916
Covered bonds(3)	6,409	3,182
Margins for exchange-traded futures and options, and collateralized derivative transactions	6,204	8,175
Foreign governments and central banks(4)	419	332
Clearing systems, payment systems and depositories(4)	900	800

	$109,150	$99,765

(1)	Includes the full contract amount totalling $47.8 billion (2009: $35.3 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services Company.

(2)	Includes the full contract amount of custodial client securities totalling $45.0 billion (2009: $33.3 billion) lent by CIBC Mellon Global Securities Services Company.

(3)	Does not include over-collateralization of assets pledged.

(4)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to the facilities of central banks in foreign jurisdictions. Excludes intraday pledges to the Bank of Canada related to the Large Value Transfer System.

Consolidated Financial Statements
Securities collateral
Client securities collateral available for sale or re-pledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans, and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions, or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO.
     In September 2010, just prior to the expiration of a statute of limitations, the Lehman Estate instituted an adversary proceeding against numerous financial institutions, indenture trustees and note holders, including CIBC, related to this and more than 40 other CDOs. The Lehman Estate seeks a declaration that the indenture trustee’s actions were improper and that CIBC remains obligated to fund the VFN. In October 2010, the bankruptcy court issued an order, at the request of the Lehman Estate, staying all proceedings in the action for a period of nine months.
     Of note, in September 2010, the U.S. District Court for the Southern District of New York agreed to hear Bank of New York’s appeal of the U.S. bankruptcy court ruling in the first quarter of 2010, in Lehman Brothers Special Financing, Inc. v. BNY Corporate Trustee Services, Ltd., finding unenforceable a customary provision in a CDO transaction that reversed the priority of the payment waterfall upon the bankruptcy of Lehman, the credit support provider under a related swap agreement. On November 17, 2010, the Lehman Estate advised the U.S. District Court that it has settled this dispute in principle with the sole note holder. At the request of the Lehman Estate, the Court granted a 90-day stay of Bank of New York’s appeal to allow time for the settlement documents to be finalized.
     Although there can be no certainty regarding any eventual outcome, we continue to believe that the CDO indenture trustee’s actions in reducing the unfunded commitment on our VFN to zero, were fully supported by the terms of the governing contracts and the relevant legal standards and CIBC intends to vigorously contest the adversary proceeding.

Consolidated Financial Statements
Note 26 Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political, or other conditions.
     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit exposure by country of ultimate risk

$ millions, as at October 31	2010				2009
			Other				Other
	Canada	U.S.	countries	Total	Canada	U.S.	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$262,043	$29,283	$44,934	$336,260	$242,487	$32,225	$42,927	$317,639

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$6,692	$1,136	$655	$8,483	$7,983	$1,136	$507	$9,626
Governments	4,281	3	—	4,284	3,899	10	8	3,917
Other	30,101	3,026	3,038	36,165	28,150	1,948	975	31,073

	41,074	4,165	3,693	48,932	40,032	3,094	1,490	44,616

Other credit-related arrangements(4)
Financial institutions	57,350	1,249	154	58,753	42,683	1,797	160	44,640
Governments	125	—	5	130	82	6	—	88
Other	4,155	215	465	4,835	4,033	286	615	4,934

	61,630	1,464	624	63,718	46,798	2,089	775	49,662

	$102,704	$5,629	$4,317	$112,650	$86,830	$5,183	$2,265	$94,278

Derivative instruments
By counterparty type
Financial institutions(5)	$5,858	$5,523	$9,000	$20,381	$6,063	$6,000	$8,372	$20,435
Governments	2,662	—	—	2,662	1,918	—	—	1,918
Other	1,116	197	44	1,357	1,353	281	133	1,767

	9,636	5,720	9,044	24,400	9,334	6,281	8,505	24,120
Less: effect of master netting agreements	(7,008)	(4,066)	(5,893)	(16,967)	(6,544)	(3,676)	(5,810)	(16,030)

Total derivative instruments	$2,628	$1,654	$3,151	$7,433	$2,790	$2,605	$2,695	$8,090

(1)	Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $272.7 billion (2009: $250.7 billion) and foreign currencies of $63.6 billion (2009: $66.9 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $184.6 billion (2009: $175.6 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount, either in 2010 or 2009.

(4)	Includes the full contract amount of custodial client securities totalling $45.0 billion (2009: $33.3 billion) lent by CIBC Mellon Global Securities Services Company.

(5)	Includes positive fair value (net of CVA) of $732 million (2009: $1,519 million) on notional amounts of $13.4 billion (2009: $25.7 billion) with U.S. financial guarantors.
Note 27 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures, and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest on credit card balances to senior officers which is the same offer to all employees of the bank.
Directors, senior officers and their affiliates(1)
As at October 31, 2010, loans(2) to directors and their affiliates totalled $23 million (2009: $157 million), letters of credit and guarantees totalled $8 million (2009: $10 million), and the undrawn credit commitments(3) totalled $392 million (2009: $314 million).
     As at October 31, 2010, loans to senior officers and their affiliates totalled $10 million (2009: $10 million), letters of credit and guarantees totalled $75 million (2009: $75 million), and the undrawn credit commitments totalled $69 million (2009: $69 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 21 for details.
Joint ventures
CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CMT, which provides trust services; and CIBC Mellon Global Securities Services Company, which provides asset servicing, both in Canada. As at October 31, 2010, our common share investments in the joint ventures totalled $99 million (2009: $99 million), which are eliminated upon proportionate

(1)	Affiliates include spouses, children under 18, and supported family members (dependants) of directors and senior officers. The term also includes entities over which directors, senior officers, and their dependants have significant influence. Significant influence can be exerted by one or more of these factors: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; trusts in which they are trustees or substantial beneficiaries.

(2)	Includes $22 million (2009: $156 million) to entities over which directors and their dependants have significant influence.

(3)	Includes $391 million (2009: $313 million) to entities over which directors and their dependants have significant influence.

Consolidated Financial Statements
consolidation. We also provided the two entities with undrawn credit commitments of $100 million (2009: $81 million). CIBC, The Bank of New York Mellon and CIBC Mellon have, jointly and severally, provided indemnity to CIBC Mellon customers in respect of securities lending transactions.
     CIBC was a 50/50 joint venture partner with CIT in CITBCC, which is engaged in asset-based lending in Canada. On April 30, 2010, we obtained 100% control of CITBCC (see Note 3 for details). As at October 31, 2009, our loans to, and common share investment in, the joint venture totalled $413 million and $1 million, respectively, which were eliminated upon proportionate consolidation. In addition, as at October 31, 2009, we had letters of credit and guarantees of $129 million and undrawn credit commitments of $189 million to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under which the joint venture borrowed money equally from both of its joint investors. Interest was charged at prime rate on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
Equity-accounted entities
As at October 31, 2010, investments in and loans to equity-accounted entities totalled $457 million (2009: $386 million), the undrawn investment commitments totalled $8 million (2009: $10 million), and credit commitments totalled $332 million (2009: $5 million).
Note 28 Segmented and Geographic Information
We have two strategic business units (SBUs): CIBC Retail Markets, which services retail customers, and Wholesale Banking, which services wholesale customers. These SBUs are supported by Corporate and Other.
     CIBC Retail Markets provides a full range of financial products, services, and advice to individual and business banking clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore, and the Caribbean. In addition, CIBC Retail Markets offers a full range of financial services to clients in over 17 regional markets in the Caribbean through FirstCaribbean.
     Wholesale Banking is the corporate and investment banking arm of CIBC. To deliver on its mandate as a premier client-focused and Canadian-based investment bank, Wholesale Banking provides a wide range of capital markets, credit, investment banking, merchant banking, and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world. Wholesale Banking provides capital solutions and advisory expertise across a wide range of industries, as well as research for our corporate, government, and institutional clients. Wholesale Banking also conducts treasury execution activities.
     These SBUs are supported by five functional groups: Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses, and balance sheet resources generally being allocated to the SBUs. Corporate and Other also includes CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the SBUs.
Business unit allocations
Results for the SBUs are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the SBUs to which they relate based on appropriate criteria.
     Treasury activities impact the reported financial results of our SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, and this impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our customer-driven assets and liabilities is transfer priced into Treasury, it is managed within our risk framework and limits.
     Treasury also allocates capital to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unallocated capital and the impact of securitization activities remain in Corporate and Other.
     We review our transfer pricing and treasury allocations methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices. The nature of transfer pricing and treasury allocation methodologies is such that the presentation of certain line items in segmented results is different compared to consolidated CIBC results.
Changes made to our business segments
2010
The global repurchase agreement (repo) business that was previously part of Treasury in Corporate and Other was retroactively transferred to capital markets within Wholesale Banking. The results of this repo business were previously allocated substantially to other within CIBC Retail Markets. Also during the year, large corporate cash management revenue previously reported in business banking within CIBC Retail Markets, was retroactively transferred to corporate and investment banking within Wholesale Banking. Prior period amounts were restated.

Consolidated Financial Statements
2009
We moved the impact of securitization for CIBC Retail Markets to Corporate and Other. In addition, the provision for credit losses related to general allowance (excluding FirstCaribbean) was moved to Corporate and Other. We also reclassified the specific allowance related to credit card loans to general allowance. As a consequence, all changes in credit allowance related to credit card loans are reflected in Corporate and Other. Prior period information was restated to reflect these changes.
     In the first quarter, we moved sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other. In the third quarter, we made certain modifications to our transfer pricing and treasury allocations methodologies to more appropriately reflect funding costs and observed client behaviour in our SBUs in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets with a corresponding decrease in the revenue of Wholesale Banking and Corporate and Other. These changes and modifications were applied prospectively and prior period information was not restated.
2008
We separated “Administration and Technology and Operations” into two functional groups, “Administration” and “Technology and Operations”. We also moved the Legal and Regulatory Compliance function into Administration.
Results by business segments and geographic distribution

		CIBC
		Retail	Wholesale	Corporate	CIBC				Other
$ millions, for the year ended October 31		Markets	Banking	and Other	Total	Canada(1)	U.S.(1)	Caribbean(1)	countries(1)

2010	Net interest income	$6,058	$651	$(505)	$6,204	$5,285	$364	$475	$80
	Non-interest income	3,630	1,063	1,188	5,881	5,073	224	516	68

	Total revenue	9,688	1,714	683	12,085	10,358	588	991	148
	Provision for (reversal of) credit losses	1,252	88	(294)	1,046	890	81	65	10
	Amortization(2)	121	3	251	375	306	16	47	6
	Other non-interest expenses	5,300	1,144	208	6,652	5,922	266	347	117

	Income before income taxes and non-controlling interests	3,015	479	518	4,012	3,240	225	532	15
	Income tax expense	809	125	599	1,533	1,386	95	50	2
	Non-controlling interests	15	12	—	27	—	11	16	—

	Net income (loss)	$2,191	$342	$(81)	$2,452	$1,854	$119	$466	$13

	Average assets(3)	$268,148	$105,142	$(27,347)	$345,943	$276,930	$18,820	$24,052	$26,141

2009(4)	Net interest income	$5,404	$430	$(440)	$5,394	$4,321	$300	$581	$192
	Non-interest income	3,866	82	586	4,534	5,228	99	441	(1,234)
	Intersegment revenue	2	—	(2)	—	n/a	n/a	n/a	n/a

	Total revenue	9,272	512	144	9,928	9,549	399	1,022	(1,042)
	Provision for credit losses	1,382	218	49	1,649	1,365	155	51	78
	Amortization(2)	122	7	274	403	322	21	54	6
	Other non-interest expenses	5,106	1,053	98	6,257	5,450	293	385	129

	Income (loss) before income taxes and non-controlling interests	2,662	(766)	(277)	1,619	2,412	(70)	532	(1,255)
	Income tax expense (benefit)	746	(294)	(28)	424	813	(51)	66	(404)
	Non-controlling interests	21	—	—	21	—	—	21	—

	Net income (loss)	$1,895	$(472)	$(249)	$1,174	$1,599	$(19)	$445	$(851)

	Average assets(3)	$265,043	$110,832	$(25,169)	$350,706	$265,670	$19,828	$27,373	$37,835

2008(4)	Net interest income	$5,475	$(183)	$(85)	$5,207	$3,886	$187	$1,010	$124
	Non-interest income	3,857	(5,774)	424	(1,493)	5,108	(102)	459	(6,958)
	Intersegment revenue	5	—	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	9,337	(5,957)	334	3,714	8,994	85	1,469	(6,834)
	Provision for (reversal of) credit losses	833	12	(72)	773	723	10	33	7
	Amortization(2)	112	16	117	245	175	20	45	5
	Other non-interest expenses(2)	5,306	1,302	348	6,956	5,995	362	342	257

	Income (loss) before income taxes and non-controlling interests	3,086	(7,287)	(59)	(4,260)	2,101	(307)	1,049	(7,103)
	Income tax expense (benefit)	763	(3,104)	123	(2,218)	656	(626)	62	(2,310)
	Non-controlling interests	19	(1)	—	18	—	(1)	19	—

	Net income (loss)	$2,304	$(4,182)	$(182)	$(2,060)	$1,445	$320	$968	$(4,793)

	Average assets(3)	$238,549	$123,801	$(17,485)	$344,865	$252,235	$25,727	$30,434	$36,469

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets. Prior to 2009, amortization of software of $165 million was included in Other non-interest expenses.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(4)	Certain prior year information has been restated to conform to the presentation in the current year.

n/a Not applicable.

Consolidated Financial Statements
Note 29 Financial Instruments — Disclosures
Certain disclosures required by the CICA handbook section 3862 are provided in the shaded sections of the “MD&A — Management of risk”, as permitted by the handbook section. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.
Risk overview Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory risk

Credit risk — gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk

Market risk — trading portfolios — Value-at-Risk (VaR); non-trading portfolios — interest rate risk, foreign exchange risk and equity risk.	Market risk

Liquidity risk — liquid assets, maturity of financial liabilities, and credit and liquidity commitments.	Liquidity risk
We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which require entities to disclose their exposures based on how they manage their business and risks. The table below sets out the categories of the drawn exposure to credit risk under Advanced Internal Ratings Based (AIRB) and standardized approaches, displayed in both accounting categories and Basel II portfolios.

$ millions, as at October 31
Accounting categories	Basel II portfolios
				Real estate
				secured	Qualifying
				personal	revolving	Other
	Corporate	Sovereign	Bank	lending	retail	retail	Securitization

2010 Non-interest-bearing deposits with banks	$—	$231	$632	$—	$—	$—	$—
Interest-bearing deposits with banks	10	2,688	6,833	—	—	—	—
Securities
Trading	2	260	—	—	—	—	760
AFS	1,354	18,047	3,692	—	—	—	2,413
FVO	105	22,191	133	—	—	—	—
Loans
Residential mortgages	543	1,382	—	90,732	—	—	—
Personal loans	210	—	6	20,292	6,757	7,036	—
Credit card loans(1)	—	—	—	—	13,948	1,969	—
Business and government loans	26,391	765	669	—	—	1,961	7,428
Customers’ liability under acceptances	7,132	1,441	138	—	—	—	—
Other assets	270	568	5,233	10	38	26	71

Total credit exposure	$36,017	$47,573	$17,336	$111,034	$20,743	$10,992	$10,672

2009 Non-interest-bearing deposits with banks	$—	$—	$582	$—	$—	$—	$—
Interest-bearing deposits with banks	—	386	4,718	—	—	—	—
Securities
Trading	2	810	—	—	—	—	410
AFS	1,940	30,104	3,825	—	—	—	2,982
FVO	107	22,199	—	—	—	—	—
Loans
Residential mortgages	507	1,194	—	83,624	—	—	—
Personal loans	196	—	—	19,614	6,908	7,137	—
Credit card loans(1)	—	—	—	—	14,032	111	—
Business and government loans	27,443	732	201	—	—	1,997	6,554
Customers’ liability under acceptances	6,908	1,329	160	—	—	—	—
Other assets	218	722	7,013	8	—	10	286

Total credit exposure	$37,321	$57,476	$16,499	$103,246	$20,940	$9,255	$10,232

(1)	Credit card loans included for Basel II purposes is higher than the amount recorded on the consolidated balance sheet due to the different treatments of securitized credit card receivables related to the Cards II Trust and Broadway Trust (see Note 6 for details) for accounting and capital purposes.

Consolidated Financial Statements
Note 30 Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.
     We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed consolidated balance sheet

$ millions, as at October 31	2010				2009(1)
	Canadian				Canadian
	GAAP	Adjustments	U.S. GAAP		GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$2,190	$—	$2,190		$1,812	$—	$1,812
Interest-bearing deposits with banks	9,862	(956)	8,906		5,195	(561)	4,634
Securities
Trading	28,557	(414)	28,143		15,110	1,451	16,561
AFS	26,621	5,906	32,527		40,160	4,518	44,678
FVO	22,430	—	22,430		22,306	—	22,306
Securities borrowed or purchased under resale agreements	37,342	(219)	37,123		32,751	(148)	32,603
Loans	176,892	(8,820)	168,072		167,212	(7,658)	159,554
Other
Derivative instruments	24,682	—	24,682	(2)	24,696	—	24,696 (2)
Customers’ liability under acceptances	7,684	—	7,684		8,397	—	8,397
Land, buildings and equipment	1,660	(4)	1,656		1,618	(5)	1,613
Goodwill	1,913	3	1,916		1,997	—	1,997
Software and other intangible assets	609	—	609		669	—	669
Other assets	11,598	255	11,853		14,021	1,076	15,097

	$352,040	$(4,249)	$347,791		$335,944	$(1,327)	$334,617

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$246,671	$(4,896)	$241,775		$223,117	$(5,880)	$217,237
Other
Derivative instruments	26,489	(4)	26,485	(2)	27,162	(10)	27,152 (2)
Acceptances	7,684	—	7,684		8,397	—	8,397
Obligations related to securities sold short	9,673	(522)	9,151		5,916	974	6,890
Obligations related to securities lent or sold under repurchase agreements	28,220	—	28,220		37,453	—	37,453
Other liabilities	12,572	2,517	15,089		13,693	4,556	18,249
Subordinated indebtedness	4,773	—	4,773		5,157	—	5,157
Preferred share liabilities	—	—	—		600	(600)	—
Shareholders’ equity
Preferred shares	3,156	—	3,156		3,156	600	3,756
Common shares	6,803	(86)	6,717		6,240	(119)	6,121
Treasury shares	1	—	1		1	—	1
Non-controlling interests	168	—	168		174	—	174
Contributed surplus	96	3	99		92	—	92
Retained earnings	6,095	208	6,303		5,156	(72)	5,084
AOCI
Foreign currency translation adjustments	(575)	(326)	(901)		(495)	(211)	(706)
Unrealized losses on AFS securities	197	(176)	21		124	149	273
Net gains on cash flow hedges	17	(17)	—		1	(10)	(9)
Unrecognized post-retirement obligations	—	(950)	(950)		—	(704)	(704)

	$352,040	$(4,249)	$347,791		$335,944	$(1,327)	$334,617

(1)	Certain prior year balances have been restated to conform to the current year presentation.

(2)	The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $16,967 million as at October 31, 2010. The amounts of cash collateral receivable and payable on the contracts subject to master netting agreements were $4,890 million and $3,062 million, respectively. If we had adopted the offsetting provisions of FASB Staff Position ASC 815-10-45 (FIN 39-1), Amendment of FASB Interpretation 39, the net derivative fair value assets and liabilities would be $10,777 million and $14,408 million, respectively.

Consolidated Financial Statements
Condensed consolidated statement of operations

$ millions, except share and per share amounts, for the year ended October 31	2010	2009	2008

Net income (loss) as reported	$2,452	$1,174	$(2,060)

Net interest income
Reclassification of certain financial assets	$81	$127	$(25)
Joint ventures	(31)	(39)	(63)
Preferred share liabilities	35	31	31
Non-interest income
Leverage loans held for sale	36	124	(260)
Joint ventures	(93)	(100)	(95)
Trading income (loss)	—	—	(850)
Reclassification of certain financial assets	563	(30)	—
FVO income (loss)	—	—	249
Capital repatriation	(411)	49	(47)
Derivative instruments and hedging activities	(422)	25	(7)
Day 1 P&L reversal	(1)	(4)	—
Business combination	(2)	—	—
OTTI	(1)	(2)	—
Equity accounting	(4)	3	(15)
Valuation adjustments	—	—	(16)
Insurance reserves and deferred acquisition costs	(8)	(13)	(15)
Non-interest expense
Joint ventures	98	111	115
Employee future benefits	16	(18)	5
Stock-based compensation	—	(29)	(141)
Net change in income taxes due to the above noted items	465	(65)	529

	321	170	(605)

Net income (loss) based on U.S. GAAP	2,773	1,344	(2,665)
Preferred share dividends and premiums	(205)	(193)	(150)

Net income (loss) applicable to common shareholders	$2,568	$1,151	$(2,815)

Weighted-average basic shares outstanding (thousands)	387,802	381,677	370,229
Add: stock options potentially exercisable	1,005	777	1,594

Weighted-average diluted shares outstanding (thousands)	388,807	382,454	371,823

Basic EPS	$6.62	$3.02	$(7.60)
Diluted EPS	$6.60	$3.01	$(7.60)

Consolidated statement of comprehensive income (loss)

$ millions, for the year ended October 31	2010	2009	2008

Net income (loss) based on U.S. GAAP	$2,773	$1,344	$(2,665)

OCI, net of tax
Foreign currency translation adjustments	(195)	(138)	619
Net change in AFS securities(1)	(252)	372	(28)
Net change in cash flow hedges	9	(26)	(44)
Change in unrecognized pension and post-retirement obligations	(246)	(236)	(24)

Total OCI	(684)	(28)	523

Comprehensive income (loss)	$2,089	$1,316	$(2,142)

(1)	Net of reclassification adjustments for net realized gains (losses) (including OTTI) included in net income of $230 million (2009: $236 million; 2008: $(5) million).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2010	2009	2008

Foreign currency translation adjustments	$(11)	$(35)	$810
Net change in AFS securities	98	(99)	(68)
Net change in cash flow hedges	—	4	23
Change in unrecognized pension and post-retirement obligations	85	85	(39)

	$172	$(45)	$726

Consolidated Financial Statements
Financial Accounting Standards Board (FASB) Codification
FASB ASC 105 (SFAS 168), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 (The FASB Codification)” identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the U.S. The FASB codification was effective for CIBC beginning May 1, 2009.
Equity accounting adjustments
Both Canadian and U.S. GAAP require the use of the equity method to account for such investments when the investor exerts significant influence. Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such limited partnership investments when the equity interest is more than minor.
Employee future benefits
As a result of the difference in the timing and the method of adoption of the accounting requirements for employee future benefits under Canadian and U.S. GAAP, there will continue to be an adjustment to U.S. GAAP earnings until the respective transition date unamortized balances are fully amortized under both Canadian and U.S. GAAP.
     In addition, actuarial gains and losses relating to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     Furthermore, under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.
     FASB ASC 715 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” also requires the recognition of the full funded status of a defined benefit post-retirement plan as an asset or liability in its consolidated balance sheet. As a result, the unamortized balances are reported as a component of AOCI. The net periodic benefit expense expected to be reclassified to income from other comprehensive income for fiscal 2011 is $104 million.
     Effective November 1, 2008, we adopted the remaining provision of FASB ASC 715 (SFAS 158), which requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year end date. As a result, we changed our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31. The impact of the adoption of this provision of the standard was a decrease to the opening fiscal 2009 U.S. GAAP retained earnings of $6 million net of taxes.
Stock-based compensation
FASB ASC 718 (SFAS 123-R) “Share-based Payment” requires companies to measure and record compensation expense for stock options and other equity settled share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. Under Canadian GAAP we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, FASB ASC 718 (SFAS 123-R) requires the costs to be recognized over the vesting period of the award for awards granted in respect of periods commencing on or after November 1, 2005. In addition, forfeitures are required to be estimated upfront whereas under Canadian GAAP forfeitures are recognized as incurred. A compensation expense difference for estimated forfeitures exists for all new awards granted subsequent to the adoption of FASB ASC 718 (SFAS 123-R).
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of FASB ASC 718 (SFAS 123-R), FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
Liabilities and equity
Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity.
     As described in Note 17 to the consolidated financial statements, CIBC redeemed all of its outstanding preferred share liabilities (non-cumulative Class A Preferred Shares Series 19 and Series 23) on October 31, 2010. As a result, the balance sheet reclassification from liabilities to shareholders’ equity under U.S. GAAP is no longer required. The related dividend payments and redemption loss of these preferred shares have no impact on U.S. GAAP earnings.
Capital repatriation
Certain of our self-sustaining foreign subsidiaries have repatriated capital by returning capital and distributing dividends to the domestic parent entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated in the foreign currency translation adjustments component within AOCI be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been sold or has been completely or substantially completely liquidated. Accordingly we adjusted the Canadian GAAP results by decreasing non-interest income by $411 million (2009: increased non-interest income by $49 million), and decreasing tax expense by $528 million this year (2009: increased tax expense by $53 million). This also increased the foreign currency translation adjustment component within AOCI by $117 million (2009: reduced by $4 million).
Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only enacted tax rates under current legislation are required to be used.
Accounting for uncertainty in income taxes
FASB ASC 740 (FIN-48) “Accounting for Uncertainty in Income Taxes” clarifies the accounting for income taxes by prescribing a “more

Consolidated Financial Statements
likely than not” recognition threshold that a tax position is required to meet before being recognized in the financial statements. FASB ASC 740 (FIN-48) also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. We have assessed that the application of FASB ASC 740 (FIN-48) does not result in any adjustment to our Canadian GAAP financial statements.
Credit derivatives and standby and performance letters of credit
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another.
The following table presents a summary of the notional and fair value amounts of credit derivatives that we sold and the purchased credit derivatives with identical underlyings, as at October 31, 2010:

			Protection purchased with
	Protection sold		identical underlyings
	Maximum		Maximum	Fair	Net
	payout/	Fair	payout/	value	protection
$ millions, as at October 31	notional	value	notional	(net of CVA)	sold

2010 Credit derivatives
Credit default swaps	$12,080	$(1,883)	$9,981	$651	$2,099
Total return swaps	2,982	(156)	2,982	107	—

	$15,062	$(2,039)	$12,963	$758	$2,099

2009 Credit derivatives
Credit default swaps	$20,547	$(4,225)	$17,457	$1,270	$3,090
Total return swaps	3,657	(276)	3,564	176	93

	$24,204	$(4,501)	$21,021	$1,446	$3,183

The following table summarizes the maturity and ratings profile of credit protection sold as at October 31, 2010. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the external rating of the assets underlying the tranches referenced by the contracts. A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the assets, subordination (i.e. the attachment point) and deal-specific structures such as tests/triggers.

	Notional amount				Fair
$ millions, as at October 31	< 1 year	1 to 5 years	> 5 years	Total	value

2010 Risk rating of underlying assets
Investment grade	$67	$2,512	$4,027	$6,606	$(204)
Non-investment grade	5	728	5,694	6,427	(1,733)
Not rated	4	682	1,343	2,029	(102)

	$76	$3,922	$11,064	$15,062	$(2,039)

2009 Risk rating of underlying assets
Investment grade	$173	$3,916	$4,378	$8,467	$(408)
Non-investment grade	34	1,260	11,374	12,668	(3,645)
Not rated	30	918	2,121	3,069	(448)

	$237	$6,094	$17,873	$24,204	$(4,501)

Standby and performance letters of credit
The following table summarizes the maximum possible future payout on standby and performance letters of credit, based on notional amounts, by the ratings profiles of our customers as of October 31, 2010. The ratings scale is representative of the payment or performance risk to CIBC under the guarantee and is based on our internal risk ratings, which generally correspond to ratings defined by Standard & Poor’s (S&P) and Moody’s Investors Service (Moody’s).

$ millions, as at October 31	2010	2009

Risk rating of customers
Investment grade	$3,954	$3,338
Non-investment grade	1,572	1,557
Not rated	195	228

	$5,721	$5,123

Consolidated Financial Statements
Derivative instruments and hedging activities
Canadian GAAP derivative and hedge accounting is substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may exhibit significant volatility in any given period relative to Canadian GAAP because:

•	We elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;

•	Canadian GAAP permits the use of cash instruments for certain foreign currency hedges, which is disallowed under U.S. GAAP; and

•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.
FASB ASC 815 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB ASC 815 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under FASB ASC 815 (SFAS 161), an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. Much of this disclosure is presented in Note 14 to the consolidated financial statements with the incremental requirements under FASB ASC 815 (SFAS 161) presented below.
     The following tables provide the derivatives-related gains (losses), before taxes, recognized in the U.S. GAAP consolidated statement of operations and OCI. Net gains of $44 million on items hedged under fair value hedges are included in net interest income for the year ended October 31, 2010 (2009: $20 million).

	Gains/(losses) recognized in consolidated statement of operations
	Net interest income			Non-interest income
		Recognized as	Recognized on		Recognized as	Recognized on	Gains/(losses)
	Directly	hedge	transfer from	Directly	hedge	transfer from	recognized in
$ millions, for the year ended October 31	recognized	ineffectiveness	AOCI	recognized	ineffectiveness	AOCI	OCI

2010 Derivatives held for ALM
Interest rate derivatives
Cash flow hedges	$—	$—	$18	$—	$—	$—	$—
Fair value hedges	(35)	8	n/a	—	—	n/a	n/a
Economic hedges(1)	—	n/a	n/a	(854)	n/a	n/a	n/a
Foreign exchange derivatives
Cash flow hedges	—	—	—	—	(11)	(27)	(5)
NIFO hedges	n/a	n/a	n/a	1	—	25	41
Credit and equity derivatives
Economic hedges	—	n/a	n/a	(25)	n/a	n/a	n/a

	$(35)	$8	$18	$(878)	$(11)	$(2)	$36

2009(2) Derivatives held for ALM
Interest rate derivatives
Cash flow hedges	$—	$—	$27	$—	$—	$—	$—
Fair value hedges	28	8	n/a	—	—	n/a	n/a
Economic hedges(1)	—	n/a	n/a	(282)	n/a	n/a	n/a
Foreign exchange derivatives
Cash flow hedges	—	—	—	—	(5)	(20)	(22)
NIFO hedges	n/a	n/a	n/a	6	—	404	130
Credit and equity derivatives
Economic hedges	—	n/a	n/a	(274)	n/a	n/a	n/a

	$28	$8	$27	$(550)	$(5)	$384	$108

$ millions, for the year ended October 31	2010	2009(2)

Derivatives held for trading
Interest rate	$26	$(357)
Foreign exchange	301	331
Equity	(90)	(316)
Commodities	85	(3)
Structured credit and others	100	320

	$422	$(25)

(1)	Includes derivative instruments held to economically hedge FVO financial instruments.

(2)	Certain prior year amounts have been restated.

n/a Not applicable.

Consolidated Financial Statements
Contingent features
Certain derivative instruments contain provisions that require CIBC’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If CIBC’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payments or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on October 31, 2010, is $5,963 million (2009: $7,471 million) for which we have posted collateral of $5,531 million (2009: $7,076 million) in the normal course of business. If the credit-risk-related contingent features underlying these agreements were triggered on October 31, 2010, we would be required to post an additional $95 million (2009: $106 million) of collateral to our counterparties.
Insurance accounting
Policy benefit liabilities and policy acquisition costs
Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP. Under Canadian GAAP, the settlement date basis of accounting is used.
Joint ventures
Our investments in joint ventures other than VIEs are accounted for using proportionate consolidation under Canadian GAAP and accounted for using the equity method under U.S. GAAP.
Leveraged loans held for sale
Leveraged loans held for sale are accounted for at lower of cost or market value under U.S. GAAP while under Canadian GAAP, they are carried at amortized cost subject to OTTI.
Reclassification of certain financial assets
On August 1, 2008, certain trading financial assets, for which no active trading market existed and which management intended to hold to maturity or for the foreseeable future, were reclassified as HTM and AFS under Canadian GAAP. Subsequently as a result of amendments to section 3855 “Financial Instrument — Recognition and Measurement”, with effect from November 1, 2008, we were required to reclassify all of our HTM securities to loans and receivables. The loans and receivables category does not contain a requirement to hold these securities to maturity.
     Under U.S. GAAP, we also reclassified certain trading financial assets to HTM and AFS, but did so on October 31, 2008. On October 31, 2009, we evaluated the appropriateness of the classification of HTM securities. Due to the change in the requirements of our primary GAAP, we could no longer demonstrate the positive intent to hold these securities to maturity. Therefore we reclassified these securities to AFS effective October 31, 2009. Since the reclassification does not qualify under the exemption provisions for the sale or transfer of HTM securities under FASB ASC 320 (SFAS 115), the reclassification decision is deemed to have “tainted” the HTM category and, accordingly, we are not permitted to prospectively classify any securities as HTM for a period of two years from the time of tainting.
     Due to the difference in the timing of the reclassification under U.S. GAAP, additional unrealized pre-tax MTM losses on the reclassified trading assets of $612 million were included in the U.S. GAAP net loss for 2008. Additional pre-tax interest income of $81 million (2009: $127 million) is included in U.S. GAAP earnings in the current year. The securities that were originally reclassified from HTM to AFS had a carrying value of $5,486 million and a fair value of $5,674 million as at October 31, 2010 (2009: $5,942 million and $6,151 million, respectively). The realized and unrealized gain (loss) related to these securities was $293 million and $(371) million, respectively for 2010 (2009: $394 million and $(321) million).
Fair value measurement
FASB ASC 820 (SFAS 157) “Fair Value Measurements and Disclosures”, and related pronouncements, became effective as of November 1, 2008, except for certain non-financial assets and non-financial liabilities which became effective for the fiscal year beginning November 1, 2009. This standard establishes a framework for measuring fair value and prescribes a three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair value of assets and liabilities. Note 2 of the consolidated financial statements provides additional disclosure as to the classification of financial instruments into Levels 1, 2 and 3 of the fair value hierarchy.
     FASB ASC 820 (SFAS 157) defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It requires an entity to maximize the use of observable inputs and requires consideration of the entity’s own credit risk when measuring the fair value of liabilities.
     While FASB ASC 820 (SFAS 157) is largely consistent with the fair value measurement guidance contained in CICA handbook section 3855 and section 3862, the following key differences do exist:
•	Under FASB ASC 820 (SFAS 157), the transaction to sell the asset or transfer the liability takes place in the principal market, whereas Canadian GAAP assumes the transaction to take place in the most advantageous market. In practice, the most advantageous market is generally the principal market.

•	Under FASB ASC 820 (SFAS 157), recognition of inception gains/losses for derivatives is permitted if the determination of fair value includes the use of non-observable market inputs whereas Canadian GAAP requires deferral of inception gains/losses in such cases.

Consolidated Financial Statements
With the adoption of FASB ASC 820 (SFAS 157), we recorded an after-tax cumulative-effect adjustment of $4 million net of taxes as an increase to the U.S. GAAP opening retained earnings as of November 1, 2008 relating to the unamortized deferred profit previously not recognized.
Additional guidance and disclosures on fair value measurement and other-than-temporary impairment of securities
The following FASB Staff Positions (FSPs) provide additional application guidance and require enhancements to disclosures regarding fair value measurements and OTTI of securities.

•	FASB ASC 820-10-65 (FSP FAS 157-4), “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, provides additional factors to consider when measuring the fair value of an asset or liability when there has been a significant decrease in the level of market activity for the instrument and quoted prices are associated with transactions that are not considered to be orderly. It also expands the disclosure requirements for the fair value of financial instruments.

•	FASB ASC 320-10-65-1 (FSP FAS 115-2 and FAS 124-2), “Recognition and Presentation of Other-than-Temporary Impairments”, amends the impairment assessment guidance and recognition principles of OTTI for debt securities and enhances the presentation and disclosure requirements for debt and equity securities. The FSP requires an entity to recognize an OTTI when the entity intends to sell the security, it is more likely than not that it will be required to sell the security before recovery, or when the entire amortized cost basis of the security will not be recovered. When an entity intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis less any current-period credit loss, the OTTI is recognized in earnings equal to the difference between fair value and amortized cost at the balance sheet date. In all other situations, the impairment is separated into an amount representing credit loss and amount relating to all other factors. The impairment related to credit loss is recognized in earnings and impairment related to other factors is recognized in OCI.
Fair value option
FASB ASC 825 (SFAS 159) “The Fair Value Option for Financial Assets and Liabilities” allows certain eligible financial instruments to be measured at fair value using the fair value option with the change in fair value being recognized in income. As Canadian GAAP permits the use of the fair value option, we had previously recorded certain securities and loans at fair value using this option. The impact of adopting this standard has resulted in the elimination of a Canadian/U.S. GAAP difference relating to financial instruments that are designated as trading under the fair value option.
Securitizations and variable interest entities (VIEs)
FASB ASC 860 (FSP FAS 140-4) and FASB ASC 810 (FIN 46(R)-8), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, amends SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The FSP requires public entities to provide additional disclosures related to their continuing involvement with transferred financial assets and the related risks retained as well as any contractual or non-contractual support provided and any future financial support to special purpose entities. The FSP also amends FIN 46 revised December 2003, “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs.
     These additional disclosures are presented in Note 6 of the consolidated financial statements. As a result of the reclassification of financial instruments noted above, loans in third-party structured vehicles under Canadian GAAP with a fair value of $6,779 million (2009: $5,667 million) have been reclassified to AFS securities while loans in CIBC structured CDO vehicles under Canadian GAAP with a fair value of $411 million (2009: $484 million) have been reclassified to AFS securities.
Offsetting of amounts related to certain contracts
FASB ASC 815-10-45 (FSP FIN 39-1), Amendment of FASB FIN 39, permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. We elected not to apply the offsetting provisions.
Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Business combinations
Effective November 1, 2009, we adopted FASB ASC 805 (SFAS 141 (R)), which replaces SFAS 141, “Business Combinations”. This standard improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FASB ASC 805 (SFAS 141 (R)) retains the fundamental concepts of SFAS 141 and requires the acquisition method of accounting and the identification of an acquirer for all business combinations.
     Upon the adoption of FASB ASC 805 the following differences exist:

•	An acquirer should recognize the identifiable assets, liabilities, and non-controlling interests in the acquiree at the full amounts of their fair value in a step acquisition;

•	An acquirer should measure assets or liabilities arising from a contingency at their acquisition date fair value. Subsequently, the acquirer should evaluate new information and measure a liability at the higher of its acquisition date fair value or the amount that would be recognized if applying FASB ASC 450 (SFAS 5), “Accounting for Contingencies”, and measure an asset at the lower of its acquisition date fair value or the best estimate of its future settlement amount;

•	An acquirer must expense acquisition-related and restructuring costs; and

•	Non-controlling interests in subsidiaries are initially measured at fair value and classified as a separate component of equity.
Note 3 of the consolidated financial statements provides disclosure of the acquisitions made during the year. With the adoption of FASB ASC 805, we recognized a contingent consideration agreement with a fair value of $5 million on the acquisition date related to the CIT transaction. We also expensed acquisition-related costs of $2 million relating to the acquisitions made during the year.

Consolidated Financial Statements
Accounting for non-controlling interests
Effective November 1, 2009, we adopted FASB ASC 810 (SFAS 160), “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. This standard requires the following retroactive changes in presentation:
•	Non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and

•	Consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating EPS.
In addition, this standard requires the following prospective changes in measurement:
•	A loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the statement of operations; and

•	A change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.
The adoption of this standard resulted in $168 million of non-controlling interests as at October 31, 2010 (2009: $174 million) being reclassified from liabilities to shareholders’ equity.
Accounting for transfers of financial assets and repurchase financing transactions
Effective November 1, 2009, we adopted FASB ASC 860-10-40 (FSP FAS 140-3), “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”. This FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under FASB 860 (SFAS FASB 140), unless certain criteria are met. The adoption of this standard did not have a material impact on our financial position or earnings.
Fair value measurement — financial assets and liabilities
Effective November 1, 2009, we adopted Update 2009-05 “Fair Value Measurements and Disclosure (FASB ASC 820) —Measuring Liabilities at Fair Value”. This update provides clarification as to how to value a liability where a quoted price in an active market for an identical liability is not available. The update also specifies that the fair value of the liability can be measured in relation to the quoted price of the identical or similar liability when it is traded as an asset in an active market. In addition, it clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.
     In January 2010, the FASB issued FASB Accounting Standards Update ASU 2010-06 Fair Value Measurement and Disclosure (FASB ASC 820): Improving Disclosures about Fair Value Measurements. This update requires new disclosure of transfers in and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of desegregation and about inputs and valuation techniques used to measure fair value. The update is effective for us for reporting on October 31, 2010 except that separate disclosures about purchases, sales, issuances and settlements relating to Level 3 financial instruments will be effective for us for our fiscal year beginning on November 1, 2010. Note 2 of the financial statements provides the disclosure of inputs and valuation techniques used to measure fair value.
Fair value measurement for financial assets and liabilities measured at fair value on a non-recurring basis
In addition to the fair value measurement disclosures for financial instruments that are carried at fair value, FASB ASC 820 (SFAS 157) also requires disclosure for financial instruments measured at fair value on a non-recurring basis. For the year ended October 31, 2010, we have certain equity securities and leveraged loans that are measured at fair value on a non-recurring basis using non-observable market inputs (Level 3). The equity securities have been written down to their fair value of $79 million (2009: $77 million) to reflect OTTI of $48 million (2009: $83 million). The carrying value of the leveraged loans held for sale has been reduced by $112 million (2009: $195 million) to reflect the current market value of $550 million (2009: $608 million).
Fair value measurement — non-financial assets and liabilities
Non-financial assets and liabilities are normally carried at cost and fair value measurements would only be applicable on a non-recurring basis that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances.
     Effective November 1, 2009, we adopted the remaining provision of FASB ASC 820 (SFAS 157). The remaining provision primarily impacts us by requiring additional disclosures about our fair value measurements related to non-financial assets and liabilities.
     For the year ended October 31, 2010, certain foreclosed assets were classified as held for sale. The carrying value for these assets is the lower of cost or fair value less cost to sell. Fair value for these assets is determined using valuation techniques. As at October 31, 2010 the fair value of these assets was approximately $63 million and they were classified as Level 3 in the fair value hierarchy.
Investments in certain entities that calculate net asset value per share
Effective November 1, 2009, we adopted FASB Accounting Standards Update ASU 2009 —12 (FASB ASC 820) “Fair Value Measurements and Disclosure — Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”. This Update provides guidance on measuring the fair value of an investment in an investment company that does not have a readily determinable fair value. It permits entities to use net asset value as a practical expedient to measure the fair value of the investments. Additional disclosures are also required regarding the nature and risk of the investments. Our investments include certain limited partnerships held in our Merchant Banking portfolio where we are a limited partner. Fair value of these investments is based on the net asset

Consolidated Financial Statements
value provided by third-party fund managers and is adjusted for more recent information where available and appropriate. As at October 31, 2010, the fair value of these investments in limited partnerships was $475 million and our unfunded commitment was $152 million. These limited partnerships typically have a 10-year commitment period with varying extension terms.
Disclosure about post-retirement benefit plan assets
In December 2008, the FASB issued FASB ASC 715-20 (FAS 132 (R) -1), “Employer’s Disclosures about Postretirement Benefit Plan Assets”. This guidance requires an employer to disclose the following:
•	How investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;

•	The major categories of plan assets;

•	The inputs and valuation techniques used to measure the fair value of plan assets;

•	The effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period;

•	Significant concentration of risk within plan assets; and

•	A description of the basis used to determine the overall expected long-term rate of return on assets assumption.
     The majority of this disclosure is presented in Note 22 to the consolidated financial statements.
     The incremental disclosure is presented in the table below that presents the level in the fair value hierarchy into which the defined benefit pension plans and other funded benefit plan assets and liabilities are categorized:

	Pension benefit plans			Other benefit plans
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
		Valuation	Valuation		Valuation	Valuation
		technique-	technique-		technique-	technique-
	Quoted market	observable	non-observable	Quoted market	observable	non-observable
$ millions, as at October 31, 2010	price	market inputs	market inputs	price	market inputs	market inputs

Assets(1)
Equity securities
Canadian equity	$582	$32	$—	$—	$—	$—
Non-Canadian equity	755	638	12	—	—	—
Debt securities
Short-term investments	310	168	—	—	—	—
Canadian bonds	251	1,402	—	—	26	—
Non-Canadian bonds	—	213	—	—	—	—
Real estate investments	—	—	172	—	—	—
Derivative instruments	15	—	—	—	—	—
Other	—	—	114	—	—	—

Total assets	$1,913	$2,453	$298	$—	$26	$—

Liabilities(1)
Derivative instruments	$—	$(4)	$—	$—	$—	$—

Total liabilities	$—	$(4)	$—	$—	$—	$—

(1)	Excludes assets and liabilities of these plans not measured at fair value.
     There were no transfers between levels during the year.
     The changes in fair value of Level 3 assets are summarized as follows:

		Net gains/(losses)		Purchases,
	Opening	included in income		(sales) and	Closing
$ millions, as at or for the year ended October 31, 2010	balance	Realized	Unrealized	(settlements)	balance

Equity securities	$17	$—	$1	$(6)	$12
Real estate investment	152	11	14	(5)	172
Infrastructure	120	—	(2)	(4)	114

	$289	$11	$13	$(15)	$298

Consolidated Financial Statements
Comparative amounts
Certain comparative amounts have been reclassified to conform to the presentation adopted in 2010.
Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
Accounting for Transfers of Financial Assets and Repurchase Financing Transactions
     In June 2009, the FASB issued FASB ASC 860 (SFAS 166), “Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140”, which will be effective for us on November 1, 2010. FASB ASC 860 (SFAS 166) must be applied prospectively to transfers of financial assets occurring on or after its effective date. FASB ASC 860 (SFAS 166) eliminates the ability to reclassify mortgage loans to securities when a transfer to a Guaranteed Mortgage Securitization does not meet the sale accounting requirements. It also eliminates the concept of a QSPE for accounting purposes. Therefore, former QSPEs (as defined under previous accounting standards) would be evaluated for consolidation on and after the effective date in accordance with the applicable consolidation guidance. Furthermore, the disclosure provisions of FASB ASC 805 (SFAS 166) will be applied to transfers that occurred both before and after the effective date.
     In June 2009, the FASB also issued FASB ASC 805 (SFAS 167), “Amendments to FASB Interpretation 46(R)”, which will also be effective for us on November 1, 2010. It amends FIN 46(R) “Consolidation of Variable Interest Entities” to require an enterprise to perform an analysis to determine whether the enterprise’s VIEs give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. In contrast to FIN 46(R), FASB ASC 805 (SFAS 167) requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. It also amends the events that trigger a reassessment of whether an entity is a VIE and requires enhanced disclosures with more transparent information about an enterprise’s involvement in a VIE.
Disclosures about the credit quality of financing receivables and the allowance for credit losses
     In July 2010, the FASB issued FASB Accounting Standards Update ASU 2010-20 (FASB ASC 310). The objective of the amendments in this Update is for an entity to provide disclosures that facilitate financial statement users’ evaluation of the following:
•	The nature of credit risk inherent in the entity’s portfolio of financing receivables;

•	How that risk is analyzed and assessed in arriving at the allowance for credit losses; and

•	The changes and reasons for those changes in the allowance for credit losses.
     An entity is required to provide disclosures on a disaggregated basis. The amendments in this Update define two levels of disaggregation – portfolio segment and class of financing receivable. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. Classes of financing receivables generally are a disaggregation of portfolio segment.
     The amendments in this Update require an entity to provide the following disclosures about its financing receivables on a disaggregated basis:
•	A roll forward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method;
•	For each disaggregated ending balance above, the related recorded investment in financing receivables;

•	The non-accrual status of financing receivables by class of financing receivables; and

•	Impaired financing receivables by class of financial receivables.
     The amendments in this Update require an entity to provide the following additional disclosures about its financing receivables:
•	Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables;

•	The aging of past due financing receivables at the end of the reporting period by class of financing receivables;
•	The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses;
•	The nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses; and
•	Significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segment.
     This Update will be effective for us on November 1, 2010.

Consolidated Financial Statements
Note 31 Future Accounting Policy Changes
Business Combinations, Consolidated Financial Statements, and Non-controlling Interests
In January 2009, the CICA issued three new handbook sections: 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-controlling Interests”.
     CICA handbook section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, this section addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill, and accounting for a non-controlling interest at the time of the business combination. Under this standard, most acquisition-related costs must now be accounted for as expenses in the periods they are incurred. This new section is applicable for acquisitions completed on or after November 1, 2011, although early adoption is permitted to facilitate the transition to IFRS in 2011.
     CICA handbook section 1601 establishes standards for the preparation of consolidated financial statements after the acquisition date. CICA handbook section 1602 addresses the accounting and presentation of non-controlling interests in the consolidated financial statements subsequent to a business combination. CICA handbook sections 1601 and 1602 must be adopted concurrently with CICA handbook section 1582.
Transition to International Financial Reporting Standards (IFRS)
Canadian publicly accountable enterprises must transition to IFRS for fiscal years beginning on or after January 1, 2011. As a result, we will adopt IFRS commencing November 1, 2011, and will publish our first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012. Upon adoption, we will provide fiscal 2011 comparative financial information also prepared in accordance with IFRS.
     The transition to IFRS represents a significant initiative for us and is supported by a formal governance structure with an enterprise-wide view and a dedicated project team.
     The requirements concerning the transition to IFRS are set out in IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, which generally requires that changes from Canadian GAAP be applied retroactively and reflected in our opening November 1, 2010 comparative IFRS consolidated balance sheet. However, there are a number of transitional elections, some of which entail an exemption from retroactive application, available under the transitional rules that we continue to evaluate.
     IFRS is expected to result in accounting policy differences in many areas. Based on existing IFRS and the assessment of our transitional elections to date, the areas that have the potential for the most significant impact to our financial and capital reporting include derecognition of financial instruments and the accounting for post-employment benefits.
Financial impacts
Derecognition of financial instruments
There are differences between Canadian GAAP and existing IFRS concerning the determination of whether financial instruments should be derecognized from the consolidated balance sheet. Under IFRS, the determination of whether a financial asset should be derecognized is based to a greater extent on the transfer of risks and rewards, rather than on whether the assets have been legally isolated from the transferor.
     As a result, securitization transactions are much more likely to be accounted for as secured borrowings rather than as sales, which will result in an increase to total assets recorded on our consolidated balance sheet, and a charge to retained earnings at transition in respect of gains previously recorded from off-balance sheet accounting, particularly in respect of residential mortgages securitized through the creation of MBS under the CMB program and Government of Canada National Housing Act MBS Auction process. The on-balance sheet treatment for securitized mortgages may also impact our hedging strategies.
     The proposed change to IFRS 1 permitting transfers that occured before November 1, 2010 to be exempted from these requirements could reduce the initial impact of these accounting rules, although we may elect to still apply the rules retroactively, which would result in a gross-up to our opening IFRS balance sheet of approximately $29 billion in respect to the securitized residential mortgages.
Post-employment benefits
The IFRS 1 accounting election for post-employment benefits may also negatively impact our capital ratios through charging unamortized actuarial losses to retained earnings at transition, however this “fresh start” election would also reduce post-transition compensation expense through the elimination of amortization expense that would otherwise occur. Based on our October 31, 2010 actuarial valuation, the net impact of the “fresh-start” election combined with a number of other less significant IFRS differences relating to post-employment benefits, would be a reduction of Tier 1 capital of approximately $1.1 billion after-tax.
     Other elections related to the accounting for actuarial gains and losses that may arise after transition also have the potential to impact our capital and earnings in subsequent years. Regardless of the alternative we choose, we will record in expense the cost of benefits incurred during the year, plus the interest cost on the obligation net of the expected returns on plan assets.
Cumulative foreign currency translation differences
IFRS 1 allows entities to elect to charge the cumulative translation account for all foreign operations to retained earnings at transition. Based on the balance in the foreign currency translation account as at October 31, 2010, this “fresh-start” election would result in a reclassification of $575 million from AOCI to retained earnings. This adjustment would not impact our Tier 1 capital.
Future changes
Proposed changes to the IFRS accounting standards may introduce additional significant accounting differences, although we expect that most of the changes arising from the proposed standards will not be effective for us until the years following our initial IFRS transition in fiscal 2012.
     The impact of IFRS to us at transition will ultimately depend on the IFRS standards and capital reporting rules in effect at the time, transition elections that have not yet been finalized, and the prevailing business and economic facts and circumstances.

Principal Subsidiaries
Unaudited, $ millions, as at October 31, 2010

	Address of head	Book value(3) of shares owned by CIBC
Subsidiary name(1)(2)	or principal office	and other subsidiaries of CIBC

CIBC Asset-Based Lending Inc.	Toronto, Ontario, Canada	1
CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	286
CIBC Asset Management Inc.	Toronto, Ontario, Canada
CIBC BA Limited	Toronto, Ontario, Canada		(4)
CIBC Global Asset Management Inc.	Montreal, Quebec, Canada	301
CIBC Global Asset Management (USA) Ltd.	Montreal, Quebec, Canada
CIBC Private Investment Counsel Inc.	Toronto, Ontario, Canada
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.	Toronto, Ontario, Canada	343
CIBC WM Real Estate Ltd.	Toronto, Ontario, Canada
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
CIBC Delaware Holdings Inc.	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC Capital Corporation	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
INTRIA Items Inc.	Mississauga, Ontario, Canada	100
CIBC Capital Funding IV, L.P.	New York, NY, U.S.A.	51
CIBC Holdings (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	8,775
CIBC Bank and Trust Company (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Bahamas) Limited (87.0%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
FirstCaribbean International Bank (Cayman) Limited (91.4%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Bank (Jamaica) Limited (88.0%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.4%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.4%)	Warrens, St. Michael, Barbados
CIBC International (Barbados) Inc.	Warrens, St. Michael, Barbados
CIBC Offshore Banking Services Corporation	Warrens, St. Michael, Barbados
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Co. Meath, Ireland
CIBC World Markets plc	London, England, U.K.	387
CIBC Asia Limited	Singapore City, Singapore	8
CIBC World Markets (Japan) Inc.	Tokyo, Japan	51
CIBC Australia Limited	Sydney, New South Wales, Australia	22

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados; CIBC Capital Funding IV, L.P., CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc. and CIBC Capital Corporation, which were incorporated or organized under the laws of the State of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

Quarterly Review
Condensed Consolidated Statement of Operations

				2010				2009
Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$1,645	$1,548	$1,497	$1,514	$1,419	$1,369	$1,273	$1,333
Non-interest income	1,609	1,301	1,424	1,547	1,469	1,488	888	689

Total revenue	3,254	2,849	2,921	3,061	2,888	2,857	2,161	2,022
Provision for credit losses	150	221	316	359	424	547	394	284
Non-interest expenses	1,860	1,741	1,678	1,748	1,669	1,699	1,639	1,653

Income before income taxes and non-controlling interests	1,244	887	927	954	795	611	128	85
Income tax expense (benefit)	742	244	261	286	145	172	174	(67)
Non-controlling interests	2	3	6	16	6	5	5	5

Net income (loss)	500	640	660	652	644	434	(51)	147
Dividend on preferred shares	42	42	43	42	43	44	39	36

Net income (loss) applicable to common shares	$458	$598	$617	$610	$601	$390	$(90)	$111

Condensed Consolidated Balance Sheet

				2010				2009
Unaudited, $ millions, as at quarter end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Assets
Cash and deposits with banks	$12,052	$14,413	$7,936	$8,290	$7,007	$6,895	$8,301	$9,642
Securities	77,608	77,636	66,994	76,044	77,576	77,572	79,275	74,162
Securities borrowed or purchased under resale agreements	37,342	32,084	39,466	32,497	32,751	31,029	32,674	33,253
Loans Residential mortgages	93,568	96,049	93,942	89,605	86,152	83,550	75,926	85,658
Personal and credit card	46,462	45,601	46,556	46,181	45,677	44,605	43,829	42,954
Business and government	38,582	38,001	38,239	39,296	37,343	37,260	42,397	44,881
Allowance for credit losses	(1,720)	(1,973)	(2,002)	(1,964)	(1,960)	(1,899)	(1,693)	(1,551)
Derivative instruments	24,682	23,886	21,830	23,563	24,696	28,357	34,048	34,144
Customers’ liability under acceptances	7,684	7,309	7,001	6,997	8,397	8,929	9,450	9,342
Other assets	15,780	16,594	16,039	16,730	18,305	19,619	23,156	21,330

	$352,040	$349,600	$336,001	$337,239	$335,944	$335,917	$347,363	$353,815

Liabilities and shareholders’ equity
Deposits Personal	$113,294	$113,059	$111,865	$111,237	$108,324	$106,274	$103,788	$101,179
Business and government	127,759	118,207	108,469	105,920	107,209	101,254	109,080	113,534
Bank	5,618	6,836	6,459	7,112	7,584	6,699	9,044	11,670
Derivative instruments	26,489	26,287	24,060	25,686	27,162	31,455	38,094	38,851
Acceptances	7,684	7,309	7,001	6,997	8,397	8,930	9,529	9,345
Obligations related to securities lent or sold short or under repurchase agreements	37,893	43,646	45,899	49,242	43,369	47,190	42,057	44,606
Other liabilities	12,572	12,012	10,607	10,441	13,693	13,834	14,567	13,441
Subordinated indebtedness	4,773	6,067	6,063	5,119	5,157	5,691	6,612	6,728
Preferred share liabilities	–	600	600	600	600	600	600	600
Non-controlling interests	168	165	168	171	174	170	175	189
Shareholders’ equity	15,790	15,412	14,810	14,714	14,275	13,820	13,817	13,672

	$352,040	$349,600	$336,001	$337,239	$335,944	$335,917	$347,363	$353,815

Select Financial Measures

				2010				2009
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Return on equity	14.6%	19.8%	22.2%	21.5%	22.2%	14.6%	(3.5)%	4.0%
Return on average assets	0.56%	0.72%	0.81%	0.76%	0.75%	0.51%	(0.06)%	0.16%
Average common shareholders’ equity ($ millions)	$12,400	$11,994	$11,415	$11,269	$10,718	$10,601	$10,644	$10,960
Average assets ($ millions)	$355,868	$353,092	$333,589	$340,822	$339,197	$340,661	$353,819	$369,249
Average assets to average common equity	28.7	29.4	29.2	30.2	31.6	32.1	33.2	33.7
Tier 1 capital ratio	13.9%	14.2%	13.7%	13.0%	12.1%	12.0%	11.5%	9.8%
Total capital ratio	17.8%	18.1%	18.8%	17.1%	16.1%	16.5%	15.9%	14.8%
Net interest margin	1.83%	1.74%	1.84%	1.76%	1.66%	1.59%	1.48%	1.43%
Efficiency ratio	57.2%	61.1%	57.5%	57.1%	57.8%	59.4%	75.9%	81.8%

Common Share Information

				2010				2009
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average shares outstanding (thousands)	391,055	388,815	386,865	384,442	382,793	381,584	381,410	380,911
Per share – basic earnings (loss)	$1.17	$1.54	$1.60	$1.59	$1.57	$1.02	$(0.24)	$0.29
– diluted earnings (loss)(3)	1.17	1.53	1.59	1.58	1.56	1.02	(0.24)	0.29
– dividends	0.87	0.87	0.87	0.87	0.87	0.87	0.87	0.87
– book value(1)	32.17	31.36	30.00	29.91	28.96	27.87	27.95	28.98
Share price(2) – high	79.50	75.40	77.19	70.66	69.30	67.20	54.90	57.43
– low	66.81	65.91	63.16	61.96	60.22	53.02	37.10	41.65
– close	78.23	70.60	74.56	63.90	62.00	66.31	53.57	46.63
Dividend payout ratio	74.3%	56.7%	54.5%	54.8%	55.4%	85.0%	n/m	n/m

(1)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.

(2)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

n/m	Not meaningful.

Ten-year Statistical Review
Condensed Consolidated Statement of Operations

Unaudited, $ millions,
for the year ended October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Net interest income	$6, 204	$5,394	$5,207	$4,558	$4,435	$4,937	$5,258	$5,517	$5,389	$4,445
Non-interest income	5,881	4,534	(1,493)	7,508	6,916	7,561	6,573	5,924	5,541	6,613

Total revenue	12,085	9,928	3,714	12,066	11,351	12,498	11,831	11,441	10,930	11,058
Provision for credit losses	1,046	1,649	773	603	548	706	628	1,143	1,500	1,100
Non-interest expenses	7,027	6,660	7,201	7,612	7,488	10,865	8,307	8,106	9,129	8,226

Income (loss) before income taxes and non-controlling interests	4,012	1,619	(4,260)	3,851	3,315	927	2,896	2,192	301	1,732
Income tax expense (benefit)	1,533	424	(2,218)	524	640	789	790	239	(279)	92
Non-controlling interests	27	21	18	31	29	170	15	3	38	58

Net income (loss)	$2, 452	$1,174	$(2,060)	$3,296	$2,646	$(32)	$2,091	$1,950	$542	$1,582
Dividends on preferred shares	169	162	119	139	132	125	100	75	50	17
Premium on redemption of preferred shares classified as equity	—	—	—	32	—	—	—	—	—	—

Net income (loss) applicable to common shares	$2, 283	$1,012	$(2,179)	$3,125	$2,514	$(157)	$1,991	$1,875	$492	$1,565

Condensed Consolidated Balance Sheet

Unaudited, $ millions, as at October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Assets
Cash and deposits with banks	$12, 052	$7,007	$8,959	$13,747	$11,853	$11,852	$12,203	$10,454	$9,512	$11,350
Securities	77,608	77,576	79,171	86,500	83,498	67,764	67,316	69,628	64,273	74,794
Securities borrowed or purchased under resale agreements	37,342	32,751	35,596	34,020	25,432	18,514	18,165	19,829	16,020	24,079
Loans
Residential mortgages	93,568	86,152	90,695	91,664	81,358	77,216	72,592	70,014	66,612	58,751
Personal and credit card	46,462	45,677	42,953	38,334	35,305	34,853	35,000	32,695	30,784	28,411
Business and government	38,582	37,343	39,273	34,099	30,404	31,350	31,737	33,177	41,961	46,693
Allowance for credit losses	(1,720)	(1,960)	(1,446)	(1,443)	(1,442)	(1,636)	(1,825)	(1,952)	(2,288)	(2,294)
Derivative instruments	24,682	24,696	28,644	24,075	17,122	20,309	23,710	22,796	24,717	25,723
Customers’ liability under acceptances	7,684	8,397	8,848	8,024	6,291	5,119	4,778	5,139	6,848	8,100
Other assets	15,780	18,305	21,237	13,158	14,163	15,029	15,088	15,367	14,854	11,867

	$352, 040	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474

Liabilities and shareholders’ equity
Deposits
Personal	$113, 294	$108,324	$99,477	$91,772	$81,829	$75,973	$73,392	$70,085	$68,297	$66,826
Business and government	127,759	107,209	117,772	125,878	107,468	106,226	105,362	105,885	117,664	114,270
Bank	5,618	7,584	15,703	14,022	13,594	10,535	11,823	12,160	10,669	13,256
Derivative instruments	26,489	27,162	32,742	26,688	17,330	20,128	23,990	21,945	24,794	26,395
Acceptances	7,684	8,397	8,848	8,249	6,297	5,119	4,778	5,147	6,878	8,100
Obligations related to securities lent or sold short or under repurchase agreements	37,893	43,369	44,947	42,081	44,221	29,208	29,010	30,952	18,051	32,616
Other liabilities	12,572	13,693	13,167	13,728	14,716	16,002	13,258	13,976	10,869	9,863
Subordinated indebtedness	4,773	5,157	6,658	5,526	5,595	5,102	3,889	3,197	3,627	3,999
Preferred share liabilities	—	600	600	600	600	600	1,043	1,707	1,988	1,999
Non-controlling interests	168	174	185	145	12	746	39	22	111	249
Shareholders’ equity	15,790	14,275	13,831	13,489	12,322	10,731	12,180	12,071	10,345	9,901

	$352, 040	$335,944	$353,930	$342,178	$303,984	$280,370	$278,764	$277,147	$273,293	$287,474

Select Financial Measures

Unaudited, as at or
for the year ended October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Return on equity	19.4%	9.4%	(19.4)%	28.7%	27.9%	(1.6)%	18.7%	19.2%	5.1%	16.1%
Return on average assets	0.71%	0.33%	(0.60)%	1.00%	0.91%	(0.01)%	0.74%	0.68%	0.19%	0.57%
Average common shareholders’ equity ($ millions)	$11,772	$10,731	$11,261	$10,905	$9,016	$9,804	$10,633	$9,764	$9,566	$9,739
Average assets ($ millions)	$345,943	$350,706	$344,865	$328,520	$291,277	$288,845	$280,810	$284,739	$292,510	$278,798
Average assets to average common equity	29.4	32.7	30.6	30.1	32.3	29.5	26.4	29.2	30.6	28.6
Tier 1 capital ratio	13.9%	12.1%	10.5%	9.7%	10.4%	8.5%	10.5%	10.8%	8.7%	9.0%
Total capital ratio	17.8%	16.1%	15.4%	13.9%	14.5%	12.7%	12.8%	13.0%	11.3%	12.0%
Net interest margin	1.79%	1.54%	1.51%	1.39%	1.52%	1.71%	1.87%	1.94%	1.84%	1.59%
Efficiency ratio	58.1%	67.1%	n/m	63.1%	66.0%	86.9%	70.2%	70.9%	83.5%	74.4%

n/m	Not meaningful.

Condensed Consolidated Statement of Changes in Shareholders’ Equity

Unaudited, $ millions,
for the year ended October 31	2010	2009		2008		2007		2006	2005	2004	2003	2002		2001

Balance at beginning of year	$14,275	$13,831		$13,489		$12,322		$10,731	$12,180	$12,071	$10,345	$9,901		$9,793
Adjustment for change in accounting policy	—	(6	)(1)	(66	)(2)	(50	)(3)	—	10 (4)	6 (5)	—	(42	)(6)	(140	)(7)
Premium on repurchase of common shares	—	—		—		(277)		—	(1,035)	(1,084)	—	(269)		(736)
Premium on redemption of preferred shares	—	—		—		(32)		—	—	—	—	—		—
Changes in share capital Preferred	—	525		300		(50)		—	598	133	550	800		—
Common	563	178		2,926		92		93	(17)	19	108	15		(41)
Changes in contributed surplus	4	(4)		—		26		12	(1)	9	24	26		—
Changes in OCI	9	72		650		(650)		(115)	49	(196)	(222)	2		38
Net income (loss)	2,452	1,174		(2,060)		3,296		2,646	(32)	2,091	1,950	542		1,582
Dividends Preferred	(169)	(162)		(119)		(139)		(132)	(125)	(100)	(75)	(50)		(17)
Common	(1,350)	(1,328)		(1,285)		(1,044)		(924)	(902)	(781)	(591)	(577)		(536)
Other	6	(5)		(4)		(5)		11	6	12	(18)	(3)		(42)

Balance at end of year	$15,790	$14,275		$13,831		$13,489		$12,322	$10,731	$12,180	$12,071	$10,345		$9,901

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 22 to the consolidated financial statements for additional details.

(2)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 to the consolidated financial statements for additional details.

(3)	Represents the effect of implementing the CICA financial instruments standards, which provides guidance on recognition and measurement of financial instruments.

(4)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities”, which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

(5)	Represents the effect of implementing the CICA AcG-17, “Equity-Linked Deposit Contracts”, which introduced the requirements to bifurcate the equity-linked contracts and measure the derivative at fair value.

(6)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”, which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officer directors, as encouraged by section 3870.

(7)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits”, which introduced the requirement to accrue the cost of post-retirement and post-employment benefits.
Common Share Information

Unaudited, as at or
for the year ended October 31	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Average number outstanding (thousands)	387,802	381,677	370,229	336,092	335,135	339,263	355,735	360,048	360,553	372,305
Per share – basic earnings (loss)	$5.89	$2.65	$(5.89)	$9.30	$7.50	$(0.46)	$5.60	$5.21	$1.37	$4.19
– diluted earnings (loss)(1)	5.87	2.65	(5.89)	9.21	7.43	(0.46)	5.53	5.18	1.35	4.13
– dividends	3.48	3.48	3.48	3.11	2.76	2.66	2.20	1.64	1.60	1.44
– book value(2)	32.17	28.96	29.40	33.31	29.59	25.00	29.92	28.78	25.75	26.44
Share price(3) – high	79.50	69.30	99.81	106.75	87.87	80.80	73.90	60.95	57.70	57.00
– low	61.96	37.10	49.00	87.00	72.90	67.95	59.35	39.50	34.26	43.20
– close	78.23	62.00	54.66	102.00	87.60	72.20	73.90	59.21	38.75	48.82
Dividend payout ratio	59.1%	>100%	n/m	33.4%	36.8%	n/m	39.2%	31.5%	>100%	34.2%

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

(2)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.

(3)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

n/m	Not meaningful.
Dividends on Preferred Shares(1)

Unaudited, for the year ended October 31		2010	2009	2008	2007	2006	2005	2004	2003	2002	2001

Class A	Series 14	$—	$—	$—	$—	$—	$—	$—	$1.1156	$1.4875	$1.4875
	Series 15	—	—	—	—	—	—	1.0709	1.4125	1.4125	1.4125
	Series 16	—	—	—	—	—	—	1.8456	2.0025	2.2244	2.1724
	Series 17	—	—	—	—	—	—	1.3551	1.3625	1.3625	1.3625
	Series 18	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750	1.3750
	Series 19	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375	1.2375
	Series 20	—	—	—	—	—	1.5780	1.6908	1.8253	2.0276	1.9801
	Series 21	—	—	—	—	—	1.5095	1.5000	1.5000	1.5000	1.5000
	Series 22	—	—	—	—	—	1.9518	2.0520	2.2152	2.4606	2.4031
	Series 23	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	1.3250	0.9938
	Series 24	—	—	—	0.3750	1.5000	1.5000	1.5000	1.5000	1.2962	—
	Series 25	—	—	—	1.1250	1.5000	1.5000	1.5000	1.5000	0.8048	—
	Series 26	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375	1.0859	—	—
	Series 27	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000	1.5484	—	—	—
	Series 28	0.0800	0.0800	0.0800	0.0800	0.0800	0.0799	0.1996	—	—	—
	Series 29	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500	—	—	—	—
	Series 30	1.2000	1.2000	1.2000	1.2000	1.2000	1.1938	—	—	—	—
	Series 31	1.1750	1.1750	1.1750	1.1298	—	—	—	—	—	—
	Series 32	1.1250	1.1250	1.1250	0.7995	—	—	—	—	—	—
	Series 33	1.3375	1.5271	—	—	—	—	—	—	—	—
	Series 35	1.6250	1.1909	—	—	—	—	—	—	—	—
	Series 37	1.6250	1.0607	—	—	—	—	—	—	—	—

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

Glossary
Advanced internal rating based (AIRB) approach for credit risk
Internal models based on historical experience of key risk assumptions are used to compute the capital requirements.
Advanced measurement approach (AMA) for operational risk
The capital charge for operational risk is calculated based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.
Allowance for credit losses
An allowance set up in the financial statements sufficient to absorb both specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. It can be either specific or general.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, minus the cumulative recognition of interest using the effective interest method, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectability. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Asset/liability management (ALM)
This is essentially the management of risks in the non-trading areas of the bank. Risk management techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Assets-to-capital multiple
Total assets plus specified off-balance sheet items divided by total regulatory capital.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients. AUM amounts are included in the amounts reported under AUA.
Bank exposures
In Basel II credit risk exposure reporting, all direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Basis point
One hundredth of a percentage point.
Business and government portfolio
In Basel II credit risk exposure reporting, a category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.
Collateral
Assets pledged as security for a loan or other obligation. Collateral is generally cash or a highly rated security.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities, mortgage-backed securities or tranches of other collateralized debt obligations to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of any combination of secured or unsecured corporate loans made to commercial and industrial clients of one or more lending banks to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return so as to meet investor demand.
Corporate exposures
In Basel II credit risk exposure reporting, all direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit derivatives
A category of derivatives that allow one party (the beneficiary) to transfer the credit risk of a referenced asset, which the beneficiary may or may not own, to another party (the guarantor) without actually selling the asset. CIBC commonly uses credit derivatives to manage its overall credit risk exposure.
Credit risk
Risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with agreed terms.
Credit valuation adjustment (CVA)
Derivative contracts are initially marked to generic risk-free price curves without reference to credit quality of either counterparty to the contract. The CVA is the adjustment, positive or negative, required to this initial mark to reflect the market value of the credit risk due to any failure by either party to perform its obligations under the derivative contract. The calculation of the CVA generally reflects the netting and collateral arrangements in place between the counterparties.
Current replacement cost
The estimated cost of replacing derivative instruments that have a positive market value, representing an unrealized gain to CIBC.
Derivatives
Contracts which require little or no initial investment and whose value is derived from changes in interest rates, foreign exchange rates, equity or commodity prices, or credit spreads applied to a notional underlying amount. The use of derivatives permits the management of risk due to changes in these risk factors.
Dividend payout ratio
Common dividends paid as a percentage of net income after preferred share dividends and premium on redemptions.
Dividend yield
Dividends per common share divided by the closing common share price.
Drawn exposure
In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital
Economic capital is a non-GAAP measure based upon an estimate of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises credit, market, operational and strategic risk capital.
Economic profit
Economic profit is a non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.
Exposure at default (EAD)
In Basel II credit risk exposure reporting, an estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Fair value
The amount of consideration that would be exchanged in an arm’s length transaction between knowledgeable and willing parties, under no compulsion to act.
Forward contracts
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Forward contracts are customized contracts traded in over-the-counter markets. Forward contracts are derivatives.
Forward rate agreement
An over-the-counter contract determining an interest rate to be paid or received commencing on a particular date in the future for a specified period of time. Forward rate agreements are derivatives.
Full-time equivalent employees
Full-time equivalent employees is a measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period.
Futures
A contractual commitment to buy or sell a specified commodity, currency or financial instrument at a specific price and date in the future. Futures contracts are standardized and are traded on an exchange. Futures contracts are derivatives.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make that payment, or are unable to meet other specified contractual obligations.
Hedge
A risk reduction technique whereby a derivative or other financial instrument is used to reduce or offset exposure to changes in interest rates, foreign exchange rates, equity, commodity prices or credit risk.
Interest-only strip
A financial instrument based solely on all or a portion of the interest payments from a pool of loans or other similar interest-bearing assets. As the principal on the underlying interest-bearing assets is repaid or defaults, the interest payments decline and the value of the interest-only strip falls accordingly.
Internal models approach (IMA) for market risk
Internal models are used to calculate the regulatory capital requirement CIBC must meet for debt/equity specific risks and general market risks.
Internal ratings based approach for securitization exposures
The computation of capital charge is based on risk weights that are mapped from internal ratings.
Liquidity risk
Risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavourable rates or selling assets on a forced basis.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the exposure at default.
Mark-to-market
The market value at which two parties are willing to exchange an asset, liability or other derivative contract. Valuation is at market rates/prices, as at the balance sheet date. Market observable prices are generally available for most publicly traded securities and some derivatives. Mark-to-market for some complex derivatives is model based using market observable price factors.
Market risk
The potential for financial loss from adverse changes in underlying market factors, including interest and foreign exchange rates, credit spreads, and equity and commodity prices.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple derivative transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Normal course issuer bid
Involves a listed company buying its own shares through a stock exchange, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or reference amount used for the calculation of payments under assets/liabilities or derivative contracts. In most instances, these amounts are not paid, received or exchanged under the terms of the derivative contract.
Off-balance sheet financial instruments
Assets or liabilities that are not recorded or not fully recorded on the balance sheet at notional or stated amounts, but may produce positive or negative cash flows. Such instruments include credit related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies and pension plans in Canada.
Operational risk
The risk of loss resulting from inadequate or failed internal processes, systems, or from human error or external events.
Options
A contractual obligation under which the writer confers the right, but not the obligation, on the purchaser to either buy (call option) or sell (put option) a specific amount of a commodity, currency or financial instrument at a fixed price either at or by a set date.
Other off-balance sheet exposure
In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.
Other retail
In Basel II credit risk exposure reporting, this exposure class includes all other loans that are extended to individuals and small businesses.
Over-the-counter derivatives (OTC) exposure
In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Price-to-earnings multiple
Closing common share price divided by diluted earnings per common share.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due.
Provision for credit losses
An amount charged or credited to income so as to bring the allowance for credit losses to a level that is sufficient to cover specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit, and guarantees.
Qualifying revolving retail
In Basel II credit risk exposure reporting, this exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
In Basel II credit risk exposure reporting, this exposure class includes residential mortgages and home equity lines of credit extended to individuals.
Regulatory capital
Basel II regulatory capital comprises Tier 1 and Tier 2 capital as defined by OSFI’s Capital Adequacy Regulations. Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, innovative Tier 1 notes, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gain on sale of applicable securitized assets is deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Both Tier 1 and Tier 2 capital are subject to certain other deductions on a 50/50 basis with the exception of investment in insurance activities which are deducted 100% from Tier 2 capital in accordance with OSFI’s transition rules.
Repo-style transactions (Repos) exposure
In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Retail portfolios
In Basel II credit risk exposure reporting, a category of exposures that includes primarily personal but also small business lending, where the primary basis of adjudication relies on credit scoring models.
Return on equity (ROE)
Net income, less preferred share dividends and premium on redemptions, expressed as a percentage of average common shareholders’ equity.
Risk-weighted assets (RWAs)
Under Basel II rules, RWAs consists of three components: (i) RWAs for credit risk are calculated using the AIRB approach and Standardized Approach. The AIRB RWAs are calculated utilizing PDs, LGDs, EADs, and in some cases maturity adjustment, and the Standardized Approach applies risk weighting factors specified in the OSFI guidelines to on- and off-balance sheet exposures; (ii) RWAs for market risk in the trading portfolio are statically estimated based on models approved by OSFI; and (iii) RWAs for operational risk relating to the risk of losses from inadequate or failed processes, people and systems are calculated under the AMA approach.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities it does not own. The seller borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other special purpose entities (SPEs). An SPE normally issues securities or other form of interests to investors and/or the asset transferor, and the SPE uses the proceeds of the issue of securities to purchase the transferred assets. The SPE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SPE, which may carry a number of different risk profiles.
Seller swaps
Seller swaps are derivatives used in securitization transactions whereby the asset seller receives ongoing cash flows related to the assets sold and pays the funding costs of the securitization vehicle.
Sovereign exposures
In Basel II credit risk exposure reporting, all direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Standardized approach for credit risk
In Basel II, applied to exposures where sufficient information to allow for the AIRB approach for credit risk is not available. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed by the regulator. The standardized risk-weights are based on external credit assessments, where available, and other risk related factors, including exposure asset class, collateral, etc.
Stock appreciation rights (SARs)
SARs issued by CIBC were rights attached to stock options. SARs could have been exchanged for a cash amount equal to the excess of the weighted-average price of CIBC common shares on the TSX or the trading day, immediately preceding the day the SARs were exercised, over the option strike price established at the time of the grant.
Swap contracts
Agreements between two parties to exchange a series of cash flows, based on a specific notional amount over a specified period. The typical swap contracts are interest rate swaps and cross currency swaps. Swap contracts are derivatives.
Taxable equivalent basis (TEB)
A non-GAAP measure that increases tax-exempt income to make it directly comparable to taxable income sources when comparing either total revenue or net interest income. There is an offsetting adjustment to the tax provision, thus generating the same after tax income as reported under GAAP.
Tier 1 and total capital ratios
Tier 1 and total regulatory capital, divided by risk-weighted assets, based on guidelines set by OSFI, based on Bank for International Settlements standards.
Total shareholder return
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.
Undrawn exposures
In Basel II credit risk exposure reporting, the amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk (VaR)
Generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.
Variable interest entity (VIE)
An entity that does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. SPEs are a type of VIE that are created for a single, well-defined and narrow purpose.

Shareholder Information
Dividends
Common shares

Ex-dividend	Record	Payment	Dividends	Number of common
date	date	date	per share	shares on record date

Sep 24/10	Sep 28/10	Oct 28/10	$0.87	391,066,315
Jun 24/10	Jun 28/10	Jul 28/10	$0.87	388,843,943
Mar 25/10	Mar 29/10	Apr 28/10	$0.87	386,950,813
Dec 23/09	Dec 29/09	Jan 28/10	$0.87	384,365,376
Common shares of the Bank are listed for trading on the Toronto Stock Exchange and the New York Stock Exchange (ticker symbol — CM).
Preferred shares

	Series 18	Series 19(1)	Series 23(1)	Series 26	Series 27	Series 28	Series 29	Series 30	Series 31	Series 32	Series 33	Series 35	Series 37
Quarterly Dividend	$0.343750	$0.309375	$0.331250	$0.359375	$0.350000	$0.020000	$0.337500	$0.300000	$0.293750	$0.281250	$0.334375	$0.406250	$0.406250
Ticker symbol	CM.PR.P	CM.PR.R	CM.PR.A	CM.PR.D	CM.PR.E	—	CM.PR.G	CM.PR.H	CM.PR.I	CM.PR.J	CM.PR.K	CM.PR.L	CM.PR.M

(1)	Series 19 and 23 were redeemed on October 31, 2010.
All preferred shares are listed on the Toronto Stock Exchange, with the exception of Series 28, which was de-listed on May 1, 2005.
Eligible dividends
CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends,” unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.
Anticipated 2011 record and dividend payment dates for common and preferred shares(1)

Record dates	Payment dates

December 29(2)	January 28
March 28	April 28
June 28	July 28
September 28	October 28

(1)	Payment of dividend for common and preferred shares is subject to approval by the Board of Directors.

(2)	2010.
Credit ratings (as at October 31, 2010)

	Short-term debt	Senior debt	Subordinated debt	Preferred shares

DBRS	R-1 (high)	AA	AA (low)	Pfd-1 (low)
Fitch Ratings	F1+	AA-	A+	A
Moody’s Investors Service	P-1	Aa2	Aa3	Baa1
Standard & Poor’s	A-1	A+	A	A-
P-1 (low)
Shareholder investment plan
All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:

Dividend reinvestment option: Canadian residents may have dividends reinvested in additional CIBC common shares.
Share purchase option: Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year. Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.
Further information is available through CIBC Mellon Trust Company.
Transfer agent and registrar
For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416 643-5500 or fax 416 643-5501
1 800 387-0825 (toll-free in Canada and the U.S.)
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent, CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
BNY Mellon Shareowner Services
480 Washington Blvd, 27th Floor
Jersey City, NJ 07310
1 800 589-9836
E-mail: shrrelations@bnymellon.com
Website: www.bnymellon-investor.com

Further information
CIBC HEAD OFFICE
Commerce Court, Toronto, Ontario,
Canada M5L 1A2
Telephone number: 416 980-2211
SWIFT code: CIBCCATT
Website: www.cibc.com
CONTACT INFORMATION
Investor Relations:
Call: 416 980-6433
Fax: 416 980-5028
E-mail: investorrelations@cibc.com
Communications and Public Affairs:
Call: 416 980-4523
Fax: 416 363-5347
Email: corpcommmailbox@cibc.com
CIBC Telephone Banking:
Toll-free across Canada: 1 800 465-2422
Office of the CIBC Ombudsman:
Toll-free across Canada: 1 800 308-6859
Toronto: 416 861-3313
Fax: 1 800 308-6861
Toronto: 416 980-3754
CIBC Annual Report 2010
Additional print copies of the Annual Report may be obtained by calling 416 980-6433 or e-mailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com.
La version française: Sur simple demande, nous nous ferons un plaisir de vous faire parvenir la version française du présent rapport. Veuillez composer le 416 980-6433 ou nous faire parvenir un courriel à relationsinvestisseurs@cibc.com. La Reddition de comptes annuelle est aussi disponible en ligne à www.cibc.com.
KEY DATES IN 2011
Quarterly results:
Q1 – February 24
Q2 – May 26
Q3 – August 31
Q4 – December 1
Annual Meeting of Shareholders:
Thursday, April 28 at 10:00 a.m. (Central Daylight Time) in Winnipeg, Manitoba at The Fairmont Winnipeg, the Winnipeg Ballroom, 2 Lombard Street, Winnipeg, Manitoba, R3B 0Y3
Incorporation
Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.
The following are trademarks of CIBC or its subsidiaries:
Achieve what matters; Axiom Portfolios; CIBC 60 Plus Advantage; CIBC Advantage Card; CIBC CreditSmart; CIBC Everyday; CIBC EverydayPlus; CIBC Financial HealthCheck; CIBC For what matters.; CIBC Logo; CIBC Private Wealth Management; CIBC Unlimited Business Operating Account; CIBC Youthvision Scholarship; FirstCaribbean International Bank; Imperial Service; Investor’s Edge; Miracle Day; SmartStart; The CIBC Switch; Wood Gundy.
The following are trademarks of other parties:
Aerogold is a registered trademark of Aeroplan Canada Inc. CIBC is an authorized licensee of the mark.; Blackberry and related trademarks, names and logos are the property of Research in Motion Limited and are registered and/or used in EMEA and countries around the world. Used under license from Research in Motion Limited; Canada’s Most Powerful Women: Top 100 is a registered trademark of The Jeffery Group Ltd.; Canadian Breast Cancer Foundation and Run for the Cure are registered trademarks of Canadian Breast Cancer Foundation; Carbon Disclosure Project is a trademark of Carbon Disclosure Project Limited; CIBC is a licensee of the mark; Computers for Schools is a trademark of Her Majesty The Queen In Right Of Canada, as represented by the Minister of Industry; Encana is a registered trademark of Encana Corporation; Enerplus is a registered trademark of Enermark Inc.; FIFA World Cup is a registered trademark of Fédération Internationale de Football Association; Forest Stewardship Council is a registered trademark of Forest Stewardship Council, A.C.; Go Paperless is a registered trademark of Go Paperless Corporation; iPhone is a trademark or service mark of Apple Inc. registered in the U.S. and other countries. Apple Inc. is not a sponsor of or participant in CIBC Mobile Banking; Jantzi Social Index is a registered trademark of Michael Jantzi Research Associates Inc.; MasterCard is a registered trademark of MasterCard Worldwide; Movember is a registered trademark of Forideas Pty Limited; New York Stock Exchange is a registered trademark of NYSE Group, Inc.; Penn West Energy Trust; President’s Choice Financial is a registered trademark of Loblaws Inc.; Prostate Cancer Canada is a trademark of Prostate Cancer Canada; Soccer Nation is a trademark of Canadian Broadcasting Corporation/Société Radio-Canada; The Globe and Mail is a registered trademark of CTVglobemedia Publishing Inc.; Toronto Stock Exchange is a registered trademark of The Toronto Stock Exchange; TSX is a registered trademark of TSX Inc.; Visa is a registered trademark of Visa International Inc./CIBC Licensed User.
Only those trademarks that are pending or registered before the Canadian Trademarks office are identified.

Our Vision
To be the leader in client relationships
Our Mission
To fulfill the commitments we have made to each of our stakeholders
•	Help our clients achieve what matters to them

•	Create an environment where all employees can excel

•	Make a real difference in our communities

•	Generate strong total returns for our shareholders
Our Values
Our vision and mission are driven by an organizational culture based on core values of Trust, Teamwork and Accountability
Our Strategic Imperative
To deliver consistent and sustainable performance over the long term
Our Priorities
•	Market leadership in core businesses
-	Achieve and maintain no less than a #3 position, and target #1 or #2, in our core Canadian-based retail and wholesale businesses
•	Balanced and actively-managed business mix
-	Grow in certain areas where we have competitive capabilities and market opportunities that can generate sustainable earnings
•	Industry-leading fundamentals
-	Underpin our core businesses with strong capital funding, competitive productivity measures and sound risk management
All paper used in the production of the CIBC 2010 Annual Report has been certified by the Forest Stewardship Council (FSC). FSC fibre used in the manufacture of the paper stock comes from well-managed forests independently certified by SmartWood according to Forest Stewardship Council rules. Paper fibre used for the cover of the report has 55% recycled content, including 30% post-consumer waste and is acid free and elemental chlorine free. The text paper fibre of this report has 30% post-consumer waste and is also acid free and elemental chlorine free. Only vegetable-based, low-VOC inks have been used.